As filed with the Securities and Exchange Commission on December 15, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTURYLINK, INC.

(Exact name of registrant as specified in its charter)

Louisiana	4813	72-0651161
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 CenturyLink Drive

Monroe, LA 71203

(318) 388-9000

(Address, including zip code and telephone number, including area code of registrants’ principal executive offices)

Stacey W. Goff, Esq.

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

(318) 388-9000

(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

John M. Ryan, Esq. Level 3 Communications, Inc. 1025 Eldorado Boulevard Broomfield, CO 80021 (720) 888-1000	Eric S. Robinson, Esq. DongJu Song, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	David K. Boston, Esq. Laura L. Delanoy, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transaction described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $1.00 per share	540,590,772	N/A	$11,297,032,643	$1,309,326.08

(1)	The number of shares of common stock, par value $1.00 per share, of the registrant (“CenturyLink common stock”) being registered is based upon the sum of (a) the product obtained by multiplying (i) 359,973,009 shares of common stock, par value $0.01 per share, of Level 3 Communications, Inc. (“Level 3 common stock”) estimated to be outstanding immediately prior to the initial merger by (ii) an exchange ratio of 1.4286, the exchange ratio provided for in the merger agreement (as defined in the joint proxy statement/prospectus that forms a part of this registration statement) plus (b) 26,309,365 shares of CenturyLink common stock, the maximum number of shares of CenturyLink common stock estimated to be issuable in respect of restricted stock units denominated in shares of Level 3 common stock estimated to be outstanding immediately prior to the initial merger.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act. The proposed maximum aggregate offering price of the CenturyLink common stock was calculated based upon the market value of shares of Level 3 common stock (the securities to be canceled in the initial merger) in accordance with Rule 457(c) and is equal to (a) the product of (i) $56.29, the average of the high and low prices per share of Level 3 common stock on the New York Stock Exchange on December 12, 2016, multiplied by (ii) 370,200,976, the maximum number of shares of Level 3 common stock estimated to be exchanged in the initial merger, minus (b) the aggregate amount of cash consideration to be paid by CenturyLink in the initial merger.
(3)	Calculated pursuant to Section 6(b) of the Securities Act and Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017 at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 15, 2016

COMBINATION PROPOSED—YOUR VOTE IS VERY IMPORTANT

The board of directors of CenturyLink, Inc. and the board of directors of Level 3 Communications, Inc. have agreed to an acquisition of Level 3 by CenturyLink, under the terms of the Agreement and Plan of Merger, dated as of October 31, 2016. The combined company will have the ability to offer CenturyLink’s larger enterprise customer base the benefits of Level 3’s global footprint with a combined presence in more than 60 countries. In addition, the combined company will be positioned to further enhance the scope and transmission speeds of its broadband infrastructure.

If the transaction is completed, Level 3 stockholders will have the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock for each share of Level 3 common stock they own at closing (which we refer to as the exchange ratio), with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the combination. Based on the closing price of CenturyLink common stock on the New York Stock Exchange of $28.25 on October 26, 2016, the last trading day before public reports of a possible transaction, the merger consideration represented approximately $66.86 of aggregate value for each share of Level 3 common stock. Based on the CenturyLink closing price of $[●] on [●], 2017, the latest practicable date before the date of this document, the merger consideration represented approximately $[●] of aggregate value for each share of Level 3 common stock. CenturyLink shareholders will continue to own their existing shares of CenturyLink common stock. We urge you to obtain current market quotations of CenturyLink common stock and Level 3 common stock before voting.

Upon completion of the combination, we estimate that current CenturyLink shareholders will own approximately 51% of the combined company and former Level 3 stockholders will own approximately 49% of the combined company. CenturyLink common stock and Level 3 common stock are both traded on the NYSE under the symbols “CTL” and “LVLT”, respectively.

At the special meeting of CenturyLink shareholders scheduled for [●], 2017, CenturyLink shareholders will be asked to vote on the issuance of shares of CenturyLink common stock to Level 3 stockholders, which is necessary to complete the combination. At the special meeting of Level 3 stockholders scheduled on the same date, Level 3 stockholders will be asked to vote on the adoption of the merger agreement and to approve, on an advisory basis, the compensation that may become payable to Level 3’s named executive officers in connection with the combination.

We cannot complete the combination unless the Level 3 stockholders and the CenturyLink shareholders approve the respective proposals related to the combination. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your CenturyLink or Level 3 special meeting, as applicable, in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the CenturyLink or the Level 3 special meeting, as applicable. If you are a Level 3 stockholder, please note that a failure to vote your shares is the equivalent of a vote against the combination. If you are a CenturyLink shareholder, please note that a failure to vote your shares may result in a failure to establish a quorum for the CenturyLink special meeting.

The CenturyLink board of directors unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock in the combination. The Level 3 board of directors unanimously recommends that the Level 3 stockholders vote “FOR” the proposal to adopt the merger agreement.

The obligations of CenturyLink and Level 3 to complete the combination are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about CenturyLink, Level 3 and the combination is contained in this joint proxy statement/prospectus. CenturyLink and Level 3 encourage you to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 20.

We look forward to the successful combination of CenturyLink and Level 3.

Sincerely,	Sincerely,
Glen F. Post, III	Jeff K. Storey
Chief Executive Officer and President	President and Chief Executive Officer
CenturyLink, Inc.	Level 3 Communications, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                    ], 2017 and is first being mailed to the shareholders of CenturyLink and stockholders of Level 3 on or about [                    ], 2017.

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

(318) 388-9000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To Be Held On [                    ], 2017

Dear CenturyLink shareholders:

We are pleased to invite you to attend the special meeting of CenturyLink shareholders, which will be held at 100 CenturyLink Drive, Monroe, Louisiana 71203, on [                    ], 2017, at [    ], local time, which we refer to as the CenturyLink special meeting, for the following purposes:

•	to vote on a proposal to approve the issuance of CenturyLink common stock to Level 3 stockholders in connection with the combination, as contemplated by the merger agreement, dated October 31, 2016, among CenturyLink, Inc., Wildcat Merger Sub 1 LLC, WWG Merger Sub LLC and Level 3 Communications, Inc., which we refer to as the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, as such agreement may be amended from time to time (we refer to this proposal as the CenturyLink stock issuance proposal); and

•	to vote on an adjournment of the CenturyLink special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the proposal to issue CenturyLink common stock in connection with the combination (we refer to this proposal as the CenturyLink adjournment proposal).

CenturyLink will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the CenturyLink special meeting.

The CenturyLink board of directors (which we refer to as the CenturyLink Board) unanimously recommends that CenturyLink shareholders vote “FOR” the CenturyLink stock issuance proposal and “FOR” the CenturyLink adjournment proposal.

Holders of record of shares of CenturyLink common stock or CenturyLink Series L preferred stock, which we refer to as the CenturyLink voting preferred stock, at the close of business on [●], 2017, which we refer to as the record date, are entitled to notice of, and may vote at, the special meeting and any adjournment of the special meeting. Beginning two business days after the date of this notice and continuing through the date of the special meeting, a list of these shareholders will be available for inspection at CenturyLink’s principal office by any CenturyLink shareholder for any purpose germane to such meeting.

Approval of the CenturyLink stock issuance proposal requires the affirmative vote of a majority of the votes cast on such matter at the CenturyLink special meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum is present).

Your vote is important. Whether or not you expect to attend the CenturyLink special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the CenturyLink special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. In lieu of receiving a proxy card, participants in certain benefit plans of CenturyLink and its subsidiaries have been furnished with voting instruction cards, which are described in greater detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors,

Stacey W. Goff

Secretary

Monroe, Louisiana

[                    ], 2017

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, Colorado 80021

(720) 888-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [●], 2017

To the Stockholders of Level 3 Communications, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Level 3 Communications, Inc. (which we refer to as Level 3), which will be held at Level 3’s headquarters, located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021, on                 , 2017, at                 , local time, to consider and vote on the following:

•	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 31, 2016 (which we refer to as the merger agreement), among CenturyLink, Inc., a Louisiana corporation (which we refer to as CenturyLink), Wildcat Merger Sub 1 LLC, a Delaware limited liability company and indirect wholly owned subsidiary of CenturyLink (which we refer to as merger sub 1), WWG Merger Sub LLC, a Delaware limited liability company and indirect wholly owned subsidiary of CenturyLink (which we refer to as merger sub 2) and Level 3, which we have attached as Annex A to the joint proxy statement/prospectus accompanying this notice. Pursuant to the merger agreement, merger sub 1 will merge with and into Level 3 (which we refer to as the merger), with each outstanding share of common stock of Level 3 (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) being converted into the right to receive (i) $26.50 in cash and (ii) 1.4286 shares of common stock of CenturyLink (which we refer to as the merger proposal);

•	a non-binding advisory proposal to approve the compensation that may become payable to Level 3’s named executive officers in connection with the completion of the combination (which we refer to as the compensation proposal); and

•	a proposal to adjourn the Level 3 special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the Level 3 adjournment proposal).

Level 3 will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof and will not be making any presentation or holding a question and answer session. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the special meeting.

The Level 3 board of directors (which we refer to as the Level 3 Board) has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of Level 3 and its stockholders. The Level 3 Board unanimously recommends that Level 3 stockholders vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the proposal to approve, on an advisory basis, the compensation payable in connection with the combination and “FOR” the proposal to adjourn the Level 3 special meeting, if necessary, to solicit additional proxies.

The Level 3 Board has fixed the close of business on                 , 2017 as the record date for determination of Level 3 stockholders entitled to receive notice of, and to vote at, the Level 3 special meeting or any adjournments or postponements thereof. Only Level 3 stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Level 3 special meeting. Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock. Approval of the Level 3 adjournment proposal and the compensation proposal each requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting. A list of the names of Level 3 stockholders of record will be available for ten days prior to the Level 3 special meeting for any purpose germane to the special meeting between the hours of 9:00 a.m. and 5:00 p.m., local time, at Level 3’s headquarters, 1025 Eldorado Blvd., Broomfield, Colorado 80021. The Level 3 stockholder list will also be available at the Level 3 special meeting for examination by any stockholder present at such meeting.

Your vote is very important. For your convenience, in addition to submitting a proxy to vote your shares by signing and returning the enclosed proxy card in the postage-paid envelope provided, we have also made telephone and internet voting available to you. Simply follow the instructions on the enclosed proxy. If your shares are held in a 401(k) plan or in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or record holder, as appropriate.

The enclosed joint proxy statement/prospectus provides a detailed description of the combination and the merger agreement as well as, among other things, a description of the Level 3 common stock and CenturyLink common stock. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference and the annexes, carefully and in their entirety. If you have any questions concerning the combination or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Level 3 common stock, please contact Level 3 Investor Relations:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, Colorado 80021

(720) 888-2518

Attn: Investor Relations

By Order of the Board of Directors of Level 3 Communications, Inc.

John M. Ryan Executive Vice President, Chief Legal Officer and Secretary

Broomfield, Colorado

                , 2017

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about CenturyLink and Level 3 from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

CenturyLink, Inc. 100 CenturyLink Drive Monroe, LA 71203 (318) 388-9000 Attn: Investor Relations	Level 3 Communications, Inc. 1025 Eldorado Boulevard Broomfield, CO 80021 (720) 888-2518 Attn: Investor Relations
or	or
[●] [●] [●] for shareholder inquiries [●] for banks and brokers	[●] [●] [●] for shareholder inquiries [●] for banks and brokers

Investors may also consult CenturyLink’s or Level 3’s website for more information concerning the combination described in this joint proxy statement/prospectus. CenturyLink’s website is www.CenturyLink.com. Level 3’s website is www.Level3.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by [●], 2017 in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information” beginning on page 182.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by CenturyLink (File No. 333-             ), constitutes a prospectus of CenturyLink under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of CenturyLink common stock proposed to be issued to Level 3 stockholders under the merger agreement. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also includes a notice of meeting with respect to the special meeting of CenturyLink shareholders, at which CenturyLink shareholders will be asked to vote upon the CenturyLink stock issuance proposal, and a notice of meeting with respect to the special meeting of Level 3 stockholders, at which Level 3 stockholders will be asked to vote upon a proposal to adopt the merger agreement.

Before casting your vote, you should carefully review all the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●]. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither our mailing of this joint proxy statement/prospectus to CenturyLink shareholders or Level 3 stockholders nor the issuance by CenturyLink of common stock in connection with the combination will create any implication to the contrary.

In deciding how to vote with respect to any of the proposals discussed herein, you must make your own independent examination of the merits and risks of the proposal. You should not construe anything included in this joint proxy statement/prospectus as investment, legal, business or tax advice, and should consult with your own advisors if you have questions concerning any of the matters described herein.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding CenturyLink has been provided by CenturyLink and information contained in this joint proxy statement/prospectus regarding Level 3 has been provided by Level 3.

All references in this joint proxy statement/prospectus to “Level 3” refer to Level 3 Communications, Inc. a Delaware corporation (except that in connection with the description of its operations or business under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” such term refers to the consolidated operations of Level 3 Communications, Inc. and its subsidiaries); all references in this joint proxy statement/prospectus to “CenturyLink” refer to CenturyLink, Inc., a Louisiana corporation (except that in connection with the description of its operations or business under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”, such term refers to the consolidated operations of CenturyLink, Inc. and its subsidiaries); all references to “merger sub 1” refer to Wildcat Merger Sub 1 LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of CenturyLink, formed for the purpose of effecting the combination; and all references to “merger sub 2” refer to WWG Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of CenturyLink formed for the purpose of effecting the combination. Unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of October 31, 2016, among Level 3, CenturyLink, merger sub 1 and merger sub 2, a copy of which is included as Annex A to this joint proxy statement/prospectus, all references to the “initial merger” refer to the merger of merger sub 1 into Level 3, with Level 3 continuing as the surviving corporation, and all references to the “subsequent merger” refer to the merger of the surviving corporation into merger sub 2, with merger sub 2 continuing as the surviving company, and all references to the “combination” or the “mergers” refer collectively to the initial merger and the subsequent merger.

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QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a shareholder of CenturyLink or stockholder of Level 3, may have regarding the combination and the other matters being considered at the CenturyLink special meeting and at the Level 3 special meeting. CenturyLink and Level 3 urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the combination and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	CenturyLink, Inc., which we refer to as CenturyLink, and Level 3 Communications, Inc., which we refer to as Level 3, have agreed to an acquisition of Level 3 by CenturyLink under the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the combination, among other things:

•	CenturyLink shareholders must vote to approve the issuance of shares of CenturyLink common stock to holders of shares of Level 3 common stock (which holders we refer to as Level 3 stockholders) in connection with the combination, and

•	Level 3 stockholders must vote to adopt the merger agreement.

CenturyLink and Level 3 will hold separate special meetings to obtain these approvals. In addition, Level 3 will solicit stockholder approval, on an advisory (non-binding) basis, of the existing compensatory arrangements between Level 3 and its named executive officers for compensation in connection with the combination (which we refer to as the compensation proposal). The separate vote, on an advisory (non-binding) basis, of the compensation proposal, is not a condition to the completion of the combination. This joint proxy statement/prospectus contains important information about the combination, the CenturyLink special meeting and the Level 3 special meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the meetings be held?

A:	The CenturyLink special meeting will be held at 100 CenturyLink Drive, Monroe, Louisiana 71203 on [ ], 2017, at [ ], local time. The Level 3 special meeting will be held at 1025 Eldorado Boulevard, Broomfield, Colorado 80021, on [ ], 2017, at [ ], local time.

Q:	What will happen at the closing of the transaction?

A:	Pursuant to the merger agreement, Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of CenturyLink, which we refer to as merger sub 1, will be merged with and into Level 3, and Level 3 will become an indirect wholly owned subsidiary of CenturyLink. Immediately thereafter, Level 3 will be merged with and into WWG Merger Sub LLC, an indirect wholly owned subsidiary of CenturyLink, which we refer to as merger sub 2, with merger sub 2 surviving the merger. We refer to these mergers as the initial merger and the subsequent merger, and collectively as the mergers or the combination.

If the combination is completed, Level 3 stockholders (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will have the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock for each share of Level 3 common stock they own at closing, which

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we refer to as the exchange ratio, with cash paid in lieu of fractional shares. We refer to the components of the merger consideration as the cash consideration and the share consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the combination.

CenturyLink shareholders will not receive any merger consideration and will continue to hold their shares of CenturyLink common stock.

Q:	What is the value of the merger consideration?

A:	Because CenturyLink has agreed to issue 1.4286 shares of CenturyLink common stock and deliver $26.50 in cash in exchange for each share of Level 3 common stock, the value of the merger consideration that Level 3 stockholders receive will depend on the price per share of CenturyLink common stock at the effective time of the initial merger. That price will not be known at the time of the special meetings and may be more or less than the current price or the price at the time of the special meetings. This exchange ratio will not be adjusted for changes in the market price of either CenturyLink common stock or Level 3 common stock between the date of signing the merger agreement and completion of the combination.

Based on the closing price of CenturyLink common stock on the New York Stock Exchange (which we refer to as the NYSE) of $28.25 on October 26, 2016, the last trading day before public reports of a possible transaction, the merger consideration represented approximately $66.86 of aggregate value for each share of Level 3 common stock. Based on the CenturyLink closing price of $[●] on [●], 2017, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] of aggregate value for each share of Level 3 common stock.

CenturyLink stockholders will continue to own their existing CenturyLink shares. CenturyLink common stock is currently traded on the NYSE under the symbol “CTL,” and Level 3 common stock is currently traded on the NYSE under the symbol “LVLT.”

We urge you to obtain current market quotations of CenturyLink common stock and Level 3 common stock before voting.

Q:	How do I vote?

A:	If you are a shareholder of record of CenturyLink as of the record date for the CenturyLink special meeting or a stockholder of record of Level 3 as of the record date for the Level 3 special meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of CenturyLink common stock or voting preferred stock or shares of Level 3 common stock in the name of a broker or nominee, please follow the voting instructions provided by your broker or nominee to ensure that your shares are represented at your special meeting. If you received voting instruction cards from a trustee of any retirement plan of CenturyLink, Level 3 or their subsidiaries in which you are a participant, please follow the instructions on those cards to ensure that shares of stock allocated to your plan account are represented at your special meeting.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan (the “Plan”), by signing your proxy card you will direct the trustee for the Plan to vote all shares of Level 3 common stock allocated to your account in the Plan. You must mail the proxy card, or vote by phone or by using the internet as described on the proxy card. If you do not vote your proxy (or submit it with an unclear voting designation or with no voting designation at all), then the Plan trustee will vote the shares in your account in accordance with the terms of the Plan document.

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Q:	What vote is required to approve each proposal?

A:	CenturyLink. Approval of the CenturyLink stock issuance proposal requires the affirmative vote of a majority of the votes cast on such matter at the CenturyLink special meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum is present).

Approval of the CenturyLink adjournment proposal, if necessary, requires the affirmative vote of a majority of the votes cast on such matter at such meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum is present).

Level 3. The proposal at the Level 3 special meeting to adopt the merger agreement requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock.

The Level 3 adjournment proposal requires the affirmative vote of holders of a majority of the shares of Level 3 common stock present or represented by proxy at the Level 3 special meeting. The Level 3 compensation proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting.

One of Level 3’s stockholders, STT Crossing Ltd. (which we refer to as STT Crossing), which owns approximately [●]% of the outstanding Level 3 shares as of the record date, has entered into a voting agreement with CenturyLink and, solely with respect to certain covenants contained therein, Level 3 (which we refer to as the voting agreement) under which STT Crossing has agreed, among other things, to vote its Level 3 common stock in favor of the merger proposal. See the section below entitled “STT Crossing Voting Agreement and Shareholder Rights Agreement.”

Q:	How does the Level 3 Board recommend that Level 3 stockholders vote?

A:	The Level 3 Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Level 3 and its stockholders. The Level 3 Board unanimously recommends that Level 3 stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the mergers, “FOR” the Level 3 compensation proposal, and “FOR” the proposal to adjourn the Level 3 special meeting, if necessary, to solicit additional proxies.

Q:	How does the CenturyLink Board recommend that CenturyLink shareholders vote?

A:	The CenturyLink Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of CenturyLink common stock to the Level 3 stockholders in connection with the combination, are in the best interests of CenturyLink and its shareholders. The CenturyLink Board unanimously recommends that CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock to Level 3 stockholders in connection with the combination and “FOR” the proposal to adjourn the CenturyLink special meeting, if necessary, to solicit additional proxies.

Q:	Will Level 3 be required to submit the merger agreement to its stockholders even if the Level 3 Board has withdrawn (or amended or modified in a manner adverse to CenturyLink) its recommendation?

A:	Yes, unless the merger agreement has been terminated by either party pursuant to the terms of the merger agreement. For more information regarding the ability of CenturyLink or Level 3 to terminate the merger agreement, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

Q:	Will CenturyLink be required to submit the CenturyLink stock issuance to its shareholders even if the CenturyLink Board has withdrawn (or amended or modified in a manner adverse to Level 3) its recommendation?

A:

Yes, unless the merger agreement has been terminated by either party pursuant to the terms of the merger agreement. For more information regarding the ability of Level 3 or CenturyLink to terminate the merger

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agreement see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

Q:	How many votes do I have?

A:	CenturyLink. You are entitled to one vote for each CenturyLink common share and one vote for each CenturyLink voting preferred share that you owned as of the record date. As of the close of business on [●], 2017, there were [●] outstanding shares of CenturyLink common stock and [●] outstanding shares of CenturyLink voting preferred stock. As of that date, less than 1.0% of the outstanding shares of CenturyLink common stock and none of the outstanding shares of CenturyLink voting preferred stock were beneficially owned by the directors and executive officers of CenturyLink.

Level 3. You are entitled to one vote for each share of Level 3 common stock that you owned as of the record date. As of the close of business on [●], 2017, there were [●] outstanding shares of Level 3 common stock. As of that date, less than 1.0% of the outstanding shares of Level 3 common stock were beneficially owned by the directors and executive officers of Level 3.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	CenturyLink. If you are a CenturyLink shareholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have no effect on the CenturyLink stock issuance proposal or, if necessary, the CenturyLink adjournment proposal, assuming a quorum is present. However, your failure to cast a vote will make it more difficult to meet the quorum requirement with respect to organizing the meeting and your failure to cast a vote or your abstention from voting will make it more difficult to meet the quorum requirement with respect to the CenturyLink stock issuance proposal.

Level 3. If you are a Level 3 stockholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have the same effect as a vote against the proposal to adopt the merger agreement.

For purposes of the Level 3 compensation proposal and the Level 3 adjournment proposal, a failure to vote will have no effect on the approval of the proposal (assuming a quorum is present) and an abstention will have the same effect as a vote against each of the compensation proposal and the adjournment proposal.

Q:	What constitutes a quorum?

A:	CenturyLink. Shareholders who hold a majority of the total number shares of CenturyLink common stock and voting preferred stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum to organize the CenturyLink special meeting, and shareholders holding a majority of the votes entitled to be cast with respect to the proposal to issue CenturyLink common stock in connection with the initial merger must be present or represented by proxy to constitute a quorum with respect to such proposal. All shares of CenturyLink common stock or voting preferred stock represented at the CenturyLink special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to organize the CenturyLink special meeting, but abstentions and broker non-votes will be treated as not present for purposes of determining the presence or absence of a quorum with respect to the proposal to issue CenturyLink common stock in connection with the initial merger.

Level 3. Stockholders who hold at least a majority of the issued and outstanding Level 3 common stock as of the close of business on the record date must be present or represented by proxy to constitute a quorum to conduct the Level 3 special meeting.

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Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a bank, trust company or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to CenturyLink or Level 3 or by voting in person at your special meeting. Further, brokers who hold shares of CenturyLink common stock or voting preferred stock or Level 3 common stock on behalf of their customers may not give a proxy to CenturyLink or Level 3 to vote those shares without specific instructions from their customers.

If you are a CenturyLink shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the CenturyLink stock issuance proposal, which will have no effect on the vote on this proposal, assuming a quorum is present.

If you are a Level 3 stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the proposal to adopt the merger agreement and, assuming a quorum is present, will have no effect on the compensation proposal or the Level 3 adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the CenturyLink common stock or voting preferred stock or Level 3 common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of CenturyLink or Secretary of Level 3, as appropriate, no later than the beginning of the applicable special meeting. If your shares are held in street name by your broker or nominee, you should contact them to change your vote. If your shares are held through a CenturyLink or Level 3 retirement plan, you should contact the trustee for the plan to change your vote.

Q:	What happens if I am a Level 3 stockholder who sells my shares of Level 3 common stock before the Level 3 special meeting?

A:

The record date for the Level 3 special meeting is earlier than the Level 3 special meeting. If you transfer your shares of Level 3 common stock after the Level 3 record date but before the Level 3 special meeting,

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you will retain your right to vote at the Level 3 special meeting, but will have transferred the right to receive the merger consideration in the combination. In order to receive the merger consideration, you must hold your shares through the effective time of the combination.

Q:	What will happen to my Level 3 restricted stock unit awards at the time of the combination?

A:	Upon the completion of the initial merger, each outstanding Level 3 restricted stock unit award, including any performance restricted stock unit award (a “Level 3 RSU award”), granted prior to April 1, 2014 and each Level 3 RSU award granted to a non-employee member of the Level 3 Board will be cancelled in exchange for $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock covered by the award, less applicable withholding taxes.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted on or after April 1, 2014 (other than those granted to non-employee members of the Level 3 Board), will be converted into a restricted stock unit award relating to a number of shares of CenturyLink common stock equal to the product of (a) the “equity award exchange ratio” (described below) multiplied by (b) the number of shares of Level 3 common stock subject to the award immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the converted RSU awards will remain subject to the same terms and conditions (including vesting terms) applicable to such awards immediately prior to the effective time, except that any performance-based vesting conditions will be deemed satisfied based on the actual performance of Level 3 through the latest practicable date prior to the closing date of the combination (as determined by the compensation committee of the Level 3 Board) and the award will continue to vest based on continued service to CenturyLink. The “equity award exchange ratio” is equal to the sum of (1) 1.4286 plus (2) the quotient (rounded to four decimal places) of (a) $26.50 divided by (b) the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day immediately prior to the closing date of the combination.

Q:	What are the material U.S. federal income tax consequences of the combination to U.S. holders of Level 3 common stock?

A:	CenturyLink and Level 3 intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). It is a condition to CenturyLink’s obligation to complete the combination that CenturyLink receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CenturyLink (or such other reputable tax counsel reasonably satisfactory to CenturyLink), to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Level 3’s obligation to complete the combination that Level 3 receive an opinion from Willkie Farr & Gallagher LLP, counsel to Level 3 (or such other reputable tax counsel reasonably satisfactory to Level 3), to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the receipt and accuracy of these opinions, a holder of shares of Level 3 common stock will generally recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of gain realized (consisting of the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the CenturyLink shares received in the combination over that stockholder’s adjusted tax basis in its Level 3 common stock surrendered) and (ii) the aggregate amount of cash received in the combination.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 145 for a more complete discussion of the U.S. federal income tax consequences of the combination. Tax matters can be complicated, and the tax consequences of the combination to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the combination to you.

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Q:	When do you expect the combination to be completed?

A:	Level 3 and CenturyLink intend to complete the combination as soon as reasonably practicable and currently anticipate the closing of the combination to occur by the end of the third quarter of 2017, following the satisfaction of all the conditions to closing. However, the combination is subject to various regulatory clearances and the satisfaction or waiver of other conditions and it is possible that factors outside the control of Level 3 and CenturyLink could result in the combination being completed at a later time or not at all. There can be no assurances as to when or if the combination will close. See “The Merger Agreement—Conditions to Completion of the Combination.”

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

In order for your shares to be represented at your special meeting:

•	you can attend your special meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included on your proxy or voting instruction card; or

•	you can indicate on the enclosed proxy or voting instruction card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope.

Q:	Do I need to do anything with my Level 3 common stock certificates now?

A:	No. After the combination is completed, if you held certificates representing shares of Level 3 common stock prior to the combination, CenturyLink’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Level 3 common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a Level 3 stockholder will receive the merger consideration. The shares of CenturyLink common stock you receive in the combination will be issued in book-entry form.

If you are a CenturyLink shareholder, you are not required to take any action with respect to your CenturyLink stock certificates.

Q:	Do I need identification to attend the CenturyLink or Level 3 meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of CenturyLink or Level 3 stock. If your shares are held in street name or through a CenturyLink or Level 3 retirement plan, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of CenturyLink or Level 3 stock, as applicable, on the record date.

Q:	Why are Level 3 stockholders being asked to cast an advisory (non-binding) vote to approve the compensation proposal?

A:	The Exchange Act and applicable SEC rules thereunder require Level 3 to seek an advisory (non-binding) vote with respect to certain payments that could become payable to its named executive officers in connection with the combination.

Q:	What will happen if the Level 3 stockholders do not approve the compensation proposal at the Level 3 special meeting?

A:

Approval of the compensation proposal is not a condition to the completion of the combination. The vote with respect to the compensation proposal is an advisory vote and will not be binding on either CenturyLink

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or Level 3. Therefore, if the other requisite stockholder approvals are obtained and the combination is completed, the amounts payable under the compensation proposal will continue to be payable to Level 3’s named executive officers in accordance with the terms and conditions of the applicable agreements.

Q:	Are stockholders entitled to appraisal rights?

A:	Under the General Corporation Law of the State of Delaware (which we refer to as the Delaware law), holders of Level 3 common stock who deliver to Level 3 a written demand for appraisal before the vote on the adoption of the merger agreement at the Level 3 special meeting and who do not vote for the merger proposal have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the combination is completed, but only if they comply with all requirements of Delaware law, as described under “Appraisal Rights” below, beginning on page 176. This appraisal amount could be more than, the same as, or less than the amount a Level 3 stockholder would be entitled to receive under the merger agreement. Any holder of Level 3 common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to Level 3 prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereunder, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereunder and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights.

The CenturyLink shareholders are not entitled to appraisal rights in connection with the combination under Louisiana law.

Q:	Who can help answer my questions?

A:	CenturyLink shareholders or Level 3 stockholders who have questions about the combination or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instruction cards should contact:

if you are a CenturyLink shareholder:	if you are a Level 3 stockholder:
[●]	[●]

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SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you. CenturyLink and Level 3 urge you to read carefully the remainder of this joint proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the combination and the related matters being considered at the applicable special meeting. See also the section entitled “Where You Can Find More Information” on page 182.  We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

CenturyLink (See page 38)

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

Telephone: (318) 388-9000

CenturyLink, a Louisiana corporation, together with its subsidiaries, is an integrated communications company engaged primarily in providing an array of communications services, including local and long-distance voice, broadband, Multi-Protocol Label Switching, private line (including special access), Ethernet, hosting (including cloud hosting and managed hosting), data integration, video, network, public access, Voice over Internet Protocol, information technology and other ancillary services. CenturyLink strives to maintain its customer relationships by, among other things, bundling its service offerings to provide a complete offering of integrated communications services.

Based on its approximately 11.2 million total access lines at September 30, 2016, CenturyLink believes that it is the third largest wireline telecommunications company in the United States. CenturyLink operates 74% of its total access lines in portions of Colorado, Arizona, Washington, Minnesota, Florida, North Carolina, Oregon, Iowa, Utah, New Mexico, Missouri, and Nevada. CenturyLink also provides local service in portions of Idaho, Ohio, Wisconsin, Virginia, Texas, Nebraska, Pennsylvania, Montana, Alabama, Indiana, Arkansas, Wyoming, Tennessee, New Jersey, South Dakota, North Dakota, Kansas, Louisiana, South Carolina, Michigan, Illinois, Georgia, Mississippi, Oklahoma, and California. In the portion of these 37 states where CenturyLink has access lines, CenturyLink is the incumbent local telephone company.

At September 30, 2016, CenturyLink served approximately 6.0 million broadband subscribers and approximately 318,000 Prism TV subscribers. CenturyLink’s methodology for counting access lines, broadband subscribers and Prism TV subscribers may not be comparable to those of other companies.

Additional information about CenturyLink and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182.

Level 3 (See page 38)

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, Colorado 80021

(720) 888-1000

Level 3, a Delaware corporation, through its subsidiaries, is a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. Level 3 created its communications network by constructing its own assets and through a combination of purchasing other companies and purchasing or leasing facilities from others. Level 3’s network is an international, facilities-based communications network. Level 3 designed its network to provide communications services that employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions, IP-based voice and data communications, wide-area Ethernet services, video and content distribution, and data center and cloud-based solutions. Level 3 serves customers in more than 500 markets in over 60 countries. Additional information about Level 3 and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 182.

Wildcat Merger Sub 1 LLC (See page 39)

Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of CenturyLink, is a Delaware limited liability company formed on October 28, 2016 for the purpose of effecting the combination. Upon completion of the initial merger, Wildcat Merger Sub 1 LLC will be merged with and into Level 3 with Level 3 surviving as an indirect wholly owned subsidiary of CenturyLink.

Wildcat Merger Sub 1 LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the combination.

WWG Merger Sub LLC (See page 39)

WWG Merger Sub LLC, an indirect wholly owned subsidiary of CenturyLink, is a Delaware limited liability company formed on October 28, 2016 for the purpose of effecting the combination. Upon completion of the subsequent merger, Level 3 will be merged with and into WWG Merger Sub LLC with WWG Merger Sub LLC surviving as a direct wholly owned subsidiary of a newly-created holding company, which in turn is a direct wholly owned subsidiary of CenturyLink.

WWG Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the combination.

Risk Factors

Before voting at the CenturyLink special meeting or the Level 3 special meeting, you should carefully consider all of the information contained in or as incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 20. Some of the most important risks are summarized below:

Risks Related to the Combination (See page 20)

•	The exchange ratio and the amount of cash consideration are fixed and will not be adjusted in the event of any change in either CenturyLink’s or Level 3’s stock price.

•	The completion of the combination is subject to receipt of consents and approvals, which may impose conditions that could have an adverse effect on CenturyLink or Level 3 and could cause the combination to be abandoned.

•	The failure to complete the combination could negatively affect the stock prices and the future business and financial results of Level 3 and CenturyLink.

Risks Related to CenturyLink Following the Combination (See page 24)

•	Although CenturyLink and Level 3 expect that CenturyLink’s acquisition of Level 3 will benefit CenturyLink, CenturyLink may not realize the anticipated benefits because the combined company may be unable to integrate successfully the businesses of CenturyLink and Level 3.

•	The Level 3 and CenturyLink prospective financial information is inherently subject to uncertainties and the unaudited pro forma financial data for CenturyLink included in this joint proxy statement/prospectus is preliminary, and CenturyLink’s actual financial position and operations after the combination may differ materially from these estimates and the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The Combination and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. CenturyLink and Level 3 encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 120.

Effect of the Mergers (See page 120)

Subject to the terms and conditions of the merger agreement, at the effective time of the initial merger, merger sub 1 will be merged with and into Level 3, with Level 3 continuing as the surviving company and an indirect wholly owned subsidiary of CenturyLink. Immediately after the effective time of the initial merger, Level 3 will merge with and into merger sub 2, with merger sub 2 continuing as the surviving company and an indirect wholly owned subsidiary of CenturyLink.

Merger Consideration; Treatment of Level 3 Equity Awards (See page 133)

Upon completion of the combination, Level 3 stockholders (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will have the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock for each share of Level 3 common stock they own at closing, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Level 3 or CenturyLink. Because of this, the implied value of the consideration to Level 3 stockholders will fluctuate until the completion of the combination. Based on the closing price of CenturyLink common stock on the NYSE of $28.25 on October 26, 2016, the last trading day before public reports of a possible transaction, the merger consideration represented approximately $66.86 of aggregate value for each share of Level 3 common stock. Based on the CenturyLink closing price of $[●] on [●], 2017, the latest practicable date before the date of this document, the merger consideration represented approximately $[●] of aggregate value for each share of Level 3 common stock. See “Comparative Stock Price Data and Dividends” on page 164.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted prior to April 1, 2014 and each Level 3 RSU award granted to a non-employee member of the Level 3 Board will be cancelled in exchange for $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock covered by the award, less applicable withholding taxes.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted on or after April 1, 2014 (other than those granted to non-employee members of the Level 3 Board), will be converted into a restricted stock unit award relating to a number of shares of CenturyLink common stock equal to the product of (a) the “equity award exchange ratio” (described below) multiplied by (b) the number of shares of Level 3 common stock subject to the award immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the converted RSU awards will remain subject to the same terms and conditions (including vesting terms) applicable to such awards immediately prior to the effective time, except that any performance-based vesting conditions will be deemed satisfied based on the actual performance of Level 3 through the latest practicable date prior to the closing date of the combination (as determined by the compensation committee of the Level 3 Board) and the award will continue to vest based on continued service to CenturyLink. The “equity award exchange ratio” is equal to the sum of (1) 1.4286 plus (2) the quotient (rounded to four decimal places) of (a) $26.50 divided by (b) the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day immediately prior to the closing date of the combination.

Material U.S. Federal Income Tax Consequences of the Merger (See page 145)

CenturyLink and Level 3 intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a). It is a condition to CenturyLink’s obligation to complete the combination that CenturyLink receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CenturyLink (or such other reputable tax counsel reasonably satisfactory to CenturyLink), to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Level 3’s obligation to complete the combination that Level 3 receive an opinion from Willkie Farr & Gallagher LLP, counsel to Level 3, (or such other reputable tax counsel reasonably satisfactory to Level 3), to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the receipt and accuracy of these opinions, a holder of shares of Level 3 common stock will generally recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of gain realized (consisting of the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the CenturyLink shares received in the combination over that stockholder’s adjusted tax basis in its Level 3 common stock surrendered) and (ii) the aggregate amount of cash received in the combination.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 145 for a more complete discussion of the U.S. federal income tax consequences of the combination. Tax matters can be complicated, and the tax consequences of the combination to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the combination to you.

Recommendations of the CenturyLink Board (See page 40)

After careful consideration, the CenturyLink Board, on October 30, 2016, unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the CenturyLink stock issuance, are in the best interests of CenturyLink and its shareholders. For the factors considered by the CenturyLink Board in reaching its decision to approve the merger agreement, see the section entitled “The Combination and the Stock Issuance—CenturyLink’s Reasons for the Combination; Recommendation of the Stock Issuance by the CenturyLink Board” beginning on page 59. The CenturyLink Board unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock in connection with the combination.

Recommendation of the Level 3 Board (See page 46)

After careful consideration, the Level 3 Board, on October 30, 2016, unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the combination, are advisable and in the best interests of Level 3 and its stockholders. For the factors considered by the Level 3 Board in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Combination and the Stock Issuance—Level 3’s Reasons for the Combination; Recommendation of the Combination by the Level 3 Board” beginning on page 61. The Level 3 Board unanimously recommends that the Level 3 stockholders vote “FOR” the proposal to adopt the merger agreement.

Opinions of CenturyLink’s Financial Advisors

Opinion of BofA Merrill Lynch (See page 65)

In connection with the combination, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, financial advisor to CenturyLink, delivered to the CenturyLink Board an oral opinion, which was confirmed by delivery of a written opinion, dated October 30, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by CenturyLink was fair, from a financial point of view, to CenturyLink.

The full text of the written opinion, dated October 30, 2016, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this document. The summary of BofA Merrill Lynch’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch provided its opinion to the CenturyLink Board (in its capacity as such) for the benefit and use of the CenturyLink Board in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the combination and no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. BofA Merrill Lynch’s opinion does not address any other aspect of the combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed combination or any related matter.

Opinion of Morgan Stanley (See page 68)

Morgan Stanley & Co. LLC, which we refer to as Morgan Stanley, was retained by the CenturyLink Board to act as financial advisor in connection with the combination. On October 30, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the CenturyLink Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be paid by CenturyLink pursuant to the merger agreement was fair from a financial point of view to CenturyLink.

The full text of the written opinion, dated October 30, 2016, of Morgan Stanley, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this document. The summary of Morgan Stanley’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley provided its opinion to the CenturyLink Board (in its capacity as such) for the benefit and use of the CenturyLink Board in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Morgan Stanley’s opinion does not address any other aspect of the combination and no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. Morgan Stanley’s opinion does not address any other aspect of the combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed combination or any related matter.

Opinion of Evercore (See page 77)

In connection with the combination, CenturyLink retained Evercore Group L.L.C., which we refer to as Evercore, to act as a financial advisor to CenturyLink and the CenturyLink Board. On October 30, 2016, at a meeting of the CenturyLink Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, as of such date, the merger consideration was fair, from a financial point of view, to CenturyLink.

The full text of the written opinion, dated October 30, 2016, of Evercore, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex G to this document. The summary of Evercore’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Evercore provided its opinion to the CenturyLink Board (in its capacity as such) for the benefit and use of the CenturyLink Board in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Evercore’s opinion does not address any other aspect of the combination and no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. Evercore’s opinion does not address any other aspect of the combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed combination or any related matter.

Opinions of Level 3’s Financial Advisors

Opinion of Citi (See page 87)

On October 30, 2016, Citigroup Global Markets Inc., which we refer to as Citi, financial advisor to Level 3, rendered its oral opinion to the Level 3 Board, which was confirmed by delivery of a written opinion dated October 31, 2016, to the effect that, as of such date and based on and subject to factors, procedures, assumptions, qualifications and limitations contained therein, Citi’s experience as investment bankers, the work described in Citi’s opinion and other factors deemed relevant by Citi, each as described in greater detail in the section entitled “The Combination and the Stock Issuance—Opinions of Level 3’s Financial Advisors—Opinion of Citigroup Global Markets Inc.”, the merger consideration to be received by the Level 3 stockholders, other than with respect to shares of Level 3 common stock held by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the Delaware law (such shares, the “excluded shares”), in the initial merger was fair, from a financial point of view, to such holders. Citi’s opinion, the issuance of which was authorized by Citi’s fairness opinion committee, was provided to the Level 3 Board in connection with its evaluation of the combination and was limited to the fairness, from a financial point of view, as of the date of Citi’s opinion, to the Level 3 stockholders (other than with respect to excluded shares) of the merger consideration to be received by such holders in connection with the combination.

Citi’s opinion does not address any other aspects or implications of the combination and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the transactions contemplated by the merger agreement, including the initial merger. The summary of Citi’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. We encourage you to read the full text of Citi’s written opinion, which is attached to this joint proxy statement/prospectus as Annex C and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken.

For a description of the opinion that the Level 3 Board received from Citi, see the section entitled “The Combination and the Stock Issuance—Opinions of Level 3’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” beginning on page 87.

Opinion of Lazard (See page 95)

On October 30, 2016, Lazard Frères & Co. LLC, which we refer to as Lazard, financial advisor to Level 3, rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, dated October 30, 2016, to the Level 3 Board, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the per share merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock to be paid to Level 3 stockholders, other than the holders of shares of Level 3 common stock that have properly perfected their rights of appraisal within the meaning of Section 262 of the Delaware law, in the combination was fair, from a financial point of view, to such holders of Level 3 common stock.

The full text of Lazard’s written opinion, dated October 30, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. You are encouraged to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was for the benefit of the Level 3 Board (in its capacity as such) and Lazard’s opinion was rendered to the Level 3 Board in connection with its evaluation of the transactions. Lazard’s opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the transactions or any matter relating thereto. For a description of the opinion that the Level 3 Board received from Lazard, see the section entitled “The Combination and the Stock Issuance—Opinions of Level 3’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 95.

CenturyLink’s Executive Officers and Directors Have Financial Interests in the Combination That Differ from the Interests of CenturyLink Shareholders (See page 105)

Some of CenturyLink’s executive officers and directors have financial interests in the combination that are different from, or in addition to, the interests of CenturyLink shareholders generally. The CenturyLink Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the combination, in approving the merger agreement, and in recommending that the shareholders approve the issuance of CenturyLink common stock to Level 3 stockholders in connection with the combination.

Following the consummation of the combination, all members of the CenturyLink Board are expected to continue as directors of the combined company. Except as otherwise described in this joint proxy statement/prospectus, the executive officers of CenturyLink are currently expected to continue as executive officers of the combined company. Decisions on executive officers are subject to change as the parties complete integration planning and as decisions are made concerning the management structure of the combined company. In addition, in connection with the combination, CenturyLink plans to establish and grant awards under a retention program in which executive officers of CenturyLink may be eligible participate.

Please see “The Combination and the Stock Issuance—Financial Interests of CenturyLink Directors and Executive Officers in the Combination” beginning on page 105 for additional information about these financial interests.

Level 3’s Executive Officers and Directors Have Financial Interests in the Combination That Differ from the Interests of Level 3 Stockholders (See page 105)

Certain members of the Level 3 Board and certain executive officers of Level 3 may be deemed to have financial interests in the combination that are in addition to, or different from, the interests of other Level 3 stockholders generally. The Level 3 Board was aware of these interests and considered them, among other matters, in approving the combination and the merger agreement and in making the recommendations that Level 3 stockholders approve and adopt the merger agreement and approve the combination and the other transactions contemplated by the merger agreement. These interests include:

•	outstanding Level 3 RSU awards held by the members of the Level 3 Board and Level 3’s executive officers, which will either be cancelled in exchange for the per share merger consideration or assumed by CenturyLink;

•	the terms of outstanding Level 3 RSU awards that will be assumed provide for the accelerated vesting of all or a portion of the awards upon certain qualifying terminations of employment following the effective time of the combination;

•	each Level 3 executive officer participates in the Key Executive Severance Plan, which provides the executive officer with cash severance and other benefits in the case of a qualifying termination of employment following the completion of the combination;

•	in connection with the execution of the merger agreement, Level 3 may adopt a retention program in which Level 3’s executive officers are eligible to participate; and

•	Level 3 directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Governance Matters After the Combination (See page 130)

CenturyLink has agreed to appoint to the CenturyLink Board on or prior to the effective time of the initial merger, (i) three members of Level 3’s Board, to be selected by CenturyLink and who are not affiliated with STT Crossing, and (ii) in accordance with the terms of the shareholder rights agreement, one member of Level 3’s Board to be designated by STT Crossing. If any of the Level 3 directors selected by CenturyLink to serve on the CenturyLink Board are unwilling or unable to serve on CenturyLink’s Board, then CenturyLink shall select another candidate from Level 3’s Board not affiliated with or designated by STT Crossing. CenturyLink has agreed to cause all such appointed directors to be nominated for election to the CenturyLink Board at the first annual meeting following the closing of the combination. In addition, in accordance with the terms of the shareholder rights agreement, CenturyLink has also agreed to nominate the STT Crossing designee to the CenturyLink Board for the first three annual meetings of CenturyLink following the completion of the combination, unless STT Crossing and its affiliates do not beneficially own at least 85% of the CenturyLink common stock to be received by them at the completion of the combination.

CenturyLink expects Jeff K. Storey, Level 3’s president and chief executive officer, Steven T. Clontz, senior executive vice president of Singapore Technologies Telemedia Pte. Ltd., [●] and [●] to join the CenturyLink Board upon completion of the combination, with Mr. Clontz serving as the designee of STT Crossing.

Regulatory Approvals Required for the Combination (See page 115)

As more fully described in this joint proxy statement/prospectus, the completion of the combination is subject to the receipt of the following regulatory approvals, among others:

•	the expiration or earlier termination of the waiting period (and any extension thereof) applicable to the combination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act;

•	the receipt of the authorizations required to be obtained from the Federal Communications Commission, which we refer to as the FCC, and certain state regulatory agencies; and

•	completion of the Committee on Foreign Investment in the United States, which we refer to as CFIUS, process, if a notice of merger is provided to CFIUS.

Conditions to Completion of the Combination (See page 136)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the combination depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of CenturyLink shareholders and Level 3 stockholders, the expiration or early termination of the waiting period under the HSR Act, the receipt of all required regulatory approvals by the FCC and certain state regulators, approval by CFIUS if a notice of the combination is provided to CFIUS, the absence of any law or order prohibiting the merger and the receipt of required regulatory approvals from certain state regulators and other governmental entities so long as failure to receive such approvals does not have certain material effects on one or more of the parties to the merger, the shares of CenturyLink common stock to be issued in connection with the combination having been approved for listing on the NYSE, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards) and the receipt of legal opinions from their respective tax counsel regarding the qualification of the combination as a reorganization for U.S. federal income tax purposes.

We cannot be certain when, or if, the conditions to the combination will be satisfied or waived, or that the combination will be completed.

Termination of the Merger Agreement (See page 138)

CenturyLink and Level 3 may mutually agree to terminate the merger agreement before completing the combination, even after approval of the CenturyLink shareholders or approval of the Level 3 stockholders.

In addition, either CenturyLink or Level 3 may decide to terminate the merger agreement if:

•	the combination is not consummated by October 31, 2017, subject to extension by either party to not later than January 31, 2018 if all of the conditions to the completion of the combination other than the receipt of the required regulatory approvals have been satisfied or are capable of being satisfied;

•	a court or other governmental entity issues a final and nonappealable order prohibiting or making illegal the transactions contemplated by the merger agreement;

•	CenturyLink shareholders fail to approve the issuance of shares of CenturyLink common stock in connection with the combination;

•	Level 3 stockholders fail to approve and adopt the merger agreement; or

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the combination, subject to the right of the breaching party to cure the breach.

Either party may also terminate the merger agreement:

•	prior to the shareholder approval of the other party being obtained, if the board of directors of the other party (i) withdraws, modifies or amends its approval or recommendation of the merger agreement or the combination in any manner adverse to the terminating party or (ii) approves or recommends a competing takeover proposal with a third party; or

•	concurrently with entering into a definitive acquisition agreement with respect to a competing takeover proposal that (i) the board of directors of such party has determined to be superior to the combination and (ii) as to which the board of directors of such party has concluded that the failure to take such action is inconsistent with the fiduciary duties of such party’s board of directors, subject to a matching period for the benefit of the other party and other procedural requirements.

Either party may also terminate the merger agreement if the other party fails to call or hold the meeting of its shareholders in connection with the combination or commits an intentional breach of its non-solicitation obligations under the merger agreement.

The merger agreement also prohibits CenturyLink and Level 3 from soliciting, or participating in discussions or negotiations or providing information with respect to, competing takeover proposals, subject to certain exceptions.

Expenses and Termination Fees (See page 139)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to specific exceptions provided in the merger agreement. Each of CenturyLink and Level 3 is also required to reimburse the other party for 50% of such other party’s reasonably documented fees and expenses in the event of the termination of the merger agreement as a result of the failure to obtain the requisite approval of such party’s shareholders, subject to a maximum reimbursement of up to (i) $20 million, in the case of CenturyLink’s obligation to reimburse Level 3, and (ii) $75 million, in the case of Level 3’s obligation to reimburse CenturyLink. The merger agreement further provides that, under certain circumstances involving a termination of the merger agreement, Level 3 may be obligated to pay CenturyLink a termination fee of $737.5 million and CenturyLink may be obligated to pay Level 3 a termination fee of $471.5 million, less, in each case, a credit for any previously paid reimbursement of expenses.

See the section entitled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach” beginning on page 139 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Accounting Treatment (See page 148)

CenturyLink prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The combination will be accounted for by applying the acquisition method with CenturyLink treated as the acquiror. Please see the section entitled “Accounting Treatment” on page 148.

Appraisal Rights (See page 176)

Level 3 stockholders who do not vote in favor of the proposal to adopt the merger agreement will have the right to demand appraisal of their shares of Level 3 common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of

Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Annex H to this joint proxy statement/prospectus, and a summary of these provisions can be found under “Appraisal Rights.” Failure to strictly comply with the applicable provisions of Delaware law will result in the loss of the right of appraisal.

Under Louisiana law, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the CenturyLink stock issuance proposal.

The CenturyLink Special Meeting

The CenturyLink special meeting will be held at 100 CenturyLink Drive, Monroe, Louisiana 71203 at [●], local time, on [●], 2017. At the CenturyLink special meeting, CenturyLink shareholders will be asked to approve:

•	the CenturyLink stock issuance proposal; and

•	if necessary, the CenturyLink adjournment proposal.

You may vote at the CenturyLink special meeting if you owned shares of CenturyLink common stock or voting preferred stock at the close of business on [●], 2017. You may cast one vote for each share of common stock or voting preferred stock of CenturyLink that you owned on the record date. On that date, there were [●] shares of common stock and [●] shares of voting preferred stock of CenturyLink outstanding and entitled to vote.

Approval of the CenturyLink stock issuance proposal requires the affirmative vote of a majority of the votes cast on such matter at the CenturyLink special meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum is present). Approval of the CenturyLink adjournment proposal requires approval by the affirmative vote of a majority of the votes cast on such matter at such meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum exists).

On the record date, less than 1.0% of the outstanding shares of CenturyLink common stock and none of the outstanding shares of CenturyLink voting preferred stock were held by CenturyLink directors and executive officers and their affiliates. CenturyLink currently expects that CenturyLink’s directors and executive officers will vote their shares in favor of the issuance of CenturyLink common stock in the combination.

The Level 3 Special Meeting

The Level 3 special meeting will be held at Level 3’s headquarters at 1025 Eldorado Boulevard, Broomfield, Colorado 80021, at [●], local time, on [●], 2017. At the Level 3 special meeting, Level 3 stockholders will be asked:

•	to consider and vote on the merger proposal;

•	to consider and vote on the compensation proposal; and

•	to consider and vote on the Level 3 adjournment proposal.

You may vote at the Level 3 special meeting if you owned shares of Level 3 common stock at the close of business on [●], 2017, the record date. As of the close of business on the record date, there were [●] shares of common stock of Level 3 outstanding and entitled to vote. You may cast one vote for each share of Level 3 common stock that you owned on the record date.

Completion of the combination is conditioned on the approval of the merger proposal. Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of

Level 3 common stock to approve and adopt the proposal. Approval of the Level 3 adjournment proposal and the compensation proposal each requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting.

On the record date for the Level 3 special meeting, the directors and executive officers of Level 3 and their affiliates owned and were entitled to vote [●] shares of Level 3’s common stock, representing [●]% of the outstanding Level 3 common stock (including [            ] shares of Level 3 common stock held by STT Crossing and its affiliates, representing [      ]% of the outstanding Level 3 common stock). Level 3 currently expects that Level 3’s directors and executive officers will vote their shares in favor of the merger proposal and the compensation proposal.

Selected Historical Financial Data of CenturyLink

The following tables set forth selected consolidated financial information for CenturyLink. The selected statement of operations data for the nine months ended September 30, 2016 and 2015 and the selected balance sheet data as of September 30, 2016 and 2015 have been derived from CenturyLink’s unaudited consolidated financial statements. In the opinion of CenturyLink’s management, all adjustments considered necessary for a fair presentation of the interim September 30 financial information have been included. The selected statement of operations data for each of the years in the five-year period ended December 31, 2015 and the selected balance sheet data as of December 31 for each of the years in the five-year period ended December 31, 2015 have been derived from CenturyLink’s consolidated financial statements that were audited by KPMG LLP. The following information should be read together with CenturyLink’s consolidated financial statements, the notes related thereto and management’s related reports on CenturyLink’s financial condition and performance, all of which are contained in CenturyLink’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information.” The operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the entire year ended December 31, 2016.

(In millions, except per share amounts)	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Unaudited)
Selected Statement of Operations Data
Operating revenues	$13,181	13,424	17,900	18,031	18,095	18,376	15,351
Operating income	$1,939	1,854	2,605	2,410	1,453	2,713	2,025
Net income (loss)	$584	540	878	772	(239)	777	573
Earnings (loss) per common share
Basic	$1.08	0.97	1.58	1.36	(0.40)	1.25	1.07
Diluted	$1.08	0.97	1.58	1.36	(0.40)	1.25	1.07
Dividends declared per common share	$1.62	1.62	2.16	2.16	2.16	2.90	2.90
Weighted average basic shares outstanding	539.4	558.5	554.3	568.4	600.9	620.2	532.8
Weighted average diluted shares outstanding	540.5	559.3	555.1	569.7	600.9	622.3	534.1

(In millions)	September 30,		December 31,
	2016	2015	2015	2014		2013		2012		2011
	(Unaudited)
Selected Balance Sheet Data
Net property, plant and equipment	$17,840	18,068	18,069	18,433		18,646		18,909		19,361
Goodwill	$20,766	20,757	20,742	20,755		20,674		21,627		21,627
Total assets	$46,796	48,754	47,604	49,103	(1)	50,471	(1)	52,901	(1)	54,842	(1)
Long-term debt, including current portion	$19,718	20,414	20,225	20,503	(1)	20,809	(1)	20,481	(1)	21,758	(1)
Shareholders’ equity	$13,892	14,250	14,060	15,023		17,191		19,289		20,827

(In thousands)
Selected Operating Data (unaudited):
Total access lines	11,231	11,915	11,748	12,394		13,002		13,751		14,587
Total broadband subscribers	5,950	6,071	6,048	6,082		5,991		5,851		5,655

(1)	Reflects retrospective application of the requirements of Accounting Standard Update, or ASU, 2015-03 “Simplifying the Presentation of Debt Issuance Costs” and ASU 2015-17 “Balance Sheet Classification of Deferred Taxes” as described on CenturyLink’s Form 10-K for the year ended December 31, 2015.

Selected Historical Financial Data of Level 3

The following tables set forth selected consolidated financial information for Level 3. The selected statement of operations data for the nine months ended September 30, 2016 and 2015 and the selected balance sheet data as of September 30, 2016 and 2015 have been derived from Level 3’s unaudited consolidated financial statements. In the opinion of Level 3’s management, all adjustments considered necessary for a fair presentation of the interim September 30 financial information have been included. The selected statement of operations data for each of the years in the five year period ended December 31, 2015 and the selected balance sheet data as of December 31 for each of the years in the five year period ended December 31, 2015 have been derived from Level 3’s consolidated financial statements that were audited by KPMG LLP, except as noted below. The following information should be read together with Level 3’s consolidated financial statements, the notes related thereto and management’s related reports on Level 3’s financial condition and performance, all of which are contained in Level 3’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information.” The operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the entire year ended December 31, 2016.

(In millions, except per share amounts)	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Unaudited)
Selected Statement of Operations Data(1)
Revenue	$6,140	6,176	8,229	6,777	6,313	6,376	4,333
Income (loss) from continuing operations	$427	110	3,433	314	(109)	(422)	(827)
Income (loss) from continuing operations per share
Basic	$1.19	0.31	9.71	1.23	(0.49)	(1.96)	(6.03)
Diluted	$1.18	0.31	9.58	1.21	(0.49)	(1.96)	(6.03)
Net income (loss)	$427	110	3,433	314	(109)	(422)	(756)
Net income (loss) per common share
Basic(2)	$1.19	0.31	9.71	1.23	(0.49)	(1.96)	(5.51)
Diluted(2)	$1.18	0.31	9.58	1.21	(0.49)	(1.96)	(5.51)
Dividends declared per common share	—	—	—	—	—	—	—
Weighted average basic shares outstanding	358.1	352.4	353.4	254.4	222.4	215.4	137.2
Weighted average diluted shares outstanding	361.1	355.5	358.6	258.5	222.4	215.4	137.2

(In millions)	September 30,			December 31,
	2016	2015		2015		2014		2013		2012		2011
	(Unaudited)
Selected Balance Sheet Data
Total assets	$24,746	20,756	(3)	24,017	(3)	20,802	(3)	12,754	(3)	13,174	(3)	13,072	(3)
Current portion of long-term debt	$7	16		15		349		31		216		65
Long-term debt, less current portion	$10,875	10,870	(3)	10,866	(3)	10,839	(3)	8,211	(3)	8,383	(3)	8,269	(3)
Stockholders’ equity	$10,724	6,780		10,126		6,363		1,411		1,171		1,193

(1)	The selected historical financial data of Level 3 set forth above should be read together with the notes to the selected historical financial data of Level 3 included in Item 6 of Level 3’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016, which notes are incorporated herein by reference in their entirety.
(2)	In the fourth quarter of 2015, with the continued expectation of generating income before taxes in the United States, Level 3 released a significant portion of its valuation allowance against its net U.S. federal and state deferred tax asset position. The release of the valuation allowance benefited income tax expense and net income by approximately $3.3 billion.
(3)	Reflects retrospective application of the requirements of ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” as described on Level 3’s Form 10-Q for the quarter ended March 31, 2016.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table shows summary unaudited pro forma condensed combined financial information about the combined financial condition and operating results of CenturyLink and Level 3 after giving effect to the combination. The unaudited pro forma financial information assumes that the combination is accounted for by applying the acquisition method with CenturyLink treated as the acquirer. The unaudited pro forma condensed combined balance sheet data gives effect to the combination as if it had occurred on September 30, 2016. The unaudited pro forma condensed combined statements of operations data gives effect to the combination as if it had become effective at January 1, 2015. The summary unaudited selected pro forma condensed combined financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (ii) the consolidated financial statements and the related notes of both CenturyLink and Level 3, each incorporated herein by reference. See “Unaudited Pro Forma Condensed Combined Financial Information” on page 149 and “Where You Can Find More Information” on page 182.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of the combined company’s future operating results or financial position. The unaudited pro forma condensed combined financial information does not give effect to (i) any potential revenue enhancements or cost synergies that could result from the combination or (ii) any transaction or integration costs relating to the combination. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary allocation of the pro forma aggregate consideration reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary materially from the definitive allocation of the final aggregate consideration that will be recorded subsequent to completion of the combination. The determination of the final aggregate consideration will be based on the number of shares of Level 3 common stock outstanding and CenturyLink’s stock price at closing. For additional information on the limitations of this information, see “Risk Factors—Risk Factors Relating to CenturyLink Following the Combination—Other Risks—The historical and unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of CenturyLink’s results after the combination, and accordingly, you have limited financial information on which to evaluate the combined company.”

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	(Unaudited) (In millions, except per share amounts)
Statement of Operations Data
Net Operating revenues	$25,729	$19,031
Operating income	$2,566	$2,088
Net income	$3,231	$232
Basic earnings per share	$3.05	$0.22
Diluted earnings per share	$3.03	$0.22

September 30, 2016
(Unaudited) (In millions)
Summary Balance Sheet
Net property, plant and equipment	$28,007
Goodwill	$35,373
Total assets	$80,517
Long-term debt, including current portion	$39,273
Shareholders’ equity	$26,412

Unaudited Equivalent and Comparative Per Share Data

The following table sets forth, for the nine months ended September 30, 2016 and the year ended December 31, 2015, selected per share information for CenturyLink common stock on a historical and unaudited pro forma combined basis and for Level 3 common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2015, the information in the table is unaudited. You should read the table below together with the historical consolidated financial statements and related notes of CenturyLink and Level 3 contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 182.

The CenturyLink pro forma combined earnings per share were calculated using the methodology described below under the heading “Unaudited Pro Forma Condensed Combined Financial Information,” and is subject to all the assumptions, adjustments and limitations described thereunder. The CenturyLink pro forma combined cash dividends per common share represent CenturyLink’s historical cash dividends per common share. The CenturyLink pro forma combined book value per share was calculated by dividing total combined CenturyLink and Level 3 common shareholders’ equity by pro forma equivalent common shares. The Level 3 pro forma equivalent per common share amounts were calculated by multiplying the CenturyLink pro forma combined per share information by the exchange ratio of 1.4286.

	CenturyLink		Level 3
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Basic earnings per common share
Nine months ended September 30, 2016	$1.08	$0.22	$1.19	$0.31
Year ended December 31, 2015	$1.58	$3.05	$9.71	$4.35

Diluted earnings per common share before extraordinary items and discontinued operations
Nine months ended September 30, 2016	$1.08	$0.22	$1.18	$0.31
Year ended December 31, 2015	$1.58	$3.03	$9.58	$4.32

Cash dividends declared per common share
Nine months ended September 30, 2016	$1.62	$1.62	—	$2.31
Year ended December 31, 2015	$2.16	$2.16	—	$3.09

Book value per common share
As of September 30, 2016	$25.41	$24.90	$29.81	$35.57

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of CenturyLink, Level 3 and, following the combination, the combined company, the combination and the markets for CenturyLink and Level 3 common stock and various other matters. Statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements are based upon the judgment and assumptions of CenturyLink and Level 3 or, following the combination, the combined company as of the date of such statements concerning future developments and events, many of which are beyond their control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect.

Forward-looking statements are found at various places throughout this joint proxy statement/prospectus, including in the sections entitled “The Combination and the Stock Issuance—Certain Forecasts Prepared by CenturyLink” and “The Combination and the Stock Issuance—Certain Forecasts Prepared by Level 3” and “Risk Factors.” Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in CenturyLink’s and Level 3’s filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q. These important factors also include those set forth under “Risk Factors” in this joint proxy statement/prospectus as well as, among others, risks and uncertainties relating to:

•	the ability of the parties to timely and successfully receive the required approvals for the combination from (i) regulatory agencies free of conditions materially adverse to the parties and (ii) their respective shareholders;

•	the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected;

•	the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected;

•	the ability of the combined company to retain and hire key personnel;

•	the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings;

•	the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete;

•	the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality;

•	adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise;

•	the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix;

•	possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service;

•	changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise;

•	the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis;

•	the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network;

•	the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions;

•	the ability of the combined company to utilize net operating losses in amounts projected; and

•	changes in the future cash requirements of the combined company.

Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described herein will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for CenturyLink or Level 3 to identify all such factors nor can CenturyLink or Level 3 predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise. Furthermore, any information about the intentions of CenturyLink, Level 3 or, following the combination, the combined company contained in any of their respective forward-looking statements reflect their intentions as of the date of such forward-looking statements, and are based upon, among other things, existing regulatory, technological, industry, competitive, economic and market conditions, and their assumptions as of such date. CenturyLink, Level 3 or, following the combination, the combined company may change their intentions, strategies or plans at any time and without notice, based upon any changes in such factors or assumptions or otherwise.

Prospective Financial Information

The prospective financial information included in this document was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by Level 3’s and CenturyLink’s management, as applicable. KPMG LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP reports incorporated by reference in this joint proxy statement/prospectus relate only to Level 3’s and CenturyLink’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so.

Neither CenturyLink nor Level 3 assumes any responsibility for the accuracy of the accompanying prospective financial information or expresses any assurance with respect thereto.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement, in the case of Level 3 stockholders, or for the issuance of shares of CenturyLink common stock in connection with the combination, in the case of CenturyLink shareholders. In addition, you should read and consider the risks associated with each of the businesses of CenturyLink and Level 3 because these risks will also affect the combined company. These risks can be found in CenturyLink’s and Level 3’s respective Annual Reports on Form 10-K for fiscal year 2015, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Risk Factors Relating to the Combination

The exchange ratio and the amount of the cash consideration are fixed and will not be adjusted in the event of any change in either CenturyLink’s or Level 3’s stock price.

Upon the closing of the initial merger, each share of Level 3 common stock (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will be converted into the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock, with cash paid in lieu of fractional shares. The amount of the cash consideration and the exchange ratio were fixed in the merger agreement and will not be adjusted for changes in the market price of either CenturyLink common stock or Level 3 common stock. Changes in the price of CenturyLink common stock prior to the combination will affect the market value of the merger consideration that Level 3 stockholders will receive on the date of the combination. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	changes in our respective businesses, operations, financial position or prospects;

•	changes in market assessments of the business, operations, financial position or prospects of either company or the combined company;

•	market assessments of the likelihood that the combination will be completed, including related considerations regarding regulatory approvals of the combination;

•	interest rates, general market, political and economic conditions and other factors generally affecting the price of CenturyLink’s and Level 3’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments affecting the businesses of Level 3 or CenturyLink.

The price of CenturyLink common stock at the closing of the combination may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of CenturyLink and Level 3. As a result, the market value of the portion of the merger consideration consisting of CenturyLink common stock will also vary. Under the merger agreement, there will be no adjustment to the per share merger consideration for changes in the market price of either shares of CenturyLink common stock or shares of Level 3 common stock, and neither company is permitted to terminate the merger agreement or resolicit the vote of CenturyLink shareholders or Level 3 stockholders solely because of changes in the market prices of either company’s stock. You should obtain current market quotations for shares of CenturyLink common stock and for shares of Level 3 common stock.

Because the combination will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the CenturyLink common stock that Level 3 stockholders will receive upon completion of the combination. You should consider the following two risks:

•	If the price of CenturyLink common stock increases between the date the merger agreement was signed or the date of the CenturyLink special meeting and the effective time of the combination, Level 3 stockholders will receive shares of CenturyLink common stock that have a market value upon completion of the combination that is greater than the market value of such shares calculated pursuant to the exchange ratio when the merger agreement was signed or the date of the CenturyLink special meeting, respectively. Therefore, while the number of CenturyLink common shares to be issued per Level 3 common share is fixed, CenturyLink shareholders cannot be sure that the market value of the consideration that will be paid to Level 3 stockholders upon completion of the combination will not increase.

•	If the price of CenturyLink common stock declines between the date the merger agreement was signed or the date of the Level 3 special meeting and the effective time of the combination, Level 3 stockholders will receive shares of CenturyLink common stock that have a market value upon completion of the combination that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or the date of the Level 3 special meeting, respectively. Therefore, while the number of CenturyLink shares to be issued per Level 3 common share is fixed, Level 3 stockholders cannot be sure that the market value of the CenturyLink common stock they will receive upon completion of the combination.

The completion of the combination is subject to several conditions, including the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on the combined company or could cause the proposed combination to be abandoned.

The completion of the combination is subject to a number of conditions, including, among others, the expiration or termination of the applicable waiting period under the HSR Act and the receipt of approvals from the FCC and certain other governmental entities. In deciding whether to grant some of these approvals, the relevant governmental entity will make a determination of whether, among other things, the combination is in the public interest. Neither CenturyLink nor Level 3 can provide any assurance that they will obtain the necessary approvals.

In addition, regulatory entities may impose certain requirements or obligations as conditions for their approval or in connection with their review. The merger agreement may require CenturyLink or Level 3 to accept conditions from these regulators that could adversely affect the combined company without either of CenturyLink or Level 3 having the right to refuse to close the combination on the basis of those regulatory conditions. While CenturyLink is not required to accept conditions that would or would reasonably be likely to have a material adverse effect on the combined company (assuming for these purposes that the combined company is the size of CenturyLink), this assessment will be made at or prior to the closing and neither CenturyLink nor Level 3 can provide any assurance that any required conditions will not have a material adverse effect on the combined company following the proposed combination. In addition, neither CenturyLink nor Level 3 can provide any assurance that these conditions will not result in the abandonment of the combination. See “The Combination and the Stock Issuance—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Combination.”

It could take longer to receive the requisite governmental consents and approvals than currently anticipated. Any delay in completing the combination, whether caused by regulatory delays or otherwise, could cause the combined company to incur extra transaction expenses or to delay or to fail to realize fully the benefits that CenturyLink and Level 3 currently expect to receive if the combination is successfully completed within the expected time frame.

Failure to complete the combination could negatively affect the stock prices and the future business and financial results of CenturyLink and Level 3.

If the combination is not completed, the ongoing businesses of Level 3 or CenturyLink may be adversely affected and CenturyLink and Level 3 will be subject to several risks, including the following:

•	the possibility that Level 3 could be required to pay CenturyLink a termination fee of $737.5 million and, in some cases, expenses of CenturyLink up to $75 million (which would be credited against any termination fee) if the combination is terminated under qualifying circumstances, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;

•	the possibility that CenturyLink could be required to pay Level 3 a termination fee of $471.5 million and, in some cases, expenses of Level 3 up to $20 million (which would be credited against any termination fee) if the combination is terminated under qualifying circumstances, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;

•	the incurrence of costs and expenses relating to the proposed combination, such as financing, legal, accounting, financial advisor, filing, printing and mailing fees and expenses, including the potential expense reimbursement obligations described above.

•	the possibility of a change in the trading price of CenturyLink common stock or Level 3 common stock to the extent current trading prices reflect a market assumption that the combination will be completed;

•	the possibility that CenturyLink or Level 3 could suffer potential negative reactions from their respective employees, customers and vendors; and

•	the possibility that CenturyLink or Level 3 could suffer adverse consequences associated with their respective management’s focus on the combination instead of on pursuing other opportunities that could have been beneficial to the companies, in each case, without realizing any of the benefits contemplated by the combination.

In addition, if the combination is not completed, CenturyLink or Level 3 could be subject to litigation related to any failure to complete the combination or to perform their respective obligations under the merger agreement.

If the combination is not completed, CenturyLink and Level 3 cannot assure their shareholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of CenturyLink or Level 3.

The merger agreement contains provisions that could discourage a potential competing acquirer of either Level 3 or CenturyLink or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, restrict Level 3’s and CenturyLink’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Level 3 or CenturyLink. In addition, the other party generally has an opportunity to offer to modify the terms of the proposed combination in response to any competing acquisition proposals that may be made before such board of directors may withdraw or qualify its recommendation regarding the proposals described herein. In some circumstances on termination of the merger agreement, one of the parties may be required to pay a termination fee or expenses to the other party. See “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Level 3 or CenturyLink from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than that market value proposed to be received or realized in the combination, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expenses that may become payable in certain circumstances.

If the merger agreement is terminated and either CenturyLink or Level 3 attempts to seek another business combination, CenturyLink or Level 3, as applicable, may not be able to negotiate a transaction with another party on terms comparable or better than the terms of the combination.

The pendency of the combination could adversely affect the business and operations of CenturyLink and Level 3.

In connection with the pending combination, some customers or vendors of each of CenturyLink and Level 3 may delay or defer decisions or reduce their level of business with either or both of the companies, any of which could negatively affect the revenues, earnings, cash flows and expenses of CenturyLink and Level 3, regardless of whether the combination is completed. Similarly, current and prospective employees of CenturyLink and Level 3 may experience uncertainty about their future roles with the combined company following the combination, which may materially adversely affect the ability of each of CenturyLink and Level 3 to attract and retain key management, sales, marketing, operational and technical personnel during the pendency of the combination. In addition, due to operating covenants in the merger agreement, each of CenturyLink and Level 3 may be unable, during the pendency of the combination, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Any of these effects could have an adverse effect on the ability to generate revenue at anticipated levels prior to the completion of the combination. Moreover, the pursuit of the combination and the preparation for the integration of the companies may place a significant burden on the management and personnel of both companies. The diversion of management’s attention away from operating the companies in the ordinary course could adversely affect CenturyLink’s and Level 3’s financial results.

Current CenturyLink shareholders and Level 3 stockholders may have a reduced ownership and voting interest in the combined company after the combination.

CenturyLink expects to issue or reserve for issuance approximately [●] shares of CenturyLink common stock to Level 3 stockholders in connection with the combination (including shares of CenturyLink common stock to be issued in connection with outstanding Level 3 equity awards). Based on the number of shares of common stock of CenturyLink and Level 3 outstanding on [●], 2017, the record date for the two companies’ special meetings of shareholders, upon the completion of the initial merger, current CenturyLink shareholders and former Level 3 stockholders are expected to own approximately [51]% and [49]% of the common stock of CenturyLink, respectively.

CenturyLink shareholders and Level 3 stockholders currently have the right to vote for their respective directors and on other matters affecting their company. If and when the initial merger occurs, each Level 3 stockholder who receives shares of CenturyLink common stock will become a shareholder of CenturyLink with a percentage ownership of the combined company that may be smaller than the shareholder’s percentage ownership of Level 3, depending upon such stockholder’s current ownership of CenturyLink shares. Correspondingly, each CenturyLink shareholder will remain a shareholder of CenturyLink with a percentage ownership of the combined company that may be smaller than the shareholder’s percentage of CenturyLink prior to the initial merger, depending upon such shareholder’s current ownership of Level 3 shares. As a result of these potentially reduced ownership percentages, CenturyLink shareholders may have less voting power in the combined company than they now have with respect to CenturyLink, and former Level 3 shareholders may have less voting power in the combined company than they now have with respect to Level 3.

Directors and executive officers of CenturyLink and Level 3 have financial interests in the combination that may be different from, or in addition to, those of other CenturyLink shareholders and Level 3 stockholders, which could have influenced their decisions to support or approve the combination.

In considering whether to approve the proposals at the special meetings, CenturyLink and Level 3 shareholders should recognize that directors and executive officers of CenturyLink and Level 3 have interests in the combination that may differ from, or that are in addition to, their interests as shareholders of CenturyLink and stockholders of Level 3. The CenturyLink Board and the Level 3 Board were aware of these interests at the time each approved the merger agreement. These interests may cause CenturyLink’s and Level 3’s directors and executive officers to view the combination differently than you may view it as a shareholder. See “The Combination and the Stock Issuance—Financial Interests of CenturyLink Directors and Executive Officers in the Combination” and “The Combination and the Stock Issuance—Financial Interests of Level 3 Directors and Executive Officers in the Combination.”

Financing of the combination is not assured.

Although CenturyLink has received commitments from lenders to fund various facilities financing the combination, the definitive documentation governing the facilities has not been finalized. The obligation of the lenders to provide the debt financing contemplated under their debt commitment letter is subject to a number of conditions, and it is anticipated that the definitive debt financing documentation will also include certain funding conditions. Accordingly, financing of the combination is not assured. CenturyLink’s obligation to complete the combination is not conditioned upon obtaining financing. Failure to obtain financing pursuant to the financing commitments could require CenturyLink to seek to obtain alternative financing that may be on more adverse terms than the financing commitments. See “The Combination and the Stock Issuance—Financing Related to the Combination.”

The opinions obtained by the boards of CenturyLink and Level 3 from their respective financial advisors do not and will not reflect changes in circumstances after the date of such opinions.

The CenturyLink Board received written opinions dated October 30, 2016 from its financial advisors that the merger consideration to be paid by CenturyLink was fair, from a financial point of view, to CenturyLink, and, in addition, the Level 3 Board received written opinions from its financial advisors that the merger consideration to be paid to Level 3’s stockholders was fair, from a financial point of view, to such stockholders, in each case as of such date, and based on and subject to the qualifications, limitations and assumptions set forth in the respective opinions. Changes in the operations or prospects of CenturyLink or Level 3, general market and economic conditions and other factors that may be beyond the control of CenturyLink and Level 3, and on which the above-described opinions were based, may alter the value of CenturyLink or Level 3 or the prices of shares of CenturyLink common stock or Level 3 common stock by the time the combination is completed. CenturyLink and Level 3 have not obtained, and do not expect to request, updated opinions from their respective financial advisors. None of the above-listed opinions speak to any date other than the date of such opinion. For a more complete description of the above-described opinions, please refer to “The Combination and the Stock Issuance—Opinions of CenturyLink’s Financial Advisors” and “The Combination and the Stock Issuance—Opinions of Level 3’s Financial Advisors.”

Risk Factors Relating to CenturyLink Following the Combination

Operational Risks

CenturyLink expects to incur substantial expenses related to the combination.

CenturyLink expects to incur substantial expenses in connection with completing the combination and integrating the business, operations, networks, systems, technologies, policies and procedures of Level 3 with those of CenturyLink. There are a large number of systems that will likely be integrated, including management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While CenturyLink has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the combination are likely in the near term to exceed the savings that CenturyLink expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the combination. As a result of these expenses, CenturyLink expects to take charges against its earnings before and after the completion of the combination. The charges taken after the combination are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following the combination, the combined company may be unable to integrate successfully the businesses of CenturyLink and Level 3 and realize the anticipated benefits of the combination.

The proposed transaction involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of CenturyLink and Level 3. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of CenturyLink and Level 3 in a manner that permits the combined company to achieve the cost savings anticipated to result from the combination, which would result in the anticipated benefits of the combination not being realized in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding to terminate or reduce its business with the combined company;

•	the complexities associated with managing the combined businesses out of several different locations and integrating personnel from the two companies, while at the same time attempting to (i) provide consistent, high quality products and services under a unified culture and (ii) focus on other on-going transactions, including CenturyLink’s previously-announced divestiture of its data centers and colocation business;

•	the additional complexities of combining two companies with different histories, regulatory restrictions, operating structures and markets;

•	the failure to retain key employees of either of the two companies;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the combination; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the combination and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s products, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the combination, or could otherwise adversely affect the business and financial results of the combined company.

Following the combination, the combined company may be unable to retain key employees.

The success of CenturyLink after the combination will depend in part upon its ability to retain key Level 3 and CenturyLink employees. Key employees may depart either before or after the combination because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the combination. Accordingly, no assurance can be given that CenturyLink, Level 3 and, following the combination, the combined company will be able to retain key employees to the same extent as in the past.

CenturyLink and Level 3 face competition, which is expected to intensify and place further pressure on the business of the combined company.

Each of the product and service offerings of CenturyLink and Level 3 face increasingly intense competition from a variety of sources under evolving market conditions, and these trends are expected to continue.

Following the combination, the combined company will have current and potential competitors that (i) offer a more comprehensive range of communications products and services, (ii) offer products or services with features that CenturyLink and Level 3 cannot readily match in some or all of their markets, including in some cases faster broadband transmission speeds and, where applicable, greater content, (iii) have greater market presence, engineering and technical capabilities, and financial and other resources, (iv) have larger or more diverse networks with greater transmission capacity, (v) conduct operations or raise capital at a lower cost, (vi) are subject to less regulation, which CenturyLink and Level 3 believe will enable such competitors to operate more flexibly than the combined company with respect to certain offerings, (vii) offer services nationally or internationally to a larger geographic area or larger base of customers, (viii) have substantially stronger brand names, which may provide them with greater competitive advantages, or (ix) have larger operations, which may enable them to offer higher compensation packages in connection with recruiting and retaining top technological, managerial and operational talent. Consequently, these competitors may be better equipped to provide more attractive offerings, to charge lower prices for their products and services, to develop and expand their communications and network infrastructure more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to devote greater resources to the marketing and sale of their products and services, to provide more comprehensive customer service, to provide greater resources to research and development initiatives and to take advantage of acquisition or other opportunities more readily. In the past, several of our competitors and their operations have grown through acquisitions and aggressive product development. The continued growth of our competitors could further enhance their competitive positions. CenturyLink and Level 3 expect that competition will further intensify in these markets.

While CenturyLink expects to achieve benefits from the combination, the combined company’s competitive position could be weakened in the future by strategic alliances or consolidation within the communications industry or the development of new technologies. CenturyLink’s ability to compete successfully will depend on how well the combined company markets its products and services and on its ability to anticipate and respond to various competitive and technological factors affecting the industry, including changes in regulation (which may affect the combined company differently from its competitors), changes in customer preferences or demographics, and changes in the product offerings or pricing strategies of the combined company’s competitors.

Competition could adversely affect CenturyLink following the combination in several ways, including (i) the loss of customers and market share, (ii) the possibility of customers reducing their usage of the combined company’s services or shifting to less profitable services, (iii) reduced traffic on the combined company’s networks, (iv) the combined company’s need to expend substantial time or money on new capital improvement projects, (v) the combined company’s need to lower prices or increase marketing expenses to remain competitive, and (vi) the combined company’s inability to diversify by successfully offering new products or services.

CenturyLink is continually taking steps to respond to these competitive pressures, but these efforts may not be successful. The combined company’s operating results and financial condition would be adversely affected if these initiatives are unsuccessful or insufficient and if CenturyLink is otherwise unable to sufficiently stem its continuing legacy revenue declines with offsetting growth from other operations. If this occurred, CenturyLink’s ability to pay its debt and other obligations, to re-invest in the business and to return capital to shareholders would also be adversely affected.

CenturyLink could be harmed by rapid changes in technology.

The communications industry has been and continues to be affected by significant technological changes, which in general are enabling a broader array of companies to offer services competitive with ours. Many of those technological changes are (i) displacing or reducing demand for CenturyLink’s copper-based services, (ii) enabling the development of competitive products or services, including those that depend on fiber optic cable, or (iii) enabling CenturyLink’s current customers to reduce or bypass use of its networks. Rapid changes in technology are increasing the competitiveness of the cloud, hosting and other IT services industries. In addition, demand for CenturyLink’s broadband services has been constrained by certain technologies permitting cable companies and other competitors to deliver faster average broadband transmission speeds than CenturyLink’s. Demand for CenturyLink’s broadband services could be further reduced by advanced wireless data transmission technologies being deployed by wireless providers, including “long-term evolution” or “LTE” technologies, especially if these wireless providers continue to increase their broadband transmission speed and decrease their service rates. To enhance the competitiveness of CenturyLink’s broadband services, CenturyLink may be required to expend additional capital to augment the capabilities of its copper-based services or to install more fiber optic cable.

CenturyLink may not be able to accurately predict or respond to changes in technology or industry standards, or to the introduction of newly offered services. Any of these developments could make some or all of CenturyLink’s offerings less desirable or even obsolete. These developments could also require CenturyLink to (i) expend capital or other resources in excess of currently contemplated levels, (ii) forego the development or provision of products or services that others can provide more efficiently, or (iii) make other changes to operating plans, corporate strategies or capital allocation plans, any of which could adversely affect its operations. If CenturyLink is not able to develop new products and services to keep pace with technological advances, or if those products and services are not widely accepted by customers, CenturyLink’s ability to compete could be adversely affected and its market share could decline. Any inability to effectively respond to technological changes could also adversely affect CenturyLink’s operating results and financial condition, as well as its ability to service debt and fund other commitments or initiatives.

Even if CenturyLink succeeds in adapting to changes in technology or industry standards by developing new products or services, there is no assurance that the new products or services would have a positive effect on profit margins or financial performance.

In addition to introducing new technologies and offerings, CenturyLink may need, from time to time, to phase out outdated and unprofitable technologies and services. If CenturyLink is unable to do so, on a cost-effective basis, CenturyLink could experience reduced profits.

CenturyLink may not be able to successfully adjust to changes in its industry, markets and product mix.

Ongoing changes in the communications industry have fundamentally changed customers’ communications expectations and requirements. In response to these changes, CenturyLink has substantially altered its product and service offerings through internal product development and acquisitions, including the combination. Many of these changes in the past have placed a higher premium on sales, marketing and product development functions, and necessitated ongoing changes in CenturyLink’s processes and operating protocols, as well as periodic reorganizations of CenturyLink’s sales and leadership teams. CenturyLink expects that the combination will have similar effects on the combined company. In addition, CenturyLink now offers a more complex range of products and services, operates larger and more complex networks and serves a much larger and more diverse set of customers. Consequently, CenturyLink now faces greater challenges in effectively managing and administering its operations and allocating capital and other resources to its various offerings. For all these reasons, CenturyLink cannot assure you that its efforts to adjust to these changes will be timely or successful.

Following the combination, CenturyLink may need to conduct branding or rebranding initiatives that are likely to involve substantial costs and may not be favorably received by customers.

CenturyLink plans to consult with Level 3 about how and under what brand names to market the various legacy communications services of CenturyLink and Level 3. Prior to the combination, CenturyLink and Level 3 will each continue to market their respective products and services using the “CenturyLink” and “Level 3” brand names and logos. Following the combination, CenturyLink may discontinue use of either or both of the “CenturyLink” or “Level 3” brand names and logos in some or all of the markets of the combined company and will incur substantial capital and other costs in rebranding the combined company’s products and services in those markets that previously used a different name and may result in substantial write-offs associated with the discontinued use of a brand name. The failure of any of these initiatives could adversely affect CenturyLink’s ability to attract and retain customers after the combination, resulting in reduced revenues.

Following the combination, CenturyLink’s relationships with other communications companies will continue to be material to its operations and will expose it to a number of risks.

To offer voice or data services in certain of their markets, both CenturyLink and Level 3 must either lease network capacity from, or interconnect their networks with the infrastructure of, other communications companies who typically compete against them in those markets. CenturyLink’s and Level 3’s reliance on these lease or interconnection arrangements limits their control over the quality of their services and exposes them to the risk that their ability to market their services could be adversely affected by changes in the plans or properties of the carriers upon which they are reliant. In addition, both companies are exposed to the risk that the other carriers may be unwilling to continue or renew these arrangements in the future on terms favorable to them, or at all. This risk is heightened when the other carrier is a competitor and may benefit from terminating the agreement. If either company loses these arrangements and cannot timely replace them, their ability to provide services to their customers and conduct their business could be materially adversely affected.

In addition, certain of CenturyLink’s operations will continue to carry a significant amount of voice and data traffic for larger communications companies. If these larger communications companies consolidate or expand their networks, it is possible that they could transfer a significant portion of this traffic from the combined company’s fiber network to their networks, which could have a negative effect on CenturyLink’s business and results of operations.

Following completion of the combination, the combined company will continue to rely on certain interconnection, wholesale, reseller or sales agency arrangements with other companies to provide some of the services that it will sell to its customers. These arrangements will limit the combined company’s ability to control several features of its service offerings to its customers, including the pricing, provisioning timeframes, quality, reliability and customer support associated therewith. In addition, if the combined company fails to extend or renegotiate these arrangements as they expire from time to time or if these other companies fail to fulfill their contractual obligations, the combined company may have difficulty finding alternative arrangements.

Network disruptions or system failures could adversely affect CenturyLink’s operating results and financial condition.

To be successful following the combination, CenturyLink will need to continue providing the combined company’s customers with high capacity, reliable and secure networks. Disruptions or system failures may cause interruptions in service or reduced capacity for customers. If service is not restored in a timely manner, agreements with the combined company’s customers or service standards set by state regulatory commissions could obligate it to provide credits or other remedies. If network security is breached, confidential information of the combined company’s customers or others could be lost or misappropriated, and CenturyLink may be required to expend additional resources modifying network security to remediate vulnerabilities. Similar to other large communications companies, both CenturyLink and Level 3 are constant targets of cyber-attacks of varying degrees, and CenturyLink expects that the combined company will continue to be the target of similar attacks following the combination. The occurrence of any disruption or system failure may result in a loss of business, increase expenses, damage CenturyLink’s reputation, subject CenturyLink to additional regulatory scrutiny or expose it to civil litigation and possible financial losses that may not be fully covered through insurance, any of which could have a material adverse effect on CenturyLink’s results of operations and financial condition.

Following the combination, the combined company’s international operations and investments expose it to risks that could materially adversely affect the combined business.

Level 3 and, to a lesser extent, CenturyLink, have operations and investments outside of the United States that will expose the combined company following the combination to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some countries may exceed those in the United States;

•	United States and other country tax laws may limit the combined company’s ability to repatriate cash from non-U.S. affiliates without adverse tax consequences;

•	foreign currency exchange rates may fluctuate, which could adversely affect the combined company’s results of operations and the value of its international assets and investments;

•	non-U.S. earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with non-U.S. laws and regulations that impose restrictions on overseas investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in laws and regulations relating to non-U.S. trade and investment.

Level 3 is exposed to significant currency exchange rate risks and currency transfer restrictions and the combined company’s results may suffer due to currency translations and remeasurements.

Certain of Level 3’s current and prospective customers derive their revenue in currencies other than U.S. dollars, but Level 3 currently invoices these current and prospective customers, and the combined company is expected to continue to invoice these current and prospective customers, in U.S. dollars. The obligations of customers with substantial revenue in foreign currencies may be subject to unpredictable and indeterminate increases in the event that such currencies depreciate in value relative to the U.S. dollar. Furthermore, these customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into U.S. dollars. In either event, the affected customers may not be able to pay the combined company in U.S. dollars. Similarly, declines in the value of foreign currencies (such as the devaluation of the Brazilian real and the Argentine peso discussed below) relative to the U.S. dollar could adversely affect the combined company’s ability to market the services of the combined company to customers whose revenue is denominated in those currencies. In addition, where the combined company expects to issue invoices for its services in currencies other than U.S. dollars, the results of operations of the combined company may suffer due to currency translations in the event that such currencies depreciate relative to the U.S. dollar and the combined company cannot or does not elect to enter into currency hedging arrangements in respect of those payment obligations.

Level 3 conducts a significant portion of its business using the British pound, the euro and the Brazilian real. Appreciation of the U.S. dollar adversely affects Level 3’s consolidated revenue and, following the completion of the combination, is expected to adversely affect the consolidated revenue of the combined company. Since Level 3 tends to, and the combined company expects to, incur costs in the same currency in which those operations realize revenue, the effect on operating income and operating cash flow is largely mitigated. However, if the U.S. dollar appreciates significantly, future revenue, operating income and operating cash flows could be materially affected. In addition, the appreciation of the U.S. dollar relative to foreign currencies reduces the U.S. dollar value of cash balances held in those currencies. Certain Latin American economies have experienced shortages in foreign currency reserves and have adopted restrictions on the use of certain mechanisms to expatriate local earnings and convert local currencies into U.S. dollars. Any of these shortages or restrictions may limit or impede the ability of the combined company to transfer or to convert those currencies into U.S. dollars and to expatriate those funds. In addition, currency devaluations in one country may have adverse effects in another country.

Economic and political conditions in Latin America pose numerous risks to the combined company’s operations following the combination.

Level 3’s business operations in the Latin American region constitute a significant portion of its business. As events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political instability elsewhere in the region. Furthermore, events in recent years in other developing markets have placed pressures on the stability of the currencies of a number of countries in Latin America in which Level 3 operates, including Argentina, Brazil and Colombia. While certain areas in the Latin American region have experienced economic growth, this recovery remains fragile. Pressures on local currencies are likely to have an adverse effect on Level 3’s and, following the completion of the combination, the combined company’s, customers in this region.

Several Latin American countries have historically experienced high rates of inflation. Governmental actions taken in an effort to curb inflation, coupled with speculation about possible future actions, have contributed to economic uncertainty at times in most Latin American countries. These countries may experience high levels of inflation in the future that could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the combined company’s results of operations in those locations. A high inflation environment would likely have negative effects on the combined company’s ability to appropriately set price and wage levels and on the level of economic activity in the region.

In addition, any changes to the political and economic conditions in certain Latin American countries could materially and adversely affect the combined company’s business.

Market prices for many of the services of CenturyLink and Level 3 have decreased in the past, and any similar price decreases following the combination will adversely affect the combined company’s revenues and margins.

Over the past several years, a range of competitive and technological factors, including robust network construction and intense competition, have lowered market prices for many of the products and services offered by CenturyLink and Level 3. If these market conditions persist, the combined company may need to continue to reduce prices to retain customers and revenue. If price reductions are necessary after the combination, the combined company will suffer unless it is able to either reduce its operating expenses or increase sales volumes or network usage.

The future growth potential of the combined company will depend in part on the continued development and expansion of the Internet.

The combined company’s future growth potential will depend in part upon the continued development and expansion of the Internet as a communication medium and marketplace for the distribution of data, video and other products by businesses, consumers and governments. The use of the Internet for these purposes may not grow and expand at the rate anticipated by the combined company or others, or may be restricted by factors outside of the control of the combined company, including (i) actions by other carriers or governmental authorities that restrict the combined company from delivering traffic over other parties’ networks, (ii) changes in regulation, (iii) technological stagnation or (iv) changes in consumers’ preferences or data usage.

Level 3 has only recently generated net income, and has generated substantial net losses in the past.

As indicated in Level 3’s consolidated financial statements included in SEC reports that are incorporated by reference herein, Level 3 has only generated net income for its two most recently completed full fiscal years, and generated substantial losses prior to then. See “Where You Can Find More Information” and “Summary—Selected Historical Financial Data of Level 3.”

Regulatory and Legal Risks

CenturyLink’s and Level 3’s revenues could be materially reduced or their expenses materially increased by the failure to comply with existing laws or regulations or by changes in laws or regulations.

CenturyLink and Level 3 currently are, and the combined company following the combination will be, subject to significant regulation by, among others, (i) the FCC, which regulates interstate and international communications, (ii) state utility commissions, which regulate intrastate communications, and (iii) various foreign governments and international bodies, which regulate both companies’ international operations. Generally, both companies must obtain and maintain certificates of authority or licenses from these bodies in most territories where they offer regulated services. Neither company can assure you that they will be successful in obtaining or retaining all licenses necessary to carry out their business plans, and, even if they are, the prescribed service standards and conditions imposed on them in connection with obtaining or acquiring control of these licenses may impose on them substantial costs and limitations. Both companies are also subject to numerous requirements and interpretations under various international, federal, state and local laws, rules and regulations, which are quite detailed and occasionally in conflict with each other. Accordingly, neither company can ensure that it is always considered to be in compliance with all these requirements at any single point in time. The agencies responsible for the enforcement of these laws, rules and regulations may initiate inquiries or actions based on complaints filed by third parties or on their own initiative. Even if both companies are ultimately found to have complied with applicable regulations, such actions or inquiries could create adverse publicity that negatively affects their business.

Regulation of the telecommunications industry continues to change, and the regulatory environment varies substantially from jurisdiction to jurisdiction. A substantial portion of CenturyLink’s voice services revenue remains subject to FCC or state utility commission pricing regulation, which periodically exposes it to pricing or earnings disputes and could expose them to unanticipated price declines. Other carriers frequently dispute their obligation to make payments to CenturyLink or Level 3, and these disputes are expected to continue to affect the combined company following the combination. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on the operations of the combined company, or that regulators or third parties will not raise material issues with regard to its compliance or noncompliance with applicable regulations.

Regulations continue to create significant compliance costs for CenturyLink and Level 3. Following the combination, challenges to CenturyLink’s tariffs by regulators or third parties or delays in obtaining certifications and regulatory approvals could cause it to incur substantial legal and administrative expenses, and, if successful, such challenges could adversely affect the rates, terms and conditions of CenturyLink’s service offerings. CenturyLink’s and Level 3’s businesses also may be affected by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, increasing disaster recovery requirements, minimizing environmental effects, enhancing privacy or addressing other issues that affect CenturyLink’s or Level 3’s businesses. CenturyLink expects its compliance costs to increase if future laws or regulations continue to increase its obligations to assist other governmental agencies.

Regulations also help to ensure that CenturyLink and Level 3 obtain access on reasonable rates, terms, and conditions to important inputs to their service offerings, including interconnection with other service providers’ networks, access to poles, ducts, and conduits owned by utilities and incumbent carriers, and access to local transmission facilities needed to reach certain customer locations. Changes to or new interpretations of the regulations governing the rates, terms, and conditions on which CenturyLink and Level 3 obtain access to inputs such as these could increase the combined company’s cost of providing certain services and have a material adverse effect on the combined company’s operations.

Changes in tax laws, regulations or policies, including those currently under consideration by the U.S. federal government, could have a material effect on our consolidated financial position, results of operations, or cash flows.

The combined company may be liable for the material that content providers distribute over its network.

Although CenturyLink and Level 3 believe that their liability for third party information stored on or transmitted through their networks is limited, the liability of private network operators is affected both by changing technology and evolving legal principles that remain unsettled in many jurisdictions. As private network providers, CenturyLink and Level 3 could be exposed to legal claims relating to third party content stored or transmitted on their networks. Such claims could involve, among others, allegations of defamation, invasion of privacy, copyright infringement, or aiding and abetting restricted activities such as online gambling or pornography. If the combined company decides to implement additional measures to reduce its exposure to these risks, or if the combined company is required to defend itself against these kinds of claims, its operations and financial results could be negatively affected.

Counterparties to certain significant agreements with Level 3 may exercise contractual rights to terminate such agreements following the combination.

Level 3 is a party to certain agreements that give the counterparty a right under certain conditions to terminate the agreement following a “change in control” of Level 3. Under most such agreements, the combination will constitute a change in control and therefore the counterparty may terminate the agreement upon the closing of the combination, subject to the terms and conditions specified in such agreements. Level 3 has agreements subject to such termination provisions with significant customers, major suppliers and providers of services where Level 3 has acted as reseller or sales agent. In addition, certain Level 3 customer contracts, including those with state or federal government agencies, allow the customer to terminate the contract at any time for convenience, which would allow the customer to terminate its contract before, at or after the closing of the combination. Any such counterparty may request modifications of their respective agreements as a condition to foregoing exercise of their termination rights. There is no assurance that such agreements will not be terminated, that any such terminations will not result in a material adverse effect, or that any modifications of such agreements to avoid termination will not result in a material adverse effect.

CenturyLink may be unable to obtain security clearances necessary to perform certain Level 3 government contracts.

Certain Level 3 legal entities and officers have security clearances required for Level 3’s performance of customer contracts with various government entities. Following the combination, it may be necessary for CenturyLink to obtain comparable security clearances. If CenturyLink or its officers are unable to qualify for such security clearances, CenturyLink may not be able to continue to perform such contracts.

The combined company will be subject to various legal proceedings and other contingencies that could materially adversely impact its financial condition and operating results.

Following the completion of the combination, the combined company is expected to be subject to (i) several material proceedings pending against it, including various right-of-way, tax, regulatory, patent and other proceedings, (ii) potential environmental liabilities with respect to various legacy operations or properties and (iii) certain other contingent liabilities. These proceedings and other contingent liabilities are described in the SEC reports of CenturyLink and Level 3 that are incorporated by reference herein. See “Where You Can Find More Information.”

Other Risks

In connection with the combination CenturyLink will incur and assume a substantial amount of indebtedness and may need to incur more in the future.

As a result of incurring the debt financing for the combination and assuming Level 3’s existing consolidated indebtedness in connection with the combination, CenturyLink will become more leveraged. This could have material adverse consequences for CenturyLink, including (i) reducing CenturyLink’s credit ratings and thereby raising its borrowing costs, (ii) hindering CenturyLink’s ability to plan for or react to changing market, industry, competitive or economic conditions, (iii) limiting CenturyLink’s ability to access the capital markets to refinance maturing debt or to fund acquisitions, capital expenditures or other general expenditures, (iv) limiting the amount of free cash flow available for future operations, acquisitions, strategic initiatives, capital expenditures, dividends, stock repurchases, debt payments or other uses, (v) making CenturyLink more vulnerable to economic or industry downturns, including interest rate increases, (vi) placing CenturyLink at a competitive disadvantage compared to less leveraged competitors (vii) increasing the risk that third parties will be unwilling or unable to engage in hedging or other financial or commercial arrangements with CenturyLink, (viii) increasing the risk that CenturyLink will need to sell securities or assets, possibly on unfavorable terms, or take other unfavorable actions to meet payment obligations, or (ix) increasing the risk that CenturyLink may not meet the financial covenants in its debt agreements or timely make all required debt payments.

CenturyLink has a significant amount of consolidated indebtedness that it intends to refinance over the next several years, and may also need to obtain additional financing under a variety of other circumstances. CenturyLink’s ability to arrange additional financing will depend on, among other factors, its financial position, performance, and credit ratings, as well as prevailing market conditions and other factors beyond its control. Global financial markets continue to be volatile. Prevailing market conditions could be adversely affected by (i) general market conditions, such as disruptions in domestic or overseas sovereign or corporate debt markets, geo-political instabilities, contractions or limited growth in the economy or other similar adverse economic developments in the U.S. or abroad and (ii) specific conditions in the communications industry. Volatility in the global markets could limit CenturyLink’s access to the credit markets, leading to higher borrowing costs or, in some cases, the inability to obtain financing on terms that are as favorable as those from which CenturyLink previously benefited. CenturyLink cannot assure you that it will be able to obtain additional financing on terms acceptable to CenturyLink or at all. Any such failure to obtain additional financing could jeopardize CenturyLink’s ability to attain its business objectives or strategies, to repay, refinance or reduce its debt obligations or to meet its other commitments.

The agreements that will govern the indebtedness to be incurred or assumed in connection with the combination are expected to contain various covenants and other provisions that impose restrictions on the ability of CenturyLink and certain of its subsidiaries to operate their businesses.

The agreements that will govern the indebtedness to be incurred or assumed by CenturyLink in connection with the combination are expected to contain pledges of collateral, affiliate guarantees and various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of CenturyLink and certain of its subsidiaries to, among other things, have liens on their property, incur additional indebtedness, enter into sale and lease-back transactions, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, merge or consolidate with any other person or sell or convey certain of its assets to any one person, among various other things. In particular, certain covenants contained in Level 3’s indebtedness to be assumed by CenturyLink may restrict the combined company’s ability to distribute cash from Level 3 to other entities within the combined company, or enter into other transactions among wholly owned subsidiaries of the combined company. In addition, some of the agreements that govern the debt financing are expected to contain financial covenants that will require CenturyLink to maintain certain financial ratios. The ability of CenturyLink and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate CenturyLink’s debt repayment obligations. Certain of CenturyLink’s debt instruments have cross-default or cross-acceleration provisions. When present, these provisions could have a wider impact on liquidity than might otherwise arise from a default or acceleration of a single debt instrument.

Any downgrade in the credit ratings of CenturyLink or its subsidiaries could limit its ability to obtain future financing, increase its borrowing costs or otherwise impair its business, financial condition and results of operations.

Nationally recognized credit rating organizations have issued credit ratings relating to CenturyLink, Inc.’s long-term debt and the long-term debt of several of its subsidiaries. Most of these ratings are below “investment grade,” which results in higher borrowing costs than “investment grade” debt, as well as reduced marketability of CenturyLink’s debt securities. There can be no assurance that any rating assigned to any of these debt securities will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.

A downgrade of any of these credit ratings could:

•	adversely affect the market price of some or all of CenturyLink’s outstanding debt or equity securities;

•	limit CenturyLink’s access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all;

•	trigger the application of restrictive covenants in certain of CenturyLink’s debt agreements or result in new or more restrictive covenants in agreements governing the terms of any future indebtedness that CenturyLink may incur;

•	increase CenturyLink’s cost of borrowing; and

•	impair CenturyLink’s business, financial condition and results of operations.

CenturyLink cannot assure you whether, when or in what amounts it will be able to use Level 3’s net operating loss carryforwards following the combination.

As of December 31, 2015, Level 3 had approximately $9.7 billion of net operating loss carryforwards, which we refer to as NOLs, which for U.S. federal income tax purposes can be used to offset future taxable income, subject to certain limitations under Section 382 of the Code and related Treasury regulations. CenturyLink’s ability to use these NOLs following the combination may be further limited by Section 382 if Level 3 is deemed to undergo an ownership change as a result of the combination or CenturyLink is deemed to undergo an ownership change following the combination, either of which could restrict use of a material portion of the NOLs. Determining the limitations under Section 382 is technical and highly complex. Although the parties, based on their review to date, currently believe that Level 3 will undergo an ownership change as a result of the combination, neither company has definitively completed the analysis necessary to confirm this. Moreover, issuances or sales of CenturyLink stock following the combination (including certain transactions outside of CenturyLink’s control) could result in CenturyLink undergoing an ownership change under Section 382, which may further limit its use of the NOLs. For these and other reasons, we cannot assure you that CenturyLink will be able to use the NOLs after the combination in the amounts it projects.

The business of CenturyLink and Level 3 is capital intensive.

The business of CenturyLink and Level 3 is capital intensive, and both anticipate that the combined company’s capital requirements will continue to be substantial in the coming years. If CenturyLink determines that its networks must be expanded to handle the increased demands or to meet regulatory commitments or requirements, CenturyLink may determine that substantial additional capital expenditures are required, even though there is no assurance that the return on its investment will be satisfactory. In addition, many of

CenturyLink’s growth and modernization initiatives are capital intensive and changes in technology could require further spending. In addition to investing in expanded networks, new products or new technologies, CenturyLink must from time to time invest capital to (i) replace some of its aging equipment that supports many of its legacy services that are experiencing revenue declines or (ii) convert older systems to simplify and modernize its network. Increased spending could, among other things, adversely affect CenturyLink’s operating margins, cash flows, results of operations and financial position.

Increases in costs for pension and healthcare benefits for CenturyLink’s active and retired employees may reduce CenturyLink’s profitability and increase its funding commitments.

Following the combination, CenturyLink will maintain one or more healthcare plans, qualified pension plans, non-qualified pension plans and post-retirement benefit plans, some of which are currently underfunded and the costs of which have a significant impact on CenturyLink’s profitability. CenturyLink’s costs of maintaining its pension and healthcare plans, and the future funding requirements for these plans, are affected by several factors, most of which are outside of its control, including:

•	decreases in investment returns on funds held by CenturyLink’s pension and other benefit plan trusts;

•	changes in prevailing interest rates and discount rates used to calculate the funding status of CenturyLink’s pension and other post-retirement plans;

•	increases in healthcare costs generally or claims submitted under CenturyLink’s healthcare plans specifically;

•	increasing longevity of CenturyLink’s employees and retirees;

•	the continuing implementation of the Patient Protection and Affordable Care Act, and the related reconciliation act and regulations promulgated thereunder;

•	increases in the number of retirees who elect to receive lump sum benefit payments;

•	increases in insurance premiums CenturyLink is required to pay to the Pension Benefit Guaranty Corporation, an independent agency of the U.S. government that must cover its own underfunded status by collecting premiums from an ever shrinking population of pension plans that are qualified under the Code;

•	changes in plan benefits; and

•	changes in funding laws or regulations.

Following the combination, increased costs under these plans could reduce the combined company’s profitability and increase its funding commitments to its pension plans. Any future material cash contributions could have a negative impact on the combined company’s liquidity by reducing its cash flows.

The historical and unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of CenturyLink’s results after the combination, and accordingly, you have limited financial information on which to evaluate the combined company.

CenturyLink and Level 3 will continue to operate as separate companies prior to the combination. CenturyLink and Level 3 have no prior history as a combined company. The historical financial statements of Level 3 may be different from those that would have resulted had Level 3 been operated as part of CenturyLink. The pro forma condensed combined financial information appearing elsewhere herein has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the combination been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the aggregate consideration to Level 3’s assets and liabilities. The aggregate consideration allocation reflected in the pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary, and the final allocation of the aggregate consideration will be based upon the actual aggregate consideration and the fair value of the assets and liabilities of Level 3 as of the date of the completion of the combination. The unaudited pro forma condensed combined financial information does not (i) reflect future events that may occur after the combination, including the incurrence of costs related to the planned integration of Level 3, any future non-recurring charges resulting from the combination and any termination of contracts by customers as a direct result of the combination, and (ii) consider potential effects of future market conditions on revenues or expense efficiencies. The unaudited pro forma financial information presented in this joint proxy statement/prospectus is based in part on certain assumptions regarding the combination that CenturyLink believes are reasonable under the circumstances. CenturyLink cannot assure you that the assumptions will prove to be accurate over time.

CenturyLink cannot assure you that it will be able to continue paying dividends at the current rate, or at all.

CenturyLink currently pays an annual dividend of $2.16 per share. Following the closing of the combination, CenturyLink expects to continue its current dividend for shareholders of the combined company, subject to any factors that its board of directors in its discretion deems relevant. However, you should be aware that CenturyLink shareholders may not receive the same dividends following the combination for reasons that may include any of the following factors:

•	CenturyLink may not have enough cash to pay such dividends due to changes in CenturyLink’s cash requirements, capital spending plans, strategies, debt payment plans (including a desire to maintain or improve credit ratings on its debt securities), pension funding payments, liquidity, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the CenturyLink Board, which reserves the right to change CenturyLink’s dividend practices at any time and for any reason without prior notice;

•	the amount of dividends that CenturyLink may distribute to its shareholders is subject to restrictions under Louisiana law and is limited by restricted payment and leverage covenants in CenturyLink’s credit facilities and, potentially, the terms of any future indebtedness that CenturyLink may incur;

•	the amount of dividends that CenturyLink’s subsidiaries may distribute to CenturyLink is subject to restrictions imposed by state law, restrictions that may be imposed by state regulators in connection with obtaining necessary approvals for the combination, and restrictions imposed by the terms of credit facilities and other outstanding indebtedness of certain subsidiaries (including, following the combination, Level 3 and its subsidiaries) and, potentially, the terms of any future indebtedness that these subsidiaries may incur; and

•	CenturyLink’s ability to service and refinance its current, assumed and future indebtedness and its ability to borrow or raise additional capital to satisfy its capital needs.

CenturyLink’s common shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

If CenturyLink’s goodwill or other intangible assets become impaired, it may be required to record a significant charge to earnings and reduce its shareholders’ equity.

As of September 30, 2016, over half of CenturyLink’s total consolidated assets reflected on the consolidated balance sheet incorporated by reference into this joint proxy/prospectus consisted of goodwill, customer relationships and other intangible assets. Consummation of the combination is expected to result in CenturyLink recognizing additional goodwill, customer relationships and other intangible assets on its consolidated balance sheet. See “Accounting Treatment.” Under U.S. generally accepted accounting principles, most of these intangible assets must be tested for impairment on an annual basis or more frequently whenever events or circumstances indicate that their carrying value may not be recoverable. From time to time (most recently for the third quarter of 2013), CenturyLink has recorded large non-cash charges to earnings in connection with required reductions of the value of its intangible assets. If CenturyLink’s intangible assets are determined to be impaired in the future, it may be required to record additional significant, non-cash charges to earnings during the period in which the impairment is determined to have occurred.

The CenturyLink and Level 3 prospective financial information is inherently subject to uncertainties.

While presented with numeric specificity, the CenturyLink and Level 3 prospective financial information provided in this document was prepared based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to CenturyLink or Level 3’s business, as applicable) that are inherently subjective and uncertain and are largely beyond the control of the respective management of each. As a result, actual results may differ from the prospective financial information. Important factors that may affect actual results and cause these projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to CenturyLink’s or Level 3’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods) and general industry, business, competitive, technological and economic conditions. For more information see the sections entitled “The Combination and the Stock Issuance—Certain Forecasts Prepared by CenturyLink” beginning on page 111 and “The Combination and the Stock Issuance—Certain Forecasts Prepared by Level 3” beginning on page 113.

Other Risk Factors of CenturyLink and Level 3

CenturyLink’s and Level 3’s businesses are, and will continue to be, subject to the risks described above. In addition, CenturyLink and Level 3 are, and will continue to be, subject to the risks described in Level 3’s and CenturyLink’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, as amended and as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

CenturyLink

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

Telephone: (318) 388-9000

CenturyLink, a Louisiana corporation, together with its subsidiaries, is an integrated communications company engaged primarily in providing an array of communications services, including local and long-distance voice, broadband, Multi-Protocol Label Switching, private line (including special access), Ethernet, hosting (including cloud hosting and managed hosting), data integration, video, network, public access, Voice over Internet Protocol, information technology and other ancillary services. CenturyLink strives to maintain its customer relationships by, among other things, bundling its service offerings to provide a complete offering of integrated communications services.

Based on approximately 11.2 million total access lines at September 30, 2016, CenturyLink believes that it is the third largest wireline telecommunications company in the United States. CenturyLink operates 74% of its total access lines in portions of Colorado, Arizona, Washington, Minnesota, Florida, North Carolina, Oregon, Iowa, Utah, New Mexico, Missouri, and Nevada. CenturyLink also provides local service in portions of Idaho, Ohio, Wisconsin, Virginia, Texas, Nebraska, Pennsylvania, Montana, Alabama, Indiana, Arkansas, Wyoming, Tennessee, New Jersey, South Dakota, North Dakota, Kansas, Louisiana, South Carolina, Michigan, Illinois, Georgia, Mississippi, Oklahoma, and California. In the portion of these 37 states where CenturyLink has access lines, CenturyLink is the incumbent local telephone company.

At September 30, 2016, CenturyLink served approximately 6.0 million broadband subscribers and approximately 318,000 Prism TV subscribers. CenturyLink’s methodology for counting access lines, broadband subscribers and Prism TV subscribers may not be comparable to those of other companies.

Additional information about CenturyLink and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Level 3

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, CO 80021

Telephone: (720) 888-1000

Level 3, a Delaware corporation, through its subsidiaries, is a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. Level 3 created its communications network by constructing its own assets and through a combination of purchasing other companies and purchasing or leasing facilities from others. Level 3’s network is an international, facilities-based communications network. Level 3 designed its network to provide communications services that employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies. Level 3 provides local, national and global communications services to enterprise, government and carrier customers. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions, IP-based voice and data communications, wide-area Ethernet services, video and content distribution, and data center and cloud-based solutions. Level 3 serves customers in more than 500 markets in over 60 countries across a global services platform anchored by owned fiber networks on three continents and connected by extensive undersea facilities. Additional information about Level 3 and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Wildcat Merger Sub 1 LLC

Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of CenturyLink, is a Delaware limited liability company formed on October 28, 2016 for the purpose of effecting the combination. Upon completion of the initial merger, Wildcat Merger Sub 1 LLC will be merged with and into Level 3 with Level 3 surviving as an indirect wholly owned subsidiary of CenturyLink.

Wildcat Merger Sub 1 LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the combination.

WWG Merger Sub LLC

WWG Merger Sub LLC, an indirect wholly owned subsidiary of CenturyLink, is a Delaware limited liability company formed on October 28, 2016 for the purpose of effecting the combination. Upon completion of the subsequent merger, Level 3 will be merged with and into WWG Merger Sub LLC with WWG Merger Sub LLC surviving as a direct wholly owned subsidiary of a newly-created holding company, which in turn is a direct wholly owned subsidiary of CenturyLink.

WWG Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the combination.

THE CENTURYLINK SPECIAL MEETING

Date, Time and Place

The special meeting of CenturyLink shareholders will be held at 100 CenturyLink Drive, Monroe, Louisiana 71203, on [            ], 2017, at [            ], local time.

Matters to be Considered

At the CenturyLink special meeting, CenturyLink shareholders will be asked to vote on:

•	the CenturyLink stock issuance proposal; and

•	if necessary, the CenturyLink adjournment proposal.

Recommendation of the CenturyLink Board

The CenturyLink Board unanimously has determined that the combination, the merger agreement and the other transactions contemplated by the merger agreement, including the issuance of CenturyLink common stock to Level 3 stockholders in connection with the combination, are in the best interests of CenturyLink and the CenturyLink shareholders and has unanimously approved and adopted the merger agreement.

The CenturyLink Board unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock to Level 3 stockholders in connection with the combination.

Record Date; Stock Entitled to Vote

Only holders of record of shares of CenturyLink common stock or voting preferred stock at the close of business on [●], the record date for the CenturyLink special meeting, will be entitled to notice of, and to vote at, the CenturyLink special meeting or any adjournments thereof. You may cast one vote for each share of common stock or voting preferred stock of CenturyLink that you owned on the record date.

On the record date, there were outstanding a total of [●] shares of CenturyLink common stock entitled to vote at the CenturyLink special meeting and [●] shares of CenturyLink voting preferred stock entitled to vote at the CenturyLink special meeting.

Solicitation of Proxies; Revocability of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the CenturyLink special meeting will be borne by CenturyLink, other than the expenses incurred by CenturyLink and Level 3 in connection with the filing, printing and mailing of this joint proxy statement/prospectus, half of which expenses will be borne by each of CenturyLink and Level 3. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of CenturyLink, without additional remuneration, by personal interview, telephone, facsimile or otherwise. CenturyLink will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. CenturyLink has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of $50,000, plus an additional $25,000 contingent upon the approval of the proposal to issue shares of CenturyLink common stock in connection with the combination, plus reasonable expenses, for these services.

If you are a holder of record on the record date for the CenturyLink special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the CenturyLink special meeting. You can revoke your proxy in one of three ways:

•	sending a signed notice of revocation;

•	granting a new, valid proxy bearing a later date; or

•	attending the CenturyLink special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by CenturyLink’s Secretary at 100 CenturyLink Drive, Monroe, Louisiana 71203, no later than the beginning of the CenturyLink special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

If your shares are held in street name by your broker or nominee, you should contact them to change your vote. Plan participants who wish to revoke their voting instructions must contact the applicable plan trustee and follow its procedures.

Quorum

Shareholders who hold a majority of the total voting power of CenturyLink common stock and voting preferred stock issued and outstanding at the close of business on the record date must be present or represented by proxy to constitute a quorum to organize the CenturyLink special meeting, and shareholders holding a majority of the votes entitled to be cast with respect to the proposal to issue CenturyLink common stock in connection with the initial merger must be present or represented by proxy to constitute a quorum with respect to such proposal. All shares of CenturyLink common stock or voting preferred stock represented at the CenturyLink special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to organize the CenturyLink special meeting, but abstentions and broker non-votes will be treated as not present for purposes of determining the presence or absence of a quorum with respect to the proposal to issue CenturyLink common stock in connection with the initial merger.

Vote Required

Under the rules of the NYSE, the issuance of CenturyLink common stock to Level 3 stockholders in connection with the initial merger requires approval by the affirmative vote of a majority of the votes cast on such matter at the CenturyLink special meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum exists).

The vote with respect to the CenturyLink stock issuance proposal will also constitute a vote of the CenturyLink shareholders under the applicable provisions of the Louisiana Business Corporation Act, which we refer to as the LBCA. Pursuant to the LBCA, the issuance of CenturyLink common stock to Level 3 stockholders in the initial merger requires the affirmative vote of holders of CenturyLink common stock and voting preferred stock, voting together as a single class, at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the proposal exists, in which the votes cast favoring the proposal exceed the votes cast opposing the proposal. If the proposal is approved under the rules of the NYSE, it will also be approved for purposes of the LBCA.

Approval of any proposal to adjourn the CenturyLink special meeting, if necessary, for the purpose of soliciting additional proxies requires approval by the affirmative vote of a majority of the votes cast on such matter at such meeting by holders of the CenturyLink common stock and voting preferred stock, voting as a single class (provided that a quorum exists).

Abstentions and Broker Non-Votes

If you are a CenturyLink shareholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have no effect on the CenturyLink stock issuance proposal or, if necessary, the CenturyLink adjournment proposal, assuming a quorum is present. Although abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present to organize the CenturyLink special meeting, they will not be considered to be cast for purposes of determining whether the requisite vote to approve any such proposal has been obtained and will not be treated as present for purposes of determining the existence of a quorum with respect to the proposal to issue CenturyLink common stock to the Level 3 stockholders in connection with the initial merger. Accordingly, your failure to cast a vote will make it more difficult to meet the quorum requirement with respect to organizing the CenturyLink special meeting and your failure to cast a vote or your abstention from voting will make it more difficult to meet the quorum requirements with respect to the proposal to issue CenturyLink common stock to the Level 3 stockholders in connection with the initial merger.

Voting Power of CenturyLink’s Directors and Executive Officers

On the record date, less than [●]% of the outstanding CenturyLink common shares and none of the outstanding shares of CenturyLink voting preferred stock were held by CenturyLink directors and executive officers and their respective affiliates. CenturyLink currently expects that CenturyLink’s directors and executive officers will vote their shares in favor of the issuance of CenturyLink common stock to Level 3 stockholders in connection with the combination.

Attending the CenturyLink Special Meeting

All holders of CenturyLink common stock, including shareholders of record and shareholders who hold shares through banks, brokers or other nominees, are invited to attend the CenturyLink special meeting. Shareholders of record can vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter or an account statement issued by the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you to be admitted. CenturyLink reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Voting of Proxies by Record Shareholders

A proxy card is enclosed for use by CenturyLink shareholders of record. CenturyLink requests that its record shareholders sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the internet. Information and applicable deadlines for voting by telephone or through the internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of CenturyLink common stock or voting preferred stock represented by it will be voted at the CenturyLink special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of CenturyLink common stock or voting preferred stock represented by the proxy are to be voted with regard to a particular proposal, the CenturyLink common stock or voting preferred stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, CenturyLink management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in CenturyLink’s accompanying Notice of Special Meeting of Shareholders. In accordance with CenturyLink’s bylaws and Louisiana law, business transacted at the CenturyLink special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the CenturyLink special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the CenturyLink special meeting in person.

Participants in Benefit Plans

If you beneficially own any CenturyLink common stock by virtue of participating in any retirement plan of CenturyLink, then you have received separate voting instruction cards in lieu of a proxy card. These voting instruction cards entitle you, on a confidential basis, to instruct the plan trustees how to vote the shares of CenturyLink common stock allocated to your plan account. The cards for some of the plans will similarly entitle you to direct the voting of a proportionate number of plan shares of CenturyLink common stock for which properly executed instructions are not timely received and some will require you to act in your capacity as a “named fiduciary,” which requires you to exercise your voting rights prudently and in the interest of all plan participants. Plan participants who wish to vote should complete and return voting instruction cards in the manner provided by such cards. If you elect not to vote plan shares of CenturyLink common stock allocated to your accounts, your plan shares will be voted in the manner specified in the voting instruction cards.

Shares Held in Street Name

If you hold your shares of CenturyLink stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to CenturyLink or by voting in person at the CenturyLink special meeting. Further, brokers who hold shares of CenturyLink stock on behalf of their customers may not vote those shares without specific instructions from their customers.

If you hold your CenturyLink stock in street name and you do not instruct your broker on how to vote any of your shares, your broker may not vote those shares. For a discussion of the consequences of such broker non-votes, see “—Abstentions and Broker Non-Votes.”

THE LEVEL 3 SPECIAL MEETING

This section contains information about the special meeting of Level 3 stockholders that has been called to consider and approve the merger proposal and the compensation proposal.

A notice of the special meeting and a form of proxy that is solicited by the Level 3 Board are included with this document. The Level 3 special meeting will be held on                 , 2017, at          a.m., local time, at Level 3’s headquarters at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Matters to Be Considered

The purpose of the Level 3 special meeting is to vote on:

•	the merger proposal;

•	the compensation proposal; and

•	the Level 3 adjournment proposal.

Proxies

Each copy of this document mailed to holders of Level 3 common stock as of the record date is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the internet. If you hold stock in your name as a stockholder of record and are voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Level 3 special meeting, or at any adjournment or postponement of the special meeting, regardless of whether or not you plan to attend the Level 3 special meeting. You may also vote your shares by telephone or through the internet. Information and applicable deadlines for voting by telephone or through the internet are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank, broker, trust company or other nominee, you must direct your bank, broker, trust company or other nominee to vote in accordance with the instructions you have received from your bank, broker, trust company or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted at the special meeting by signing and returning a proxy card with a later date by internet or telephone before the deadline stated on the proxy card, by delivering a proxy card with a later date or a written notice of revocation to Level 3’s secretary, which must be received by us before the time of the special meeting, or by voting in person at the special meeting.

Any stockholder entitled to vote in person at the Level 3 special meeting may vote in person regardless of whether or not a proxy has been previously given, but simply attending the Level 3 special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, Colorado 80021

Attention: John M. Ryan, Executive Vice President, Chief Legal Officer and Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the internet or telephone. If you make no specification on your proxy card as to how you want your shares voted, your proxy will be voted “FOR” the approval of the merger proposal, “FOR” the approval of the compensation proposal and “FOR” the approval of the Level 3 adjournment proposal. According to the Level 3 amended and restated by-laws, only such business that is specified in Level 3’s notice of the meeting may be conducted at a special meeting of stockholders.

Solicitation of Proxies

In accordance with the merger agreement, Level 3 will bear the entire cost of proxy solicitation for the Level 3 special meeting, except that CenturyLink and Level 3 will share equally all expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing and mailing of this joint proxy statement/prospectus. If necessary, Level 3 may use several of its regular employees, who will not be specially compensated, to solicit proxies from Level 3 stockholders, either personally or by telephone, facsimile, letter or other electronic means. Level 3 will also request that banks, brokers, and other record holders forward proxies and proxy material to the beneficial owners of Level 3 common stock and secure their voting instructions, and Level 3 will provide customary reimbursement to such firms for the cost of forwarding these materials.

Record Date

The close of business on                 , 2017 has been fixed as the record date for determining the Level 3 stockholders entitled to receive notice of and to vote at the Level 3 special meeting. At that time,                  shares of Level 3 common stock were outstanding, held by approximately          holders of record.

Quorum

Stockholders who hold shares representing at least a majority of the issued and outstanding shares entitled to vote at the Level 3 special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Level 3 special meeting. The holders of a majority of the shares entitled to vote and present in person or represented by proxy at the Level 3 special meeting, whether or not a quorum is present, may adjourn the Level 3 special meeting to another time and place. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting. Notice of any adjourned meeting need not be given except by announcement at the meeting.

Abstentions and broker non-votes will be included in the calculation of the number of shares of Level 3 common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Vote Required

Each share of Level 3 common stock outstanding on the record date for the Level 3 special meeting entitles the holder to one vote on each matter to be voted upon at the Level 3 special meeting. Each of the proposals has the following vote requirement in order to be approved:

•	approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock entitled to vote on the proposal;

•	approval of the compensation proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting and entitled to vote at the meeting; and

•	approval of the proposal to adjourn the Level 3 special meeting, if necessary, to solicit additional proxies requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting and entitled to vote at the meeting.

Abstentions, failures to submit a proxy card or vote in person, by telephone, or through the internet and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

•	an abstention will have the same effect as a vote “AGAINST” the merger proposal, the compensation proposal and the Level 3 adjournment proposal;

•	a failure to submit a proxy card or vote in person, by telephone or through the internet or a failure to instruct your broker or nominee to vote will, assuming a quorum is present, have no effect on the compensation proposal and the Level 3 adjournment proposal, but will have the same effect as a vote “AGAINST” the merger proposal.

The Level 3 Board urges Level 3 stockholders to promptly vote by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope; calling the toll-free number listed in the proxy card instructions if voting by telephone; or accessing the internet site listed in the proxy card instructions if voting through the internet. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

Stockholders may also vote at the Level 3 special meeting by ballot.

One of Level 3’s stockholders, STT Crossing, which owns approximately [●]% of the outstanding Level 3 shares as of the record date, has entered into a voting agreement with CenturyLink and, solely with respect to certain covenants contained therein, Level 3, under which STT Crossing has agreed, among other things and subject to certain exceptions as set forth in the voting agreement, to vote its Level 3 common stock in favor of the adoption of the merger proposal. See the section below entitled “STT Crossing Voting Agreement and Shareholder Rights Agreement” beginning on page 142.

Voting Power of Level 3’s Directors and Executive Officers

On the record date for the Level 3 special meeting, the directors and executive officers of Level 3 and their affiliates owned and were entitled to vote                  shares of Level 3’s common stock, representing     % of the outstanding Level 3 common stock (including [            ] shares of Level 3 common stock held by STT Crossing and its affiliates, representing [      ]% of the outstanding Level 3 common stock). Level 3 currently expects that Level 3’s directors and executive officers will vote their shares in favor of the merger proposal and the compensation proposal.

Recommendation of the Level 3 Board

The Level 3 Board has unanimously approved the merger agreement and the transactions contemplated by it, including the combination. The Level 3 Board has determined that the merger agreement and the transactions contemplated by it are advisable and in the best interests of Level 3 and its stockholders and unanimously recommends that you vote “FOR” the approval of the merger proposal, “FOR” the approval of the compensation proposal and “FOR” the Level 3 adjournment proposal. See the section entitled “The Combination and the Stock Issuance—Level 3’s Reasons for the Combination; Recommendation of the Combination by the Level 3 Board” beginning on page 61 for a more detailed discussion of the Level 3 Board’s recommendation.

Attending the Level 3 Special Meeting

All holders of Level 3 common stock, including stockholders of record and stockholders who hold their shares through banks, brokers or other nominees, are invited to attend the Level 3 special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you to be admitted. Level 3 reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

THE COMBINATION AND THE STOCK ISSUANCE

Effects of the Combination

Under the merger agreement, merger sub 1 will merge with and into Level 3. Level 3 will be the surviving corporation in the initial merger and will thereby become an indirect wholly owned subsidiary of CenturyLink. Immediately following the initial merger, Level 3 will merge with and into merger sub 2. Merger sub 2 will be the surviving company in the subsequent merger.

In the initial merger, each outstanding share of Level 3 common stock (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will be converted at the effective time of the initial merger into the right to receive 1.4286 shares of CenturyLink common stock and $26.50 in cash, without interest, for each share of Level 3 common stock owned at the effective time, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the initial merger. CenturyLink shareholders will continue to hold their existing CenturyLink shares.

Background of the Combination

CenturyLink and Level 3 periodically review and assess their respective performance, prospects and strategies in light of the current business and economic environment, as well as developments in the telecommunications industry and opportunities and challenges facing participants in that industry. As leading companies in the telecommunications industry that periodically transact business with each other, each of CenturyLink and Level 3 is generally familiar with the other’s business.

From time to time, Jeff K. Storey, Level 3’s president and chief executive officer, and Glen F. Post, III, CenturyLink’s chief executive officer and president, would see one another at various industry events and discuss the telecommunications industry and recent developments. During the period between May 2015 and May 2016, Mr. Storey and Mr. Post met on a few occasions to discuss industry developments and their respective businesses.

During the first half of 2016, CenturyLink undertook an ordinary course review of its strategic alternatives. This review included as a possibility a potential transaction with Level 3. On April 5, 2016, BofA Merrill Lynch presented Mr. Post and other members of CenturyLink’s senior management with an overview, based on publicly available information, of such a possible transaction with Level 3 and its strategic rationale, including Level 3’s global scale and deep local access network, the possibility for significant synergies and Level 3’s accumulated NOLs which could be valuable to CenturyLink. During a regularly scheduled meeting of the CenturyLink Board on May 19, 2016, Mr. Post mentioned the possibility of a transaction between CenturyLink and Level 3 as one possibility among many others under review by CenturyLink and its management in the course of its review of strategic alternatives.

On May 25, 2016, Mr. Post called Mr. Storey by telephone and invited Mr. Storey to meet to discuss the strategic options available to both Level 3 and CenturyLink. In response to that call, on June 6, 2016, Mr. Post and Mr. Storey met at CenturyLink’s offices to discuss the state of the telecommunications industry generally, ongoing regulatory developments and other issues. The possibility of a transaction between CenturyLink and Level 3 was also discussed. Several possible transaction structures were discussed at a preliminary level, including the possibility of a transaction in which Level 3 would combine with CenturyLink and the combined company would issue two tracking stocks. One tracking stock would relate to a combination of Level 3’s business and the portion of CenturyLink’s business similar to Level 3’s business, as well as all of CenturyLink’s consumer and enterprise business in its seven largest states. We refer to this combination of businesses as the “combined operations.” The other tracking stock would relate to CenturyLink’s remaining operations, which we refer to as the “CenturyLink remaining operations.” In this possible structure, CenturyLink shareholders would receive a minority economic interest in the combined operations and a 100% economic interest in the CenturyLink remaining operations, and Level 3 shareholders would receive a majority economic interest in the combined operations. The proposed tracking stock structure also contemplated a cash payment to CenturyLink’s shareholders in an undetermined amount, depending on the agreed allocation of the overall economics in the proposed structure. We refer to this possible structure as the “potential tracking stock transaction.” Neither party made any specific proposal, but Mr. Post and Mr. Storey agreed that the possibility of a transaction between the two companies merited further review. In reviewing the potential tracking stock transaction, Level 3 senior management viewed this structure as an acquisition of CenturyLink by Level 3 that would result in the Level 3 stockholders holding a majority of the overall equity of the combined company. The parties, however, did not discuss which party would be the acquirer in the potential tracking stock transaction and, depending on the financial structure of the potential tracking stock transaction and the size of the cash payment to the CenturyLink shareholders, it could have been structured as an acquisition of either party.

On June 15, 2016, CenturyLink held its regularly scheduled annual planning meeting of its board of directors. Mr. Post reported on his conversation with Mr. Storey, and members of CenturyLink management discussed structural, valuation and other preliminary issues related to a possible transaction between the parties. Representatives of BofA Merrill Lynch presented to the CenturyLink Board preliminary illustrative valuations of CenturyLink and Level 3 and various transaction structures to combine the companies, including the potential tracking stock transaction as well as a potential cash and stock acquisition of Level 3 at a premium, in each case based on publicly available information. The CenturyLink Board discussed with CenturyLink’s management and representatives of BofA Merrill Lynch the risks and advantages of the potential transactions, as well as CenturyLink’s long-term plan, the value implications of Level 3’s NOLs and potential synergies that could reasonably be expected to result from a transaction with Level 3. The CenturyLink Board also discussed the possibility of a stock-for-stock merger between CenturyLink and Level 3, including the fact that such a transaction would be less favorable for CenturyLink’s shareholders than the potential tracking stock transaction or a cash and stock acquisition, because of the high trading multiple of Level 3’s common stock price relative to its earnings, which would make an all-stock transaction dilutive to CenturyLink’s shareholders.

On June 15, 2016, Sunit S. Patel, Level 3’s chief financial officer, and R. Stewart Ewing Jr., CenturyLink’s chief financial officer, agreed to meet in person in New York, New York on July 6th and July 7th to discuss potential synergies and structures of a business combination. Later on June 15, 2016, CenturyLink delivered a draft mutual nondisclosure agreement to Level 3. During the following week, representatives of CenturyLink and Level 3 negotiated the terms of a mutual nondisclosure agreement between the parties and, on June 23, 2016, in anticipation of further discussions and due diligence, the parties entered into a mutual nondisclosure agreement with respect to a potential negotiated business combination.

Between July 5, 2016 and early September 2016, CenturyLink and Level 3 intermittently exchanged preliminary due diligence information concerning their respective operations and businesses.

On July 6, 2016, R. Stewart Ewing, executive vice president and chief financial officer of CenturyLink, Derek Koecher, senior vice president, corporate strategy and business development of CenturyLink, and Stacey W. Goff, executive vice president, chief administrative officer, general counsel and secretary of CenturyLink, met in New York, New York with Mr. Patel and Robert McCarthy, senior vice president, corporate development of Level 3. Representatives of BofA Merrill Lynch were also in attendance for portions of the meeting. During this meeting, the participants discussed the strategic rationale for a potential negotiated business combination transaction or a strategic relationship transaction between CenturyLink and Level 3. Representatives of BofA Merrill Lynch presented illustrative preliminary valuations of CenturyLink and Level 3, in each case based on publicly available information, as well as various transaction structures that could permit a transaction between the companies, including the potential tracking stock transaction. The representatives of CenturyLink and Level 3 discussed the benefits of the potential tracking stock transaction as well as the challenges that such a structure would present, including increased transactional and administrative complexity and other related governance issues. The representatives of Level 3 expressed their view that a possible stock-for-stock or other merger structure, in which tracking stock would not be issued, should also be under consideration between the parties.

The representatives of CenturyLink and Level 3 reaffirmed their mutual interest in the continued evaluation of a possible combination if a suitable structure could be mutually agreed upon. They also agreed to work over the coming months to advance the companies’ review of the potential synergies and other due diligence.

Throughout July 2016, the Level 3 and CenturyLink management teams held a number of telephonic meetings to discuss certain due diligence matters related to the potential transaction, including synergies.

On July 26, 2016, at a regularly scheduled intra-quarter meeting of the CenturyLink Board, Mr. Post updated the directors with respect to several recent corporate developments and opportunities, including the meetings that had taken place between representatives of CenturyLink and Level 3 since the prior meeting of the CenturyLink Board and the results of preliminary due diligence. Mr. Post provided an update regarding the status of management’s review of potential transaction synergies and various other issues. Mr. Post indicated that management was unwilling to recommend an all-stock transaction at that time due to its dilutive impact on CenturyLink’s shareholders. The CenturyLink Board again discussed the challenges and advantages of the potential tracking stock structure and the potential cash and stock acquisition of Level 3. The CenturyLink Board authorized CenturyLink’s management to continue its review and evaluation of a potential combination, with a particular focus on continuing its review of the synergies that could be achieved.

During the week of August 1, 2016, representatives of CenturyLink and representatives of Level 3 met to continue their evaluation of the potential synergies that could result from a transaction between the companies.

On August 10, 2016, Mr. Post and Mr. Storey met in Denver, Colorado to discuss the possible transaction, including potential synergies and the advantages and disadvantages of the potential tracking stock transaction and other potential combination structures. Mr. Storey noted his belief that the complexities of the potential tracking stock transaction would make such a structure difficult to implement. Setting aside the various potential structures, Mr. Post and Mr. Storey expressed their continued interest in discussing a possible transaction. Following such meeting, CenturyLink’s management worked with representatives of BofA Merrill Lynch to further explore potential transaction structures that did not involve tracking stock.

On August 17, 2016, at a regularly scheduled meeting of the Level 3 Board held at Level 3’s headquarters in Broomfield, Colorado, the possibility of a potential transaction with CenturyLink was discussed. At that meeting, members of senior management of Level 3 reported to the Level 3 Board on the status of the industry, the strategic rationale for pursuing a potential transaction with CenturyLink, the anticipated benefits of a potential transaction with CenturyLink to Level 3 stockholders and discussions with CenturyLink to date. After discussion, the consensus of the Level 3 Board was that Mr. Storey and Level 3 senior management should continue discussions with CenturyLink.

On August 24, 2016, at a regularly scheduled meeting of the CenturyLink Board, members of management provided a general update on pending acquisition and divestiture discussions. In connection with these updates, members of management and representatives of BofA Merrill Lynch presented the CenturyLink Board with the possibility of a cash and stock transaction with Level 3 in which CenturyLink would finance the cash portion of a yet-to-be-determined purchase price with new indebtedness. The representatives of management and BofA Merrill Lynch indicated that such a transaction structure would allow CenturyLink to acquire Level 3, with CenturyLink’s shareholders retaining a majority of the equity interest in the combined company following completion of the transaction. The CenturyLink Board discussed the implications of such a transaction for the combined company, including its resulting indebtedness.

On September 1, 2016, Mr. Storey informed Mr. Post that Level 3 did not wish to pursue the potential tracking stock transaction, due to the complexities involved, or any transaction in which Level 3 would be the acquiror. However, Mr. Storey told Mr. Post that he still saw significant potential benefits in combining the companies’ businesses, and that the parties should continue to work to see what options were available to combine the companies.

On or about September 1, 2016, CenturyLink advised BofA Merrill Lynch that it intended to engage BofA Merrill Lynch as financial advisor in connection with a potential transaction with Level 3.

On September 14, 2016, after an investor conference in Beverly Hills, California, Mr. Patel and Mr. Ewing met for dinner to review the status of the discussions between the companies. A representative of BofA Merrill Lynch also attended. Topics discussed included the structures under review for a possible transaction and the potential synergies that could be achieved in such a transaction.

On September 20, 2016, Mr. Post and Mr. Storey met in New York, New York to discuss the possibility of a transaction between CenturyLink and Level 3. During this meeting, Mr. Post proposed for the first time that the potential transaction would involve an acquisition of Level 3 by CenturyLink. Also, during this meeting, Mr. Post and Mr. Storey discussed the feasibility of various transaction structures, and Mr. Storey indicated that if the transaction was to be structured as an acquisition of Level 3 by CenturyLink, Level 3’s strong preference was for a mix of cash and stock consideration. During this meeting, Mr. Post indicated that CenturyLink might consider consideration per share of Level 3 common stock of approximately $58.00 to $60.00, with a cash component of $23.00 per share and the remainder of the consideration in shares of CenturyLink common stock. Mr. Storey indicated that such indicative price range was inadequate but suggested that the parties continue to discuss their views on the synergies and other potential benefits of a combination of the companies.

Also on September 20, 2016, representatives of Level 3 management reached out to Citigroup Global Markets, Inc., which we refer to as Citi, in connection with acting as a financial advisor to Level 3 with respect to a proposed transaction with CenturyLink. On September 22, 2016, members of Level 3 senior management and CenturyLink senior management discussed telephonically scheduling additional meetings between the management teams to continue their evaluation of a potential transaction. Between September 22 and October 5, 2016, additional telephonic meetings occurred between members of senior management to further evaluate the potential synergies and other benefits and challenges of a possible combination.

On or about September 26, 2016, CenturyLink advised Morgan Stanley that it intended to engage Morgan Stanley as financial advisor in connection with a potential transaction with Level 3.

On October 5, 2016, Mr. Post and Mr. Storey met in Dallas, Texas to discuss a possible combination. Mr. Post stated CenturyLink’s view that a potential combination involving consideration of approximately $64.00 to $65.00 per share of Level 3 common stock would offer an attractive valuation for Level 3 stockholders, and Mr. Storey indicated that this price range was inadequate and that Level 3 would be likely to consider a price of approximately $68.00 to $70.00 per share of Level 3 common stock. Mr. Post and Mr. Storey confirmed their continued interest in seeking to bridge the valuation gap and agreed to continue their evaluation of a possible combination.

On October 6, 2016, financial advisors of CenturyLink and Level 3 discussed the inputs to the financial analyses furnished by the respective managements of CenturyLink and Level 3, including synergies, interest costs, cash taxes and other items affecting whether the possible combination would be accretive to CenturyLink’s shareholders. CenturyLink also reviewed the actions that Level 3 was implementing on a stand-alone basis to improve its financial and operating performance.

After the meetings of October 5 and 6, 2016, Mr. Storey and Mr. Post discussed telephonically the outcome of the meetings. During this discussion, Mr. Post proposed an indicative value of Level 3 common stock below $65.00 per share, but indicated he could consider raising the per share price if, for purposes of valuing the consideration, the CenturyLink common stock was valued at the then 90-day volume weighted average price, and the consideration included $26.50 per share in cash. Mr. Storey indicated that he did not believe this price would be sufficient but he would be willing to discuss an indicative price per share of Level 3 common stock higher than $65.00 per share with the Level 3 Board.

On October 7 and 8, 2016, Mr. Post and Mr. Storey had numerous telephonic conversations. During such discussions, Mr. Storey indicated that the Level 3 Board might be receptive to an indicative price of $66.50 per share, consisting of $26.50 in cash and the remaining portion in CenturyLink common stock, with a value of CenturyLink common stock at $27.76 per share, which was the closing stock price of CenturyLink common stock on October 7, 2016.

On October 8, 2016, Mr. Post proposed to Mr. Storey an acquisition of Level 3 by CenturyLink at an indicative price of $66.50 per share, consisting of $26.50 per share in cash and 1.4286 shares of CenturyLink common stock (based on a reference price of $28.00 per share of CenturyLink common stock) for each share of Level 3 common stock. Mr. Post and Mr. Storey agreed to discuss these terms with their respective boards of directors.

From October 8 to October 12, 2016, Mr. Storey reached out to all of the members of the Level 3 Board and had telephonic discussions with individual members of the Level 3 Board in order to provide them with an update on the recent discussions with Mr. Post. During these conversations, Mr. Storey received feedback from the Level 3 Board members regarding their view on the appropriate next steps.

On October 11, 2016, Mr. Goff delivered a draft preliminary term sheet with respect to the proposed combination to Mr. McCarthy. The draft term sheet outlined the key terms of the proposed combination, including that the proposed merger consideration per share of the Level 3 common stock would consist of $26.50 in cash and a fixed number of shares of CenturyLink common stock valued at $40.00 based on CenturyLink’s trading prices prior to signing, subject to a cap of 1.429 shares. CenturyLink’s draft term sheet also contemplated, among other things, that the combination would not be subject to any financing condition and that CenturyLink would obtain fully committed financing in support of the proposed combination, but that CenturyLink would be liable for a financing termination fee, without further liability, if Level 3 terminated the transaction due to the failure of CenturyLink’s financing sources to fund the debt financing at the closing of the proposed combination, that neither party would be permitted to terminate the merger agreement to accept a competing proposal prior to a shareholder vote on a CenturyLink/Level 3 transaction (sometimes referred to as a “force the vote” provision), and that CenturyLink would expand the CenturyLink Board upon completion of the proposed combination to include an unspecified number of Level 3 directors.

Also on October 11, 2016, CenturyLink received an initial draft term sheet with respect to the financing of the cash portion of proposed merger consideration from BofA Merrill Lynch and Morgan Stanley.

Between October 11 to 13, 2016, in anticipation of financial due diligence sessions scheduled for October 14, 2016, CenturyLink and Level 3 exchanged third quarter 2016 financial information and strategic plans for 2017 through 2021, including internal financial forecasts for CenturyLink and Level 3, respectively, for that period. See “—Certain Forecasts Prepared by CenturyLink” and “—Certain Forecasts Prepared by Level 3.”

On the morning of October 12, 2016, John M. Ryan, executive vice president, chief legal officer and secretary of Level 3, Mr. Goff, representatives of Wachtell Lipton, Rosen & Katz, counsel to CenturyLink, which we refer to as Wachtell Lipton, and representatives of Willkie Farr Gallagher LLP, counsel to Level 3, which we refer to as Willkie Farr, discussed the draft term sheet. The Level 3 representatives indicated a preference for fixing the number of CenturyLink shares that would be issued to each Level 3 shareholder at $40.00 per share of Level 3 common stock based upon a reference price of $28.00 per share of CenturyLink common stock. The representatives of Level 3 and their legal advisors indicated that Level 3 would not accept the “force the vote” provision or the financing termination fee structure, instead proposing that CenturyLink should be required to specifically perform its obligations to complete the combination regardless of a financing failure. The Level 3 representatives also expressed their interest in obtaining a reverse break-up fee if CenturyLink were unable to obtain regulatory approvals, and that Level 3 desired the ability to nominate a number of directors from the Level 3 Board to the CenturyLink Board in connection with the closing of the proposed combination that was proportionate to the ownership of the combined company by Level 3 shareholders. Following this discussion, CenturyLink sent a revised draft of the term sheet to Level 3 that proposed consideration of $26.50 in cash and

1.429 CenturyLink shares subject to confirmation prior to signing, eliminated the force the vote and financing termination fee provisions and proposed adding three Level 3 directors to the combined company board, but not including any reverse break-up fee for failure to obtain regulatory approvals. The revised term sheet also contemplated that Level 3’s largest shareholder would enter into a voting agreement to support the transaction.

Later on October 12, 2016, the CenturyLink Board, together with representatives of BofA Merrill Lynch, Morgan Stanley and Wachtell Lipton, met to discuss the potential combination. Mr. Post updated the CenturyLink Board with respect to the conversations he had had with Mr. Storey, including with respect to the proposed aggregate consideration of $26.50 in cash and 1.429 CenturyLink shares, valued at $66.50 based on a reference price of $28.00 per share of CenturyLink shares per share of Level 3 common stock. Mr. Post reviewed the rationales for pursuing a combination with Level 3 at this time, including, among others, the opportunity to attain synergy savings, growth potential and substantial NOLs. Representatives of BofA Merrill Lynch and Morgan Stanley reviewed with the CenturyLink Board preliminary financial analyses with respect to the proposed transaction, and Mr. Ewing reviewed CenturyLink’s financing plan. After discussing the presentations by BofA Merrill Lynch, Morgan Stanley and management, the CenturyLink Board authorized management and CenturyLink’s advisors to continue negotiations with respect to a possible combination, with the goal of announcing the transaction in early November if an agreement could be reached. The CenturyLink Board also indicated its desire to engage a third financial advisor in connection with CenturyLink’s evaluation of the potential combination, in light of the potential financing for the transaction being provided by BofA Merrill Lynch and Morgan Stanley. Following this meeting, several outside CenturyLink directors participated in calls with CenturyLink’s management designed to identify suitable candidates to act as the third financial advisor.

On October 13, 2016, the Level 3 Board and Level 3 senior management held a telephonic meeting to discuss their views on a possible transaction with CenturyLink. Representatives of Willkie Farr attended the meeting. Members of Level 3 senior management reviewed the strategic rationale of a combination with CenturyLink and the benefits to combining the companies. The Level 3 Board discussed the draft preliminary term sheet received from CenturyLink on October 11, 2016 and the possible transaction, including the exchange ratio and whether it was fixed and the required efforts in connection with obtaining regulatory approval. Level 3 management also explained that the initial draft of the term sheet included the proposed reverse termination fee in the event that CenturyLink failed to obtain its financing for the proposed transaction and provided that the merger agreement would include a “force the vote” provision which would prohibit Level 3 from terminating the merger agreement in order to accept a superior proposal, both of which CenturyLink removed from the subsequently circulated term sheet. During the meeting, representatives of Willkie Farr discussed the fiduciary duties applicable to the Level 3 Board. The Level 3 Board discussed the ability of CenturyLink to maintain its annual cash dividend, the debt financing that would be needed to finance the cash portion of the merger consideration and the timing of the potential transaction. The Level 3 Board discussed with management and Willkie Farr the advisability of approaching other parties that could be interested in a potential business combination with Level 3 before entering into a transaction with CenturyLink. In light of the premium being proposed by CenturyLink, Level 3 management’s view of the relatively low likelihood of any potential alternate bidder being willing to make a superior proposal within a short time frame and the risk of potential leaks raised by pursuing such a pre-signing market check, coupled with the ability of any potential interested bidder to submit a competing offer following the signing of a definitive agreement with CenturyLink and the ability of Level 3 to terminate any definitive agreement with CenturyLink post-signing to accept a superior proposal from another bidder, the Level 3 Board determined at that time to continue pursuing the transaction proposed by CenturyLink without approaching other parties. After such discussions, the Level 3 Board authorized Level 3 senior management to continue discussions with CenturyLink, including negotiation of a potential merger agreement, subject to further review by the Level 3 Board.

On October 14, 2016, representatives of the management teams of CenturyLink and Level 3 and representatives of BofA Merrill Lynch, Morgan Stanley and Citi met in Monroe, Louisiana to conduct mutual financial due diligence of their respective businesses, including with respect to the internal financial forecasts that were previously exchanged between CenturyLink and Level 3.

On October 15, 2016, representatives of CenturyLink, BofA Merrill Lynch, Morgan Stanley, Wachtell Lipton, and CenturyLink’s regular corporate and securities counsel held a conference call with representatives of Level 3, Willkie Farr and Citi to review Level 3’s existing debt financing, which would remain in place following the completion of the proposed combination, including the restrictive covenants and Level 3’s intercompany debt structure.

On October 16, 2016, Mr. Goff provided a draft voting agreement to Mr. Ryan, pursuant to which STT Crossing Ltd, an indirect subsidiary of Singapore Technologies Telemedia Pte Ltd, Level 3’s largest stockholder, which we refer to as “STT Crossing,” would agree to vote its shares of Level 3 common stock in favor of the transaction.

On October 17, 2016, the CenturyLink Board met to receive an update on the transaction process from CenturyLink’s management team and financial and legal advisors. During this meeting, after a thorough discussion of the premium to Level 3 stockholders implied by consideration of $66.50 per share of Level 3 common stock, Mr. Post informed the CenturyLink Board that, based on his conversations with Mr. Storey, he believed that Level 3 would be unlikely to agree to aggregate consideration valued at less than $66.50 per share. The CenturyLink Board discussed this potential valuation, as well as trends in Level 3’s recent financial performance. The CenturyLink Board also discussed the compelling strategic rationale for the potential combination, including the favorable outlook for Level 3’s enterprise business and latent network capacity, which could be a significant source of long-term value. Mr. Post also updated the CenturyLink Board with respect to CenturyLink’s due diligence efforts. Finally, the CenturyLink Board discussed potential financial advisors that would not be involved in CenturyLink’s acquisition financing. After discussing several alternatives, the CenturyLink Board determined to engage Evercore as an additional financial advisor in connection with CenturyLink’s review of the potential combination, based in part on Evercore’s familiarity with CenturyLink, its deep knowledge of the telecommunications industry and the fact that Evercore would not be involved with CenturyLink’s acquisition financing in connection with the proposed combination.

On October 19, 2016, Mr. Ryan advised Mr. Goff that he had provided the draft of the proposed voting agreement to STT Crossing and its counsel, Latham & Watkins LLP, which we refer to as Latham & Watkins, earlier that day, and that CenturyLink should work directly with them on the voting agreement and related matters as a potential shareholder in the combined company.

On October 19, 2016, BofA Merrill Lynch and Morgan Stanley provided CenturyLink with a revised draft of the draft term sheet in connection with CenturyLink’s acquisition financing. Representatives of CenturyLink and Wachtell Lipton negotiated the terms of the proposed financing arrangements with BofA Merrill Lynch, Morgan Stanley and their legal advisors, including the terms of the definitive debt commitment letter, over the course of the subsequent twelve days.

On October 20, 2016, Wachtell Lipton and Latham & Watkins discussed the terms of the proposed voting agreement pursuant to which STT Crossing would agree to support the potential combination. During this call, Wachtell Lipton and Latham & Watkins discussed whether the rights of STT Crossing under its stockholder rights agreement with Level 3 would be preserved following the completion of the combination. Latham & Watkins expressed the expectation of STT Crossing that its registration rights and its right to representation on the Level 3 Board would be preserved in a new shareholder rights agreement to be entered into between STT Crossing and CenturyLink in connection with the execution of the merger agreement.

On October 21, 2016, the Level 3 Board held a telephonic meeting to further discuss the potential transaction. Members of Level 3 senior management and representatives of Citi and Willkie Farr also attended the meeting. The Level 3 Board and Level 3 senior management discussed the status of the due diligence review, the upcoming meeting with the rating agencies, and CenturyLink’s proposed debt financing. Citi presented to the Level 3 Board its preliminary financial analyses of the proposed transaction. Representatives of Citi reviewed in detail for the Level 3 Board Citi’s relationships with each of Level 3 and CenturyLink and then reviewed the proposed transaction terms and an assessment of the benefits and considerations of the proposed transaction. During this meeting, the Level 3 Board extensively discussed the qualifications of Citi to act as financial advisor, including Citi’s experience in evaluating companies in the telecommunications industry, its reputation as a leading investment bank and the Level 3 Board’s assessment of Citi’s independence from CenturyLink. The Level 3 Board then authorized Level 3 senior management to formally engage Citi as financial advisor. The Level 3 Board also discussed its desire to engage a second financial advisor to deliver a fairness opinion in connection with Level 3’s evaluation of the potential transaction. The Board discussed the possibility of engaging Lazard Frères & Co. LLC, which we refer to as Lazard, and authorized Level 3 management to reach out to representatives of Lazard to discuss a potential engagement. Following additional discussions, the Level 3 Board authorized Level 3 senior management and its advisors to continue to discuss the potential transaction with members of CenturyLink management and its advisors.

On October 22, 2016, the CenturyLink Board met to discuss the potential acquisition of Level 3 with CenturyLink’s management and legal and financial advisors. Members of CenturyLink’s management provided an update on the transaction process, including the strategic rationale and financial attractiveness of the proposed acquisition, potential transaction risks, the status of CenturyLink’s due diligence review and the status of negotiations with Level 3 and STT Crossing with respect to the terms of the proposed transaction agreements. Representatives of BofA Merrill Lynch and Morgan Stanley updated the CenturyLink Board with respect to the financial analysis of the potential transaction, including the value of synergies and a preliminary view of the financial impact of the proposed acquisition for CenturyLink and its shareholders. Mr. Ewing provided an update with respect to the proposed acquisition financing, and reviewed the impact of the proposed financing on the combined company. Representatives of Evercore made a detailed presentation to the CenturyLink Board regarding its views of the proposed transaction, as well as the advantages and disadvantages of pursuing other potential strategic transactions. Representatives of BofA Merrill Lynch and Morgan Stanley provided an updated financial analysis of the proposed transaction that reflected data received from Level 3 since CenturyLink’s board meeting on October 12, 2016. Following this meeting, Wachtell Lipton provided a draft of a proposed merger agreement to Willkie Farr, reflecting the terms previously discussed between the parties in connection with the preliminary term sheet.

After several weeks of exchanging data directly between the parties, on October 23, 2016, CenturyLink and Level 3 each gave the other access to a virtual data room set up by each company containing additional due diligence information with respect to each company. Also on October 23, 2016, and again on October 25, 2016 and October 27, 2016, Mr. Ewing, Mr. Koecher and other representatives of CenturyLink’s management met with Mr. Patel, Mr. McCarthy and other representatives of Level 3’s management to discuss the companies’ respective business plans and potential risks facing each company, including pending legal matters regarding Level 3 and execution risk around business plans, long-term projections and business due diligence.

On October 24, 2016, the Level 3 Board held a telephonic meeting with members of Level 3 senior management and representatives of Willkie Farr to further discuss the proposed transaction including a review of the terms of the draft merger agreement, the status of the due diligence review and a discussion of the qualifications and retention of Lazard to act as a financial advisor of Level 3 and to deliver a fairness opinion. Representatives of Willkie Farr discussed the terms contained in the draft merger agreement, including the proposed termination fee, the required efforts to obtain regulatory approval and the composition of the continuing company’s board of directors. Members of Level 3 senior management discussed the status of their due diligence review. The Level 3 Board then discussed Lazard’s experience in evaluating companies in the telecommunications industry, its reputation as a leading investment bank and the Level 3 Board’s assessment of Lazard’s independence from CenturyLink. Thereafter, the Level 3 Board authorized Level 3 senior management to formally engage Lazard as a financial advisor.

On October 24, 2016, members of CenturyLink’s management and members of Level 3’s management met to review information technology functional diligence areas and on October 25, 2016, members of the companies’ management teams met to review network functional diligence areas. Also on that day, representatives of Wachtell Lipton and Latham & Watkins discussed the voting agreement and terms of a potential shareholder rights agreement for STT Crossing. Latham & Watkins expressed STT Crossing’s interest in obtaining a right to nominate a director of the combined company for as long as STT Crossing owned at least five percent of the combined company, as well as certain of the information rights and registration rights that it currently had under its stockholder rights agreement with Level 3.

On October 26, 2016, Willkie Farr provided a revised draft of the proposed merger agreement to Wachtell Lipton. Later on October 26, 2016, the CenturyLink Board met to receive an update on the proposed transaction. Mr. Post and other members of CenturyLink’s management provided an update on the transaction process, including possible financial terms, the outcome of CenturyLink’s diligence efforts to date, the status of CenturyLink’s negotiations with respect to debt financing for the cash portion of the consideration, and the recent diligence meetings with representatives of Level 3’s management. Representatives of BofA Merrill Lynch, Morgan Stanley and Evercore reviewed with the CenturyLink Board the contemplated financial terms of the proposed combination. A representative of Wachtell Lipton reviewed various legal issues, including required regulatory approvals and the steps necessary to successfully complete the transaction. At the conclusion of this meeting, the CenturyLink Board authorized Mr. Post to make a formal offer to acquire Level 3 in a cash-and-stock transaction with aggregate consideration valued at $66.50 per share, assuming a reference price of $28.00 per CenturyLink share.

On the afternoon of October 27, 2016, the financial media reported speculation regarding a possible transaction between CenturyLink and Level 3, though the speculation did not provide any information regarding transaction structure or price. As a result of these media reports, the trading prices of CenturyLink’s common stock and Level 3’s common stock on the NYSE increased by $2.37 to $30.39, and $7.23 to $54.05, respectively, representing approximately a 8.5% and 15.4% increase, respectively, through the close of trading on October 28, 2016. Following these media reports, CenturyLink and Level 3 determined to work towards announcing the potential combination on October 31, 2016, prior to the opening of trading on the NYSE, subject to reaching agreement with respect to the remaining points under discussion between the parties.

On October 27, 2016, Mr. Post provided Mr. Storey with a written offer authorized by the CenturyLink Board. The proposed consideration was valued at $66.50 per share of Level 3 common stock, consisting of $26.50 in cash and $40.00 per share in newly issued CenturyLink common stock, valued at the five-day weighted average price per share of the CenturyLink common stock on the NYSE of $28.20 as of the close of business on October 26, 2016, which resulted in a proposed exchange ratio of 1.4184. The written offer also confirmed that such proposed combination would not be subject to any financing condition and that CenturyLink expected to have fully committed financing for the proposed combination. In addition, the written offer proposed that CenturyLink would expand the size of the CenturyLink Board to include three directors of Level 3, one of whom would be designated by STT Crossing. Later on October 27, 2016, after further discussions between Mr. Post and Mr. Storey, Mr. Post delivered an updated written offer to Mr. Storey reflecting an agreed upon exchange ratio of 1.4286 and an expansion of the size of the CenturyLink Board upon the completion of the combination to include four directors of Level 3, one of whom would be designated by STT Crossing.

On October 27, 2016, Latham & Watkins furnished Wachtell Lipton a draft of a proposed stockholder rights agreement to be entered into between STT Crossing and CenturyLink. Over the next several days, Latham & Watkins and Wachtell Lipton negotiated the terms of the voting agreement and the stockholder rights agreement. During the course of these negotiations, CenturyLink agreed that STT Crossing would have a right to nominate one director to its board for the first three annual meetings of CenturyLink following the completion of the combination, unless and until STT Crossing and its affiliates no longer beneficially own at least 85% of the CenturyLink common stock to be received by them at the completion of the combination, as more fully described under the heading “STT Crossing Voting Agreement and Shareholder Rights Agreement—Shareholder Rights Agreement.”

Also on October 27, 2016, Mr. Goff, Mr. Ryan, Wachtell Lipton and Willkie Farr met to negotiate the terms of the proposed merger agreement. In particular, the parties discussed the termination fees provided by the draft merger agreement, the circumstances in which and the extent to which each of CenturyLink and Level 3 would agree to pay the expenses of the other party and the maximum amount of this expense reimbursement, the level of efforts that each party would be required to take in connection with obtaining the required regulatory approvals for completion of the proposed combination, certain provisions related to the assumption of Level 3’s outstanding indebtedness and maintenance of CenturyLink’s dividend policy. The parties also discussed certain representations, warranties and covenants of each of the parties.

Early on October 28, 2016, Wachtell Lipton provided a revised draft of the proposed merger agreement to Willkie Farr, reflecting the conversations between the parties on the prior day. Wachtell Lipton and Willkie Farr continued to negotiate the remaining terms of the merger agreement throughout October 29 and 30, 2016. The companies’ legal advisors also negotiated drafts of the disclosure schedules to the merger agreement.

On October 29, 2016, the Level 3 Board met in person in New York, New York to review the financial analyses prepared respectively by Citi and Lazard, a detailed summary of the merger agreement and other matters related to the proposed transaction. Members of Level 3 senior management and representatives of Willkie Farr were in attendance for the entire meeting, and representatives of each of Citi and Lazard were in attendance for portions of the meeting. The Level 3 Board discussed the current status of the negotiations, including the proposed merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock. Level 3 senior management provided a detailed review of the anticipated synergies from the proposed transaction. Mr. Patel provided an overview of CenturyLink’s draft debt commitment letter in connection with its financing for the transaction and the discussions with the rating agencies related to the proposed transaction and the potential effect of the proposed transaction on the ratings of the indebtedness of Level 3. At this meeting, Level 3 senior management reviewed again the strategic rationale and benefits of a transaction with CenturyLink. Representatives of Citi presented Citi’s financial analysis of Level 3, CenturyLink and the proposed transaction, based on the proposed merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock, responded to questions of the Level 3 Board and indicated that Citi would be prepared to deliver a fairness opinion with respect to the transaction assuming the merger agreement was finalized on such proposed terms. Representatives of Lazard presented Lazard’s financial analysis of Level 3, CenturyLink and the proposed transaction, based on the proposed merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock, responded to questions from the Level 3 Board and indicated that they expected that Lazard would be able to deliver a fairness opinion with respect to the transaction assuming the merger agreement was finalized on such proposed terms. Representatives of Willkie Farr discussed the fiduciary duties applicable to the Level 3 Board, reviewed in detail a summary of the proposed terms and conditions of the merger agreement and responded to questions from the Level 3 Board.

The CenturyLink Board met again on October 30, 2016, to consider the negotiated terms of the proposed transaction. Mr. Post and representatives of CenturyLink management updated the CenturyLink Board with respect to the proposed transaction, including an overview of the financial terms of the combination, the expected financial profile of the combined company and expected synergies, and the status of CenturyLink’s debt financing. Representatives of Wachtell Lipton reviewed the material terms of the merger agreement with Level 3, the transaction documents with STT Crossing, and the financing commitment being provided by BofA Merrill Lynch and Morgan Stanley. BofA Merrill Lynch and Morgan Stanley reviewed with the CenturyLink Board their joint financial analyses of the merger consideration provided for in the proposed combination, which is summarized below in “—Summary of BofA Merrill Lynch and Morgan Stanley Financial Analyses.” Evercore also reviewed its financial analysis of the merger consideration provided for in the proposed combination, which is summarized below in “—Summary of Evercore Financial Analysis.” Representatives of each of CenturyLink’s financial advisors, BofA Merrill Lynch, Morgan Stanley and Evercore, delivered to the CenturyLink Board an oral opinion of such firm as to the fairness, from a financial point of view, to CenturyLink of the consideration proposed to be paid to Level 3 shareholders. These opinions were confirmed by delivery of written opinions, each dated October 30, 2016, which opinions are attached hereto as Annexes E, F and G, respectively, to the effect that, as of that date and based on and subject to various assumptions and limitations described in their respective opinions, the merger consideration to be paid by CenturyLink was fair, from a financial point of view, to CenturyLink, as more fully described below under the caption “—Opinions of CenturyLink’s Financial Advisors.” Following discussion, the CenturyLink Board (i) unanimously determined that the proposed merger agreement, the proposed voting agreement, the proposed shareholder rights agreement and the transactions contemplated thereby, including the proposed combination and the issuance of CenturyLink shares in connection with the initial merger, was in the best interests of CenturyLink and its shareholders, (ii) adopted resolutions approving the proposed merger agreement, voting agreement, shareholder rights agreement and financing commitment, and the transactions contemplated thereby, and (iii) recommended, subject to the terms and conditions in the proposed merger agreement, that CenturyLink’s shareholders approve the issuance of shares in connection with the initial merger.

Later on October 30, 2016, the Level 3 Board met telephonically, with members of the Level 3 senior management and representatives of Citi, Lazard and Willkie Farr, to consider approval of the proposed transaction. Members of Level 3 senior management and the advisors reported on the proposed resolution of the items that had been discussed the previous day. Representatives of Citi provided an update since their presentation the previous day, responded to further questions from the Level 3 Board, and Citi rendered its oral opinion to the Level 3 Board, confirmed later by delivery of a separate written opinion, which opinion is attached hereto as Annex C, that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations and other matters set forth therein, Citi’s experience as investment bankers, the work described in Citi’s opinion and other factors deemed relevant by Citi, the merger consideration to be received by the holders of Level 3 common stock, consisting of the right to receive, for each share of Level 3 common stock, $26.50 in cash and 1.4286 shares of CenturyLink common stock (other than with respect to shares of Level 3 common stock held by holders of Level 3 common stock that have properly perfected their rights of appraisal within the meaning of Section 262), in the initial merger was fair, from a financial point of view, to the holders of Level 3 common stock, as more fully described below under the caption “—Opinions of Level 3’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” Representatives of Lazard provided an update since their presentation the previous day responded to further questions from the Level 3 Board, and Lazard rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, dated October 30, 2016, to the Level 3 Board, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the per share merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock to be paid to Level 3 stockholders, other than holders of Level 3 common stock that have properly perfected their rights of appraisal within the meaning of Section 262 of the Delaware law, was fair, from a financial point of view, to the holders of Level 3 common stock, as more fully described below under the caption “—Opinions of Level 3’s Financial Advisors—Opinion of Lazard Frères & Co. LLC.” Representatives of Willkie Farr reviewed again the fiduciary duties applicable to the Level 3 Board and reviewed any of the terms of the merger agreement that had changed since the meeting on October 29, 2016. After further discussion, including as to matters discussed in the section entitled “Level 3’s Reasons for the Combination; Recommendation of the Level 3 Board,” the Level 3 Board unanimously determined that the merger agreement and the transactions contemplated thereby, including the combination, are fair to, advisable and in the best interests of Level 3 and its stockholders, approved the execution of the merger agreement and the voting agreement and resolved to recommend that the Level 3 stockholders approve the adoption of the merger agreement.

Following the conclusion of the Level 3 board meeting, Level 3, CenturyLink and their respective counsel finalized the transaction documentation. On October 31, 2016, Level 3 and Wells Fargo entered into the rights agreement amendment; CenturyLink executed the debt commitment letter with BofA Merrill Lynch and Morgan Stanley; CenturyLink and Level 3 executed the merger agreement; Level 3, STT Crossing and CenturyLink executed the voting agreement; and CenturyLink and STT Crossing executed the shareholder rights agreement.

Prior to the opening of the U.S. financial markets on October 31, 2016, CenturyLink and Level 3 issued a joint press release announcing the execution of the merger agreement and the related agreements and shortly thereafter the parties held a call with investors to announce the combination.

CenturyLink’s Reasons for the Combination; Recommendation of the Stock Issuance by the CenturyLink Board

In evaluating the merger agreement and the proposal to issue shares of CenturyLink common stock in connection with the combination, the CenturyLink Board consulted with CenturyLink’s management and legal and financial advisors. In connection therewith, the CenturyLink Board considered a number of factors, including the following factors which the CenturyLink Board viewed as generally supporting its decision to approve and enter into the proposed merger agreement and recommend that CenturyLink shareholders vote “FOR” approval of the CenturyLink stock issuance proposal.

Strategic Considerations. The CenturyLink Board believes the combination will provide a number of significant strategic benefits to the combined company, including the following:

•	the expansion of CenturyLink’s network by 200,000 route miles of fiber, including 64,000 route miles in 350 metropolitan areas and 33,000 subsea route miles connecting multiple continents, the substantial latent capacity that is available in Level 3’s networks, and the creation of a combined company with approximately 75,000 on-net buildings, including 10,000 buildings and the related complementary cost efficiencies resulting from the increased capacity and extended reach of the high-band fiber network of the combined company;

•	the combined company having approximately $19 billion in pro forma business revenue and $13 billion in business strategic revenue (in each case based on the trailing twelve months ended June 30, 2016), with over 75% of the revenue of the combined company expected to be derived from business customers together with a corresponding reduction in CenturyLink’s exposure to its regulated legacy consumer business;

•	the expectation that the combined company will offer a broader range of services and solutions to meet customers’ demand for more bandwidth and new applications in an increasingly complex operating environment better than either CenturyLink or Level 3 could achieve on a stand-alone basis;

•	the expectation that the combined company will have an increased opportunity to invest in broadband infrastructure and to enhance broadband transmission speed for small businesses and consumers;

•	the expectation that the transaction will be accretive to CenturyLink’s free cash flow in the first full year following its completion and significantly accretive on an annual run-rate basis thereafter, and that the transaction will provide additional upside growth opportunities, including the ability to deploy CenturyLink’s and Level 3’s product portfolio across the combined customer base and expand further internationally building upon Level 3’s existing international footprint; and

•	the proven ability of both CenturyLink and Level 3 to integrate and meet or exceed synergy targets and the expectation that the increased scale of the combined company will ultimately generate approximately $975 million of annual run-rate cash synergies, primarily from the elimination of duplicative functions, systems consolidation, and increased operational and capital efficiencies.

Other Factors Considered by the CenturyLink Board. In addition to considering the strategic factors described above, the CenturyLink Board considered the following additional factors, all of which it viewed as supporting its decision to approve the proposed combination:

•	its knowledge of CenturyLink’s business, operations, financial condition, earnings and prospects on a standalone basis and of Level 3’s business, operations, financial condition, earnings and prospects, taking into account the results of CenturyLink’s due diligence review of Level 3;

•	the current and prospective competitive climate in the industry in which CenturyLink and Level 3 operate, including the potential for further consolidation and competition, and the alternatives reasonably available to CenturyLink if it did not pursue the proposed combination and the opportunities that may be available following the proposed combination;

•	the significant improvement to CenturyLink’s dividend payout ratio that is expected to result from the combination, which strengthens CenturyLink’s ability to continue to maintain its current dividend policy;

•	the fact that the combined company is expected to benefit from Level 3’s approximately $9.7 billion of NOLs (as of December 31, 2015), which are expected to substantially reduce the combined company’s net cash tax expense over the next several years, positioning it to generate substantial free cash flow;

•	the opinions of BofA Merrill Lynch, Morgan Stanley and Evercore, each dated October 30, 2016, to the CenturyLink Board, which opinions are attached hereto as Annexes E, F and G, respectively, to the effect that, as of that date and based on and subject to various assumptions and limitations described in their respective opinions, the merger consideration to be paid by CenturyLink was fair, from a financial point of view, to CenturyLink, as more fully described below under the caption “—Opinions of CenturyLink’s Financial Advisors”;

•	the terms and conditions of the merger agreement and the voting agreement and the likelihood of completing the proposed combination on the anticipated schedule;

•	the provisions of the merger agreement permitting CenturyLink to terminate the merger agreement to accept a superior proposal, subject to compliance with certain procedures and payment of a termination fee;

•	the fact that, in the event of a termination of the merger agreement due to a change in the Level 3 Board recommendation or Level 3 accepting a superior proposal, Level 3 will pay CenturyLink a termination fee of $737.5 million, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

•	the fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of the CenturyLink common stock between the date of the merger agreement and the date of the consummation of the proposed combination, providing greater certainty to CenturyLink regarding the anticipated financial benefits of the combination; and

•	the expectation that the combined company will have improved adjusted EBITDA margins and revenue growth, with pro forma net leverage of less than 3.7x following the completion of the combination, including run-rate synergies.

The CenturyLink Board weighed the advantages and opportunities listed above against a number of other factors identified in its deliberations as weighing negatively against the proposed combination, including:

•	the challenges inherent in the combination of two businesses of the size and scope of CenturyLink and Level 3 and the cultures of each business, including the risks that integration costs may be greater than anticipated, that it may be difficult to retain key employees and that management’s attention might be diverted for an extended period of time, particularly in light of other on-going transactions, including CenturyLink’s previously announced plan to divest of its data centers and colocation business;

•	the substantial cost of integrating the two companies, which CenturyLink projects will be approximately $690 million (excluding transaction expenses) over the first few years after the closing;

•	the risk of not achieving all of the anticipated cost savings and the risk that strategic benefits and other anticipated benefits might not be realized or may take longer than expected to achieve, including the risk that a greater than anticipated number of customers of the combined company might elect to terminate or reduce their level of services with the combined company;

•	the amount of the consideration to be paid by CenturyLink in the proposed combination, which, based on the closing price of CenturyLink common stock on the NYSE on October 26, 2016 represented aggregate value of approximately $66.86 per share of Level 3 common stock, or a premium of 42.5% to the closing price of Level 3 common stock October 26, 2016, the last trading day before media reports of the possibility of a transaction;

•	the risk that regulatory agencies may not approve the proposed combination or may impose terms and conditions on their approvals that adversely affect the financial results of the combined company (as described in “Risk Factors—Risk Factors Relating to the Combination”);

•	the increased leverage and commitments of the combined company, its pledge of certain collateral and its increased exposure to changes in interest rates, which, while believed to be appropriate for a company with the expected earnings profile of the combined company, could reduce CenturyLink’s credit ratings, limit its access to credit markets or make such access more expensive, and reduce its operational and strategic flexibility;

•	the risk that the restrictive covenants contained in CenturyLink’s acquisition financing and Level 3’s existing indebtedness, which will remain in place following the consummation of the combination, may restrict the operational flexibility of the combined company in several respects, including its ability to (i) distribute cash from Level 3 to other entities within the combined company, (ii) enter into other transactions among wholly owned subsidiaries of the combined company, or (iii) engage in additional strategic transactions or incur additional debt;

•	the risk that changes in the regulatory, competitive or technological landscape may adversely affect the business benefits anticipated to result from the proposed combination; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

In view of the wide variety of factors considered in connection with its evaluation of the proposed combination and the complexity of these matters, the CenturyLink Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed combination and the merger agreement and to make its recommendation to CenturyLink shareholders. In addition, individual members of the CenturyLink Board may have given differing weights to different factors. In reaching its determination to approve the proposed combination and the merger agreement, the CenturyLink Board conducted an overall review of the factors described above, including thorough discussions with CenturyLink’s management and outside legal and financial advisors.

In considering the recommendation of the CenturyLink Board, you should be aware that certain members of the CenturyLink Board and certain executive officers of CenturyLink may be deemed to have financial interests in the combination that are in addition to, or different from, the interests of CenturyLink shareholders generally. The CenturyLink Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the combination, in approving the merger agreement, and in recommending that the shareholders approve the issuance of CenturyLink common stock to the Level 3 stockholders in connection with the combination.

The CenturyLink Board unanimously determined that the proposed combination, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of CenturyLink common stock to Level 3 stockholders in connection with the combination, are in the best interests of CenturyLink and its shareholders and unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

The CenturyLink Board unanimously recommends that CenturyLink shareholders vote “FOR” the CenturyLink stock issuance proposal and “FOR” the CenturyLink adjournment proposal.

Level 3’s Reasons for the Combination; Recommendation of the Combination by the Level 3 Board

At a meeting held on October 30, 2016, the Level 3 Board, by a unanimous vote, determined that the combination is in the best interests of Level 3 and its stockholders, resolved that the merger agreement be submitted for consideration by the stockholders of Level 3 at a special meeting of stockholders and recommended that Level 3’s stockholders vote to approve and adopt the merger agreement. In making its recommendation, the Level 3 Board consulted with its legal and financial advisors and its senior management team at various times, and considered a number of factors, including the following principal factors that the Level 3 Board believes support such determinations, approvals, resolutions and recommendations:

•	the expectation that the combination will combine CenturyLink’s larger enterprise customer base with the benefits of Level 3’s global footprint resulting in improved network capabilities and solidifying the position of the combined company as a world-class enterprise player with a combined presence in more than 60 countries;

•	the expectation that the combined company will provide substantial benefits and a broader range of services and solutions to meet the demands of both companies’ customers for more bandwidth and new applications in an increasingly complex operating environment;

•	the fact that the implied value of the merger consideration of $66.86, based on a per share price of CenturyLink common stock of $28.25 (the closing price on the last trading day before media reports of the possibility of a transaction appeared), represented: (i) a premium of approximately 42.5% to the undisturbed $46.92 price per Level 3 common stock as of the close of trading on October 26, 2016 (the last trading day before media reports of the possibility of a transaction appeared); (ii) a premium of 44.1% to the one-month average closing price per share of Level 3 common stock of $46.38; and (iii) a premium of 39.2% to the three-month average closing price per share of Level 3 common stock of $48.03;

•	CenturyLink management’s estimate, which was consistent with Level 3 management’s view, that the combination (i) is expected to create approximately $975 million of annual run-rate cash synergies, and (ii) is expected to be accretive to free cash flow the first full year following closing of the combination, primarily from the elimination of duplicative functions, systems consolidation and increased operational and capital efficiencies;

•	the combined company is expected to benefit from Level 3’s approximately $9.7 billion of NOLs (as of December 31, 2015), which will substantially reduce the combined company’s net cash expense over the next several years, positioning it to generate substantial free cash flow;

•	the certainty of value and liquidity to Level 3’s stockholders from the fact that approximately 40% of the consideration is in cash;

•	the expectation that CenturyLink will maintain its annual cash dividend to holders of CenturyLink common stock;

•	the fact that, because Level 3 stockholders will own approximately 49% of the outstanding shares of CenturyLink common stock immediately following completion of the combination, and that such Level 3 stockholders would have the opportunity to participate in the future performance of the combined company and the potential for further appreciation in value of CenturyLink common stock following the completion of the combination due to synergies or otherwise;

•	the belief, based on the analyses presented to and discussed by the Level 3 Board, that the CenturyLink common stock was reasonably valued at current trading prices;

•	the fact that, based on the fixed exchange ratio of 1.4286 shares of CenturyLink common stock for each Level 3 common share, the Level 3 stockholders would benefit from any increase in the trading price of CenturyLink common shares prior to completion of the combination;

•	the oral opinion, subsequently confirmed in writing, of Citi delivered to the Level 3 Board that, as of October 31, 2016, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations contained therein, Citi’s experience as investment bankers, the work described in Citi’s opinion and other factors deemed relevant by Citi, the merger consideration to be received by the holders of Level 3 common stock (other than with respect to excluded shares) in the initial merger, was fair, from a financial point of view, to the holders of Level 3 common stock, as well as the related financial analyses presented by Citi to the Level 3 Board, as more fully described below in “—Opinions of Level 3’s Financial Advisors—Opinion of Citigroup Global Markets, Inc.”;

•	the oral opinion, subsequently confirmed by a written opinion dated October 30, 2016, of Lazard delivered to the Level 3 Board that, as of October 30, 2016, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations and other matters set forth in its written opinion, the per share merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock to be paid to Level 3 stockholders, other than holders of Level 3 common stock that have perfected their rights of appraisal within the meaning of Section 262 of the Delaware law, was fair, from a financial point of view, to the holders of the outstanding shares of Level 3 common stock, as well as the related financial analyses presented by Lazard to the Level 3 Board, as more fully described below in “—Opinions of Level 3’s Financial Advisors—Opinion of Lazard Frères & Co. LLC”;

•	the potential strategic alternatives available to Level 3, including the possibility of remaining a stand-alone company in a consolidating industry, and the projected financial results of Level 3 as a stand-alone company;

•	the fact that the combination is expected to be treated as a reorganization within the meaning of Section 368(a) of the Code; and

•	the ability of Level 3 to implement employee retention and benefit arrangements to address employee retention pending completion of the combination.

The Level 3 Board also considered the likelihood that the combination would be completed, based on, among other things:

•	the conditions in the merger agreement to the obligations to close the combination, as well as Level 3’s ability to seek specific performance to prevent breaches or threatened breaches of the merger agreement, including the ability to cause the combination to be consummated if all of the conditions to CenturyLink’s obligations to effect the combination have been satisfied or waived, as described under “The Merger Agreement—Specific Performance” beginning on page 141;

•	the absence of a financing condition in the merger agreement and the fact that CenturyLink had obtained committed debt financing for the transaction and the reputation of the financing sources;

•	the likelihood of obtaining regulatory approvals that are required to close the combination;

•	the fact that CenturyLink had agreed to use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the combination under any applicable laws or regulations;

•	the fact that STT Crossing, a stockholder of Level 3, had entered into the voting agreement, pursuant to which STT Crossing has agreed to vote, subject to certain exceptions, the Level 3 common stock held by it in favor of the adoption of the merger agreement;

•	the fact that, in the event of a termination of the merger agreement due to a change in the CenturyLink Board recommendation or CenturyLink accepting a superior proposal, CenturyLink will pay Level 3 a termination fee of $471.5 million, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

The Level 3 Board believed, after reviewing the merger agreement with its legal advisors, that the merger agreement offered reasonable assurances as to the likelihood of consummation of the combination, did not impose unreasonable burdens on Level 3 and would not preclude a superior proposal. In this regard, the Level 3 Board particularly considered the following:

•	the ability of the Level 3 Board, in certain circumstances, to change its recommendation to Level 3 stockholders in favor of the combination in the event of (i) a superior proposal, where the Level 3 Board may take into account a number of factors in determining whether such offer is “superior,” or (ii) certain intervening events not known or reasonably foreseeable to the Level 3 Board at or prior to the time the merger agreement was entered into;

•	the judgment of the Level 3 Board, that the termination fee of $737.5 million, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach,” payable by Level 3 to CenturyLink in the event of a termination of the merger agreement due to a change in the Level 3 Board recommendation or Level 3 accepting a superior proposal, would not preclude another party from submitting a proposal to acquire Level 3;

•	the ability of the Level 3 Board in certain circumstances to provide material nonpublic information to, and engage in negotiations with, a third party that makes an unsolicited acquisition proposal that would reasonably be expected to lead to a superior proposal; and

•	the rights of dissenting stockholders, if any, to demand to be paid the fair value of their shares of Level 3 common stock under Section 262 of the Delaware law (which we refer to as Section 262).

The Level 3 Board also weighed the factors described above against a number of risks and other factors identified in its deliberations as weighing negatively against the combination, in particular:

•	the fact that, because a substantial part of the merger consideration is payable in shares of CenturyLink common stock in accordance with a fixed exchange ratio, Level 3 stockholders will be adversely affected by any decrease in the trading price of CenturyLink common stock prior to completion of the combination, and may receive less value for their shares of CenturyLink common stock upon completion of the combination than calculated based on the price of the CenturyLink common stock at the time the Level 3 Board approved the merger agreement, taking into account, however, that a portion of the merger consideration is payable in cash and will not be affected by a decrease in the stock price of shares of CenturyLink common stock;

•	the risk that the trading price of CenturyLink common stock could be adversely impacted in the event of decreases in CenturyLink’s revenue, EBITDA, profit margins or free cash flow or other factors before or after the closing of the combination;

•	the risk that governmental entities may not approve the combination, or may impose conditions on Level 3 or CenturyLink in order to gain approval for the combination that may adversely impact the ability of the combined business to realize the synergies that are projected to occur in connection with the combination;

•	risks associated with CenturyLink’s and Level 3’s substantial indebtedness and the anticipated need to refinance such indebtedness as it comes due;

•	the risk that certain key members of senior management might choose not to remain employed with the combined business after the combination, notwithstanding the potential retention plans described below;

•	the challenges generally inherent in combining the businesses, operations and workforces of two communications companies, including the interaction of product and service lines, sales teams, service delivery processes, cash management processes, operating and business support systems and other critical business functions;

•	the fact that forecasts of future results of operations and synergies are necessarily estimates based on assumptions, and that for these and other reasons there is a risk of not realizing anticipated performance or capturing anticipated operational synergies and cost savings between Level 3 and CenturyLink and the risk that other anticipated benefits, including the utilization of the Level 3 NOLs, might not be fully realized;

•	the potential negative effect that the pendency of the combination, or a failure to complete the combination, could have on Level 3’s business and relationships with its employees, customers and suppliers;

•	the restrictions on the conduct of Level 3’s business prior to the completion of the combination, which may delay or prevent Level 3 from undertaking business opportunities that may arise outside the ordinary course of business or certain other actions it might otherwise take with respect to its operations pending completion of the combination, including financing activities;

•	that, under the terms of the merger agreement, Level 3 cannot solicit other acquisition proposals;

•	the possible impact on other potential acquirors of the termination fee of $737.5 million that would be payable by Level 3 if it terminates the merger agreement to accept a superior proposal; and

•	other risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward -Looking Statements.”

In considering the recommendation of the Level 3 Board with respect to the proposal to adopt the merger agreement, you should be aware that Level 3 directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Level 3 Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the combination, and in recommending that the merger agreement be adopted by the stockholders of Level 3. See the section entitled “—Financial Interests of Level 3 Directors and Executive Officers in the Combination.”

The foregoing discussion of the information and factors considered by the Level 3 Board in reaching its conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the directors. In view of the wide variety of factors considered in connection with its evaluation of the combination and the complexity of these matters, the Level 3 Board did not find it practicable, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors considered in reaching its determination and making its recommendation. In addition, individual directors may have given different weights to different factors. The Level 3 Board considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.

The Level 3 Board recommends that you vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the Level 3 adjournment proposal.

Opinions of CenturyLink’s Financial Advisors

Opinion of BofA Merrill Lynch

CenturyLink has retained BofA Merrill Lynch to act as CenturyLink’s financial advisor in connection with the combination. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CenturyLink selected BofA Merrill Lynch to act as CenturyLink’s financial advisor in connection with the combination on the basis of BofA Merrill Lynch’s experience in transactions similar to the combination, its reputation in the investment community and its familiarity with CenturyLink and its business.

On October 30, 2016, at a meeting of CenturyLink’s board of directors held to evaluate the combination, BofA Merrill Lynch delivered to CenturyLink’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 30, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by CenturyLink was fair, from a financial point of view, to CenturyLink.

The full text of BofA Merrill Lynch’s written opinion to CenturyLink’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this document. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference. BofA Merrill Lynch delivered its opinion to CenturyLink’s board of directors for the benefit and use of

CenturyLink’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the combination and no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. BofA Merrill Lynch’s opinion does not address any other aspect of the combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed combination or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to Level 3 and CenturyLink;

•	reviewed certain financial and operating information with respect to the business, operations and prospects of Level 3 furnished to or discussed with BofA Merrill Lynch by the management of Level 3, including certain financial forecasts relating to Level 3 prepared by the management of Level 3, described below under “—Certain Forecasts Prepared by Level 3”, which we refer to as the Level 3 forecasts;

•	reviewed and discussed with the management of CenturyLink and Level 3 certain estimates of the net operating losses of Level 3 (the “NOLs”) prepared by the management of Level 3 to be utilized after giving effect to the combination in accordance with pro forma utilization estimates prepared by or at the direction of and approved by CenturyLink management;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of CenturyLink furnished to or discussed with BofA Merrill Lynch by the management of CenturyLink, including certain financial forecasts relating to CenturyLink prepared by the management of CenturyLink, as described below under “—Certain Forecasts Prepared by CenturyLink”, which we refer to as the CenturyLink forecasts;

•	reviewed certain estimates as to the amount and timing of cost savings and operational synergies and the costs of achieving such synergies (collectively, the “Synergies”) anticipated by the management of CenturyLink to result from the combination;

•	discussed the past and current business, operations, financial condition and prospects of Level 3 with members of senior managements of Level 3 and CenturyLink, and discussed the past and current business, operations, financial condition and prospects of CenturyLink with members of senior management of CenturyLink;

•	reviewed the potential pro forma financial impact of the combination on the future financial performance of CenturyLink, including the potential effect on CenturyLink’s estimated free cash flow per share;

•	reviewed the trading histories for Level 3 common stock and CenturyLink common stock and a comparison of such trading histories with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Level 3 and CenturyLink with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the combination to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated October 30, 2016, of the merger agreement (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of CenturyLink and Level 3 that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Level 3 forecasts and the NOLs, BofA Merrill Lynch was advised by Level 3, and assumed, with the consent of CenturyLink, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Level 3 as to the future financial performance of Level 3, the utilization of NOLs by Level 3 and the other matters covered thereby. With respect to the CenturyLink forecasts and the Synergies, BofA Merrill Lynch assumed, at the direction of CenturyLink, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CenturyLink as to the future financial performance of CenturyLink and the other matters covered thereby. BofA Merrill Lynch relied, at the direction of CenturyLink, on the assessments of the management of CenturyLink as to CenturyLink’s ability to achieve the Synergies and to utilize the NOLs and was advised by CenturyLink, and assumed, that the Synergies and the NOLs would be realized or utilized in the amounts and at the times projected. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Level 3 or CenturyLink, nor did it make any physical inspection of the properties or assets of Level 3 or CenturyLink. BofA Merrill Lynch did not evaluate the solvency or fair value of Level 3 or CenturyLink under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of CenturyLink, that the combination would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the combination, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Level 3, CenturyLink or the contemplated benefits of the combination in any respect material to BofA Merrill Lynch’s opinion. BofA Merrill Lynch also has assumed, at the direction of CenturyLink, that the final executed merger agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the combination (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the combination. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to CenturyLink of the merger consideration to be paid in the combination and no opinion or view was expressed with respect to any consideration received in connection with the combination by, or the impact of the combination on, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the combination, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. BofA Merrill Lynch did not express any opinion as to what the value of CenturyLink common stock actually would be when issued or the prices at which Level 3 common stock or CenturyLink common stock would trade at any time, including following announcement or consummation of the combination. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the combination or any related matter. Except as described above, CenturyLink imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA

Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

CenturyLink has agreed to pay BofA Merrill Lynch for its services in connection with the combination an aggregate fee of $35.0 million, $3.0 million of which was payable in connection with its opinion and $32.0 million of which is contingent upon the completion of the combination. CenturyLink also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of CenturyLink, Level 3 and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CenturyLink and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial adviser to CenturyLink in connection with a sale of certain assets, (ii) having acted or acting as co-lead arranger and book runner for, and as a lender under, CenturyLink’s revolving credit facility, (iii) having acted or acting as a book runner on multiple debt offerings of CenturyLink and certain of its affiliates, (iv) having provided or providing certain derivatives and foreign exchange trading services to CenturyLink, and (v) having provided or providing certain treasury and trade management services and products to CenturyLink. From October 1, 2014 through September 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from CenturyLink and its affiliates of approximately $15 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Level 3 and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Level 3 in connection with an acquisition, (ii) having acted or acting as administrative agent, co-lead arranger and book runner for, and as a lender under, a credit facility of an affiliate of Level 3, (iii) having acted or acting as a book runner on multiple debt offerings of Level 3 and certain of its affiliates, (iv) having provided or providing certain foreign exchange trading services to Level 3, and (v) having provided or providing certain treasury and trade management services and products to Level 3. From October 1, 2014 through September 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Level 3 and its affiliates of approximately $45 million for investment and corporate banking services.

Opinion of Morgan Stanley

CenturyLink retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible acquisition of Level 3. CenturyLink selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the CenturyLink Board on October 30, 2016, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of October 30, 2016, based upon and subject to the various considerations set forth in the opinion, the consideration to be paid by CenturyLink pursuant to the merger agreement was fair from a financial point of view to CenturyLink.

The full text of the written opinion, dated October 30, 2016, of Morgan Stanley, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this document. The following summary of Morgan Stanley’s opinion is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference. Morgan Stanley provided its opinion to CenturyLink’s board of directors (in its capacity as such) for the benefit and use of CenturyLink’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Morgan Stanley’s opinion does not address any other aspect of the combination and no opinion or view was expressed as to the relative merits of the combination in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the combination. Morgan Stanley’s opinion does not address any other aspect of the combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed combination or any related matter.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Level 3 and CenturyLink, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Level 3 and the CenturyLink, respectively;

•	reviewed certain financial projections prepared by the managements of Level 3 and CenturyLink, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the combination, prepared by the managements of Level 3 and CenturyLink, respectively;

•	discussed the past and current operations and financial condition and the prospects of Level 3, including information relating to certain strategic, financial and operational benefits anticipated from the combination, with senior executives of Level 3;

•	discussed the past and current operations and financial condition and the prospects of CenturyLink, including information relating to certain strategic, financial and operational benefits anticipated from the combination, with senior executives CenturyLink;

•	reviewed the pro forma impact of the combination on CenturyLink’s cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for the Level 3 common stock and the CenturyLink common stock;

•	compared the financial performance of Level 3 and CenturyLink and the prices and trading activity of the Level 3 common stock and the CenturyLink common stock with that of certain other publicly-traded companies that we deemed to be comparable with Level 3 and CenturyLink, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Level 3 and CenturyLink and their financial and legal advisors;

•	reviewed the merger agreement, the draft commitment letter from certain lenders substantially in the form of the draft dated October 31, 2016, which we refer to as the commitment letter, and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Level 3 and CenturyLink, and that formed a substantial basis for its opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Level 3 and CenturyLink of the future financial performance of Level 3 and CenturyLink. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Level 3 and CenturyLink of: (i) the strategic, financial and other benefits expected to result from the combination; (ii) the timing and risks associated with the integration of CenturyLink and Level 3; (iii) the ability to retain key employees of CenturyLink and Level 3, respectively; and (iv) the validity of, and risks associated with, CenturyLink’s and Level 3’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the combination will be consummated in accordance with the terms set forth in the merger agreement without any material waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Code, and that CenturyLink will obtain financing in accordance with the terms set forth in the commitment letter, and that the merger agreement would not differ in any material respect from the draft furnished to Morgan Stanley on October 30, 2016. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed combination. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessments of Level 3 and CenturyLink and their legal, tax, or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Level 3’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Level 3 common stock in the combination. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Level 3 or CenturyLink, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In connection with the review of the combination by the CenturyLink Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described below should not be taken to be Morgan Stanley’s view of the actual value of CenturyLink or Level 3. In performing its analyses, Morgan Stanley made assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions relate to factors that are beyond the control of CenturyLink. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described in the section below captioned “—Summary of BofA Merrill Lynch and Morgan Stanley Financial Analyses” solely as part of its analysis of the fairness of the merger consideration pursuant to the merger agreement from a financial point of view to CenturyLink and in connection with the delivery of its opinion to the CenturyLink Board. These analyses do not purport to be appraisals or to reflect the prices at which CenturyLink common stock might actually trade.

The merger consideration was determined through arm’s-length negotiations between CenturyLink and Level 3 and was approved by the CenturyLink Board. Morgan Stanley provided advice to CenturyLink during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to CenturyLink or that any specific merger consideration constituted the only appropriate merger consideration for the combination.

Morgan Stanley’s opinion and its presentation to the CenturyLink Board was one of many factors taken into consideration by the CenturyLink Board in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described below should not be viewed as determinative of the view of the CenturyLink Board with respect to the merger consideration or of whether the CenturyLink Board would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of CenturyLink, Level 3, or any other company, or any currency or commodity, that may be involved in the combination, or any related derivative instrument.

As compensation for its services, CenturyLink has agreed to pay Morgan Stanley a fee of $15 million in the aggregate, $3 million of which was payable upon execution of the merger agreement and $12 million of which is contingent upon the consummation of the combination. CenturyLink has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, one or more of Morgan Stanley’s affiliates are providing financing services related to the combination to CenturyLink and will receive compensation related to those services. In the two years prior to the date hereof, Morgan Stanley has provided financial advisory and financing services for Level 3 and for CenturyLink, for which it has received aggregate fees of approximately $9 million and $7 million, respectively. Morgan Stanley may also seek to provide financial advisory and financing services to CenturyLink and Level 3 and their respective affiliates in the future and expects to receive fees for the rendering of these services. In addition, CenturyLink has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Summary of BofA Merrill Lynch and Morgan Stanley Financial Analyses

The discussion set forth below in the sections entitled “—Level 3 Financial Analyses” and “—CenturyLink Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch and Morgan Stanley to CenturyLink’s board of directors in connection with their respective opinions. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch and Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch or Morgan Stanley. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch or Morgan Stanley.

Level 3 Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch and Morgan Stanley reviewed publicly available financial and stock market information for Level 3 and the following two publicly traded companies in the telecommunications industry:

•	Zayo Group Holdings, Inc.

•	Cogent Communications Holdings, Inc.

BofA Merrill Lynch and Morgan Stanley reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 26, 2016, plus debt, less cash, as a multiple of calendar year 2017 forecasted earnings before interest, taxes, depreciations and amortization, commonly referred to as EBITDA. The EBITDA multiples (excluding stock based compensation) observed for the selected publicly traded companies for calendar years 2016 and 2017 ranged from 11.2x to 12.7x (with a median of 12.0x) and 10.5x to 11.2x (with a median of 10.8x), respectively. BofA Merrill Lynch and Morgan Stanley then applied selected ranges of calendar year 2017 EBITDA multiples of 8.5x to 10.5x derived from the selected publicly traded companies to Level 3’s calendar year 2017 estimated EBITDA excluding stock based compensation. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Level 3 were based on the Level 3 forecasts as directed for use by CenturyLink management. This analysis indicated the following approximate implied per share equity value reference ranges for Level 3, rounded to the nearest $0.25, as compared to the merger consideration:

Implied 2017E EBITDA Per Share Equity Value Reference Range for Level 3	Merger Consideration	Unaffected Share Price at October 26, 2016
$45.00 – $61.50	$66.50	$46.92

The merger consideration of $66.50 per share of CenturyLink common stock was calculated based on $26.50 cash consideration and an implied share consideration value of $40.00 per share of Level 3 common stock, obtained by multiplying the exchange ratio in the merger agreement of 1.4286 of a share of CenturyLink common stock for each share of Level 3 common stock by a reference share price of $28.00.

No company used in this analysis is identical or directly comparable to Level 3. In evaluating comparable companies, BofA Merrill Lynch and Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Level 3, such as the impact of competition on the businesses of Level 3 and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Level 3 or the industry or in the financial markets in general. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Level 3 was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch and Morgan Stanley reviewed, to the extent publicly available, financial information relating to the following four selected transactions involving companies in the telecommunications industry:

Acquiror	Target
• Lightower Fiber Networks LLC	• Fibertech Networks LLC
• Level 3 Communications, Inc.	• tw telecom inc.
• Berkshire Partners LLC	• Lightower Fiber Networks LLC
• Zayo Group Holdings, Inc.	• AboveNet, Inc.

BofA Merrill Lynch and Morgan Stanley reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s last twelve months EBITDA, commonly referred to as “LTM EBITDA.” The LTM EBITDA multiples observed for the selected transactions ranged from 10.5x to 13.2x (with a mean of 12.1x and a median of 12.5x), in each case excluding synergies. BofA Merrill Lynch and Morgan Stanley then applied LTM EBITDA multiples of 11.0x to 13.0x derived from the selected transactions to Level 3’s September 30, 2016 estimated LTM EBITDA excluding stock based compensation. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Level 3 were based on publicly available information at October 26, 2016 and information provided by Level 3 management as directed for use by CenturyLink management. This analysis indicated the following approximate implied per share equity value reference ranges for Level 3, as compared to the merger consideration:

Implied 2016E LTM EBITDA Per Share Equity Value Reference Range for Level 3	Merger Consideration	Unaffected Share Price at October 26, 2016
$59.00 – $74.50	$66.50	$46.92

No company, business or transaction used in this analysis is identical or directly comparable to Level 3 or the combination. In evaluating the precedent transactions, BofA Merrill Lynch and Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of CenturyLink and Level 3, such as the impact of competition on the business of CenturyLink, Level 3 or the industry generally, industry growth and the absence of any adverse material change in the financial condition of CenturyLink, Level 3 or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Level 3 and the combination were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch and Morgan Stanley performed a discounted cash flow analysis excluding synergies of Level 3 to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Level 3 was forecasted to generate during Level 3’s fourth fiscal quarter of 2016 and fiscal years 2017 through 2021 based on the Level 3 forecasts, as reflected below.

	Q4 2016E	2017E	2018E	2019E	2020E	2021E
Unlevered Free Cash Flow	$222 million	$960 million	$1,166 million	$1,336 million	$1,497 million	$1,650 million

BofA Merrill Lynch and Morgan Stanley calculated terminal values for Level 3 by applying terminal multiples ranging from 8.0x to 10.0x to Level 3’s 2021 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2016 using discount rates ranging from 6.25% to 8.00%, which were based on estimates of Level 3’s weighted average cost of capital by BofA Merrill Lynch and Morgan Stanley. BofA Merrill Lynch and Morgan Stanley also performed a discounted cash flow analysis of the

Synergies to calculate the present value of the after-tax Synergies that CenturyLink forecasted would be generated during the five years following closing of the combination and of the terminal value of the Synergies by applying perpetuity growth rates ranging from -0.50% to 0.50% to the after-tax free cash flows for the fifth year following closing of the combination. The cash flows and terminal values were discounted to present value as of September 30, 2016 using discount rates ranging from 5.88% to 7.50%, which were based on an average of discount rate ranges for Level 3 and CenturyLink. BofA Merrill Lynch and Morgan Stanley also calculated the estimated present value of the NOLs that Level 3 forecasted would be utilized during calendar years 2017 through 2032 based on a projected NOL balance of $9.6 billion as of December 31, 2016, as directed for use by CenturyLink management. The NOLs were then discounted to present value as of December 31, 2016 using discount rates ranging from 6.25% to 8.00%. This analysis indicated the following approximate implied per share equity value reference ranges for Level 3, rounded to the nearest $0.25, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Level 3 (Stand-alone basis including the present value of NOLs)	Implied Per Share Equity Value Reference Range for Level 3 (Including mid-point value of Synergies and the present value of NOLs)	Merger Consideration	Unaffected Share Price at October 26, 2016
$54.00 – $76.25	$76.25 – $100.75	$66.50	$46.92

CenturyLink Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch and Morgan Stanley reviewed publicly available financial and stock market information for CenturyLink and the following three publicly traded companies in the telecommunications industry:

•	Frontier Communications Corporation

•	Cincinnati Bell Inc.

•	FairPoint Communications, Inc.

BofA Merrill Lynch and Morgan Stanley reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 26, 2016, plus debt, less cash, as a multiple of EBITDA. The EBITDA multiples (including stock based compensation) observed for the selected publicly traded companies for calendar years 2016 and 2017 ranged from 5.2x to 6.2x (with a median of 5.8x) and 5.2x to 6.2x (with a median of 6.0x), respectively. BofA Merrill Lynch and Morgan Stanley then applied selected ranges of calendar year 2017 EBITDA multiples of 5.0x to 6.0x derived from the selected publicly traded companies to CenturyLink’s calendar year 2017 estimated EBITDA including stock based compensation. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of CenturyLink were based on the CenturyLink forecasts. This analysis indicated the following approximate implied per share equity value reference range for CenturyLink, rounded to the nearest $0.25, as compared to the closing price of CenturyLink on October 26, 2016:

Implied 2017E EBITDA Per Share Equity Value Reference Range for CenturyLink	Closing Trading Price of CenturyLink Common Stock on October 26, 2016
$24.00 – $35.25	$28.25

No company used in this analysis is identical or directly comparable to CenturyLink. In evaluating comparable companies, BofA Merrill Lynch and Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CenturyLink, such as the impact of competition on the businesses of CenturyLink and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of CenturyLink or the industry or in the financial markets in general. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which CenturyLink was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch and Morgan Stanley performed a discounted cash flow analysis of CenturyLink to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that CenturyLink was forecasted to generate during CenturyLink’s fourth fiscal quarter 2016 and fiscal years 2017 through 2021 based on the CenturyLink forecasts, as reflected below.

	Q4 2016PF	2017E	2018E	2019E	2020E	2021E
Unlevered Free Cash Flow	$130 million	$1,518 million	$1,614 million	$1,619 million	$1,788 million	$1,954 million

BofA Merrill Lynch and Morgan Stanley calculated terminal values for CenturyLink by applying terminal multiples ranging from 5.0x to 6.0x to CenturyLink’s 2021 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2016 using discount rates ranging from 5.50% to 7.00%, which were based on estimates of CenturyLink’s weighted average cost of capital by BofA Merrill Lynch and Morgan Stanley. This analysis indicated the following approximate implied per share equity value reference ranges for CenturyLink, rounded to the nearest $0.25, as compared to the closing price of CenturyLink common stock on October 26, 2016:

Implied Per Share Equity Value Reference Range for CenturyLink	Closing Trading Price of CenturyLink Common Stock on October 26, 2016
$22.50 – $35.50	$28.25

Has/Gets Analysis. BofA Merrill Lynch and Morgan Stanley also performed a has/gets analysis to calculate the theoretical change in value for CenturyLink shareholders resulting from the combination based on their pro forma ownership of CenturyLink common stock resulting from the combination as compared to their ownership of CenturyLink common stock on a standalone basis, based on the discounted cash flow analyses for each of Level 3 and CenturyLink described above under “—Discounted Cash Flow Analysis.”

BofA Merrill Lynch and Morgan Stanley calculated the implied per share equity values for CenturyLink on a standalone basis using (a) the high end of the implied equity value reference range (being a terminal multiple of 6.0x and a discount rate of 5.50%), (b) the midpoint of the implied equity value reference range (being a terminal multiple of 5.5x and a discount rate of 6.25%) and (c) the low end of the implied equity value reference range (being a terminal multiple of 5.0x and a discount rate of 7.00%).

BofA Merrill Lynch and Morgan Stanley then calculated the implied pro forma per share equity values for CenturyLink resulting from the combination using (a) the high end of the implied enterprise value reference range for CenturyLink on a standalone basis (being a terminal multiple of 6.0x and a discount rate of 5.50%) plus the low end of the implied enterprise value reference range for Level 3 on a standalone basis (being a terminal multiple of 8.0x and a discount rate of 8.00%), (b) the midpoint of the implied enterprise value reference ranges for CenturyLink (being a terminal multiple of 5.5x and a discount rate of 6.25%) plus the midpoint of the implied enterprise value reference ranges for Level 3 (being a terminal multiple of 9.0x and a discount rate of 7.13%) and (c) the low end of the implied enterprise value reference range for CenturyLink (being a terminal multiple of 5.0x and a discount rate of 7.00%) plus the high end of the implied enterprise value reference range for Level 3 (being a terminal multiple of 10.0x and a discount rate of 6.25%), in each case inclusive of NOLs, the present value of the after-tax Synergies that CenturyLink management forecasted would be generated during the five year period from consummation of the combination (in the case of years one through five adjusted for incremental integration costs, being the total transaction integration costs less existing CenturyLink integration costs as directed by CenturyLink management) and applying the low, medium and high perpetuity growth rates of -0.50%, 0.00% and 0.50% and the high, medium and low discount rates of 7.50%, 6.69% and 5.88%, respectively to the terminal year after-tax free cash flows, and adjusted for incremental net debt used to fund the combination (being the net debt of each of CenturyLink and Level 3 plus incremental debt as of September 30, 2016).

This analysis indicated the following approximate implied per share equity value reference range for CenturyLink on a standalone basis as compared to the implied per equity value reference range on a pro forma basis:

	High CenturyLink/ Low Level 3	Mid	Low CenturyLink/ High Level 3
Implied Per Share Equity Value (Stand-alone basis)	$35.50	$28.75	$22.50
Implied Pro Forma Per Share Equity Value (including Synergies and present value of NOLs)	$33.00	$34.75	$37.25
% Premium to Implied Per Share Equity Value for CenturyLink on Stand-alone basis	(7.0%)	20.9%	65.6%

Other Factors

In rendering its opinion, BofA Merrill Lynch and Morgan Stanley also noted certain additional factors that were not considered part of BofA Merrill Lynch’s and Morgan Stanley’s material financial analyses with respect to their respective opinions but were referenced for informational purposes, including, among other things, the following:

•	historical trading prices and trading volumes of Level 3 common stock during the one-year period ended October 26, 2016, which reflected low and high closing prices for Level 3 common stock during such period of $42.74 and $57.18;

•	historical trading prices and trading volumes of CenturyLink common stock during the one-year period ended October 26, 2016, which reflected low and high closing prices for CenturyLink common stock during such period of $22.24 and $32.80;

•	a range of publicly available research analysts’ one year forward price targets $54.00 to $63.00 for Level 3 discounted to October 26, 2016, 2016 at a 9.25% cost of equity that showed per share equity values of $49.50 to $57.75 per share for Level 3 common stock; and

•	a range of publicly available research analysts’ one year forward price targets $24.00 to $42.00 for CenturyLink discounted to October 26, 2016, 2016 at a 7.75% cost of equity that showed per share equity values of $22.25 to $39.00 per share for CenturyLink common stock.

BofA Merrill Lynch and Morgan Stanley also reviewed the potential pro forma financial effect of the combination on CenturyLink’s calendar years 2018 through 2021 estimated FCF per share of CenturyLink common stock (“FCFPS”). Estimated financial data of CenturyLink were based on the CenturyLink forecasts and estimated financial data of Level 3 were based on the Level 3 forecasts as directed for use by CenturyLink management. Based on the merger consideration, this analysis indicated that the combination could be accretive to CenturyLink’s estimated FCFPS for calendar years 2018 through 2021. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above in the sections entitled “—Level 3 Financial Analyses” and “—CenturyLink Financial Analyses” is a summary of the material financial analyses presented by BofA Merrill Lynch and Morgan Stanley to CenturyLink’s board of directors in connection with their respective opinions and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch or Morgan Stanley in connection with their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch and Morgan Stanley believe that their analyses summarized above must be considered as a whole. BofA Merrill Lynch and Morgan Stanley further believe that selecting portions of their analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s or Morgan Stanley’s respective analyses and opinions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing their respective analyses, BofA Merrill Lynch and Morgan Stanley considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CenturyLink and Level 3. The estimates of the future performance of CenturyLink and Level 3 in or underlying BofA Merrill Lynch’s and Morgan Stanley’s respective analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s and Morgan Stanley’s respective analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s and Morgan Stanley’s respective analyses of the fairness, from a financial point of view, of the merger consideration and were provided to CenturyLink’s board of directors in connection with the delivery of BofA Merrill Lynch’s and Morgan Stanley’s respective opinions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s or Morgan Stanley’s view of the actual values of CenturyLink or Level 3.

The type and amount of consideration payable in the combination was determined through negotiations between CenturyLink and Level 3, rather than by any financial advisor, and was approved by CenturyLink’s board of directors. The decision to enter into the merger agreement was solely that of CenturyLink’s board of directors. As described above, BofA Merrill Lynch’s and Morgan Stanley’s respective opinions and analyses were only one of many factors considered by CenturyLink’s board of directors in its evaluation of the proposed combination and should not be viewed as determinative of the views of CenturyLink’s board of directors or management with respect to the combination or the merger consideration.

Opinion of Evercore Group L.L.C.

In connection with the combination, CenturyLink retained Evercore to act as a financial advisor to CenturyLink and the CenturyLink Board. As part of this engagement, CenturyLink requested that Evercore evaluate the fairness of the merger consideration, from a financial point of view, to CenturyLink. On October 30, 2016, at a meeting of the CenturyLink Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, as of such date, the merger consideration was fair, from a financial point of view, to CenturyLink.

The full text of the written opinion of Evercore, dated as of October 30, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G to this joint proxy statement/prospectus. The following summary of Evercore’s opinion is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the CenturyLink Board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspects or implications of the combination. The opinion does not constitute a recommendation to the CenturyLink Board or to any other persons in respect of the combination, including as to how any holder of shares of CenturyLink common stock or Level 3 common stock should vote or act in respect of the combination. Evercore’s opinion did not address the relative merits of the combination as compared to other business or financial strategies that might be available to CenturyLink, nor did it address the underlying business decision of CenturyLink to engage in the combination.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to CenturyLink and Level 3 that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to each of CenturyLink and Level 3 prepared and furnished to Evercore by the management of CenturyLink and Level 3, respectively;

•	reviewed certain non-public projected financial and operating data relating to CenturyLink prepared and furnished to Evercore by the management of CenturyLink;

•	reviewed certain non-public project financial and operating data relating to Level 3 prepared and furnished to Evercore by the management of Level 3;

•	reviewed the amount and timing of the cost savings and capital expenditure reductions estimated by the management of CenturyLink and the management of Level 3 to result from the combination (collectively, the “Synergies”);

•	discussed the past and current operations, financial projections and current financial condition of each of CenturyLink and Level 3 with the management of CenturyLink (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of each of the CenturyLink common stock and the Level 3 common stock;

•	compared the financial performance of each of CenturyLink and Level 3 and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of CenturyLink and Level 3 and the valuation multiples relating to the combination with those of certain other transactions that Evercore deemed relevant;

•	reviewed the potential pro forma financial impact of the combination on the future financial performance of the combined company based on the projected financial data relating to each of CenturyLink and Level 3 referred to above, including the projected Synergies and other strategic benefits and the amount and timing of realization thereof, anticipated by management of CenturyLink and management of Level 3 to be realized from the combination;

•	reviewed a draft of the merger agreement dated October 29, 2016; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore has not assumed any liability therefor. With respect to the projected financial data relating to CenturyLink and Level 3 referred to above (including the Synergies), Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of the respective managements of CenturyLink and Level 3 as to (i) the future financial performance of the companies under the assumptions reflected therein and (ii) the Synergies, including the amount and timing of realization of such Synergies.

Evercore expressed no view as to any projected financial data relating to CenturyLink or Level 3 or the assumptions on which they were based. Evercore relied, at CenturyLink’s direction, without independent verification, upon the assessments of the management of CenturyLink and the management of Level 3 as to the Synergies, including the amount and timing of the realization of such Synergies.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that the combination will qualify as a tax free reorganization for United States federal income tax purposes, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement in all material respects and that all conditions to the consummation of the combination will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the combination will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on CenturyLink, Level 3 or the consummation of the combination or materially reduce the benefits to CenturyLink of the combination. Evercore also assumed that the executed merger agreement would not differ in any material respect from the draft merger agreement dated October 29, 2016 reviewed by Evercore.

Evercore did not make nor assume any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of CenturyLink or Level 3, nor was Evercore furnished with any such inspection, valuation or appraisal, nor did Evercore evaluate the solvency or fair value of CenturyLink or Level 3 under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. Subsequent developments may affect Evercore’s opinion and Evercore did not undertake any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to CenturyLink. Evercore did not express any view on, and its opinion did not address, the fairness of the combination to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of CenturyLink, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CenturyLink, or any class of such persons, whether relative to the merger consideration or otherwise.

Evercore assumed that any modification to the structure of the transaction would not vary its analysis in any material respect. Evercore’s opinion did not constitute a recommendation to the CenturyLink Board or to any other persons in respect of the combination, including as to how any holder of shares of CenturyLink common Stock or Level 3 common stock should vote or act in respect of the combination. Evercore expressed no opinion as to the price at which shares of CenturyLink common stock or Level 3 common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by CenturyLink and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analysis

Set forth below is a summary of the material financial and other analyses performed by Evercore and reviewed with the CenturyLink Board on October 30, 2016, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 26, 2016, the last trading date prior to news of a possible transaction between CenturyLink and Level 3 became public, and is not necessarily indicative of then-current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Selected Peer Trading Analysis

In performing a selected peer trading analysis of CenturyLink and Level 3, Evercore reviewed and compared certain financial, operating and market information relating to CenturyLink and Level 3 to corresponding information of the publicly traded companies listed in the tables below, which Evercore deemed most relevant to consider in relation to CenturyLink and Level 3, respectively, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Evercore considered similar to the operations of one or more of the business lines of CenturyLink and Level 3, respectively.

Evercore reviewed, among other things, total enterprise value (“TEV”) of the selected companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as well as equity value (“EV”) of the selected companies as a multiple of free cash flow (“FCF”) for calendar years 2016 and 2017. EBITDA of CenturyLink and its selected peer companies was calculated on a post-stock based compensation (“SBC”) basis, whereas EBITDA of Level 3 and its selected peer companies was calculated on a pre-SBC basis, in each case in accordance with industry practice. Enterprise values were calculated for the purpose of this analysis as equity value (based on the per share closing price of each selected company on October 26, 2016, multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, minority interest, cash and cash equivalents, as set forth on the most recently publicly available balance sheet of such company, and in the case of minority interest, where applicable). In the case of CenturyLink, debt, cash and cash equivalents were adjusted to be pro forma for the expected sale of CenturyLink’s data center assets as announced on November 4, 2016. Free cash flow was calculated as cash from operations less capital expenditures. The financial data of the selected peer companies used by Evercore for this analysis were based on publicly available research analysts’ estimates. The financial data of Level 3 and CenturyLink were based on the projections provided by the management of Level 3 and CenturyLink, respectively.

The EBITDA multiple and FCF multiple for Level 3 and each of its selected peer companies are set forth in the table below:

Sector	Selected Public Company	TEV / 2016E EBITDA	TEV / 2017E EBITDA	EV / 2016E FCF	EV / 2017E FCF
Enterprise / Fiber Communications Provider	Zayo Group Holdings, Inc.	11.4x	10.6x	NM	NM
Enterprise / Fiber Communications Provider	Cogent Communications Holdings, Inc.	13.0x	11.7x	27.4x	20.4x
Enterprise / Fiber Communications Provider	Lumos Networks Corp.	7.9x	7.5x	NM	NM
Reference:
	Level 3	9.4x	8.8x	16.3x	14.8x

The EBITDA multiple and FCF multiple for CenturyLink and each of its selected peer companies are set forth in the table below:

Sector	Selected Public Company	TEV / 2016E EBITDA	TEV / 2017E EBITDA	EV / 2016E FCF	EV / 2017E FCF
Rural Local Exchange Carrier	Consolidated Communications Holdings, Inc.	8.2x	8.4x	11.1x	11.1x
Rural Local Exchange Carrier	Frontier Communications Corporation	5.6x	6.0x	8.9x	7.4x
Rural Local Exchange Carrier	Windstream Holdings, Inc.	4.5x	4.6x	NM	12.6x
Rural Local Exchange Carrier	Cincinnati Bell Inc.	6.4x	6.4x	NM	NM
Rural Local Exchange Carrier	FairPoint Communications, Inc.	5.2x	5.2x	NM	NM
Regional Bell Operating Company	AT&T Inc.	6.4x	6.2x	13.3x	11.7x
Regional Bell Operating Company	Verizon Communications Inc.	6.4x	6.3x	12.9x	12.2x

Reference:
	CenturyLink	5.4x	5.4x	10.0x	14.2x

Evercore applied a reference range of EBITDA multiples of 8.5x to 10.5x and 5.25x to 6.25x to Level 3 and CenturyLink, respectively, as well as a reference range of FCF multiples of 13.0x to 16.0x and 11.25x to 13.75x to Level 3 and CenturyLink, respectively, in each case derived by Evercore based on its review of the respective peer companies selected and its experience and professional judgment, to the estimated EBITDA and the estimated FCF for each of Level 3 and CenturyLink for the year ending December 31, 2017. In the case of Level 3, estimated EBITDA and FCF were based on the projections provided by the management of Level 3. In the case of CenturyLink, estimated EBITDA and FCF were based on the projections provided by the management of CenturyLink and were calculated on a pro forma basis, accounting for the sale of CenturyLink’s data center assets. Using the 2017 EBITDA multiples, this analysis indicated an implied equity value per-share reference range for Level 3 and CenturyLink of approximately $44.91 to $61.55 and $26.89 to $38.31, respectively. Using the 2017 FCF multiples, this analysis indicated an implied equity value per-share reference range for Level 3 and CenturyLink of approximately $41.16 to $50.65 and $22.47 to $27.46, respectively.

Implied Exchange Ratio

Evercore used the resulting per-share equity value reference ranges to calculate the implied exchange ratios for the EBITDA multiple and FCF multiple cases by dividing the lowest respective per-share equity value for Level 3, less the $26.50 per-share cash consideration to be paid to Level 3 stockholders in the combination (the “cash consideration”), by the highest respective per-share equity value for CenturyLink for the low end of the exchange ratio range in each case and dividing the highest respective per share equity value for Level 3, less the cash consideration, by the lowest respective per-share equity value for CenturyLink for the high end of the exchange ratio range in each case. This analysis indicated implied exchange ratio reference ranges of 0.481x to 1.303x and 0.534x to 1.075x, in the EBITDA multiple and FCF multiple cases, respectively, of a new CenturyLink share for each share of Level 3 common stock. Evercore compared these implied exchange ratios to the transaction exchange ratio of 1.4286x of a new CenturyLink share per share of Level 3 common stock in the combination.

	Level 3		CenturyLink		Implied Exchange Ratio
	Multiples	$ / Share	Multiples	$ / Share
TEV / EBITDA— 2017E	8.5x – 10.5x	$44.91 – $61.55	5.25x – 6.25x	$26.89 – $38.31	0.481x – 1.303x
EV / FCF— 2017E	13.0x – 16.0x	$41.16 – $50.65	11.25x – 13.75x	$22.47 – $27.46	0.534x – 1.075x

No company utilized in the peer company trading analysis is identical to Level 3 or CenturyLink. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial, operating and market characteristics of Level 3 and CenturyLink and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the peer companies selected, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Level 3 and CenturyLink, such as the impact of competition on Level 3 or CenturyLink and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of CenturyLink, Level 3, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer company trading data.

Selected Precedent Transaction Analysis

Evercore performed an analysis of selected precedent transactions to compare multiples paid in other transactions to the multiples implied in the combination. Evercore analyzed 10 merger and acquisition transactions that were announced between 2011 and 2016 involving acquisitions of companies in the enterprise / fiber communications provider sectors of the telecommunications industry.

While none of the companies that participated in the selected precedent transactions is directly comparable to Level 3 and none of the transactions in the selected precedent transactions analysis is directly comparable to the combination, Evercore selected these transactions because each of the target companies was involved in the enterprise / fiber communications provider sectors of the telecommunications industry and had operating characteristics and products that for purposes of analysis may be considered similar to certain of Level 3’s operating characteristics and products.

For each of the selected transactions, Evercore reviewed transaction values and calculated the TEV implied for each target company based on the consideration paid in the selected transaction, as a multiple of the target company’s current year EBITDA (in each case, primarily calculated for the 12-month period prior to the latest available data on the quarter preceding the date of announcement of such transaction). In circumstances where such multiples were unavailable, last quarter or future quarter annualized EBITDA or Wall Street research estimates for current year EBITDA were utilized.

Evercore’s analysis indicated average and median TEV to current year EBITDA multiples of 11.6x and 12.6x, respectively. The selected precedent transactions and the TEV, current year EBITDA and TEV to current year EBITDA multiples related thereto are set forth in the table below:

Date Announced	Acquiror	Target	TEV (in millions)	TEV / Current Year EBITDA
June 20, 2016	Communications Sales & Leasing, Inc.	Tower Cloud, Inc.	$230	12.4x
January 7, 2016	Communications Sales & Leasing, Inc.	PEG Bandwidth, LLC	$450	12.9x
April 30, 2015	Crown Castle International Corp.	Sunesys, LLC	$1,000	15.0x
April 27, 2015	Lightower Fiber Networks LLC	Fibertech Networks LLC	$1,900	12.8x
June 30, 2014	Consolidated Communications	Enventis Telecom, Inc.	$350	7.3x
June 16, 2014	Level 3 Communications, Inc.	tw telecom	$7,300	13.2x
October 7, 2013	Time Warner Cable Inc.	DukeNet Communications, LLC	$600	13.0x
March 19, 2012	Zayo Group Holdings, Inc.	AboveNet, Inc.	$2,278	10.5x
October 7, 2011	Zayo Group Holdings, Inc.	360networks holdings (USA) inc.	$332	12.2x
April 11, 2011	Level 3 Communications, Inc.	Global Crossing Ltd.	$3,001	7.1x

Evercore then applied a reference range of estimated EBITDA multiples of 10.0x to 13.0x, derived by Evercore based on its review of the selected precedent transactions and its experience and professional judgment, to the estimated EBITDA of Level 3, calculated on a pre-SBC basis, for the year ending December 31, 2016. This analysis indicated an implied per-share equity value range for Level 3 of $52.58 to $76.10.

Implied Exchange Ratio

Evercore used the resulting per-share equity value reference range to calculate the implied exchange ratio by dividing the lowest per-share equity value for Level 3, less the cash consideration, by CenturyLink’s share price of $28.25 per share, as of October 26, 2016, for the low end of the exchange ratio range and dividing the highest per-share equity value for Level 3, less the cash consideration, by CenturyLink’s share price of $28.25 per share, as of October 26, 2016, for the high end of the exchange ratio range. This analysis indicated an implied exchange ratio reference range of 0.923x to 1.756x of a new CenturyLink share for each share of Level 3 common stock. Evercore compared this resulting implied exchange ratio to the transaction exchange ratio of 1.4286x of a new CenturyLink share per share of Level 3 common stock in the combination.

Discounted Cash Flow Analyses

Level 3

Evercore performed a discounted cash flow analysis of Level 3 to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Level 3 was projected to generate from September 30, 2016 through calendar year 2021, based on financial projections for Level 3 that were provided by Level 3 management.

Evercore also calculated a terminal value for Level 3 by applying (i) a terminal EBITDA multiple and (ii) a perpetuity growth rate, in each case based on its professional judgment given the nature of Level 3 and its business and industry, of 8.5x to 9.5x and 2.5% to 3.0%, respectively, to each of (x) the projected standalone EBITDA, calculated on a pre-SBC basis, and (y) the unlevered, after-tax free cash flows, in each case in the terminal year. The cash flows and respective terminal values (as calculated using both the terminal EBITDA multiple and the perpetuity growth rate methodologies) for Level 3 were then discounted to present value using a discount rate of 6.75% to 7.75%, based on an estimate of Level 3’s weighted average cost of capital, and net operating losses (based on assumptions provided by Level 3 management) were discounted to present value using a discount rate of 7.25%, to derive respective ranges of implied enterprise values for Level 3. Ranges of implied equity values for Level 3 were then calculated by reducing the respective ranges of implied enterprise values by the amount of Level 3’s projected net debt (calculated as debt less cash and cash equivalents) as of September 30, 2016. Evercore performed this analysis for Level 3 (a) on a standalone basis and (b) with the inclusion of Synergies estimated by Level 3 management and CenturyLink management to be realized from the combination, attributing 100% of the value of such Synergies to Level 3. Evercore’s analysis indicated an implied per-share equity value reference range for Level 3 on a standalone basis of approximately $58.69 to $69.92 in the terminal multiple case and $50.19 to $75.93 in the perpetuity growth rate case. Evercore’s analysis with the inclusion of Synergies, attributing 100% of the value of such Synergies to Level 3, indicated an implied per-share equity value reference range for Level 3 of approximately $79.86 to $91.09 in the terminal multiple case and $71.36 to $97.10 in the perpetuity growth rate case.

CenturyLink

Evercore performed a discounted cash flow analysis of CenturyLink to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that CenturyLink was projected to generate from September 30, 2016 through calendar year 2021, based on financial projections for CenturyLink that were provided by CenturyLink management. Under the terminal EBITDA multiple methodology, certain additional payments relating to pension and post-retirement expenses were included in the calculation of the after-tax free cash flows. Under the perpetuity growth rate case, such pension and post-retirement payments were excluded from the calculation of after-tax free cash flows, but reflected in a one-time adjustment as described herein.

Evercore also calculated a terminal value for CenturyLink by applying (i) a terminal EBITDA multiple and (ii) a perpetuity growth rate, in each case based on its professional judgment given the nature of CenturyLink and its business and industry, of 5.0x to 6.0x and (0.25)% to 0.25%, respectively, to each of (a) the projected standalone EBITDA and (b) the unlevered, after-tax free cash flows, in each case in the terminal year and calculated on a pro forma basis accounting for the sale of CenturyLink’s data center assets. The cash flows and the respective terminal values (as calculated using both the terminal EBITDA multiple and the perpetuity growth rate) for CenturyLink were then discounted to present value using a discount rate of 5.75% to 6.75%, based on an estimate of CenturyLink’s weighted average cost of capital, to derive respective ranges of implied enterprise values for CenturyLink. Ranges of implied equity values for CenturyLink were then calculated (x) in the terminal multiple case, by reducing the respective ranges of implied enterprise values by the amount of CenturyLink’s projected net debt (calculated as debt less cash and cash equivalents) as of September 30, 2016, and (y) in the perpetuity growth case, by reducing the respective ranges of implied enterprise values by the amount of CenturyLink’s projected net debt (calculated as debt less cash and cash equivalents) as of September 30, 2016 and the amount, on an after-tax basis, by which CenturyLink’s pension and other post-retirement benefit liabilities were underfunded, in each case as provided by CenturyLink management and calculated on a pro forma basis accounting for the sale of CenturyLink’s data center assets. Evercore’s analysis indicated an implied per-share equity value reference range for CenturyLink on a standalone basis of approximately $23.21 to $34.79 in the terminal multiple case and $23.75 to $40.33 in the perpetuity growth rate case.

Implied Exchange Ratio

Based on the implied per-share equity value reference ranges, Evercore also calculated implied exchange ratios for the terminal multiple and perpetuity growth rate cases by dividing the lowest respective per-share equity value for Level 3, less the cash consideration, by the midpoint of the respective implied per-share reference range for CenturyLink for the low end of the exchange ratio range and dividing the highest respective per-share equity value for Level 3, less the cash consideration, by the midpoint of the respective implied per-share reference range for CenturyLink for the high end of the exchange ratio range. This analysis indicated, on a standalone basis, implied exchange ratio reference ranges of 1.115x to 1.504x and 0.763x to 1.592x, in the terminal multiple case and the perpetuity growth rate case, respectively, of a new CenturyLink share for each share of Level 3 common stock. With the inclusion of Synergies, and attributing 100% of the value of such Synergies to Level 3, the analysis indicated implied exchange ratio reference ranges of 1.848x to 2.237x and 1.445x to 2.273x, in the terminal multiple case and the perpetuity growth rate case, respectively, of a new CenturyLink share for each share of Level 3 common stock. With the inclusion of only CenturyLink’s 50.9% share of the Synergies, the analysis indicated an implied exchange ratio reference range of 1.488x to 1.877x and 1.110x to 1.939x, in the terminal multiple case and the perpetuity growth rate case, respectively, of a new CenturyLink share for each share of Level 3 common stock. Evercore compared each of these exchange ratios to the exchange ratio of 1.4286x of a new CenturyLink share for each share of Level 3 common stock in the combination.

Net Present Value of Future Stock Price Analysis

Level 3

Evercore performed an illustrative analysis of the net present value of the future stock price of Level 3, which is designed to provide an indication of the present value of a theoretical future value of a company as a function of such company’s estimated future EBITDA and its assumed TEV to next twelve months (“NTM”) EBITDA multiple. Evercore used financial projections for Level 3 derived from assumptions provided by the management of Level 3 through calendar year 2020. Evercore first multiplied the EBITDA estimate, calculated on a pre-SBC basis, by a range of TEV to NTM EBITDA multiples of 8.5x to 9.5x to calculate the implied future enterprise values. Evercore then calculated the implied future equity values for Level 3 as of December 31 of each year through calendar year 2020 by reducing the implied future enterprise values by the amount of Level 3’s projected future net debt (calculated as debt less cash and cash equivalents) as of each such date. Evercore then discounted the projected per-share equity value as of a particular future date, December 31, 2019, to September 30, 2016 using a discount rate of 10.0%. The discount rate was based on Evercore’s analysis of the cost of equity for Level 3. This analysis resulted in an implied per-share equity value reference range of approximately $53.73 to $61.23. Evercore’s analysis with the inclusion of Synergies, attributing 100% of the value of such Synergies to Level 3, indicated an implied per-share equity value reference range for Level 3 of approximately $74.90 to $82.40.

CenturyLink

Evercore performed an illustrative analysis of the net present value of the future stock price of CenturyLink, which is designed to provide an indication of the present value of a theoretical future value of a company as a function of such company’s estimated future EBITDA and its assumed TEV to NTM EBITDA multiple. Evercore used financial projections for CenturyLink derived from assumptions provided by CenturyLink management through calendar year 2020 and calculated on a pro forma basis to account for the sale of CenturyLink’s data center assets. Evercore first multiplied the EBITDA estimate by a range of TEV to NTM EBITDA multiples of 5.25x to 5.75x to calculate the implied future enterprise values. Evercore then calculated the implied future equity values for CenturyLink as of December 31 of each year through calendar year 2020 by reducing the implied future enterprise values by the amount of CenturyLink’s projected future net debt (calculated as debt less cash and cash equivalents) as of each such date, and adding the cumulative value of any dividends projected to be paid by CenturyLink as of such date. Evercore then discounted the projected per-share equity value as of a particular future date, December 31, 2019, to September 30, 2016 using a discount rate of 9.0%. The discount rate was based on Evercore’s analysis of the cost of equity for CenturyLink. This analysis resulted in an implied per-share equity value reference range of approximately $26.91 to $31.31.

Implied Exchange Ratio

Based on the implied per-share equity value reference ranges, Evercore calculated an implied exchange ratio reference range by dividing the lowest implied per-share value for Level 3, less the cash consideration, by the average of the highest and lowest implied per-share equity values for CenturyLink for the low end of the exchange ratio range and dividing the highest per-share equity value for Level 3, less the cash consideration, by the average of the highest and lowest implied per-share equity values for CenturyLink for the high end of the exchange ratio range. This analysis indicated, on a standalone basis, an implied exchange ratio reference range of 0.935x to 1.193x of a new CenturyLink share for each share of Level 3 common stock. With the inclusion of Synergies, and attributing 100% of the value of such Synergies to Level 3, the analysis indicated an implied exchange ratio reference range of 1.663x to 1.920x of a new CenturyLink share for each share of Level 3 common stock. With the inclusion of only CenturyLink’s 50.9% share of the Synergies, the analysis indicated an implied exchange ratio reference range of 1.305x to 1.563x of a new CenturyLink share for each share of Level 3 common stock. Evercore compared each of these exchange ratios to the exchange ratio of 1.4286x of a new CenturyLink share for each share of Level 3 common stock in the combination.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the 52-week trading range, the analysts’ price targets and precedent premia analyses described below.

52-Week Trading Range

Evercore reviewed historical trading prices of Level 3 and CenturyLink shares during the 52-week period ended October 26, 2016, noting that the low and high intraday prices during such period ranged from $41.73 to $57.59 for Level 3 and $21.94 to $32.94 for CenturyLink.

Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of October 26, 2016, noting that the low and high share price targets ranged from $54.00 to 63.00 for Level 3 (with an average price target of $58.33) and that the low and high share price targets ranged from $24.00 to $42.00 for CenturyLink (with an average price target of $29.89).

Precedent Premia Paid

Evercore reviewed and analyzed premia paid in (i) global cash and stock transactions involving greater than 50% stock consideration since 2010 involving target companies with an enterprise value greater than $10 billion (“Global Precedent Transactions”) and (ii) selected U.S. telecommunications transactions valued above $1 billion since 2010 (“U.S. Telecom Precedent Transactions”). Based on its professional judgment and premia in the Global Precedent Transactions and U.S. Telecom Precedent Transactions, Evercore applied reference ranges of premia of 25.0% to 35.0% and 20.0% to 50.0%, respectively, to the Level 3 unaffected share price as of October 26, 2016 of $46.92. This analysis indicated per-share equity value reference ranges of approximately $58.65 to $63.34 and $56.30 to $70.38 for Level 3 in the Global Precedent Transaction case and the U.S. Telecom Precedent Transaction case, respectively.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the combination by the CenturyLink Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of CenturyLink common stock or Level 3 common stock. No company used in the above analyses as a comparison is directly comparable to CenturyLink or Level 3, and no transaction used is directly comparable to the combination. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CenturyLink, Level 3 and their respective advisors. Rounding may result in total sums set forth in this section not equaling 100%.

Evercore prepared these analyses for the purpose of providing an opinion to the CenturyLink Board as to the fairness of the merger consideration, from a financial point of view, to CenturyLink. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Pursuant to the terms of Evercore’s engagement letter with CenturyLink, a fee of $7.5 million was payable to Evercore upon the delivery of Evercore’s fairness opinion to the CenturyLink Board. An additional discretionary fee may be paid to Evercore by CenturyLink, the amount of which, if any, will be determined by the CenturyLink Board in its sole and absolute discretion. In addition, CenturyLink has agreed to reimburse Evercore for its expenses and to indemnify Evercore for certain liabilities arising out of its engagement.

Prior to Evercore’s engagement in connection with the combination, Evercore and its affiliates have provided financial advisory services to CenturyLink and received fees for the rendering of such services, including the reimbursement of expenses. However, no fees were received from CenturyLink during the two-year period prior to the delivery of Evercore’s opinion for such services. During the two-year period prior to the delivery of its opinion, no material relationship existed between Evercore and its affiliates and Level 3 pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Level 3 in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of CenturyLink, Level 3 and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of the fairness opinion was approved by an Opinion Committee of Evercore.

CenturyLink engaged Evercore to act as a financial advisor to CenturyLink and the CenturyLink Board based on its qualifications, experience and reputation, as well as familiarity with the business of CenturyLink. In reaching its decision to engage Evercore, the CenturyLink Board also considered that Evercore would not be providing debt financing to CenturyLink in connection with the combination. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinions of Level 3’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

On October 30, 2016, Citi rendered its oral opinion to the Level 3 Board, which was confirmed by delivery of a written opinion dated October 31, 2016, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations contained therein, Citi’s experience as investment bankers, the work described in Citi’s opinion and other factors deemed relevant by Citi, the merger consideration to be received by the Level 3 stockholders (other than with respect to excluded shares) in the initial merger was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated October 31, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety. Citi’s opinion, the issuance of which was authorized by Citi’s fairness opinion committee, was provided to the Level 3 Board (in its capacity as such) in connection with its evaluation of the combination and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the Level 3 stockholders (other than with respect to excluded shares) of the merger consideration to be received by such holders in the initial merger. Citi’s opinion does not address any other aspects or implications of the combination and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the transactions contemplated by the merger agreement, including the initial merger, or otherwise. Citi’s opinion does not address the underlying business decision of Level 3 to effect the combination, the relative merits of the combination as compared to any alternative business strategies that might exist for Level 3 or the effect of any other transaction in which Level 3 might engage. The following is a summary of Citi’s opinion.

In arriving at its opinion, Citi, among other things:

•	reviewed a draft dated October 30, 2016 of the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Level 3 and certain senior officers and other representatives and advisors of CenturyLink concerning the businesses, operations and prospects of Level 3 and CenturyLink;

•	reviewed certain publicly available and other business and financial information relating to Level 3 provided to or otherwise discussed with Citi by the management of Level 3, including (i) certain internal financial forecasts, estimates and other financial and operating data of Level 3 prepared by the management of Level 3, as described below under “Certain Forecasts Prepared by Level 3” (ii) certain estimates prepared by the management of Level 3 as to the net operating losses (which we refer to as the “Level 3 NOLs”) and other tax attributes of Level 3 (the information in clauses (i) and (ii), the “Level 3 Management Forecasts”) and (iii) certain publicly available research analysts’ estimates relating to Level 3;

•	reviewed certain publicly available and other business and financial information relating to CenturyLink provided to or otherwise discussed with Citi by the management of CenturyLink, including (i) certain internal financial forecasts, estimates and other financial and operating data of CenturyLink prepared by the management of CenturyLink as described below under “Certain Forecasts Prepared by CenturyLink” (collectively, the “CenturyLink Management Forecasts”) and (ii) as directed by and discussed with Level 3’s management, certain publicly available research analysts’ estimates relating to CenturyLink as described below in “The Combination and the Stock Issuance—Opinions of Level 3’s Financial Advisors—Analyst Estimates for CenturyLink” (the “Analyst Estimates for CenturyLink”);

•	reviewed certain information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Level 3 and CenturyLink to result from the combination (the “Synergies”);

•	reviewed the financial terms of the combination as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of Level 3 common stock and CenturyLink common stock,

•	the historical and projected earnings and other operating data of Level 3 and CenturyLink,

•	the capitalization and financial condition of Level 3 and CenturyLink,

•	to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the combination,

•	certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Level 3 and CenturyLink, and

•	certain potential pro forma financial effects of the combination of Level 3 and CenturyLink; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Level 3 and CenturyLink that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the Level 3 Management Forecasts and the Synergies, Citi was advised by the management of Level 3 that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Level 3 as to the future financial performance of Level 3 and, with respect to the Synergies, the potential strategic implications and operational benefits anticipated to result from the combination and the other matters covered thereby. For purposes of its opinion, with the consent of the Level 3 Board, Citi assumed that the financial results reflected in the Level 3 Management Forecasts and other information and data provided by Level 3’s management will be realized in the amounts and at the times projected. With respect to CenturyLink’s future financial performance, at the direction of the management of Level 3, Citi reviewed and analyzed the CenturyLink Management Forecasts and the Analyst Estimates for CenturyLink, and for purposes of its opinion, at the direction of the management of Level 3 and with the consent of the Level 3 Board, Citi relied on the Analyst Estimates for CenturyLink and assumed that the financial results reflected in the Analyst Estimates for CenturyLink, together with the Synergies, will be realized in the amounts and at the times projected.

Citi also assumed, with the consent of the Level 3 Board, that the combination will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Level 3, CenturyLink or the contemplated benefits of the combination. Representatives of Level 3 advised Citi, and Citi assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft merger agreement Citi reviewed. Citi further assumed that the combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. Citi did not express any opinion as to what the value of CenturyLink common stock actually will be when issued pursuant to the combination or the price at which shares of CenturyLink common stock will trade at any time. Citi also did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and relied, with the consent of the Level 3 Board, upon the assessments of representatives of Level 3 and CenturyLink as to such matters. Citi did not make and it was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Level 3 or CenturyLink and Citi did not make any physical inspection of the properties or assets of Level 3 or CenturyLink. Citi was not requested to, and Citi did not, solicit third party indications of interest in the possible acquisition of all or part of Level 3, nor was Citi requested to consider, and Citi’s opinion did not address, the underlying business decision of Level 3 to effect the combination, the relative merits of the combination as compared to any alternative business strategies that might exist for Level 3 or the effect of any other transaction in which Level 3 might engage. Citi also expressed no view as to, and Citi’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the combination, or any class of such persons, relative to the merger consideration. Citi’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of October 30, 2016, except as otherwise noted. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion.

For a summary of the material financial analyses presented by Citi to the Level 3 Board in connection with the delivery of Citi’s opinion, see the section entitled “—Financial Analyses by Citi” beginning on page 90.

In connection with the combination, Citi and Level 3 executed an indemnification letter on October 11, 2016 and an engagement letter on October 30, 2016. Under the terms of Citi’s engagement, Level 3 has agreed to pay Citi, for its financial advisory services in connection with the combination, an aggregate fee of approximately $52 million, $5 million of which was payable upon delivery by Citi of its opinion and the remainder of which is payable upon completion of the combination. Subject to certain limitations, Level 3 also has agreed to reimburse Citi for reasonable travel and other out-of-pocket expenses incurred by Citi in performing its services, including reasonable fees and expenses of its outside legal counsel, and to indemnify Citi and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, and currently provide, services to Level 3 unrelated to the combination, for which services Citi and such affiliates have received and expect to receive customary compensation, including, without limitation, since August 1, 2014, having acted or acting (i) as financial advisor to Level 3 in connection with Level 3’s acquisition of tw telecom in October 2014, (ii) as lead joint bookrunner for certain note offerings of Level 3, (iii) as joint lead arranger and joint bookrunning manager under a term loan credit facility of Level 3 and (iv) as lender under certain letters of credit and bank guarantees to certain subsidiaries of Level 3. During the period from August 1, 2014 to the date of its opinion, Citi has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to Level 3 and/or its affiliates of approximately $46,500,000. Citi and its affiliates in the past have also provided, and currently provide, services to CenturyLink unrelated to the combination, for which services Citi and such affiliates have received and expect to receive customary compensation, including, without limitation, since August 1, 2014, having acted or acting (i) as joint bookrunner and joint lead manager on certain note and debenture offerings of CenturyLink and (ii) as lender in connection with CenturyLink’s revolving credit facility, letter of credit facility and certain daylight overdraft clearing facilities. During the period from August 1, 2014 to the date of its opinion, Citi has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to CenturyLink and/or to its affiliates of approximately $1,700,000. In addition as disclosed to the Level 3 Board, one of the members of the Citi deal team advising Level 3 in connection with the combination is the lead coverage banker on Citi’s coverage team for CenturyLink and in the last two years has participated in presentations to CenturyLink which included publicly available information on Level 3 and other industry participants. One of these presentations, in April 2016, was a discussion of potential activist investor activity with respect to CenturyLink, and included illustrative acquisition transactions (based on publicly available information) of CenturyLink by various companies, including Level 3. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Level 3 and CenturyLink for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Level 3, CenturyLink and their respective affiliates.

The Level 3 Board selected Citi to act as financial advisor in connection with the combination based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Financial Analyses by Citi

The following is a summary of the material financial analyses delivered by Citi to the Level 3 Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Citi, nor does the order of analyses described represent relative importance or weight given to those analyses by Citi. As Citi advised the Level 3 Board in rendering its opinion, Citi’s analyses excluded the effects of any exercise of appraisal rights by Level 3 stockholders. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Citi’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 30, 2016, and is not necessarily indicative of current market conditions.

The preparation of financial opinions is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, financial opinions are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Citi’s opinion. In arriving at its fairness determination, Citi considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis it considered. Rather, Citi made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the below analyses as a comparison is directly comparable to Level 3 or CenturyLink or the contemplated combination.

Citi prepared these analyses for purposes of providing its opinion to the Level 3 Board as to the fairness, from a financial point of view, to the Level 3 stockholders (other than with respect to excluded shares), as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Level 3, CenturyLink, Citi or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Level 3 and CenturyLink, rather than by any financial advisor, and was approved by the Level 3 Board. Citi provided advice to Level 3 during these negotiations. Citi did not, however, recommend any specific amount of consideration to Level 3 or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Citi’s opinion to the Level 3 Board was one of many factors taken into consideration by the Level 3 Board in making its determination to approve the merger agreement. This summary does not purport to be a complete description of the analyses performed by Citi in connection with its fairness opinion and is qualified in its entirety by reference to Citi’s written opinion attached as Annex C.

Level 3 Financial Analyses

Selected Precedent Transactions Analyses. Citi analyzed certain publicly available information relating to the following selected precedent transactions, referred to as the selected precedent transactions, that Citi in its professional judgment considered relevant for purposes of its analysis as transactions in the enterprise / fiber telecommunications industry announced in the last 5 years having a transaction value of greater than $750 million:

•	Zayo Group, LLC / AboveNet, Inc.

•	Berkshire Partners LLC / Lightower Fiber Networks

•	Berkshire Partners LLC / Sidera Networks, LLC

•	Level 3 Communications, Inc. / tw telecom

•	Lightower Fiber Networks / Fibertech Networks

For two of the five selected precedent transactions, Zayo Group, LLC / AboveNet, Inc. and Level 3 Communications, Inc. / tw telecom, Citi calculated the transaction value as a multiple of the target’s forward estimated EBITDA without reduction for stock-based compensation expenses, referred to as the Pre-SBC EBITDA.

For each of the five selected precedent transactions, Citi calculated the transaction value as a multiple of the target’s forward estimated EBITDA (or last twelve months (or LTM) EBITDA, if a forward estimate was not available), as applicable, reduced by stock-based compensation expenses, if applicable, referred to as the Post-SBC EBITDA.

The following table presents the results of this analysis:

Metric	Transaction Value Multiple Range
	Low	High
Transaction Value / Pre-SBC EBITDA	9.3x	13.1x
Transaction Value / Post-SBC EBITDA	8.9x	14.0x

Citi used the multiples resulting from the selected precedent transactions to derive an implied equity value per share to Level 3. Citi applied the 9.3x to 13.1x range of transaction value / Pre-SBC EBITDA multiples to Level 3’s estimated Pre-SBC EBITDA for calendar year 2017 (from the Level 3 Management Forecasts), which resulted in implied equity values per share of $50.58 to $82.06. Citi applied the 8.9x to 14.0x range of transaction value / Post-SBC EBITDA multiples to Level 3’s estimated Post-SBC EBITDA for calendar year 2017 (from the Level 3 Management Forecasts) which resulted in implied equity values per share of $43.39 to $83.58. Citi compared the ranges of implied equity values per share to the $66.86 implied per share merger consideration to Level 3 stockholders, assuming (i) cash consideration of $26.50 per share and (ii) an implied value of the stock consideration of $40.36 per share based on the 1.4286 per share exchange ratio and the closing price of CenturyLink common stock of $28.25 per share on October 26, 2016, the last day prior to market rumors of a transaction between Level 3 and CenturyLink, which we refer to as the Unaffected Date.

For informational purposes only, Citi also reviewed the EBITDA multiples and implied equity values to Level 3 of two additional transactions in the enterprise / fiber telecommunications industry (Crown Castle International Corp. / Sunesys and Level 3 Communications, Inc. / Global Crossing Limited) but in its professional judgment excluded such transactions from its selected precedent transaction analysis because such acquired companies were not, in Citi’s professional judgment, sufficiently comparable to Level 3 for such purposes.

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of the Level 3 Management Forecasts to derive implied equity values per share of Level 3 as of June 30, 2016. Citi added the present values (in each case as of June 30, 2016) of (i) the unlevered free cash flow for the six months ended December 31, 2016 and the calendar years 2017 through 2021, (ii) the tax savings, which we refer to as the Level 3 NOL Tax Savings, associated with the use of the Level 3 NOLs, for the six months ended December 31, 2016 and the calendar years 2017 through 2031 (the last year in which Level 3 is estimated to have net operating losses available for use), and (iii) the terminal value of Level 3 at the end of the forecast period. For purposes of this analysis, the terminal value calculation applied perpetuity growth rates ranging from 2.0% to 3.0% to Citi’s estimate of normalized unlevered free cash flow. Citi’s present value calculations assumed discount rates of 7.25% to 8.25%, based upon an analysis of Level 3’s weighted average cost of capital. Additionally, Citi treated Level 3’s non-cash stock-based compensation expense as a cash expense in calculating Level 3’s unlevered free cash flow for all periods. Citi then subtracted net debt (total debt minus cash and cash equivalents, as of June 30, 2016) and divided the range of equity values it derived by the number of fully diluted outstanding shares of Level 3 (as of September 30, 2016) to derive implied equity values per share of $41.29 to $66.80, as compared to the implied per share merger consideration of $66.86. Citi noted that the net present value of the Level 3 NOL Tax Savings contributed $6.77 to $7.03 per share to the range noted and that if the net present value of the Level 3 NOL Tax Savings were disregarded, the discounted cash flow analysis would result in a lower range of implied equity values per share.

Has / Gets Analysis. Citi reviewed the following metrics for Level 3 both on a stand-alone and pro forma (for the combination) basis:

•	Implied equity value per share based on a market value analysis; and

•	Implied equity value per share based on a discounted cash flow analysis.

With respect to the implied equity value per share based on the market value analysis, to derive a pro forma equity value, Citi added: (i) the market equity values of Level 3 and CenturyLink (in each case based on their respective share prices as of the Unaffected Date) plus (ii) the net present value of the Synergies, plus (iii) the net present value of the accelerated use of the Level 3 NOLs as a result of the combination, less (iv) the estimated transaction expenses, less (v) the aggregate cash consideration payable to Level 3 stockholders in the combination. Citi then multiplied the resulting pro forma equity value by 49%, representing the Level 3 stockholders’ pro forma ownership of the combined company, and divided by the fully diluted shares outstanding of Level 3 common stock to derive an implied equity value per share of Level 3 and added $26.50 in cash per share. Citi then compared this number to Level 3’s market price (as of the Unaffected Date).

With respect to the implied equity value per share based on the discounted cash flow analysis, to derive a pro forma equity value, Citi added: (i) the equity values implied by the discounted cash flow analyses for each of Level 3 and CenturyLink, plus (ii) the net present value of the Synergies, plus (iii) the net present value of the accelerated use of the Level 3 NOLs as a result of the combination, less (iv) the estimated transaction expenses, less (v) the aggregate cash consideration payable to Level 3 stockholders in the combination. Citi then multiplied the resulting pro forma equity value by 49%, representing the Level 3 stockholders’ pro forma ownership of the combined company, and divided by the fully diluted shares outstanding of Level 3 common stock to derive an implied equity value per share of Level 3 and added $26.50 in cash per share. Citi then compared this number to the midpoint of the implied equity value per share derived in the Level 3 standalone discounted cash flow analysis. Citi performed this analysis using the Level 3 Management Forecasts, the CenturyLink Management Forecasts and the Analyst Estimates for CenturyLink.

The results of these analyses are provided in the table below:

Methodology	Stand-Alone	Pro Forma
Market Value Analysis	$46.92	$70.32
DCF Analysis (Level 3 Management Forecasts / CenturyLink Management Forecasts)	$51.66	$83.67
DCF Analysis (Level 3 Management Forecasts / Analyst Estimates for CenturyLink)	$51.66	$75.45

Other Factors. Citi observed certain additional factors that were not part of its financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	Trading Range Analysis—trading prices for the 52-week period prior to the Unaffected Date for Level 3 common stock, which ranged from $42.74 to $57.18 per share;

•	Research Price Target Analysis—publicly available research analyst estimates of Level 3’s one-year forward stock price targets which ranged from $54.00 to $66.00 per share;

•	Precedent Premiums Analysis—premiums paid in precedent transactions announced since 2001 (with transaction values greater than $500 million) involving public companies where the target company received consideration that was in both cash and stock. Citi observed a range of the average implied 4-week premiums paid in such transactions of 19.3% to 41.5% (with a median of 29.9%), and applied a selected range of 25% to 35% to the closing price of Level 3 common stock of $47.66 per share on September 28, 2016 (4 weeks prior to the Unaffected Date), which indicated implied equity values per share of $59.57 to $64.34; and

•

Selected Public Comparables Analysis—trading multiples of other publicly traded companies in the enterprise / fiber telecommunications industry, Zayo Group Holdings, Inc. and Cogent Communications Holdings, Inc., based on publicly available information and publicly available Wall Street research analysts’ estimates. Citi determined in its professional judgment that neither of the two companies could be considered sufficiently comparable to Level 3 in light of the fact that Level 3’s historic Firm Value / Pre-SBC EBITDA multiple was consistently lower than the same multiples of Zayo Group Holdings, Inc. and Cogent Communications Holdings, Inc. Because the two companies could be considered relevant for comparative purposes as publicly traded companies in the enterprise / fiber telecommunications industry, Citi did consider: (a) the implied equity value per share of Level 3 using Zayo Group Holdings, Inc.’s and Cogent Communication Holdings, Inc.’s Firm Value / calendar year 2017 Pre-SBC EBITDA multiples of 10.6x and 12.2x, respectively, of $61.54 to $75.10, and (b) the implied equity value per share of Level 3 using the implied calendar year 2017 Firm Value / Pre-SBC EBITDA multiples of the two companies adjusted to account for the historic multiple gap (as measured over a 2-year period) between Level 3 and the two companies’ Firm Value / Pre-SBC EBITDA multiples (0.9x and 3.0x for Zayo Group Holdings, Inc. and Cogent Communications Holdings, Inc., respectively), of $50.18 to $53.79. In this section of the joint proxy statement/prospectus, with respect to any company, we refer to the market value of the fully diluted common equity plus the book value of any preferred stock, if applicable, and debt less cash and cash equivalents as the Firm Value of such company.

CenturyLink Financial Analyses

Citi also performed the following financial analyses with respect to CenturyLink in order to evaluate the market price of CenturyLink common stock.

Selected Public Comparables Analysis. Citi reviewed and compared certain financial information for CenturyLink to corresponding financial information and public market multiples for the following publicly traded companies that Citi in its professional judgment deemed generally relevant for comparative purposes as publicly traded companies in the wireline telecommunications industry, which we refer to as the CenturyLink selected public companies:

•	Frontier Communications Corporation

•	Windstream Holdings, Inc.

Using publicly available information and Wall Street research, Citi calculated the Firm Value / Post-SBC EBITDA multiple based on such companies’ estimated Post-SBC EBITDA for calendar year 2017, which were 4.8x and 6.0x for Windstream Holdings, Inc. and Frontier Communications Corporation, respectively.

Citi then multiplied CenturyLink’s 2017 calendar year Post-SBC EBITDA (based on the CenturyLink Management Forecasts) by 4.8x and 6.0x, which resulted in implied equity values per share of $20.96 to $34.53, as compared to the closing price of CenturyLink common stock of $28.25 per share on the Unaffected Date.

For informational purposes only, and not as part of its financial analyses with respect to its opinion, Citi also reviewed the Firm Value / Post-SBC EBITDA multiple (and the implied equity value per share of Century Link) of one additional publicly traded company, Cincinnati Bell, but in its professional judgment excluded the company from its selected public comparables analysis as not being sufficiently comparable to CenturyLink for such purpose.

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of the Analyst Estimates for CenturyLink to derive implied equity values per share of CenturyLink as of June 30, 2016. Citi added the present values (in each case as of June 30, 2016) of (i) the unlevered free cash flow for the six months ended December 31, 2016 and the calendar years 2017 through 2020 and (ii) the terminal value of CenturyLink at the end of the forecast period. For purposes of this analysis, the terminal value calculation applied perpetuity growth rates ranging from (0.50)% to 0.50% to Citi’s estimate of normalized unlevered free cash flow. Citi’s present value calculations assumed discount rates of 5.50% to 6.50%, based upon an analysis of CenturyLink’s weighted average cost of capital. Additionally, Citi treated CenturyLink’s non-cash stock-based compensation expense as a cash expense in calculating CenturyLink’s unlevered free cash flow for all periods. To derive the range of implied equity values, Citi then subtracted the amount of net debt of CenturyLink as of June 30, 2016, adjusted for the incurrence of additional debt and receipt of the proceeds thereof by CenturyLink in August 2016, and divided the range of equity values it derived by the number of fully diluted outstanding shares of CenturyLink (as of September 30, 2016), to derive a range of implied equity values per share of $23.52 to $43.90, as compared to the closing price of $28.25 per share on the Unaffected Date.

For informational purposes only, and not as part of its financial analyses with respect to its opinion, Citi also performed a discounted cash flow analysis using the CenturyLink Management Forecasts following the same approach as described above, which resulted in a higher range of equity values per share of CenturyLink common stock. For purposes of its opinion, and with the consent of the Level 3 Board, Citi relied solely on the discounted cash flow analysis using the Analyst Estimates for CenturyLink.

Other Factors. Citi observed certain additional factors that were not considered part of its financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	Trading Range Analysis—trading prices for the 52-week period prior to the Unaffected Date for CenturyLink common stock, which ranged from $22.24 to $32.80 per share; and

•	Research Price Target Analysis—publicly available research analyst estimates of CenturyLink’s one-year forward stock price targets, which ranged from $24.00 to $42.00 per share.

Opinion of Lazard Frères & Co. LLC

On October 30, 2016, Lazard Frères & Co. LLC (“Lazard”), financial advisor to Level 3, rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, dated October 30, 2016, to the board of directors of Level 3, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the per share merger consideration of $26.50 in cash and 1.4286 shares of CenturyLink common stock (referred to in this section as the merger consideration) to be paid to holders of shares of Level 3 common stock, other than the excluded holders, in the merger was fair, from a financial point of view, to such holders. For purposes of this section, excluded holders means holders of shares of Level 3 common stock that have properly perfected their rights of appraisal within the meaning of Section 262 of the Delaware law.

The full text of Lazard’s written opinion, dated October 30, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was for the benefit of the Level 3 Board (in its capacity as such) in connection with the Level 3 Board’s evaluation of the merger and the other transactions contemplated by the merger agreement (which are referred to in this section as the transaction) and only addressed the fairness, from a financial point of view, to holders of Level 3 common stock of the merger consideration. Lazard’s opinion was not intended to and does not constitute a recommendation to any stockholder as to how such person should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Level 3. Lazard did not express any opinion as to the prices at which shares of the Level 3 common stock or CenturyLink common stock may trade at any time subsequent to the announcement of the merger. In addition, Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Level 3 might engage or the merits of the underlying decision by Level 3 to engage in the merger and related transactions contemplated by the merger agreement.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft of the merger agreement, dated October, 30, 2016 (6:05 pm);

•	Reviewed certain publicly available historical business and financial information relating to Level 3 and CenturyLink;

•	Reviewed various financial forecasts and other data provided to it by Level 3 relating to the business of Level 3, financial forecasts and other data provided to it by CenturyLink relating to the business of CenturyLink, certain publicly available financial forecasts relating to the businesses of Level 3 and CenturyLink, including, in the case of CenturyLink, as adjusted by Level 3 management, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of CenturyLink and Level 3 to be realized from the transaction;

•	Held discussions with members of the senior management of Level 3 with respect to the businesses and prospects of Level 3 and CenturyLink, with members of the senior management of CenturyLink with respect to the business and prospects of CenturyLink, and with members of the senior management of Level 3 and CenturyLink with respect to the projected synergies and other benefits anticipated by the managements of CenturyLink and Level 3 to be realized from the transaction;

•	Reviewed public information with respect to certain other companies in lines of business it believed to be generally relevant in evaluating the businesses of Level 3 and CenturyLink, respectively;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business it believed to be generally relevant in evaluating the business of Level 3;

•	Reviewed historical stock prices and trading volumes of the Level 3 common stock and the CenturyLink common stock;

•	Reviewed the potential pro forma financial impact of the transaction on CenturyLink based on the financial forecasts referred to above relating to Level 3 and CenturyLink; and

•	Conducted such other financial studies, analyses and investigations as it deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Level 3 or CenturyLink or concerning the solvency or fair value of Level 3 or CenturyLink, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits, as well as costs incurred to realize those synergies, anticipated by the managements of Level 3 or CenturyLink to be realized from the transaction, Lazard assumed, with the consent of Level 3, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Level 3 and CenturyLink, respectively, and such synergies, costs to achieve synergies, and other benefits. At the direction of Level 3, for purposes of Lazard’s analysis and Lazard’s review of the business of CenturyLink, Lazard relied upon publicly available financial forecasts, as adjusted by Level 3 management and, with the consent of Level 3, assumed that such forecasts were a reasonable basis upon which to evaluate the future financial performance of CenturyLink. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of Level 3, that the transaction will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Level 3 advised Lazard, and Lazard assumed, that the merger agreement, when executed, conformed to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Level 3, that obtaining the necessary governmental, regulatory or third party approvals and consents for the transaction will not have an adverse effect on Level 3, CenturyLink or the transaction. Lazard further assumed, with the consent of Level 3, that the transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Lazard did not express any opinion as to any tax or other consequences that might result from the transaction, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Level 3 obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in the opinion) of the transaction, including, without limitation, the form or structure of the transaction or any agreements or arrangements entered into in connection with, or contemplated by, the transaction, or the manner set forth in the merger agreement for providing cash in lieu of fractional shares of CenturyLink common stock to holders of Level 3 common stock. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transaction, or class of such persons, relative to the merger consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews. For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Level 3 and CenturyLink. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Level 3, CenturyLink, or the merger and related transactions contemplated by the merger agreement, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transaction, public trading or other values of the companies, business or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, business or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the date in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 26, 2016, the last trading day before a press report about the transaction appeared, and is not necessarily indicative of current market conditions.

Selected Comparable Company Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded network infrastructure companies whose operations Lazard believed, based on its experience with companies in the network infrastructure industry and professional judgment, to be generally relevant in analyzing Level 3’s and CenturyLink’s operations for purposes of its analysis. Lazard compared such information of the selected comparable companies to the corresponding information for Level 3 and CenturyLink.

The selected group of companies used in this analysis with respect to Level 3, or the Level 3 comparable companies, was as follows:

•	Cogent Communications Holdings, Inc.; and

•	Zayo Group Holdings, Inc.

In addition, we also considered the multiples and growth rates of the following related businesses: Comcast Corporation, Charter Communications, Inc., AT&T Inc., Verizon Communications, Inc., Digital Realty Trust, Inc., DuPont Fabros Technology, Inc., CoreSite Realty Corporation, QTS Realty Trust, Inc., Equinix, Inc., and CyrusOne Inc.

The selected group of companies used in this analysis with respect to CenturyLink, or the CenturyLink comparable companies, was as follows:

•	Frontier Communications Corporation;

•	Cincinnati Bell Inc.;

•	Consolidated Communications Holdings, Inc.;

•	FairPoint Communications, Inc.;

•	AT&T Inc.; and

•	Verizon Communications, Inc.

In addition, as part of the analysis with respect to CenturyLink, we also analyzed the pro forma metrics resulting from the combination of Communication Sales & Leasing, Inc. and Windstream Services, LLC.

Lazard selected the companies reviewed in this analysis because, among other things, the Level 3 comparable companies and the CenturyLink comparable companies operate businesses similar to the businesses of Level 3 and CenturyLink, respectively. However, no selected company is identical to Level 3 or CenturyLink. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the transaction and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of each of Level 3 and CenturyLink and the Level 3 comparable companies and the CenturyLink comparable companies, respectively, that could affect the public trading values of each company are also relevant.

For each of the selected companies, Lazard calculated and compared the ratio of such company’s enterprise value, which Lazard calculated as the market capitalization of each company (based on each company’s closing share price as of October 26, 2016 and fully diluted share count as of June 30, 2016 (or the applicable date specified in its annual report on Form 10-K or quarterly report on Form 10-Q), as applicable, for the calendar year or quarter ended June 30, 2016, respectively), plus debt, non-controlling interest and preferred or preference stock, less cash, cash equivalents and marketable securities and appropriately adjusted for the net present value of net operating losses, if any, in each case, as of June 30, 2016, to its calendar year 2017 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA.

The 2017 EBITDA estimates for each of the Level 3 and the CenturyLink comparable companies used by Lazard in its analysis were based on Wall Street research, which represents publicly available consensus estimates. The 2017 EBITDA estimate used for Level 3 was based on the Level 3 management plan and the 2017 EBITDA estimate for CenturyLink was based on Wall Street estimates as adjusted by Level 3 management.

Based on Lazard’s analysis of the relevant metrics for each of the Level 3 comparable companies, as well as its professional judgment and experience, Lazard derived ranges of multiples of:

•	8.0x to 10.0x for enterprise value to estimated 2017 EBITDA of Level 3.

Based on Lazard’s analysis of the relevant metrics for each of the CenturyLink comparable companies, as well as its professional judgment and experience, Lazard derived ranges of multiples of:

•	5.0x to 6.0x for enterprise value to estimated 2017 EBITDA of CenturyLink.

Lazard applied each such range of multiples for the Level 3 comparable companies and the CenturyLink comparable companies to the relevant financial statistics of Level 3 and CenturyLink, respectively, as reflected in the Level 3 management plan for Level 3, and the CenturyLink Wall Street estimates as adjusted by Level 3 management for CenturyLink.

This analysis resulted in an implied price per share range for shares of Level 3 common stock and CenturyLink common stock and implied exchange ratios, as set forth below:

Implied Level 3 Price Per Share Range	Implied CenturyLink Price Per Share Range	Implied Exchange Ratios
$44.49 - $60.21	$23.12 - $34.89		Low	High
		LVLT/Share	$44.49	$60.21
		Less: Cash/Share	($26.50)	($26.50)
		Stock/Share	$17.99	$33.71
		CTL/Share	$23.12	$34.89
		Implied Exchange Ratio	0.52x	1.46x

Lazard also calculated an implied exchange ratio reference range based on the selected comparable company multiples analysis described above by dividing the low end of the implied Level 3 price per share range resulting from the selected comparable company multiples analysis described above (less $26.50 per share in cash) by the high end of the implied CenturyLink price per share range resulting from the selected comparable company multiples analysis described above and by dividing the high end of the implied Level 3 price per share range resulting from the selected comparable company multiples analysis described above (less $26.50 per share in cash) by the low end of the implied CenturyLink price per share range resulting from the selected comparable company multiples analysis described above. This analysis indicated an implied exchange ratio range of 0.52x to 1.46x and an implied pro forma ownership range for the Level 3 stockholders of 25.6% to 49.3%. The exchange ratio provided for in the merger agreement is 1.4286x resulting in a pro forma ownership by Level 3 stockholders of 49%.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of each of Level 3 and CenturyLink, which is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows of a company. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate. Lazard calculated the discounted cash flow value for each of Level 3 and CenturyLink as the sum of the net present value, as of September 30, 2016, which we refer to as the discount date in this joint proxy statement/prospectus, of each of:

•	the estimated future cash flows that the applicable company will generate for Q4 2016 and each of the following years through 2021 with respect to Level 3 and 2020 with respect to CenturyLink; and

•	the estimated terminal value beyond 2021 with respect to Level 3 and beyond 2020 with respect to CenturyLink.

The estimated future cash flow for Level 3 and CenturyLink was calculated by Lazard based on the Level 3 management plan and the CenturyLink Wall Street estimates as adjusted by Level 3 management, respectively, as summarized above. For its discounted cash flow calculations for both companies, Lazard applied discount rates ranging from 6.5% to 8.0% for Level 3 and 6.0% to 7.0% for CenturyLink. Such discount rates were based on Lazard’s estimated range of the weighted average cost of capital of each company.

The terminal value of the companies was calculated applying terminal year EBITDA multiples ranging from 8.0x to 10.0x to Level 3’s projected terminal year EBITDA of $3.794 billion and 5.0x to 7.0x to CenturyLink’s projected terminal year EBITDA of $6.391 billion. The exit terminal year EBITDA multiples for Level 3 and CenturyLink were selected by Lazard by reference to enterprise value to EBITDA trading multiples calculated for Level 3 and CenturyLink, as well as the enterprise value to EBITDA trading multiples of the Level 3 comparable companies and the CenturyLink comparable companies, respectively. In addition, Lazard considered the implied perpetuity growth rates suggested by the exit multiple ranges for Level 3 (1.5%-3.9%) and CenturyLink (-0.6%-2.2%). As part of the total implied equity value calculated for Level 3 and CenturyLink, Lazard calculated and deducted from enterprise value the sum of the book value of the outstanding financial debt less cash and cash equivalents.

This analysis resulted in an implied price per share range for shares of Level 3 common stock and CenturyLink common stock and implied exchange ratios, as set forth below:

Implied Level 3 Price Per Share Range	Implied CenturyLink Price Per Share Range	Implied Exchange Ratios
$54.64 - $74.99	$22.58 - $43.24		Low	High
		LVLT/Share	$54.64	$74.99
		Less: Cash/Share	($26.50)	($26.50)
		Stock/Share	$28.14	$48.49
		CTL/Share	$22.58	$43.24
		Implied Exchange Ratio	0.65x	2.15x

Lazard also calculated an implied exchange ratio reference range based on the discounted cash flow analysis described above by dividing the low end of the price per share range of Level 3 resulting from the discounted cash flow analysis described above (less $26.50 per share in cash) by the high end of the price per share range of CenturyLink resulting from the discounted cash flow analysis described above and the high end of the price per share range of Level 3 resulting from the discounted cash flow analysis described above (less $26.50 per share in cash) by the low end of the price per share range of CenturyLink resulting from the discounted cash flow analyses described above. This analysis resulted in an implied exchange ratio of 0.65x to 2.15x and an implied pro forma ownership range for the Level 3 stockholders of 30.3% to 58.9%. The exchange ratio provided for in the merger agreement is 1.4286x resulting in a pro forma ownership for the Level 3 stockholders of 49%.

For the information of the Level 3 Board, Lazard also presented a Level 3 discounted cash flow analysis based on the Wall Street estimates for Level 3, which resulted in an implied Level 3 price per share range of $49.80 to $68.71. In addition, for the information of the Level 3 Board, Lazard presented CenturyLink discounted cash flow analyses based on CenturyLink’s management projections for CenturyLink, which resulted in an implied CenturyLink price per share range of $25.43 to $47.04 and on the unadjusted Wall Street estimates, which resulted in an implied CenturyLink price per share range of $26.96 to $48.39. This information was provided for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Additionally, for the information of the Level 3 Board, Lazard also calculated the implied exchange ratio using the discounted cash flow analysis based on the Level 3 management projections for Level 3 and the CenturyLink management projections for CenturyLink, which resulted in an implied exchange ratio range of 0.60x to 1.91x and a pro forma ownership range for the Level 3 stockholders of 28.6% to 56.0%. In addition, also for the information of the Level 3 Board, Lazard calculated the implied exchange ratio using the discounted cash flow analysis based on Level 3 Wall Street estimates for Level 3 and unadjusted CenturyLink Wall Street estimates for CenturyLink, which resulted in an implied exchange ratio range of 0.48x to 1.57x and a pro forma ownership range for the Level 3 stockholders of 24.3% to 51.1%. Finally, for the further information of the Level 3 Board, Lazard calculated a Level 3 and CenturyLink implied exchange ratio, using the discounted cash flow analysis based on the Level 3 management plan for Level 3 and unadjusted CenturyLink Wall Street estimates for CenturyLink, which resulted in an implied exchange ratio range of 0.58x to 1.80x and a pro forma ownership range for the Level 3 stockholders of 28.0% to 54.6%. For purposes of each of these calculations, the implied per share reference ranges for Level 3 were reduced by $26.50 per share, the amount of the cash component of the merger consideration. This information was provided for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Selected Precedent Transactions Multiples Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the network infrastructure industry it viewed as generally relevant in analyzing Level 3. In performing this analysis, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such selected transactions and compared such information to the corresponding information for Level 3. Specifically, Lazard selected and reviewed eleven merger and acquisition transactions announced since August 2010 involving companies in the network infrastructure industry for which sufficient public information was available.

The selected group of transactions reviewed in this analysis was as follows:

Announcement Date	Acquirer	Target
August 26, 2010	Court Square Capital Partners, L.P.	Fibertech Networks, LLC
April 11, 2011	Level 3 Communications, Inc.	Global Crossing Limited
October 7, 2011	Zayo Group Holdings, Inc.	360networks Holdings (USA), Inc.
March 19, 2012	Zayo Group Holdings, Inc.	AboveNet, Inc.
December 27, 2012	Berkshire Partners LLC	Lightower Fiber Networks LLC
December 27, 2012	Berkshire Partners LLC	Sidera Networks, Inc.
October 7, 2013	Time Warner Cable Inc.	DukeNet Communications, LLC
June 16, 2014	Level 3 Communications, Inc.	tw telecom inc.
April 27, 2015	Lightower Fiber Networks LLC	Fibertech Networks, LLC
April 30, 2015	Crown Castle International Corp.	Quanta Fiber Networks, Inc. (Sunesys)
November 23, 2015	Zayo Group Holdings, Inc.	Allstream, Inc.

To the extent publicly available, Lazard reviewed, among other things, the forward and trailing EBITDA multiples of each of the target companies implied by the selected transactions by comparing the relevant target company’s total enterprise value (based on the acquisition price) to its forward and trailing EBITDA at the time of the transaction. Estimated EBITDA amounts for the target companies were based on company filings, Wall Street estimates or other publicly available financial information.

Based on an analysis of the relevant metrics for each of the transactions, Level 3 management’s forecasted growth, as well as its professional judgment and experience, Lazard applied a range of 10.0x—12.0x to the last twelve months EBITDA of Level 3.

Based on the applied range described above, Lazard calculated the implied price per share range for shares of Level 3 common stock and the implied exchange ratios based on CenturyLink’s closing price on October 26, 2016, as set forth below:

Implied Level 3 Price Per Share Range	CenturyLink Closing Price (10/26/2016)	Implied Exchange Ratios
$53.99 - $68.47	$28.25		Low	High
		LVLT/Share	$53.99	$68.47
		Less: Cash/Share	($26.50)	($26.50)
		Stock/Share	$27.49	$41.97
		CTL/Share	$28.25	$28.25
		Implied Exchange Ratio	0.97x	1.49x

Lazard also calculated an implied exchange ratio reference range based on the selected precedent transaction analysis described above by dividing the low end of the implied Level 3 price per share range resulting from the precedent transaction analysis described above (less $26.50 per share in cash) by the closing price of CenturyLink common stock on October 26, 2016 and by dividing the high end of the implied Level 3 price per share range resulting from the precedent transaction analysis described above (less $26.50 per share in cash) by the closing price of CenturyLink common stock on October 26, 2016. This analysis indicated an implied exchange ratio range of 0.97x to 1.49x and an implied pro forma ownership range for the Level 3 stockholders of 39.4% to 49.8%. The exchange ratio provided for in the merger agreement is 1.4286x resulting in a pro forma ownership by Level 3 stockholders of 49%.

Other Analyses

The analyses and data described below were presented to the Level 3 Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of shares of Level 3 common stock for the 52 weeks ended on October 26, 2016. Lazard observed that, during such period, the daily closing share prices of Level 3 common stock ranged from $42.74 per share to $57.18 per share, as compared to the merger consideration of $66.86, consisting of $26.50 in cash and 1.4286 shares of CenturyLink common stock (equivalent to $40.36 per share based upon CenturyLink’s closing share price on October 26, 2016). Lazard also observed that, during such period, the daily closing share prices of CenturyLink common stock ranged from $22.24 per share to $32.80 per share.

Lazard also calculated an implied exchange ratio reference range based on trading prices by dividing the low end of the 52-week trading price per share range for Level 3 (less $26.50 per share in cash) by the high end of the 52-week trading price per share range for CenturyLink and by dividing the high end of the 52-week trading price per share range for Level 3 (less $26.50 per share in cash) by the low end of the 52-week trading price per share range for CenturyLink. This analysis indicated an implied exchange ratio reference range of 0.50x to 1.38x and a pro forma ownership range for the Level 3 stockholders of 24.9% to 48.0%.

Research Analyst Price Targets

Lazard reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering Level 3, which indicated 12-month target prices that ranged from $54.00 to $63.00, as compared to the merger consideration of $66.86, consisting of $26.50 in cash and 1.4286 shares of CenturyLink common stock (equivalent to $40.36 per share based upon CenturyLink’s closing share price on October 26, 2016).

Lazard also reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering CenturyLink, which indicated 12-month target prices that ranged from $24.00 to $36.00.

Lazard also calculated an implied exchange ratio reference range based on research analyst price targets by dividing the low end of the share price target range for Level 3 (less $26.50 per share in cash) by the high end of the share price target range for CenturyLink and by dividing the high end of the share price target range for Level 3 (less $26.50 per share in cash) by the low end of the share price target range for CenturyLink. This analysis indicated an implied exchange ratio reference range of 0.76x to 1.52x and a pro forma ownership range for the Level 3 stockholders of 33.8% to 50.4%.

Premiums Paid Analysis

Lazard reviewed a range of premiums paid in transactions closed during the last five years with target company equity values between $10 billion and $30 billion. Using a 26.9%—31.8% premium range based on the median / mean of premiums paid in the transactions referenced above and the Level 3 closing price per share on October 26, 2016 of $46.92, resulted in an implied price per share range for shares of Level 3 common stock of $59.56 to $61.83, as compared to the merger consideration of $66.86, consisting of $26.50 in cash and 1.4286 CenturyLink common shares (equivalent to $40.36 per share based upon CenturyLink’s closing share price on October 26, 2016).

Lazard also calculated an implied exchange ratio reference range based on premiums paid by dividing the low end of the range resulting from the premiums paid analysis described above for Level 3 (less $26.50 per share in cash) by the closing price of CenturyLink common stock on October 26, 2016 and by dividing the high end of the range resulting from the premiums paid analysis described above for Level 3 (less $26.50 per share in cash) by the closing price of CenturyLink common stock on October 26, 2016. This analysis indicated an implied exchange ratio reference range of 1.17x to 1.25x and a pro forma ownership range for Level 3 stockholders of 43.9% to 45.5%.

Miscellaneous

The scope of Lazard’s engagement by Level 3 was limited to advising the Level 3 Board with respect to the fairness, from a financial point of view, to holders of Level 3 common stock of the merger consideration to be paid to such holders in the mergers. In connection with Lazard’s services as financial advisor to the Level 3 Board, Level 3 agreed to pay Lazard a fee for such services in the amount of $7 million, payable upon the date on which Lazard rendered its opinion (regardless of the conclusion therein). Level 3 has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws. Other than its engagement as financial advisor to Level 3 in connection with the transaction, no material relationships existed between Lazard’s financial advisory business and either CenturyLink or Level 3 pursuant to which any compensation was received by Lazard during the preceding two years. Prior to being engaged by Level 3 to act as financial advisor in connection with the transaction, Lazard disclosed to Level 3 Board that during the preceding year, representatives of Lazard’s financial advisory business, including certain members of the team that would be providing services to Level 3, had met with representatives of CenturyLink and discussed matters that included, among other things, potential strategic combinations, including with Level 3, among others. Lazard informed the Level 3 Board that these meetings were not pursuant to, and did not result in, an engagement by CenturyLink of Lazard, and that the materials prepared for those meetings were based solely on publicly available information. Lazard may in the future provide services to Level 3 or CenturyLink for which it may receive compensation.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its respective affiliates and employees may trade securities of Level 3, CenturyLink and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Level 3, CenturyLink and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Level 3 Board because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the telecommunications industry specifically, as well as its familiarity with the business of Level 3.

Level 3 and CenturyLink determined the merger consideration of $26.50 in cash and 1.4286 of a CenturyLink common share to be paid to holders of Level 3 common stock, in the merger through arm’s-length negotiations, and the Level 3 Board approved such merger consideration. Lazard did not recommend any specific consideration to the Level 3 Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the merger. Lazard’s opinion was one of many factors considered by the Level 3 Board, as discussed further in “—Level 3’s Reasons for the Combination; Recommendation of the Combination by the Level 3 Board” beginning on page 61.

Analyst Estimates for CenturyLink

In connection with their evaluation of the fairness of the merger consideration, Level 3’s financial advisors reviewed financial projections with respect to CenturyLink referred to as the “Analyst Estimates for CenturyLink,” which were based on consensus published equity research analyst estimates of the future financial performance of CenturyLink and which were adjusted by Level 3 management. At the direction of the management of Level 3 and with the consent of the Level 3 Board, for purposes of its opinion, Citi relied on the Analyst Estimates for CenturyLink, and assumed that the financial results reflected in the Analyst Estimates for CenturyLink, together with the Synergies, will be realized in the amounts and at the times projected. At the direction of Level 3, for purposes of Lazard’s analysis and Lazard’s review of the business of CenturyLink, Lazard relied upon the Analyst Estimates for CenturyLink and, with the consent of Level 3, assumed that the Analyst Estimates for CenturyLink were a reasonable basis upon which to evaluate the future financial performance of CenturyLink.

The following table summarizes the Analyst Estimates for CenturyLink, which reflect the average of four research analysts that each published estimates for CenturyLink through 2020. The Analyst Estimates for CenturyLink did not give effect to the divestiture by CenturyLink of its data centers and colocation business. For the period through 2018, as to which a larger number of analyst estimates were published, the average estimates of these four research analysts were consistent with consensus equity research analyst estimates.

	2017(E)	2018(E)	2019(E)	2020(E)
	(In millions)
Revenue	$17,381	$17,358	$17,390	$17,490
EBITDA	$6,450	$6,424	$6,396	$6,391
Capital Expenditures	$2,965	$2,900	$2,874	$2,838

Additionally, the Level 3 financial advisors calculated or assumed other items impacting the projections, such as cash taxes, interest expense, working capital, pension funding and other cash sources and uses, in order to derive Free Cash Flow projections that were consistent with such average equity research analyst estimates for the periods shown above.

CenturyLink’s management was not involved in the preparation of the Analyst Estimates for CenturyLink, which were prepared based on published analyst reports. The Analyst Estimates for CenturyLink were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the Analyst Estimates for CenturyLink were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these Analyst Estimates for CenturyLink is not being included in this joint proxy statement/prospectus to influence your decision whether to vote in favor of any proposal, but, at the direction of Level 3 management, and with the consent of the Level 3 Board, these Analyst Estimates for CenturyLink were considered by Level 3’s financial advisors for purposes of their respective evaluations of the fairness of the merger consideration. You should be aware that no attempts have been made to update the Analyst Estimates for CenturyLink, which may no longer reflect current market conditions.

Financial Interests of CenturyLink Directors and Executive Officers in the Combination

Certain members of the CenturyLink Board and certain executive officers of CenturyLink may be deemed to have financial interests in the combination that are in addition to, or different from, the interests of CenturyLink shareholders generally. The CenturyLink Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the combination, in approving the merger agreement, and in recommending that the shareholders approve the issuance of CenturyLink common stock to the Level 3 stockholders in connection with the combination.

Positions with the Combined Company

Upon completion of the combination, R. Stewart Ewing, Jr., CenturyLink’s current Executive Vice President, Chief Financial Officer and Assistant Secretary, plans to retire. Following Mr. Ewing’s retirement, Mr. Sunit Patel, Executive Vice President and Chief Financial Officer of Level 3, will serve as Chief Financial Officer of the combined company. Following the completion of the combination, the members of the CenturyLink Board are expected to continue as directors of the combined company and the executive officers of CenturyLink, other than Mr. Ewing, are expected to continue to be executive officers of the combined company. Decisions on executive officers are subject to change as the parties complete integration planning and as decisions are made concerning the management structure of the company.

Severance Benefits

In the event that the employment of any executive officer of CenturyLink is terminated in connection with the combination, CenturyLink would be committed to pay certain severance benefits under existing programs described in CenturyLink’s prior SEC filings, and, in addition, the compensation committee of the CenturyLink Board could elect, depending on the facts and circumstances associated with the termination, to award additional severance benefits. As of the date of this filing, the executive officers of CenturyLink, other than Mr. Ewing, are expected to continue to be executive officers of the combined company, and no such awards have been granted.

Retention Programs

In November 2016, the compensation committee of the CenturyLink Board approved a cash retention program in the aggregate amount of up to $15 million, and discussed establishing in 2017 a separate equity retention program in the aggregate amount of up to $20 million. CenturyLink does not currently plan to make its executive officers eligible to participate in the cash retention program, but reserves the right to do so. Assuming CenturyLink subsequently establishes an equity retention plan, CenturyLink’s executive officers are expected to be eligible to participate in the equity retention program, and the compensation committee of the CenturyLink board may elect to name some or all of them as participants. As of the date hereof, CenturyLink has not granted any cash or equity retention awards to any of its executive officers in connection with the combination.

Financial Interests of Level 3 Directors and Executive Officers in the Combination

Certain members of the Level 3 Board and certain executive officers of Level 3 may be deemed to have interests in the combination that are in addition to, or different from, the interests of other Level 3 stockholders generally. The Level 3 Board was aware of these interests and considered them, among other matters, in approving the combination and the merger agreement and in making the recommendations that Level 3’s stockholders approve and adopt the merger agreement and approve the combination and the other transactions contemplated by the merger agreement. For purposes of the plans and agreements described below, to the extent applicable, the completion of the transactions contemplated by the merger agreement will constitute a change of control or term of similar meaning. These interests are described in further detail below, and certain of them are quantified in the narrative and table below. For purposes of this disclosure, Level 3’s executive officers are (a) Jeff K. Storey, President and Chief Executive Officer, (b) Sunit S. Patel, Executive Vice President and Chief Financial Officer, (c) John M. Ryan, Executive Vice President, Chief Legal Officer and Secretary, (d) Eric J. Mortensen, Senior Vice President and Controller, (e) Hector R. Alonso, Regional President Latin America, (f) Andrew E. Crouch, Regional President EMEA and GAM Division, and (g) Laurinda Y. Pang, Regional President North America and Asia Pacific. In addition, certain compensation arrangements with John Blount, Level 3’s former Regional President—North America and Asia, are described below.

Treatment of Level 3 Equity-Based Awards

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted prior to April 1, 2014 and each Level 3 RSU award granted to a non-employee member of the Level 3 Board will be cancelled in exchange for $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock covered by the award, less applicable withholding taxes.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted on or after April 1, 2014 (other than those granted to non-employee members of the Level 3 Board), will be converted into a restricted stock unit award relating to a number of shares of CenturyLink common stock equal to the product of (a) the “equity award exchange ratio” (described below) multiplied by (b) the number of shares of Level 3 common stock subject to the award immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the converted RSU awards will remain subject to the same terms and conditions (including vesting terms) applicable to such awards immediately prior to the effective time, except that any performance-based vesting conditions will be deemed satisfied based on the actual performance of Level 3 through the latest practicable date prior to the closing date of the combination (as determined by the compensation committee of the Level 3 Board) and the award will continue to vest based on continued service to CenturyLink. The “equity award exchange ratio” is equal to the sum of (1) 1.4286 plus (2) the quotient (rounded to four decimal places) of (a) $26.50 divided by (b) the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day immediately prior to the closing date of the combination.

Pursuant to the terms applicable to Level 3 RSU awards, upon a termination of a Level 3 RSU award holder’s employment by Level 3 without cause or by the award holder for good reason (which we refer to as a qualifying termination) at any time following the effective time of the initial merger, all of the then unvested restricted unit awards held by such award holder will vest. Notwithstanding the foregoing, any Level 3 RSU awards granted to the chief executive officer of Level 3 or his direct reports on or following October 31, 2016 will vest as to 50% of the award upon a qualifying termination.

The treatment described above will apply to all holders of Level 3 RSU awards, including Level 3’s executive officers and non-employee directors. Level 3 estimates that the aggregate amount that will be payable to its seven executive officers (including Level 3’s named executive officers) in respect of their Level 3 RSU awards is approximately $63.2 million, which assumes, for these purposes only, (a) that the consummation of the combination occurred on December 14, 2016 and the employment of each executive officer was terminated on such date, under circumstances that would entitle them to receive full accelerated vesting of their outstanding Level 3 RSU awards, (b) that achievement of any performance criteria for performance-based vesting Level 3 RSU awards for which there has not yet been a determination as to whether such performance criteria has been met is achieved at target levels if the consummation of the combination occurred on December 14, 2016, (c) a price per share of CenturyLink common stock of $23.68 (the average closing price of shares of CenturyLink common stock on the five days following the announcement of the combination), and (d) quantification of each executive officer’s equity awards is calculated based on the number of outstanding, unvested equity awards held by each executive officer on December 14, 2016. For an estimate of the amounts that will become payable to each of Level 3’s named executive officers on settlement of their unvested Level 3 RSU awards, see “—Quantification of Potential Payments to Level 3’s Named Executive Officers in Connection with the Combination” below. Level 3 estimates that the aggregate amount that would be payable to Level 3’s 10 non-employee directors for their unvested equity-based awards if the consummation of the combination occurred on December 14, 2016, and assuming a price per share of CenturyLink common stock of $23.68 (the average closing price of shares of CenturyLink common stock on the five days following the announcement of the combination), is approximately $1.9 million. For purposes of these estimates, with respect to Level 3 RSU awards granted on or following April 1, 2014, the equity award exchange ratio was determined assuming that the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day prior to the closing date of the combination was $23.68. In addition, for purposes of these estimates, with respect to Level 3 RSU awards granted prior to April 1, 2014, the estimated value of the acceleration of equity awards assumes that the Level 3 RSU awards vest immediately prior to the initial merger and receive the merger consideration ($26.50 in cash and 1.4826 shares of CenturyLink common stock) in respect of each share underlying the applicable Level 3 RSU award.

Severance Benefits

All of Level 3’s executive officers (including its named executive officers, other than Mr. Blount, whose employment terminated on December 31, 2015), and Mr. Alonso, are at-will employees and as such do not have employment contracts. However, certain senior members of Level 3’s management designated by the compensation committee of the Level 3 Board, including each of its executive officers (including its named executive officers, other than Mr. Blount, but excluding Mr. Alonso), participate in the Level 3 Key Executive Severance Plan, or KESP, which provides for the severance benefits described below upon a qualifying termination. In consideration for the severance benefits under the KESP, the executive officers are required to execute a release of claims and are subject to restrictive covenants concerning noncompetition and nonsolicitation of employees, customers and business partners, in each case, for 24 months following the applicable date of termination with respect to Messrs. Storey and Patel, 12 months following the applicable date of termination for Mr. Crouch, Ms. Pang and Mr. Ryan and nine months following the applicable date of termination for Mr. Mortensen.

If a qualifying termination occurs following the combination, the KESP provides that the Level 3 executive officers’ severance benefits would be comprised of the following:

•	Short-Term Incentive Payment. A prorated bonus for the year of termination based on his or her most recent target annual bonus;

•	Severance Payment. A lump sum cash payment equal to two times the sum of his base salary and most recent target annual bonus for Messrs. Storey and Patel, one times the sum of his or her base salary and most recent target annual bonus for each of Mr. Crouch, Ms. Pang and Mr. Ryan, and three-fourths times the sum of his base salary and most recent target annual bonus for Mr. Mortensen;

•	Insurance Continuation Payment. A lump sum cash payment equal to Level 3’s paid portion of continued medical and dental insurance coverage to cover 24 months for Messrs. Storey and Patel, twelve months for Mr. Crouch, Ms. Pang and Mr. Ryan, and nine months for Mr. Mortensen;

•	Outplacement Benefits. Reimbursement of up to $10,000 for the cost of outplacement services; and

•

Accelerated Vesting of Level 3 RSU Awards. As noted above, each Level 3 RSU award agreement provides that, upon a qualifying termination following the effective time of the initial merger, all of the then unvested Level 3 RSU awards will immediately become vested. As further described above under

“—Treatment of Level 3 Equity Awards,” this treatment will not apply to awards granted to the chief executive officer of Level 3 and his direct reports on or following October 31, 2016.

Each of the cash payments described above is payable on the 60th day following the participant’s qualifying termination of employment.

In addition, if Mr. Alonso experiences a qualifying termination, local law in Argentina provides that he would be entitled to severance benefits equal to a lump sum cash payment equal to (i) the product of (x) one-twelfth times (y) the sum of his (a) base salary plus (b) target annual bonus times (z) the number of years of service he has completed with Level 3 plus two; (ii) the product of the number of any accrued but unused vacation days as of such termination date times the quotient of (x) his monthly base salary divided by (y) twenty and (iii) a pro-rated bonus for the year of termination. In addition, Mr. Alonso would be entitled to outplacement assistance with a value equal to one month of base salary. As of December 14, 2016, Mr. Alonso will have completed 23 years of service with Level 3 and will have accrued 35 unused vacation days.

We estimate that the aggregate amount of severance that will become payable to Level 3’s seven executive officers (including the named executive officers) is approximately $22.1 million, which assumes that (a) each executive officer experienced a qualifying termination of employment on December 14, 2016 and (b) the value of accelerated equity awards is excluded, as such amount is described above under “—Treatment of Level 3 Equity Awards.” For an estimate of the amounts that would become payable to each of Level 3 named executive officers under KESP upon a qualifying termination, see “—Quantification of Potential Payments to Level 3’s Named Executive Officers in Connection with the Combination” below.

Retention Program

In order to promote retention and incentivize employees to consummate the combination, Level 3 retained the right to establish two retention programs under which Level 3’s chief executive officer or the compensation committee of the Level 3 Board may make cash awards to employees, including Level 3’s executive officers. Pursuant to the first program, Level 3 has the right to grant retention awards equal to up to $10 million in the aggregate that will generally vest and settle as to 50% as of the earlier to occur of (x) the closing date of the combination and (y) the merger agreement termination date, and will vest and settle as to the remaining 50% on the 90th day following the first payment date. In addition, Level 3 has retained the right to establish a second retention program to promote retention through and following the closing date of the combination, pursuant to which awards will be subject to an individual cap of one times the participant’s base salary. Awards granted pursuant to the second retention program will generally vest and settle as follows: (a) 34% as of the earlier to occur of (x) the closing date of the combination and (y) the merger agreement termination date, (b) 33% on the 180th day following the first payment date, and (c) 33% on the first anniversary of the first payment date. Notwithstanding the foregoing, all amounts payable pursuant to each of the retention programs will accelerate and be settled in the event that a participant in either retention program experiences (a) a termination by Level 3 or CenturyLink, as applicable, without cause, (b) solely for participants in the KESP, a resignation for good reason or (c) solely with respect to continuing employees with a title of Vice President and above (who do not participate in the KESP), a resignation due to a forced relocation of more than 50 miles. As of the date of this filing, no transaction bonuses had been allocated to Level 3’s executive officers.

Annual Restricted Stock Unit Awards

In recent years, Level 3 has typically granted equity awards to executive officers and certain other employees on an annual basis in April and July of each year, in the form of performance-based and time-based vesting Level 3 RSU awards. With respect to the annual equity awards that would have been granted in the ordinary course consistent with past practice in April and July of 2017, Level 3 expects to grant these awards during the first calendar quarter of 2017. The equity awards that will be granted to each executive officer in 2017 will be solely in the form of time-based vesting Level 3 RSU awards and will be subject to a three year vesting schedule, provided, that, if a recipient experiences a qualifying termination following the consummation of the combination, all of the then unvested Level 3 RSU awards held by such recipient will vest, except that upon a qualifying termination of the Level 3 chief executive officer or his direct reports, only 50% of the recipient’s then unvested Level 3 RSU award will vest. In addition, in recent years, Level 3 has typically granted equity awards to non-employee directors of the Level 3 Board on an annual basis in July of each year in the form of time-based vesting Level 3 RSU awards. Equity awards of the Level 3 Board will be granted to each non-employee director in 2017 in the ordinary course of business consistent with past practice and will be solely in the form of time-based vesting Level 3 RSU awards that will be subject to a one-year vesting schedule, provided that the Level 3 RSU awards granted to non-employee directors will immediately vest upon the consummation of the combination.

Annual Incentive Plan Payments

Level 3 maintains the Corporate Discretionary Bonus Program, pursuant to which executive officers and other employees are entitled to annual cash bonuses based on corporate and individual performance. Level 3 will continue to maintain this plan until the completion of the combination. Target bonus amounts for the 2017 calendar year will be established consistent with past practice and executive officers and other employees who participate in the 2017 Corporate Discretionary Bonus Program will be entitled to receive pro-rated bonuses for the portion of 2017 prior to the consummation of the combination. For participants in the KESP, the pro-rated bonus that participants are eligible to receive under the KESP upon a qualifying termination will be reduced by any pro-rated bonus paid in respect of the fiscal year 2017 prior to the consummation of the combination.

“Golden Parachute” Excise Taxes

No individual agreements with an executive officer, nor the Key Executive Severance Plan, provide for any payment to any executive officer in connection with an executive’s liability for excise taxes pursuant to Section 4999 of the Code. The Key Executive Severance Plan, however, provides that, if a payment to an executive thereunder constitutes a “parachute payment” within the meaning of Section 280G of the Code or is subject to the excise tax imposed by Section 4999 of the Code, such payment will be reduced to the greater of (a) the amount that would result in no payment to the executive being subject to the excise tax under Section 4999 of the Code and (b) the amount that would result in the executive’s receipt, on an after-tax basis (including excise taxes imposed under Section 4999 of the Code), of the greatest amount of the payments.

Under the terms of the merger agreement, for tax planning purposes with respect to Sections 280G and 4999 of the Code, Level 3 has the right to pay executive officers full year annual bonus awards based on the actual performance of Level 3 or the executive officer in respect of the 2016 fiscal year in 2016 rather than at the time such annual bonuses would be ordinarily paid in 2017.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Level 3’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation following the combination. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 132.

Quantification of Potential Payments to Level 3’s Named Executive Officers in Connection with the Combination

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of Level 3’s named executive officers that is based on or otherwise relates to the combination and assumes, among other things, that the named executive officers will experience a qualifying termination of employment immediately following the consummation of the combination.

Please note that the amounts described below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the completion of the combination. For purposes of calculating such amounts, we have assumed:

•	December 14, 2016 as the closing date of the combination,

•	a termination of each named executive officer’s employment on December 14, 2016 by the combined company that constitutes a qualifying termination, and

•	quantification of outstanding Level 3 RSU awards is calculated based on the outstanding equity awards held by each named executive officer on December 14, 2016.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)
Named Executive Officers(5)
Jeff K. Storey	8,634,640	24,441,601	—	10,000	—	—	33,086,241
Sunit S. Patel	3,716,393	14,193,488	—	10,000	—	—	17,919,881
Andrew E. Crouch	3,712,829	6,749,378	—	10,000	—	—	10,472,207
Laurinda Y. Pang	2,032,667	6,719,464	—	10,000	—	—	8,762,131

(1)	The cash amount payable to each of the named executive officers is a lump sum cash payment consisting of the following components:
a.	A severance payment equal to the product of (i) 2 for Messrs. Storey and Patel and 1 for the other named executive officers, multiplied by (ii) the sum of the named executive officer’s annual base salary as in effect on the date hereof and target bonus for fiscal year 2016;
b.	An amount equal to the named executive officer’s pro-rated bonus for the year of termination based on his or her target annual bonus for fiscal year 2016; and
c.	An amount equal to Level 3’s paid portion of continued medical and dental insurance coverage to cover twenty-four months for Messrs. Storey and Patel and twelve months for Mr. Crouch and Ms. Pang.

The estimated amount of each component of the cash payment is set forth in the table below.

Name (A)(B)	Severance Payment ($)	Pro-Rated Annual Bonus ($)(C)	COBRA Payment ($)	Total ($)
Named Executive Officers
Jeff K. Storey	6,600,000	2,003,448	31,192	8,634,640
Sunit S. Patel	2,600,000	1,085,201	31,192	3,716,393
Andrew E. Crouch	2,176,000	1,514,989	21,840	3,712,829
Laurinda Y. Pang	1,100,000	918,247	14,420	2,032,667

(A)	In consideration for the severance benefits under the KESP, the executive officers are required to execute a release of claims and are subject to restrictive covenants concerning noncompetition and nonsolicitation of employees, customers and business partners, in each case, for twenty-four months following the applicable date of termination with respect to Messrs. Storey and Patel and twelve months following the applicable date of termination for each of the other participants. All of the cash payments are “double-trigger” benefits (meaning that they are contingent upon a qualifying termination following the consummation of the combination).
(B)	As of December 14, 2016, no retention bonuses have been allocated to Level 3’s named executive officers.
(C)	With respect to Mr. Patel and Ms. Pang, amounts include a pro-rated payment of a special one-time cash bonus which each of Mr. Patel and Ms. Pang are eligible to earn for the 2016 fiscal year, equal to $487,500 and $412,500, respectively.

(2)	As described in more detail above in “—Treatment of Level 3’s Equity Awards,” upon the consummation of the combination, Level 3 RSUs granted prior to April 1, 2014 held by the named executive officers would vest (to the extent unvested) and be converted into the right to receive the merger consideration in respect of each net shares subject to the Level 3 RSU, after taking into account the applicable required withholding taxes. The vesting of the Level 3 RSU awards granted prior to April 1, 2014 is “single-trigger” (meaning that they are payable automatically as a result of the consummation of the combination).

In addition, as described in more detail above in “—Treatment of Level 3’s Equity Awards,” upon a qualifying termination following the consummation of the combination, all Level 3 RSU awards granted on or following April 1, 2014 and prior to October 31, 2016 held by the named executive officers will vest (to the extent unvested). The vesting of the Level 3 RSU awards granted on or following April 1, 2014 is “double-trigger” (meaning that they are contingent upon a qualifying termination following the consummation of the combination).

The amounts above and in the table below assume a price per share of CenturyLink common stock of $23.68 (the average closing price of shares of CenturyLink common stock on the five days following the announcement of the combination) and achievement of any performance criteria for performance-based vesting Level 3 RSU awards at target levels. For purposes of these estimates, with respect to Level 3 RSU awards granted on or following April 1, 2014, the equity award exchange ratio was determined assuming that the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day prior to the closing date of the merger was $23.68. In addition, for purposes of these estimates, with respect to Level 3 RSU awards granted prior to April 1, 2014, the estimated value of the acceleration of equity awards assumes that the Level 3 RSU awards vest immediately prior to the merger and receive the merger consideration ($26.50 in cash and 1.4826 shares of CenturyLink common stock) in respect of each share underlying the applicable Level 3 RSU award.

(3)	As described in more detail above in “—Annual Restricted Stock Unit Awards,” with respect to any Level 3 RSU award granted to a named executive officer on or following October 31, 2016, upon a qualifying termination following the consummation of the combination, one-half of the then unvested Level 3 RSU awards granted in 2017 will vest.

Name	Value of Unvested Units Granted prior to April 1, 2014 ($)	Value of ] Unvested Stock Units Granted on or Following April 1, 2014 ($)
Named Executive Officers
Jeff K. Storey	1,508,231	22,933,370
Sunit S. Patel	754,117	13,439,371
Andrew E. Crouch	414,765	6,334,613
Laurinda Y. Pang	263,941	6,455,523
(4)	Each named executive officer will be entitled to reimbursement of up to $10,000 for the cost of outplacement services in connection with a qualifying termination following the consummation of the combination (i.e., a “double trigger” payment).
(5)	John T. Blount, Level 3’s former Regional President, North America and Asia Pacific, is a named executive officer for purposes of item 402 of Regulation S-K; however, he is not entitled to any compensation or benefits in connection with the consummation of the merger, other than any benefits he might be entitled to as a stockholder of Level 3 generally. Mr. Blount retired from Level 3 on December 31, 2015.

Certain Forecasts Prepared by CenturyLink

CenturyLink does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year, and CenturyLink is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the combination, CenturyLink provided to its board of directors and financial advisors non-public, internal financial forecasts regarding CenturyLink’s anticipated future operations for fiscal years 2017 to 2021, which we refer to as the CenturyLink forecasts. The CenturyLink forecasts reflect the anticipated impact of CenturyLink’s previously announced plan to divest of its data centers and colocation business, based on the assumption that this divesture would have been completed as of January 1, 2017. CenturyLink has included below a summary of these forecasts to give its shareholders access to certain non-public information that was considered by the CenturyLink Board for purposes of evaluating the combination and was also provided to CenturyLink’s financial advisors.

A summary of the CenturyLink forecasts, which were prepared in August 2016 based upon the assumptions and considerations described below, is set forth below.

	2017(E)	2018(E)	2019(E)	2020(E)	2021(E)
	(In millions)
Revenue	$16,988	$17,267	$17,826	$18,537	$19,369
EBITDA(1)	$6,252	$6,202	$6,302	$6,452	$6,652
Capital Expenditures	$3,100	$2,900	$2,900	$2,601	$2,600

(1)	CenturyLink calculated forecasted EBITDA by taking the forecast of operating income, adjusted for any forecasted special items that impact operating income, and adding back the amount of depreciation and amortization, which was also adjusted for any forecasted special items that impact depreciation and amortization. CenturyLink uses the term EBITDA as a non-GAAP measure. EBITDA does not represent the residual cash flow available for discretionary expenditures, as mandatory debt service requirements and other non-discretionary expenditures are not deducted from the measure. It is also not intended to be used as a replacement for the GAAP measures of operating income or cash flows provided by operating activities. Rather it is intended to provide additional information to enhance the understanding of CenturyLink’s GAAP financial information, and it should be considered by investors in addition to, but not in substitution for, the GAAP measures.

CenturyLink’s management also provided similar financial forecasts to Level 3 in connection with the due diligence review of CenturyLink conducted by Level 3, and to Level 3’s financial advisors, in connection with their evaluation of the fairness of the merger consideration. The financial forecasts that CenturyLink provided to Level 3 and Level 3’s financial advisors did not give effect to the divestiture by CenturyLink of its data centers and colocation business. A summary of the CenturyLink financial forecasts that were provided to Level 3 and Level 3’s financial advisors is set forth below.

	2017(E)	2018(E)	2019(E)	2020(E)	2021(E)
	(In millions)
Revenue	$17,612	$17,913	$18,494	$19,227	$20,078
EBITDA(1)	$6,500	$6,450	$6,550	$6,700	$6,900
Capital Expenditures	$3,100	$2,900	$2,900	$2,600	$2,600

(1)	CenturyLink calculated forecasted EBITDA by taking the forecast of operating income, adjusted for any forecasted special items that impact operating income, and adding back the amount of depreciation and amortization, which was also adjusted for any forecasted special items that impact depreciation and amortization. CenturyLink uses the term EBITDA as a non-GAAP measure. EBITDA does not represent the residual cash flow available for discretionary expenditures, as mandatory debt service requirements and other non-discretionary expenditures are not deducted from the measure. It is also not intended to be used as a replacement for the GAAP measures of operating income or cash flows provided by operating activities. Rather it is intended to provide additional information to enhance the understanding of CenturyLink’s GAAP financial information, and it should be considered by investors in addition to, but not in substitution for, the GAAP measures.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these internal financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote in favor of any proposal, but because these internal financial forecasts were considered by the CenturyLink Board and financial advisors for purposes of evaluating the combination or because they were provided by CenturyLink to Level 3 and its financial advisors. You should be aware that CenturyLink has made no attempt to update its projections or reassess their underlying assumptions, all of which reflected information available to management as of August 2016, and which may no longer reflect current market conditions or the state of CenturyLink’s business, operations or financial condition.

CenturyLink’s internal financial forecasts do not give effect to the combination. While presented with numerical specificity, these internal financial forecasts were based on numerous variables and assumptions known to CenturyLink’s management at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of CenturyLink’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of CenturyLink (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory and competitive environment, changes in technology and consumer preferences, general business and economic conditions and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. For all these reasons, the internal financial forecasts, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative, and (iii) are subject to a number of risks and uncertainties. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the projections will be realized.

The inclusion of these internal financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of CenturyLink, Level 3 or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of CenturyLink, Level 3 or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. CenturyLink does not intend to make publicly available any update or other revision to these internal financial forecasts. None of CenturyLink or its respective affiliates, advisors, officers, directors, partners or representatives has made, makes or is authorized in the future to make any representation to any shareholder or other person regarding CenturyLink’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved, and any statements to the contrary should be disregarded. CenturyLink has made no representation to Level 3, in the merger agreement or otherwise, concerning these internal financial forecasts.

Certain Forecasts Prepared by Level 3

Level 3 does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Level 3 is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Level 3 in connection with the combination, Level 3’s management prepared and provided to CenturyLink, as well as to Citi and Lazard, in connection with their respective evaluation of the fairness of the merger consideration, non-public, internal financial forecasts regarding Level 3’s projected future operations for the 2017 through 2021 fiscal years. Level 3 has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the Level 3 Board for purposes of evaluating the combination. The Level 3 Board also considered non-public, financial forecasts prepared by CenturyLink regarding CenturyLink’s anticipated future operations for the 2017 through 2021 fiscal years for purposes of evaluating CenturyLink and the combination. See “The Combination and the Stock Issuance—Certain Forecasts Prepared by CenturyLink” beginning on page 111 for more information about the forecasts prepared by CenturyLink.

The Level 3 internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles in the United States. KPMG LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP reports incorporated by reference in this joint proxy statement/prospectus relate only to Level 3’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts included below is not being included to influence your decision whether to vote for the merger proposal, but because these internal financial forecasts were provided by Level 3 to CenturyLink, Citi and Lazard.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Level 3’s businesses) that are inherently subjective and uncertain and are beyond the control of Level 3’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Level 3’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the “Risk Factors” section of Level 3’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of Level 3, CenturyLink or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of Level 3, CenturyLink or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. Level 3 does not intend to make publicly available any update or other revision to these internal financial forecasts. None of Level 3 or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding Level 3’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. Level 3 has made no representation to CenturyLink, in the merger agreement or otherwise, concerning these internal financial forecasts. The below forecasts do not give effect to the combination. Level 3 urges all stockholders to review Level 3’s most recent SEC filings for a description of Level 3’s reported financial results.

	2017(E)	2018(E)	2019(E)	2020(E)	2021(E)
	(In millions)
Revenue	$8,437	$8,831	$9,249	$9,683	$10,137
EBITDA(1)	$2,877	$3,092	$3,323	$3,566	$3,794	(2)
Capital Expenditures	$1,346	$1,282	$1,321	$1,393	$1,470

(1)	EBITDA is defined as net income (loss) before income tax (expense) benefit, total other income (expense), non-cash impairment charges and depreciation and amortization. Level 3 typically discloses Adjusted EBITDA which is defined as net income (loss) before income tax (expense) benefit, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense.
(2)	In the financial forecasts provided to CenturyLink and its financial advisors, estimated EBITDA for 2021(E) was also indicated as $3,792.

Regulatory Approvals

HSR Act and Antitrust. The combination is subject to the requirements of the HSR Act, which prevents CenturyLink and Level 3 from completing the combination until required information and materials are furnished to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the U.S. Federal Trade Commission, which we refer to as the FTC, and the statutory waiting period is terminated or expires. CenturyLink and Level 3 filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC on December 12, 2016. The DOJ, the FTC or others may challenge the combination on antitrust grounds, either before or after the expiration or termination of the waiting period, including without limitation seeking to enjoin the completion of the combination or permitting completion subject to concessions or conditions. The combination may also be reviewed by competition law authorities outside of the United States. We cannot assure you that a challenge to the combination will not be made or that, if a challenge is made, it will not succeed or will not include conditions that could be detrimental or result in the abandonment of the combination.

FCC Approval. The federal Communications Act of 1934, as amended, and the Cable Landing License Act of 1921 each require the FCC grant prior consent for the transfer of control of certain types of licenses and other authorizations issued by the FCC. On December 12, 2016, CenturyLink and Level 3 filed the required applications for FCC consent to the transfer to CenturyLink of control of Level 3 and the Level 3 subsidiaries that hold such licenses and authorizations. These applications for FCC consent are subject to public comment and possible oppositions of third parties, and require the FCC to affirmatively determine that the combination serves the public interest. We cannot assure you that the requisite FCC approval will be obtained on a timely basis or at all. In addition, we cannot assure you that such approval will not include conditions that could be detrimental or result in the abandonment of the combination.

State Regulatory Approvals. CenturyLink, Level 3 and various of their subsidiaries hold certificates, licenses and service authorizations issued by various state public utility or public service commissions. Certain of the state commissions require formal applications for the transfer of control of these certificates, licenses and authorizations. Applications for state approvals are subject to public comment and possible oppositions of third parties who may file objections. In addition to these applications, CenturyLink and Level 3 may file notifications of the combination in certain states where formal applications are not required as a matter of sound business practice, and some of these or other state commissions could, nonetheless, still initiate proceedings investigating the combination. CenturyLink and Level 3 expect to file these state transfer applications and notifications in mid to late December and in January. CenturyLink and Level 3 believe that the combination complies with applicable state standards for approval, but there can be no assurance that the state commissions will grant the transfer applications on a timely basis or at all. In addition, we expect that certain states will impose conditions upon their approvals of the combination. We cannot assure you that any such conditions will not be detrimental or result in the abandonment of the combination.

CFIUS Clearance. To the extent CenturyLink deems appropriate and applicable, after consultation with Level 3, CenturyLink may seek clearance from the CFIUS for the combination. CFIUS clearance requires that CFIUS (1) has determined that the combination is not a covered transaction and not subject to review under Section 721 of the Defense Production Act of 1950, as amended (“Section 721”), (2) has determined that there are no unresolved national security concerns with respect to the combination and the other transactions contemplated by the merger agreement, or (3) has sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by CenturyLink and Level 3 and either (A) the 15-day period under Section 721, during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the combination or the other transactions contemplated by the merger agreement has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the combination or the other transactions contemplated by the merger agreement.

Team Telecom Approval. A Network Security Agreement, dated September 26, 2011 (which we refer to as the NSA) currently exists by and between Level 3 and the U.S. Departments of Defense, Homeland Security and Justice, which we refer to as the Team Telecom Agencies. Pursuant to the terms of the NSA, Level 3 must promptly notify the Team Telecom Agencies of the filing of the FCC applications to transfer control of Level 3’s applicable licenses and authorizations to CenturyLink. The Team Telecom Agencies will conduct a review of the combination in connection with the NSA that may result in (1) termination of the 2011 NSA; (2) amendment of the 2011 NSA; or (3) negotiation of a new mitigation instrument with the Team Telecom Agencies.

DSS Approval. As both CenturyLink and Level 3 hold facility security clearances, CenturyLink, as the acquirer and the surviving parent company, is required to file an updated certificate pertaining to its foreign interests with the Defense Security Service, which we refer to as DSS, regarding the planned change in foreign ownership, control, and influence (which we refer to as FOCI) of its cleared subsidiaries. DSS may require CenturyLink to submit a FOCI action plan, the measures of which would supersede the Security Control Agreement between Level 3 and the United States Department of Defense dated April 3, 2012, and could result in the execution of a new FOCI mitigation instrument relating to the cleared subsidiaries of Level 3 and CenturyLink.

Other Regulatory Matters. The combination may require the approval of telecommunications regulators outside the United States where CenturyLink or Level 3 hold licenses, or municipalities where CenturyLink or Level 3 holds franchises to provide communications and other services. The combination may also be subject to certain regulatory requirements of other municipal, state, federal or international governmental agencies and authorities.

Exchange of Shares in the Mergers

At or prior to the effective time of the initial merger, CenturyLink will appoint an exchange agent to handle the exchange of shares of Level 3 common stock for shares of CenturyLink common stock and the related cash consideration. At the effective time of the initial merger, each issued and outstanding share of Level 3 common stock (excluding shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will be canceled and will represent only the right to receive 1.4286 shares of CenturyLink common stock, and $26.50 in cash. As promptly as practicable after the effective time of the initial merger, the exchange agent will send to each holder of record of Level 3 common stock at the effective time of the initial merger, other than holders that have properly perfected their rights of appraisal pursuant to Delaware law, a letter of transmittal and instructions for effecting the exchange of Level 3 common stock for the merger consideration the holder is entitled to receive under the merger agreement.

Upon surrender of stock certificates or uncertificated shares of Level 3 common stock for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Level 3 stockholder will receive the following: (i) the share consideration to which such Level 3 stockholder is entitled, (ii) the cash consideration to which such Level 3 stockholder is entitled and (iii) cash in lieu of fractional shares of CenturyLink common stock, if any. Level 3 stockholders will not receive any fractional shares of CenturyLink common stock pursuant to the initial merger. After the effective time of the initial merger, Level 3 will not register any transfers of the shares of Level 3 common stock. Shares of CenturyLink stock issued in connection with the combination will be issued in uncertificated, book-entry form.

After the effective time of the initial merger, shares of Level 3 common stock (other than such shares the holders of which have properly exercised their statutory rights of appraisal under Delaware law) will no longer be issued and outstanding, will be canceled and will cease to exist, and each certificate, if any, that previously represented Level 3 common stock will represent only the right to receive the merger consideration as described above. With respect to such shares of CenturyLink common stock deliverable upon the surrender of Level 3 share certificates, until holders of such Level 3 share certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of CenturyLink common stock with a record date after the effective time of the initial merger.

CenturyLink shareholders need not take any action with respect to their stock certificates.

Treatment of Level 3 Equity Awards

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted prior to April 1, 2014 and each Level 3 RSU award granted to a non-employee member of the Level 3 Board will be cancelled in exchange for $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock covered by the award, less applicable withholding taxes.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted on or after April 1, 2014 (other than those granted to non-employee members of the Level 3 Board), will be converted into a restricted stock unit award relating to a number of shares of CenturyLink common stock equal to the product of (a) the “equity award exchange ratio” (described below) multiplied by (b) the number of shares of Level 3 common stock subject to the award immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the converted RSU awards will remain subject to the same terms and conditions (including vesting terms) applicable to such awards immediately prior to the effective time, except that any performance-based vesting conditions will be deemed satisfied based on the actual performance of Level 3 through the latest practicable date prior to the closing date of the combination (as determined by the compensation committee of the Level 3 Board) and the award will continue to vest based on continued service to CenturyLink. The “equity award exchange ratio” is equal to the sum of (1) 1.4286 plus (2) the quotient (rounded to four decimal places) of (a) $26.50 divided by (b) the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day immediately prior to the closing date of the combination.

Dividend Policy

CenturyLink currently pays an annual dividend of $2.16 per share. Following the closing of the combination, CenturyLink expects to continue its current dividend for shareholders of the combined company, subject to any factors that its board of directors in its discretion deems relevant. See “CenturyLink cannot assure you that it will be able to continue paying dividends at the current rate or at all,” in “Risk Factors—Risk Factors Relating to CenturyLink Following the Combination—Other Risks.”

Level 3 did not pay any dividends in 2014, 2015 or 2016. Level 3’s current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in its business. As a result, Level 3’s directors and management do not anticipate paying any cash dividends on shares of Level 3 common stock in the foreseeable future. In addition, Level 3 is effectively restricted under the merger agreement and certain debt covenants from paying cash dividends on shares of Level 3 common stock.

Listing of CenturyLink Common Stock

It is a condition to the completion of the combination that the CenturyLink common stock issuable in connection with the combination be approved for listing on the NYSE, subject to official notice of issuance.

Financing Related to the Combination

CenturyLink anticipates that the funds needed to complete the combination will be derived from (i) available cash on hand of CenturyLink and Level 3 and (ii) third-party debt financing, which we refer to as the debt financing, which may include some combination of the following: a senior secured revolving credit facility, one or more senior secured term loan facilities, a senior secured bridge loan facility and the issuance of senior secured notes or other debt securities. On October 31, 2016, CenturyLink obtained a debt commitment letter, which was amended and restated on November 13, 2016, and further amended on November 15, 2016, which we refer to as the debt commitment letter, from Bank of America, N.A., Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Bank PLC, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Goldman Sachs Bank USA, SunTrust Bank, Mizuho Bank, Ltd., Regions Bank, Fifth Third Bank, Credit Suisse AG, Cayman Islands Branch and U.S. Bank, National Association, which we refer to collectively as the commitment parties, pursuant to which the commitment parties and/or certain of their affiliates have agreed to provide a $2.0 billion senior secured revolving credit facility, a $1.5 billion senior secured term loan “a” credit facility, a $4.5 billion senior secured term loan “b” credit facility and a $2.225 billion senior secured bridge loan facility (which we refer to collectively as the facilities), together with certain backstop commitments designed to provide additional financing in certain limited instances. The bridge loan facility will only be drawn to the extent CenturyLink is unable to raise such amounts by issuing senior secured notes or other debt securities at or prior to the closing of the combination.

Each commitment party’s commitments to provide the facilities and each commitment party’s agreements to perform the services described in the commitment letter will automatically terminate on the earliest of (i) the date of termination of the merger agreement in accordance with its terms, (ii) the closing of the combination with or without the use of such facilities and (iii) 11:59 p.m. on October 31, 2017 (or, if the “Termination Date” as defined in the merger agreement is extended in certain circumstances (see “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”), the date to which it is extended that is not later than 11:59 p.m. on January 31, 2018).

The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this joint proxy statement/prospectus. Although the debt financing described in this joint proxy statement/prospectus is not subject to due diligence or a “market out,” such financing may not be considered assured. The obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions, and it is anticipated that the definitive debt financing documentation will also include certain funding conditions. There is a risk that these conditions will not be satisfied and the debt financing may not be available when required. In addition, CenturyLink has the right under the merger agreement to substitute the proceeds of other debt financing, or commitments for other debt financing, for all or any portion of the facilities committed under the commitment letter. As of the date of this joint proxy statement/prospectus, no such other debt financing has been arranged. CenturyLink’s obligation to complete the combination is not conditioned upon the receipt of any financing.

Level 3 Consent Solicitation. Approximately $5.9 billion of senior notes issued by Level 3 and its subsidiaries and approximately $4.6 billion of Level 3’s outstanding term loans require Level 3 to offer to repurchase such senior notes or to repay such term loans, as applicable, if a change of control triggering event under the applicable definitive documentation occurs, which, in each case, requires both a change of control and a ratings decline to below a specified level. The debt commitment letter previously provided for commitments from the commitment parties for debt financing facilities to replace any senior notes of Level 3 and its subsidiaries and any of Level 3’s term loans to the extent required to be repurchased or repaid in connection with a change of control triggering event, which we refer to as the change of control backstop commitment. On November 10, 2016, Level 3 commenced a consent solicitation of Level 3’s current noteholders and term loan lenders to amend the indenture and supplemental indentures governing the senior notes and the credit agreement governing its term loans to provide that the combination will not constitute a change of control as defined therein, subject to, with regard to the notes, delivery of an officers’ certificate to the Trustee under the indentures providing the certification required by the supplemental indentures. On November 22, 2016, Level 3 announced that it had obtained the requisite consents with respect to the proposed amendments. As a result of the receipt of the requisite consents with respect to the proposed amendments, the change of control backstop commitment automatically terminated in accordance with the terms of the commitment letter.

Delisting and Deregistration of Level 3 Shares

When the combination is completed, the Level 3 common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights

Level 3 stockholders who do not vote in favor of the proposal to adopt the merger agreement will have the right to demand appraisal of their shares of Level 3 common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Annex H to this joint proxy statement/prospectus, and a summary of these provisions can be found under “Appraisal Rights.” Failure to strictly comply with the applicable provisions of Delaware law will result in the loss of the right of appraisal.

Under the LBCA, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the CenturyLink stock issuance proposal.

THE MERGER AGREEMENT

The following section summarizes the material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of CenturyLink and Level 3 are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. CenturyLink and Level 3 stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the combination, including the approval and adoption of the merger agreement and approval of the combination or the approval of the CenturyLink stock issuance. This summary is qualified in its entirety by reference to the merger agreement.

The merger agreement is described in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about CenturyLink or Level 3. The merger agreement contains representations and warranties that the parties made to each other as of the date of the merger agreement or other specific dates, solely for purposes of the contract between the parties, and those representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. Accordingly, the representations and warranties may not be accurate or complete characterizations of the actual state of facts at any time. In particular, the representations and warranties:

•	may not be intended to establish matters of fact, but rather to allocate the risk between the parties in the event the statements contained in the representations and warranties prove to be inaccurate;

•	have been modified in important part by certain underlying disclosures that were made between the parties in connection with the negotiation of the merger agreement, which are not reflected in the merger agreement itself or publicly filed; and

•	are subject to contractual standards of materiality different from what is generally applicable to you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182.

Terms of the Combination; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, merger sub 1 will merge into Level 3, with Level 3 continuing as the surviving company, an indirect wholly owned subsidiary of CenturyLink. Immediately after the effective time of the initial merger, Level 3 will merge with merger sub 2, with merger sub 2 continuing as the surviving company, an indirect wholly owned subsidiary of CenturyLink. At the effective time of the initial merger, each share of Level 3 common stock issued and outstanding immediately prior thereto (excluding shares held by Level 3, CenturyLink and their respective subsidiaries and shares as to which appraisal rights have been properly exercised pursuant to Delaware law) will be exchanged for 1.4286 shares of CenturyLink common stock plus the right to receive $26.50 in cash.

CenturyLink will not issue fractional shares of CenturyLink common stock pursuant to the merger agreement. Instead, each Level 3 stockholder who otherwise would have been entitled to receive a fraction of a share of CenturyLink common stock will receive cash in lieu thereof, as provided in the merger agreement.

The exchange ratio will be appropriately and proportionately adjusted to reflect the effect of any stock split, subdivision, consolidation, combination, reclassification, dividend or distribution of shares or other change with respect to the shares of CenturyLink common stock or shares of Level 3 common stock prior to the effective time of the combination.

Completion of the Combination

Unless the parties agree otherwise, the closing of the combination will take place on the date that is the later of (i) the third business day after the satisfaction or waiver (subject to applicable law) of the conditions to the closing of the combination have been satisfied or waived (other than conditions that, by their nature are to be satisfied at the closing of the combination, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the closing of the combination) and (ii) the final day of the marketing period or such earlier date as may be specified by CenturyLink upon notice to Level 3. The initial merger and the subsequent merger will be effective on the date shown on the certificates of merger filed with the Secretary of State of the State of Delaware, in accordance with the laws of Delaware.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Level 3 and CenturyLink. Level 3 has made representations and warranties regarding, among other things:

•	corporate organization and power;

•	qualification to do business;

•	absence of conflict or violation;

•	consents and approvals;

•	authorization and validity of agreement;

•	capitalization and related matters;

•	subsidiaries and equity investments;

•	SEC reports;

•	absence of certain changes or events;

•	tax matters;

•	absence of undisclosed liabilities;

•	real property;

•	intellectual property;

•	licenses and permits;

•	compliance with law;

•	litigation;

•	contracts;

•	employee benefit plans;

•	insurance;

•	affiliate transactions;

•	vendors and customers;

•	labor matters;

•	environmental matters;

•	absence of brokers or similar financial intermediaries;

•	network operations and building access;

•	state takeover statutes;

•	opinion of financial advisor;

•	board approval;

•	the rights agreement dated as of April 10, 2011 between Level 3 and Wells Fargo Bank, N.A. as rights agent, as amended, which we refer to as the Level 3 rights agreement;

•	required stockholder vote;

•	absence of illegal or unauthorized payments, political contributions and exports; and

•	absence of material restrictions on Level 3’s ability to prepay certain intercompany indebtedness.

CenturyLink has made representations and warranties regarding, among other things:

•	corporate organization and power;

•	qualification to do business;

•	absence of conflict or violation;

•	consents and approvals;

•	authorization and validity of agreement;

•	capitalization and related matters;

•	subsidiaries and equity investments;

•	SEC filings;

•	absence of certain changes or events;

•	tax matters;

•	absence of undisclosed liabilities;

•	intellectual property;

•	licenses and permits;

•	compliance with law;

•	litigation;

•	contracts;

•	employee benefit plans;

•	affiliate transactions;

•	labor matters;

•	environmental matters;

•	absence of brokers or similar financial intermediaries;

•	financing;

•	network operations;

•	state takeover statutes;

•	board approval;

•	required stockholder vote;

•	absence of illegal or unauthorized payments, political contributions and exports;

•	opinion of financial advisor; and

•	solvency.

The merger agreement also contains certain representations and warranties of CenturyLink with respect to its indirect wholly owned subsidiaries, merger sub 1 and merger sub 2, including corporate organization, qualification to do business, no conflicts or violation, capitalization and authority with respect to the execution and delivery of the merger agreement.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to a party, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (i) is, or is reasonably likely to become, materially adverse to the business, assets, financial condition, properties, liabilities or results of operations of a party and its subsidiaries, taken as a whole, or (ii) would prevent or materially impair or materially delay the ability of a party to perform its obligations under the merger agreement or to consummate the combination or the other transactions contemplated by the merger agreement. With respect to clause (i) above, the definition of “material adverse effect” excludes any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of:

•	general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (except to the extent that such event, change, circumstance, effect, development or state of facts affects the applicable party and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries in which the applicable party and its subsidiaries operate);

•	changes or conditions generally affecting the industries in which such party and its subsidiaries operate (except to the extent that such event, change, circumstance, effect, development or state of facts affects the applicable party and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries in which the applicable party and its subsidiaries operate);

•	changes in applicable laws, regulations or GAAP (or authoritative interpretations of the foregoing);

•	the negotiation, execution, announcement, pendency or performance of the merger agreement or the combination, or the consummation of the combination, including the impact on relationships (contractual or otherwise) with employees, customers, suppliers or partners;

•	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts threatened or underway as of October 31, 2016 (except to the extent that such event, change, circumstance, effect, development or state of facts affects the applicable party and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries in which the applicable party and its subsidiaries operate);

•	earthquakes, hurricanes, floods, or other natural disasters (except to the extent that such event, change, circumstance, effect, development or state of facts affects the applicable party and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries in which the applicable party and its subsidiaries operate);

•

any failure, in and of itself, by a party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Level 3 material adverse effect to the extent not otherwise included);

•	any change, in and of itself, in the market price or trading volume of a party’s securities (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Level 3 material adverse effect to the extent not otherwise included); or

•	the taking of any specific action required by, or the failure to take any specific action expressly prohibited by, the merger agreement.

Conduct of Business

Each of Level 3 and CenturyLink has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the combination. In general, Level 3 has agreed to (i) conduct in all material respects its and its subsidiaries’ business in the ordinary course of business and in a manner consistent with past practice and in all material respects in compliance with applicable laws, (ii) use commercially reasonable efforts to maintain in all material respects its and its subsidiaries’ assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (iii) use commercially reasonable efforts, consistent with the foregoing, to preserve substantially intact the business organization of Level 3 and its subsidiaries, to keep available the services of the then-present executive officers and other key employees of Level 3 at the level of senior vice president or above, and to preserve, in all material respects, the present relationships of Level 3 and its subsidiaries with all persons with whom it has significant business relationships.

In addition, Level 3 has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the combination, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without CenturyLink’s prior written consent, which, subject to specified exceptions, may not be unreasonably delayed, withheld or conditioned:

•	make any change in any of its organizational documents;

•	issue any additional shares of capital stock or other equity securities or grant any option, warrant or right to acquire any capital stock or other equity interests, or alter in any way its outstanding securities or its capitalization;

•	make any sale, assignment or other conveyance of material assets or real property other than in the ordinary course of business in a manner consistent with past practice;

•	subject any of its assets, properties or rights to any lien, other than certain permitted liens and liens securing obligations not in excess of $100 million in the aggregate;

•	(i) redeem, retire, purchase or otherwise acquire any shares of the capital stock, membership interests or partnership interests or other ownership interests of Level 3 or its subsidiaries, (ii) declare, set aside or pay any dividends or other distribution in respect of such shares or interests, (iii) prepay, redeem, repurchase, defease, cancel or otherwise terminate any of Level 3’s indebtedness or guarantees thereof, (iv) prepay or otherwise satisfy any obligations outstanding under any capital leases or (v) distribute any rights pursuant to the Level 3 rights agreement;

•	acquire, lease or sublease any material assets or properties (including any real property), other than in the ordinary course of business (or as permitted as described above) or acquire any equity interest or business;

•

except as required by the terms of existing Level 3 employee benefit plans, as required by law or as permitted by the merger agreement, (i) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of Level 3 or any of its subsidiaries, (ii) establish, adopt, enter into or amend (except certain immaterial amendments) any

Level 3 employee benefit plan or any such plan, agreement, program, policy commitment or arrangement that would be a Level 3 employee benefit plan if it were in existence on the date of the merger agreement, (iii) increase the compensation or benefits payable under any existing severance, termination, change in control, or retention pay policy or employment or other agreements or add any participants to the Level 3 Key Executive Severance Plan, (iv) accelerate the vesting or time of payment of any stock or stock-based compensation or other compensation, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (vi) fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any existing employee benefit plan, or (vii) make any loan or cash advance to any current or former director, officer, employee or independent contractor (other than advances of business or travel expenses in the ordinary course of business consistent with past practice);

•	make capital expenditures in the aggregate in excess of Level 3’s capital expenditure forecast, other than as may be necessary in connection with any unexpected repair, maintenance or replacement;

•	pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than wholly owned subsidiaries);

•	fail to keep in full force and effect insurance comparable in amount and scope to coverage currently maintained;

•	make any change in any method of financial accounting or financial accounting principle or practice, except for any such change required by reason of a concurrent change in GAAP;

•	(i) make, change or revoke any material tax election, (ii) adopt or change any material tax accounting method, (iii) file any amended material tax return, (iv) settle any material tax claim or assessment for an amount materially in excess of the amount reserved or accrued on Level 3’s balance sheet or (v) surrender any right to claim a refund of material taxes, for each of (i) through (v), other than as required by law or in the ordinary course of business;

•	settle, release or forgive any claim, action or proceeding requiring payments to be made by Level 3 or any of its subsidiaries in excess of $7,500,000 individually, or $35,000,000 in the aggregate or involving any admissions or other obligations of Level 3 or any of its subsidiaries, other than intercompany claims or customer or vendor disputes in the ordinary course of business, or waive any right with respect to any material claim held by Level 3 or any of its subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against Level 3 or any of its subsidiaries on terms that require Level 3 or any of its subsidiaries to materially alter its existing business practices;

•	lend money to any person (other than to Level 3 or its wholly owned subsidiaries or Level 3 or its subsidiaries’ employees with respect to business or travel advances) or incur or guarantee any indebtedness for borrowed money (other than from Level 3 or its wholly owned subsidiaries);

•	materially amend or terminate early any material joint venture, partnership or limited liability company agreement with third parties, certain non-competition agreements restricting Level 3’s business activities and any agreement limiting Level 3 or its subsidiaries to make distributions or declare or pay dividends;

•	enter into or amend any agreement or commitment or take any other action that would reasonably be expected to prevent or materially delay or materially impair the consummation of the combination or adversely affect in a material respect the expected benefits of the combination;

•	permit the balance owed under the intercompany note to be less than a specified threshold, or permit the amounts available to Level 3 for certain restricted payments (for example, cash dividends) pursuant to the terms of the existing credit agreement and indentures governing the notes, to be less than a specified threshold; or

•	commit or agree to do or authorize any of the foregoing.

In general, CenturyLink has agreed to (i) conduct in all material respects its and its subsidiaries’ business in the ordinary course of business and in a manner consistent with past practice and in all material respects in compliance with applicable laws and (ii) use commercially reasonable efforts to maintain in all material respects its and its subsidiaries’ assets, properties, rights and operations in accordance with then-present practice in a condition suitable for their then-current use.

In addition, CenturyLink has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the combination, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without Level 3’s prior written consent, which, subject to specified exceptions, may not be unreasonably delayed, withheld or conditioned:

•	make any change in any of its organizational documents;

•	issue any additional shares of capital stock or other equity securities or grant any option, warrant or right to acquire any capital stock or other equity securities, other than in specified circumstances;

•	make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or real property other than in the ordinary course of business in a manner consistent with past practice;

•	other than in connection with the financing of the combination, subject any of its assets, properties or rights to any lien in excess of $100 million in the aggregate, other than certain permitted liens;

•	redeem, retire, purchase or otherwise acquire any shares of capital stock or other ownership interests of CenturyLink or any of its subsidiaries or declare, set aside or pay any dividends or other distributions in respect of such shares or interests other than regular quarterly cash dividends payable by CenturyLink in respect of its common stock, not exceeding $0.54 per share of CenturyLink common stock, dividends payable to holders of CenturyLink voting preferred shares and other specified exceptions;

•	acquire any equity interest or business or any material assets, or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice, not to exceed $40 million individually or $100 million in the aggregate and in connection with transactions that are not reasonably expected to (i) prevent or materially delay or impair the consummation of the combination, (ii) prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions, under the HSR Act, the EUMR, and similar laws of other jurisdictions, the Communications Act, the Cable Land License Act, and certain other regulatory laws; (iii) materially impair CenturyLink’s ability to obtain financing; or (iv) result in an ownership change of CenturyLink pursuant to the Internal Revenue Code;

•	make any change in any method of financial accounting or financial accounting principle or practice, except for any such change required by reason of a concurrent change in GAAP;

•	(i) make, change or revoke any material tax election, (ii) adopt or change any material tax accounting method, (iii) file any amended material tax return, (iv)settle any material tax claim or assessment for an amount materially in excess of the amount reserved or accrued on CenturyLink’s balance sheet or (v) surrender any right to claim a refund of material taxes, for each of (i) through (v), other than as required by law or in the ordinary course of business consistent with past practice;

•	lend money to any person (other than subsidiaries of CenturyLink) or incur or guarantee any indebtedness for borrowed money other than (i) as permitted under the commitment letter as of the date hereof or in connection with the repayment of Level 3’s debt required to be repaid in the combination, (ii) the financing of the combination; (iii) indebtedness incurred to replace existing indebtedness of CenturyLink or its subsidiaries; (iv) indebtedness incurred in the ordinary course of business under any credit facility of CenturyLink or its subsidiaries in existence as of the date of the merger agreement and (v) indebtedness in an aggregate principal amount at any time outstanding not in excess of $100 million;

•	settle, release or forgive any claim, action or proceeding requiring net payments to be made by CenturyLink or its subsidiaries in excess of $10 million individually or $50 million in the aggregate or involving any admissions or other obligations of CenturyLink or any of its subsidiaries, other than intercompany claims or disputes with customers or vendors in the ordinary course of business, or waive any right with respect to any material claim held by CenturyLink or any of its subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against CenturyLink or any of its subsidiaries on terms that require CenturyLink or any of its subsidiaries to materially alter its existing business practices; or

•	commit or agree to do or authorize any of the foregoing.

No Solicitation of Alternative Proposals

Each of Level 3 and CenturyLink has agreed that, from the time of the execution of the merger agreement until the earlier of the termination of the merger agreement or the completion of the combination, it and its subsidiaries will not and will not authorize or permit its controlled affiliates, directors, officers, employees, representatives, advisors or other intermediaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers relating to an acquisition proposal, (ii) enter into any agreement to consummate any acquisition proposal, or approve or endorse any acquisition proposal or abandon, terminate or fail to consummate the combination, (iii) enter into or participate in any discussions or negotiations in connection with any acquisition proposal, or furnish any non-public information with respect to its business, properties or assets in connection with any acquisition proposal, or (iv) agree or resolve to take, or take, any of the actions prohibited in clauses (i)-(iii). The merger agreement also requires both Level 3 and CenturyLink to immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the execution of the merger agreement with respect to any acquisition proposal.

An “acquisition proposal” with respect to Level 3 means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Level 3 or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Level 3 or more than 20% of the assets of Level 3 and its subsidiaries taken as a whole, other than the combination described in this joint proxy statement/prospectus.

An “acquisition proposal” with respect to CenturyLink means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving CenturyLink or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of CenturyLink or more than 20% of the assets of CenturyLink and its subsidiaries taken as a whole, other than the combination described in this joint proxy statement/prospectus.

Notwithstanding the restrictions described above, prior to the applicable stockholder meeting, the board of directors of each of Level 3 and CenturyLink is permitted to furnish information with respect to Level 3 or CenturyLink, as applicable, and enter into negotiations or discussions with a person who has made an acquisition proposal if, and only if, prior to taking such actions, the board of directors of such party determines in good faith after consultation with its financial advisors and outside legal counsel that such acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal.

A “superior proposal” with respect to Level 3 means any proposal made by a third party to enter into any transaction involving an acquisition proposal with respect to Level 3 that the Level 3 Board determines in its good faith judgment (after consultation with Level 3’s financial advisors and outside legal counsel) would be more favorable to Level 3’s stockholders than the merger agreement and the combination, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals, financing and third party approvals, except that the reference to “20%” in the definition of “acquisition proposal” with respect to Level 3 shall be deemed to be a reference to “50%.”

A “superior proposal” with respect to CenturyLink means any proposal made by a third party to enter into any transaction involving an acquisition proposal with respect to CenturyLink that the CenturyLink Board determines in its good faith judgment (after consultation with CenturyLink’s financial advisors and outside legal counsel) would be more favorable to CenturyLink’s shareholders than the merger agreement and the combination, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals, financing and third party approvals, except that the reference to “20%” in the definition of ‘acquisition proposal’ with respect to CenturyLink shall be deemed to be a reference to “50%.”

Level 3 may terminate the merger agreement to enter into a definitive agreement with respect to an acquisition proposal following a good faith determination by the Level 3 Board, after consultation with its financial advisors and outside legal counsel, that the proposal is a superior proposal and concurrently Level 3 pays to CenturyLink a termination fee of $737.5 million less any CenturyLink expenses previously paid by Level 3. Prior to taking such action, the Level 3 Board must have determined in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Level 3 Board to Level 3’s stockholders under applicable law and must have provided CenturyLink with five business days’ prior written notice (which period may be extended in certain circumstances) that it intends to do so and, if requested by CenturyLink, has engaged in good faith negotiations with CenturyLink to amend the terms of the merger agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the Level 3 Board to Level 3’s stockholders under applicable law.

Similarly, CenturyLink may terminate the merger agreement to enter into a definitive agreement with respect to an acquisition proposal upon a good faith determination by the CenturyLink Board, after consultation with its financial advisors and outside legal counsel, that the proposal is a superior proposal and concurrently CenturyLink pays to Level 3 a termination fee of $471.5 million less any Level 3 expenses previously paid by CenturyLink. Prior to taking such action, the CenturyLink Board must have determined in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the CenturyLink Board to CenturyLink’s shareholders under applicable law and has provided Level 3 with five business days’ prior written notice (which period may be extended in certain circumstances) that it intends to do so and, if requested by Level 3, has engaged in good faith negotiations with Level 3 to amend the terms of the merger agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the CenturyLink Board to CenturyLink’s shareholders under applicable law.

The merger agreement requires each party to notify the other within 24 hours of, among other things, the receipt of or occurrence of any acquisition proposal and the material terms and conditions of any such acquisition proposal and the identity of the person making such proposal. Any such notification shall include the material terms and conditions of any such acquisition proposal, request, inquiry or discussion. In addition, the merger agreement requires each party to continue to inform the other of material changes to any acquisition proposal and provide to each other, within 24 hours of receipt, all written material received from any third party in connection with an acquisition proposal that is material to understanding the material terms and conditions of such acquisition proposal (as determined by the party’s board of directors in good faith).

Changes in Board Recommendations

Each of Level 3 and CenturyLink has agreed that its board of directors will not (i) withdraw, modify or amend in any manner adverse to the other party the recommendation by such board with respect to the transactions contemplated by the merger agreement, as applicable or (ii) recommend the approval or adoption of any acquisition proposal. We refer to these events as a change in recommendation. Notwithstanding the foregoing, the board of directors of each of Level 3 and CenturyLink may make a change of recommendation in response to (i) a material intervening event or development not related to an acquisition proposal that was not known by such party’s board of directors as of the date of the merger agreement or (ii) an acquisition proposal that was unsolicited and did not result from a breach of the restrictions described above, if the board of directors of Level 3 or CenturyLink, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of (ii) above, such acquisition proposal is a superior proposal and (y) in the case of (i) and (ii) above, the failure to take such action would be inconsistent with its fiduciary duties under applicable law to the shareholders of Level 3 or CenturyLink, as applicable. Prior to taking any such action, such board of directors must give five business days’ notice to the other party in writing of its decision to change its recommendation, provide the material terms and conditions of any acquisition proposal to the other party if an acquisition proposal has been made prior to such action negotiate in good faith with other party changes to the merger agreement. Upon any amendment to the amount or form of consideration of an acquisition proposal, a new notice and an additional two business days must be provided.

Efforts to Obtain Required Shareholder Votes

Level 3 has also agreed to hold the Level 3 special meeting and, subject to the qualifications described above, to use its reasonable best efforts to obtain stockholder approval and adoption of the merger agreement and approval of the combination. The Level 3 Board has approved the merger agreement and determined the merger agreement and the transactions contemplated thereby, including the combination, advisable, fair to and in the best interests of Level 3 and its stockholders, and has adopted resolutions directing that the merger agreement be submitted to the Level 3 stockholders for their consideration. If, on the date the Level 3 special stockholder meeting is scheduled to be held, Level 3 has not received proxies representing a sufficient number of shares of Level 3 common stock to approve and adopt the merger agreement and the transactions contemplated thereby, Level 3 has the right on one or more occasions to postpone or adjourn the meeting for not more than an aggregate 40 days, solely for the purpose of soliciting shares of Level 3 common stock.

CenturyLink has agreed to hold the CenturyLink special meeting and, subject to the qualifications described above, to use its reasonable best efforts to obtain shareholder approval of the CenturyLink stock issuance. The CenturyLink Board has approved the merger agreement and determined that the merger agreement is advisable and in the best interests of CenturyLink and its shareholders, and has adopted resolutions directing that the CenturyLink stock issuance be submitted to the CenturyLink shareholders for their consideration. If, on the date the CenturyLink special meeting is scheduled to be held, CenturyLink has not received proxies representing a sufficient number of shares of CenturyLink common stock to approve the CenturyLink stock issuance, CenturyLink has the right on one or more occasions to postpone or adjourn the meeting for not more than an aggregate 40 days, solely for the purpose of soliciting shares of CenturyLink common stock.

Efforts to Complete the Combination

Level 3 and CenturyLink have each agreed to use its reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the combination and the other transactions contemplated by the merger agreement, including:

•

preparing and filing, in consultation with the other party and as promptly as practicable after the date of the merger agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations that are necessary or advisable to consummate the transactions contemplated by the merger agreement, including the combination (and the financing thereof) and the CenturyLink stock issuance, including filings under the HSR Act, with the FCC, with applicable state regulators, with the U.S. Departments of Defense, under any foreign antitrust laws including, if applicable Homeland Security and Justice and the Defense Security Service, under Council Regulation (IEC) 139/2004 of the European Community and as required under applicable foreign investment regulations including, if CenturyLink determines appropriate after consultation with Level 3, CFIUS;

•	promptly inform each other of any communication received from, or given to, any governmental entity or person (in connection with any proceeding by a private party), by promptly providing copies to the other party of such written communications (subject to redaction of information as necessary to comply with contractual arrangements or to address reasonable privilege or confidentiality concerns, or where such information relates to valuation of Level 3, CenturyLink or any of either party’s subsidiaries); and

•	permit the other party, as applicable, to review any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with any other governmental entity (subject to redaction of information as necessary to comply with contractual arrangements or to address reasonable privilege or confidentiality concerns, or where such information relates to valuation of Level 3, CenturyLink or any of either party’s subsidiaries), or give the other party the opportunity to attend or participate in any such meeting, substantive telephone call or conference.

Notwithstanding the foregoing, the merger agreement does not require CenturyLink to (and without Level 3’s consent, CenturyLink has agreed that it will not) agree to any terms, conditions or modifications (including CenturyLink, Level 3 or any of their respective subsidiaries having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or businesses be held separate)) or, with respect to CenturyLink, enter into or modify any network security agreement with the U.S. Departments of Defense, Homeland Security and Justice and any mitigation instrument with Defense Security Service regarding a planned change in foreign ownership, control and influence, in each case with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waiver, approvals, authorizations or orders in connection with the combination or the consummation of the transactions contemplated by the merger agreement that would result in, or would be reasonably expected to result in, either individually or in the aggregate, a material adverse effect on CenturyLink and its subsidiaries, taken as a whole after giving effect to the combination (assuming CenturyLink and its subsidiaries, taken as a whole, after giving effect to the combination, are the size of CenturyLink and its subsidiaries, taken as a whole, prior to giving effect to the combination). We refer to such an adverse effect as a “specified material adverse effect.”

Additionally, each party has agreed to use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including any governmental entities, necessary, proper or advisable for the consummation of the combination and to provide any notices to third parties required to be provided prior to the combination. However, without the prior written consent of CenturyLink, Level 3 may not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates, in each case, that would have a specified material adverse effect.

Governance Matters After the Combination

CenturyLink has agreed to appoint to the CenturyLink Board (i) on or prior to the effective time of the initial merger, three members of Level 3’s board of directors, to be selected by CenturyLink and who are not affiliated with or designated by STT Crossing, and (ii) in accordance with the terms of the shareholder rights agreement, one member of Level 3’s board of directors to be designated by STT Crossing. If any of the Level 3 directors selected by CenturyLink to serve on the CenturyLink Board are unwilling or unable to serve on CenturyLink’s board of directors, then CenturyLink shall select another candidate from Level 3’s board of directors not affiliated with or designated by STT Crossing. CenturyLink will cause all such appointed directors to be nominated for election to the CenturyLink Board at the first annual meeting following the closing of the combination. In addition, in accordance with the terms of the shareholder rights agreement, CenturyLink has also agreed to nominate the STT Crossing designee to the CenturyLink Board for the first three annual meetings of

CenturyLink following the completion of the combination, unless STT Crossing and its affiliates do not beneficially own at least 85% of the CenturyLink common stock to be received by them at the completion of the combination. For additional information, see the section entitled “Directors and Officers of CenturyLink Following the Combination.”

CenturyLink expects Jeff K. Storey, Level 3’s president and chief executive officer, Steven T. Clontz, senior executive vice president of Singapore Technologies Telemedia Pte. Ltd., [●] and [●] to join the CenturyLink Board upon completion of the combination, with Mr. Clontz serving as the designee of STT Crossing.

Level 3 Employee Benefits Matters

For a period of one year following the effective time of the initial merger, CenturyLink will provide each employee of Level 3 and its subsidiaries who continues to be employed by the surviving company or CenturyLink or any of its subsidiaries following the effective time (hereinafter referred to as continuing employees): (1) an annual base salary or wage rate and annual cash incentive compensation opportunities that are, in each case, no less favorable than were provided to the continuing employee immediately before the effective time of the initial merger, (2) total incentive compensation opportunities that are no less favorable than the total incentive compensation opportunities (including cash and equity compensation opportunities and excluding any retention awards) provided to the continuing employee immediately prior to the effective time of the initial merger and (3) at CenturyLink’s election, either (a) participation in employee benefit plans, programs and policies to the same extent and on the same terms as similarly situated employees of CenturyLink and its subsidiaries or (b) continued participation in employee benefit plans, programs and policies that provide benefits that are no less favorable in the aggregate to the benefits provided to such continuing employee immediately prior to the closing date of the combination.

Any continuing employee who experiences a “qualifying termination” (described below) during the one-year period following the effective time of the initial merger will be entitled to cash and welfare severance benefits that are no less favorable in the aggregate, in each case, than the cash and welfare severance benefits, respectively, if any, determined in accordance with the terms of (1) the Key Executive Severance Plan as of October 31, 2016, for participants in such plan and (2) the severance plan that Level 3 is adopting in connection with the combination, subject to such continuing employee providing a timely and effective release of claims in favor of Level 3, the surviving company and their affiliates (to the extent not otherwise required). A “qualifying termination” includes (a) a termination without cause, (b) solely for participants in the Key Executive Severance Plan, a resignation for good reason and (c) solely with respect to continuing employees with a title of Vice President or above (who do not participate in the Key Executive Severance Plan), a resignation due to a forced relocation of more than 50 miles.

To the extent continuing employees become eligible to participate in any employee benefit plan maintained by CenturyLink or its subsidiaries following the effective time of the initial merger, the continuing employees’ service with Level 3 or any of its subsidiaries prior to the initial effective time will be treated as service with CenturyLink or its subsidiaries, other than for purposes of benefit accrual under defined benefit pension plans and certain other customary exceptions. CenturyLink will also use commercially reasonable efforts to waive eligibility requirements and pre-existing condition limitations under any CenturyLink benefit plan that is a welfare benefit plan, except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Level 3 benefit plan in which the continuing employee participated or was eligible to participate prior to the effective time. In addition, CenturyLink will also use commercially reasonable efforts to give effect, in determining any deductibles, co-insurance or maximum out-of-pocket limitations under any CenturyLink benefit plan that is a welfare benefit plan, to amounts paid by continuing employees prior to the effective time of the initial merger under any Level 3 benefit plan in which the continuing employee (or eligible dependent) was a participant as of immediately prior to the effective time of the initial merger.

CenturyLink and Level 3 each acknowledged that a “change of control” (or similar phrase) within the meaning of the Level 3 benefit plans will, only for purposes of the Level 3 benefit plans, occur at or prior to the effective time of the combination.

In order to promote retention and incentivize employees to consummate the combination, Level 3 retained the right to establish two retention programs under which Level 3’s chief executive officer or the compensation committee of the Level 3 Board may make cash awards to employees, including Level 3’s executive officers. Pursuant to the first program, Level 3 has the right to grant retention awards equal to up to $10 million in the aggregate that will generally vest and settle as to 50% as of the earlier to occur of (x) the closing date of the combination and (y) the merger agreement termination date, and will vest and settle as to the remaining 50% on the 90th day following the first payment date. In addition, Level 3 has retained the right to establish a second retention program to promote retention through and following the closing date of the combination, pursuant to which awards will be subject to an aggregate cap of $75 million and an individual cap of one times the participant’s base salary. Awards granted pursuant to the second retention program will generally vest and settle as follows: (a) 34% as of the earlier to occur of (x) the closing date of the combination and (y) the merger agreement termination date, (b) 33% on the 180th day following the first payment date, and (c) 33% on the first anniversary of the first payment date. Notwithstanding the foregoing, all amounts payable pursuant to each of the retention programs will accelerate and be settled in the event that a participant in either retention program experiences (a) a termination by Level 3 or CenturyLink, as applicable, without cause, (b) solely for participants in the KESP, a resignation for good reason or (c) solely with respect to continuing employees with a title of Vice President and above (who do not participate in the KESP), a resignation due to a forced relocation of more than 50 miles. As of the date of this filing, no transaction bonuses had been allocated to Level 3’s executive officers.

Indemnification and Insurance

The merger agreement requires CenturyLink to indemnify, to the fullest extent permitted by law, any person who is now an officer or director of Level 3 or any of its subsidiaries, has been at any time prior to completion of the combination an officer or director of Level 3 or any of its subsidiaries or who was serving at the request of Level 3 as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, in connection with any claim, action, suit, proceeding or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such person was an officer or director of Level 3 or any of its subsidiaries, or is or was serving at the request of Level 3 as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the effective time.

CenturyLink shall cause the surviving company to (i) not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Level 3’s and any of its subsidiaries’ organizational documents as in effect immediately prior to the effective time in any manner that would adversely affect the rights thereunder of any individuals who at the effective time were directors, officers or employees of Level 3 or any of its subsidiaries and (ii)comply with and not amend without the consent of the other parties thereto, any indemnification contracts of Level 3 or its subsidiaries with any of their respective current or former directors, officers or employees as in effect immediately prior to the date of the merger agreement.

The merger agreement requires CenturyLink to cause the surviving company to maintain for a period of six years after completion of the combination Level 3’s current directors’ and officers’ liability insurance policies. However, the surviving company is not required to incur an annual premium expense greater than 300% of the annual premiums currently paid by Level 3. If the surviving company is unable to maintain a policy because the annual premium expense is greater than 300% of Level 3’s current annual directors’ and officers’ liability insurance premiums, the surviving company is obligated to obtain as much insurance as is available for the amount that is 300% of Level 3’s current annual premiums. In lieu of the foregoing, Level 3 may purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy prior to the effective time of the initial merger for an amount not to exceed 300% of Level 3’s current annual premiums. If such a “tail” policy is purchased, Level 3 will not terminate such policy and will cause all obligations thereunder to be honored by it and the surviving company.

Treatment of Level 3 Equity Awards

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted prior to April 1, 2014 and each Level 3 RSU award granted to a non-employee member of the Level 3 Board will be cancelled in exchange for $26.50 in cash and 1.4286 shares of CenturyLink common stock per share of Level 3 common stock covered by the award, less applicable withholding taxes.

Upon the completion of the initial merger, each outstanding Level 3 RSU award granted on or after April 1, 2014 (other than those granted to non-employee members of the Level 3 Board), will be converted into a restricted stock unit award relating to a number of shares of CenturyLink common stock equal to the product of (a) the “equity award exchange ratio” (described below) multiplied by (b) the number of shares of Level 3 common stock subject to the award immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the converted RSU awards will remain subject to the same terms and conditions (including vesting terms) applicable to such awards immediately prior to the effective time, except that any performance-based vesting conditions will be deemed satisfied based on the actual performance of Level 3 through the latest practicable date prior to the closing date of the combination (as determined by the compensation committee of the Level 3 Board) and the award will continue to vest based on continued service to CenturyLink. The “equity award exchange ratio” is equal to the sum of (1) 1.4286 plus (2) the quotient (rounded to four decimal places) of (a) $26.50 divided by (b) the volume weighted average price of a share of CenturyLink common stock on the NYSE for the 30 trading days ending with the trading day immediately prior to the closing date of the combination.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Level 3 and CenturyLink in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the combination;

•	cooperation between Level 3 and CenturyLink in the defense or settlement of any stockholder litigation relating to the combination, or other transactions contemplated by the merger agreement;

•	maintenance of adequate insurance by each of Level 3 and CenturyLink;

•	cooperation between Level 3 and CenturyLink in connection with public announcements;

•	CenturyLink’s agreement to continue to pay regular quarterly cash dividends in respect of CenturyLink common stock of $0.54 per share of CenturyLink common stock in a manner substantially consistent with dividends paid by CenturyLink during its most recent fiscal year, subject to an exception if CenturyLink determines in good faith after consultation with financial advisors and outside legal counsel that the declaration and payment of such dividends is inconsistent with the CenturyLink Board’s fiduciary duties or violates applicable law;

•	CenturyLink’s agreement to effect resolutions by its board of directors causing any dispositions of shares of Level 3 common stock resulting from the combination, and any acquisitions of CenturyLink common stock resulting from the combination, by certain officers and directors of Level 3 who are subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from Section 16(b) of the Exchange Act, subject to the receipt of information related thereto from Level 3;

•	neither party’s knowingly taking any action or failing to take any action, which action or failure to act would cause the combination to fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	Level 3’s and CenturyLink’s use of their respective reasonable best efforts to (i) provide the representations of their respective officers required in connection with the issuance of the opinions of, respectively, Willkie Farr & Gallagher, LLP, special counsel to Level 3, and Wachtell, Lipton, Rosen & Katz, counsel to CenturyLink, that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) obtain the respective opinions referred to in clause (i) of this bullet.

Additionally, the merger agreement provides that CenturyLink is obligated to use its reasonable best efforts to obtain the financing on the terms and conditions contemplated by the commitment letter and the related fee letter, including using its reasonable best efforts to:

•	maintain the effectiveness of the commitment letter;

•	satisfy, on a timely basis, all conditions to the funding of the financing set forth in the commitment letter, the fee letter and any definitive agreements executed in connection therewith;

•	negotiate and enter into agreements with respect to the financing on the terms and conditions contemplated by the commitment letter and the fee letter (including after giving effect to any “market flex” provisions);

•	in the event that all conditions contained in the commitment letter and the fee letter have been satisfied and CenturyLink, merger sub 1 and merger sub 2 are required to consummate the closing pursuant to the terms of the merger agreement, draw a sufficient amount of the financing or alternative financing to enable CenturyLink, merger sub 1 and merger sub 2 to consummate the combination; and

•	enforce the counterparties’ obligations and its rights under the commitment letter in the event of a breach or repudiation by any party to the commitment letter, that would reasonably be expected to materially delay or impede the completion of the combination.

Under the merger agreement, CenturyLink has the right to enter into any amendment, replacement, supplement or other modification to or waiver of the commitment letter and fee letter that does not (i) reduce the aggregate amount of the financing contemplated thereunder or (ii) add new (or adversely modify any existing) conditions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the financing or the combination. In addition, CenturyLink has the right to substitute the proceeds of consummated offerings or other incurrences of debt for all or any portion of the financing contemplated by the commitment letter by reducing commitments under the commitment letter. In the event any portion of the financing contemplated by the commitment letter becomes unavailable on the terms and conditions described therein or contemplated thereby for any reason, CenturyLink must consult with Level 3 and use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources in an amount sufficient to fund the cash consideration owing under the merger agreement, certain other cash payments contemplated by the merger agreement, the repayment of Level 3’s debt (if any) required to be repaid in the combination, including premiums and fees incurred in connection therewith, and all other fees and expenses incurred by CenturyLink, merger sub 1, merger sub 2 and Level 3 in connection with the combination and the other transactions contemplated by the merger agreement, and which would not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the financing or the transactions contemplated by the merger agreement, including any conditions to the closing of such financing that are materially less favorable to CenturyLink than the conditions to closing in the commitment letter.

Subject to certain specified exceptions and conditions, Level 3 is obligated to provide, and to cause its subsidiaries to provide, and to use its reasonable best efforts to cause representatives of Level 3 and its subsidiaries to provide, all cooperation reasonably requested by CenturyLink in connection with the debt financing, including:

•	using reasonable best efforts to make Level 3’s, and its subsidiaries’, senior management and other representatives available to participate in a reasonable number of meetings and calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, investors and prospective lenders on reasonable advance notice;

•	assisting with the preparation of (i) appropriate and customary materials for rating agency presentations, offering and syndication documents, bank information memoranda (public and, subject to confidentiality provisions, non-public), business projections, other marketing documentation and similar documents (and executing customary representation letters in connection therewith) and (ii) customary pro forma financial statements reflecting the combination and financing;

•	executing and delivering definitive financing documents (and assisting in the preparation of applicable schedules and other information necessary in connection therewith), including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents;

•	using reasonable best efforts to facilitate the pledging of collateral;

•	using reasonable best efforts to furnish to CenturyLink, merger sub 1 and merger sub 2 and the commitment parties, as promptly as reasonably practicable, financial and other pertinent information regarding Level 3 as may be reasonably requested by CenturyLink, including all financial statements and other financial data regarding Level 3 reasonably required by the commitment letter or reasonably requested by CenturyLink, including as is reasonably required to permit CenturyLink to prepare customary pro forma financial statements reflecting the combination and the financing;

•	executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting consent or comfort letters and other similar matters ancillary to any such financing as may be necessary to fulfill conditions or obligations under the commitment letter or otherwise reasonably requested by CenturyLink in connection with any such financing, including obtaining the consent of Level 3’s independent accountants for use in their audit reports in any financial statements relating to any such financing and using reasonable best efforts to cause such independent accountants to provide customary comfort letters (including “negative assurance” comfort) in connection therewith to the applicable underwriters, initial purchasers or placement agents;

•	furnishing such customary financial statements, schedules or other financial data or information relating to Level 3 and its subsidiaries reasonably requested by CenturyLink or its financing sources as may be necessary, proper or advisable to consummate any such financing, in each case, meeting the respective requirements of the commitment letter or as otherwise necessary, proper or advisable in connection with any such financing or to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities, which in any event shall include audited consolidated financial statements of Level 3 covering the three fiscal years ended at least 90 days prior to the closing of the combination, and unaudited financial statements (excluding footnotes) for any regular quarterly interim fiscal period or periods of Level 3 ended after the date of the most recent audited financial statements and at least 45 days prior to the closing of the combination (subject to the agreement that any pro forma financial information required by the commitment letter will be prepared and provided by CenturyLink), which information we refer to as the required financial information;

•	requesting that its independent accountants cooperate with and assist CenturyLink in preparing customary and appropriate information packages and offering materials as the parties to the commitment letter may reasonably request for use in connection with the offering and/or syndication of debt securities;

•	using reasonable best efforts to assist in obtaining third party consents in connection with the financing, and in extinguishing existing indebtedness of Level 3 and its subsidiaries and releasing liens securing such indebtedness;

•	furnishing all documentation and other information required by governmental entities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, to the extent reasonably requested by CenturyLink, merger sub 1 or merger sub 2;

•	assisting CenturyLink in ensuring that the syndication efforts benefit from the existing banking relationships of Level 3 and its subsidiaries; and

•	taking such other customary actions as are reasonably requested by CenturyLink or the commitment parties to facilitate the satisfaction of all conditions precedent to obtaining the financing set forth in the commitment letter to the extent within the control of Level 3 (including delivery of the stock and other equity certificates of Level 3’s subsidiaries to CenturyLink).

Additionally, Level 3 agreed to use its reasonable best efforts to conduct the consent solicitations with respect to Level 3’s existing senior notes and term loans described above under the heading “Financing Related to the Combination—Level 3 Consent Solicitation” (which consent solicitations have been completed as described above) and, in certain circumstances, to cooperate with respect to certain other consent solicitations and/or offers to purchase or exchange Level 3’s and its subsidiaries’ existing debt securities to the extent conducted by CenturyLink, merger sub 1, merger sub 2 or any affiliate of the foregoing. Level 3 is also required to provide certain cooperation in connection with the assumption of its existing senior notes and term loans by the surviving entities following consummation of the combination.

CenturyLink is obligated to reimburse Level 3 for reasonable out-of-pocket costs it incurs in connection with providing any such financing cooperation.

Conditions to Completion of the Combination

The obligations of each of Level 3 and CenturyLink to effect the combination are subject to the satisfaction, or waiver, of the following conditions:

•	the approval and adoption of the merger agreement the transactions contemplated thereby, including the combination, by the affirmative vote of the holders of a majority of the outstanding shares of Level 3 common stock entitled to vote thereon;

•	the approval of the CenturyLink stock issuance by holders of a majority of the outstanding shares of CenturyLink common stock present in person or represented by proxy and entitled to vote thereon at the CenturyLink special meeting;

•	the absence of any order, injunction, statute, rule or regulation by a court or other governmental entity that makes illegal or prohibits the consummation of the combination;

•	the waiting period (and any extension thereof) applicable to the combination, and other transactions contemplated by the merger agreement, under the HSR Act having expired or been earlier terminated;

•	the authorizations required to be obtained from the FCC having been obtained, and remaining in full force and effect;

•	the completion of the CFIUS process, if a notice of the combination is provided to CFIUS in accordance with the terms of the merger agreement;

•	the consents required to be obtained from certain state regulators or other governmental entities in connection with the consummation of the combination having been obtained, except to the extent the failure to obtain such consents would not have a specified material adverse effect or prevent CenturyLink and its subsidiaries from operating in the relevant jurisdiction after the combination;

•	the shares of CenturyLink common stock to be issued in connection with the combination having been approved for listing on the NYSE; and

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose.

In addition, the obligations of Level 3 to effect the combination are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of CenturyLink, merger sub 1 and merger sub 2 relating to (i) organization, (ii) authorization and validity of the merger agreement, (iii) certain capitalization and related matters and (iv) no brokers, being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);

•	the representations and warranties of CenturyLink, merger sub 1 and merger sub 2 relating to (i) certain other capitalization and related matters, (ii) board approval and (iii) the requisite stockholder vote needed by CenturyLink with respect to the approval and adoption of the CenturyLink stock issuance being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);

•	the representations and warranties of CenturyLink, merger sub 1 and merger sub 2 relating to the absence of a material adverse effect since December 31, 2015 being true and correct in all respects, as of the date of the merger agreement and as of the date of the closing of the combination;

•	all other representations and warranties of CenturyLink, merger sub 1 and merger sub 2 being true and correct both as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date), other than where the failure of these representations and warranties to be true and correct (without giving effect to any materiality qualifications contained in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Level 3 and its subsidiaries, taken as a whole;

•	CenturyLink’s having performed or complied with, in all material respects, all of its agreements and covenants under the merger agreement at or prior to the consummation of the combination;

•	Level 3’s receipt of a certificate executed by an executive officer of Level 3 certifying as to the satisfaction of the conditions described in the preceding five bullets; and

•	Level 3’s receipt of a written opinion from Willkie Farr & Gallagher LLP, or such other reputable tax counsel reasonably satisfactory to Level 3, to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligations of CenturyLink, merger sub 1 and merger sub 2 to effect the combination are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of Level 3 relating to (i) organization, (ii) authorization and validity of the merger agreement, (iii) certain capitalization and related matters, (iv) no brokers and (v) the intercompany note, being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);

•	the representations and warranties of Level 3 relating to (i) certain other capitalization and related matters, (ii) board approval, (iii) the Level 3 rights agreement and (iv) the requisite stockholder vote needed by Level 3 to approve and adopt the merger agreement being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);

•	the representations and warranties of Level 3 relating to the absence of a material adverse effect since December 31, 2015 being true and correct in all respects, as of the date of the merger agreement and as of the date of the closing of the combination;

•	all other representations and warranties of Level 3 being true and correct both as of the date of the merger agreement and as of the date of the closing of the combination (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date), other than where the failure of these representations and warranties to be true and correct (without giving effect to any materiality qualifications contained in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Level 3 and its subsidiaries, taken as a whole;

•	Level 3’s having performed or complied with, in all material respects, all of its agreements and covenants under the merger agreement at or prior to the consummation of the combination;

•	CenturyLink’s receipt of a certificate executed by an executive officer of Level 3 certifying as to the satisfaction of the conditions described in the preceding five bullets; and

•	CenturyLink’s receipt of a written opinion from Wachtell, Lipton, Rosen & Katz, or such other reputable tax counsel reasonably satisfactory to CenturyLink, to the effect that the combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated and the combination abandoned at any time prior to the effective time of the merger, and, except as described below, whether before or after the receipt of the required stockholder approvals, under the following circumstances:

•	by mutual written consent of Level 3 and CenturyLink;

•	by either Level 3 or CenturyLink:

•	if the combination is not consummated by October 31, 2017, which we refer to as the termination date, subject to certain extensions, including an extension to no later than January 31, 2018 if all of the conditions to closing other than those pertaining to the receipt of required regulatory approvals have been obtained; provided, however, that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the primary cause of the failure to close by the termination date;

•	if any governmental entity issues a final and nonappealable order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the combination or any other transaction contemplated by the merger agreement, provided, that the party seeking to terminate pursuant to this right used its reasonable best efforts to remove such restraint or prohibition; and that this right to terminate the merger agreement will not be available to any party whose breach of any provision of the merger agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

•	if the Level 3 stockholders fail to approve and adopt the merger agreement and the transactions contemplated thereby, including the combination at the Level 3 special meeting; or

•	if the CenturyLink shareholders fail to approve the CenturyLink stock issuance at the CenturyLink special meeting.

•	by CenturyLink if (i) prior to the Level 3 special meeting, the Level 3 Board withdraws or adversely changes its recommendation of the merger agreement or the combination or approves or recommends an acquisition proposal, (ii) Level 3 fails to call or hold the Level 3 special meeting, or (iii) Level 3 commits an intentional breach of any of its material obligations under the merger agreement regarding third-party acquisition proposals as described under the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals”;

•	by Level 3 if (i) prior to the CenturyLink special meeting, the CenturyLink Board withdraws or adversely changes its recommendation of the CenturyLink or approves or recommends an acquisition proposal, (ii) CenturyLink fails to call or hold the CenturyLink special meeting, or (iii) CenturyLink commits an intentional breach of any of its obligations under the merger agreement regarding third-party acquisition proposals as described under the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals”;

•	by Level 3 if, concurrently, it (i) enters into a definitive agreement with respect to a superior proposal after complying with its applicable obligations under the merger agreement regarding third-party acquisition proposals as described under the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals,” and (ii) pays CenturyLink a termination fee of $737.5 million less any CenturyLink expenses previously paid by Level 3;

•	by CenturyLink if, concurrently, it (i) enters into a definitive agreement with respect to a superior proposal after complying with its applicable obligations under the merger agreement regarding third-party acquisition proposals as described under the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals,” and (ii) pays Level 3 a termination fee of $471.5 million, less any Level 3 expenses previously paid by CenturyLink;

•	by Level 3 upon a breach of any representation, warranty, covenant or agreement on the part of CenturyLink, merger sub 1 or merger sub 2 contained in the merger agreement such that the conditions to Level 3’s obligations to complete the combination would not be satisfied and that either (i) the breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach has not been cured prior to the earlier of (a) 40 days following notice of such breach or (b) the termination date. However, Level 3 does not have this right to terminate the merger agreement if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement; or

•	by CenturyLink upon a breach of any representation, warranty, covenant or agreement on the part of Level 3 contained in the merger agreement such that the conditions to CenturyLink’s obligations to complete the combination would not be satisfied and that either (i) the breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach has not been cured prior to the earlier of (a) 40 days following notice of such breach or (b) the termination date. However, CenturyLink does not have this right to terminate the merger agreement if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

Termination Fees and Expenses; Liability for Breach

Level 3 will be obligated to pay a termination fee of $737.5 million less any CenturyLink expenses previously paid by Level 3 if:

•	CenturyLink terminates the merger agreement because, prior to the Level 3 special meeting, the Level 3 Board withdraws, or modifies or amends in an adverse manner, its approval or recommendation of the merger agreement or the combination;

•	CenturyLink terminates the merger agreement because Level 3 fails to call or hold the Level 3 special meeting in accordance with the terms of the merger agreement;

•	CenturyLink terminates the merger agreement because Level 3 intentionally breaches any of its material obligations with respect to the non-solicitation provisions of the merger agreement;

•	CenturyLink or Level 3 terminates the merger agreement because (i) the combination is not consummated by the termination date or (ii) the Level 3 stockholders fail to approve and adopt the merger agreement and the combination at the Level 3 special meeting, and (x) at or prior to the time of the Level 3 special meeting an acquisition proposal has been publicly disclosed or announced with respect to Level 3 and not publicly withdrawn prior to such meeting and (y) within nine months following the termination of the merger agreement, Level 3 enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	Level 3 terminates the merger agreement to concurrently enter into a definitive agreement with respect to a superior proposal.

Level 3 will be obligated to reimburse CenturyLink for 50% of CenturyLink’s actual out-of-pocket fees and expenses, up to a maximum aggregate reimbursement of $75 million in expenses, if CenturyLink or Level 3 terminates the merger agreement because the Level 3 stockholders fail to approve and adopt the merger agreement and the combination at the Level 3 special meeting.

CenturyLink will be obligated to pay a termination fee of $471.5 million less any Level 3 expenses previously paid by CenturyLink if:

•	Level 3 terminates the merger agreement because, prior to the CenturyLink special meeting, the CenturyLink Board withdraws, or modifies or amends in an adverse manner, its approval or recommendation of the merger agreement or the combination;

•	Level 3 terminates the merger agreement because CenturyLink fails to call or hold the Level 3 special meeting in accordance with the terms of the merger agreement;

•	Level 3 terminates the merger agreement because CenturyLink intentionally breaches any of its material obligations with respect to the non-solicitation provisions of the merger agreement;

•	CenturyLink or Level 3 terminates the merger agreement because (i) the combination is not consummated by the termination date or (ii) the CenturyLink shareholders fail to approve the CenturyLink stock issuance at the CenturyLink special meeting, and (x) at or prior to the time of the CenturyLink special meeting an acquisition proposal has been publicly disclosed or announced with respect to CenturyLink and not publicly withdrawn prior to such meeting and (y) within nine months following the termination of the merger agreement, CenturyLink enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	CenturyLink terminates the merger agreement to concurrently enter into a definitive agreement with respect to a superior proposal.

CenturyLink will be obligated to reimburse Level 3 for 50% of Level 3’s actual out-of-pocket expenses, up to a maximum aggregate reimbursement amount of $20 million in expenses if CenturyLink or Level 3 terminates the merger agreement because the CenturyLink shareholders fail to approve the CenturyLink stock issuance at the CenturyLink special meeting.

Except as discussed above, each party shall pay all fees and expenses incurred by it in connection with the combination and the other transactions contemplated by the merger agreement; provided, however that Level 3 and CenturyLink will share equally all fees and expenses in relation to the printing, filing and distribution of this joint proxy statement/prospectus.

Following termination, in addition to any termination fee or expense reimbursement, each party will have the right to pursue damages and other relief for the other party’s fraud or intentional breach of any covenant or agreement in the merger agreement. Damages may include, to the extent proven and recoverable under applicable law, other damages suffered by the party, and the calculation of damages suffered by the party may include, to the extent proven, loss suffered by the party’s shareholders (including the benefit of the bargain lost by the party’s shareholders).

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approvals of the Level 3 stockholders or CenturyLink shareholders required to consummate the combination. However, after any such approval, there may not be, without further approval of CenturyLink’s shareholders or Level 3’s stockholders, as applicable, any amendment of the merger agreement for which applicable law requires further stockholder approval or which reduces the merger consideration or adversely affects the holders of shares of Level 3 common stock.

At any time prior to the effective time of the merger, any party may (i) extend the time for performance of any obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that no adequate remedy at law would exist for such occurrence. The parties agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement.

IF YOU ARE A CENTURYLINK SHAREHOLDER, THE CENTURYLINK BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF

CENTURYLINK COMMON STOCK IN THE MERGER.

IF YOU ARE A LEVEL 3 STOCKHOLDER, THE LEVEL 3 BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

STT CROSSING VOTING AGREEMENT AND SHAREHOLDER RIGHTS AGREEMENT

The following section summarizes the material provisions of the voting agreement and the shareholder rights agreement, which were entered into in connection with the execution of the merger agreement, The voting agreement is included in this joint proxy statement/prospectus as Annex B and is incorporated herein by reference in its entirety. The shareholder rights agreement was filed as an exhibit to CenturyLink’s current report on Form 8-K filed with the SEC on November 3, 2016 and is incorporated herein by reference in its entirety. The rights and obligations of the parties to the voting agreement and the shareholder rights agreement are governed by the express terms and conditions of those agreements and not by this summary or any other information contained in this joint proxy statement/prospectus. CenturyLink shareholders and Level 3 stockholders are urged to read the voting agreement and the shareholder rights agreement carefully and in their entirety as well as this joint proxy statement/prospectus before making any decisions regarding the combination, including the approval and adoption of the merger agreement and approval of the combination or the approval of the CenturyLink stock issuance. The summaries below are qualified in their entirety by reference to the voting agreement and the shareholder rights agreement, respectively.

Voting Agreement

In connection with the execution of the merger agreement, CenturyLink, STT Crossing, and, for the limited purposes set forth therein, Level 3, entered into a voting agreement, dated as of October 31, 2016. Pursuant to this agreement, STT Crossing agreed to, among other things, vote all shares of Level 3 common stock owned by STT Crossing and its affiliates (i) in favor of the adoption of the merger agreement, (ii) against any action or agreement that has or would be reasonably likely to result in any conditions to CenturyLink’s obligations under the merger agreement not being fulfilled, (iii) against any competing takeover proposal for Level 3, (iv) against any amendments to the governing documents of Level 3, if such amendment would reasonably be expected to prevent or delay the consummation of the combination, and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the combination or the other transactions contemplated by the merger agreement. The voting agreement also prohibits STT Crossing from soliciting, or participating in discussions or negotiations or providing information with respect to, competing takeover proposals, subject to certain exceptions. STT Crossing has also agreed to certain restrictions on its ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its shares of Level 3 common stock.

The voting agreement will terminate upon the earliest of (i) the mutual agreement of CenturyLink and STT Crossing, (ii) the effective time of the initial merger, and (iii) the termination of the merger agreement in accordance with its terms. STT Crossing also has the right to terminate the voting agreement upon (x) the occurrence of certain specified events that would adversely affect STT Crossing, or (y) if there is a continuing material breach by CenturyLink and Level 3 of certain representations, warranties and covenants of CenturyLink and Level 3 set forth in the voting agreement that remains uncured (a) at least five days prior to the date of the Level 3 stockholders meeting to approve and adopt the merger agreement (as it may be adjourned, delayed or postponed) or (b) for 30 days following CenturyLink’s or Level 3’s, as applicable, receipt of notice by STT Crossing of such breach.

As of the record date, STT Crossing held approximately [●]% of the issued and outstanding shares of Level 3 common stock.

Shareholder Rights Agreement

In connection with the execution of the merger agreement and the voting agreement, CenturyLink and STT Crossing, which is expected to own approximately 8.8% of the CenturyLink common stock after the completion of the combination, entered into a shareholder rights agreement, dated as of October 31, 2016. Pursuant to this agreement, CenturyLink has agreed to appoint one STT Crossing designee to the CenturyLink Board, effective as of the later of (i) the completion of the combination and (ii) the date on which the waiting period (and any extension thereof) under the HSR Act applicable to STT Crossing as a result of its receiving shares of CenturyLink common stock in connection with the combination terminates or expires without challenge by the U.S. Department of Justice or the imposition of an injunction or other legal restraint. CenturyLink has also agreed to nominate one STT Crossing designee to its board for the first three annual meetings of CenturyLink following the completion of the combination, unless STT Crossing and its affiliates do not beneficially own at least 85% of the CenturyLink common stock to be received by them at the completion of the combination or if the waiting period (and any extension thereof) under the HSR Act has not expired, as described in the preceding sentence. In addition, STT Crossing has agreed to certain standstill and transfer restrictions and CenturyLink has granted certain registration rights and information rights to STT Crossing, as set forth in the shareholder rights agreement.

ADVISORY VOTE ON COMBINATION-RELATED COMPENSATION OF THE NAMED EXECUTIVE OFFICERS OF LEVEL 3

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Level 3 is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Level 3’s named executive officers in connection with the completion of the combination. This proposal, which we refer to as the “compensation proposal,” gives Level 3’s stockholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Level 3’s named executive officers in connection with the merger and the agreements pursuant to which such compensation may be paid or become payable. This compensation is summarized above in the table in the section entitled “The Combination and the Stock Issuance—Financial Interests of Level 3 Directors and Executive Officers in the Combination—Quantification of Potential Payments to Level 3’s Named Executive Officers in Connection with the Combination” beginning on page 109, including the footnotes to the table.

The Level 3 Board unanimously recommends that Level 3’s stockholders approve at the Level 3 special meeting the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Level 3 in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Combination and the Stock Issuance—Financial Interests of Level 3 Directors and Executive Officers in the Combination—Quantification of Potential Payments to Level 3’s Named Executive Officers in Connection with the Combination” including the associated narrative discussion, and the agreements and understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Level 3 or CenturyLink. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Approval of the compensation proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Level 3 common stock present in person or represented by proxy at the Level 3 special meeting and entitled to vote at the meeting.

Abstentions, failures to submit a proxy card or vote in person, by telephone, or through the internet and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

•	an abstention will have the same effect as a vote “AGAINST” the compensation proposal;

•	a failure to submit a proxy card or vote in person, by telephone, or through the internet or a failure to instruct your broker or nominee to vote will, assuming a quorum is present, have no effect on the compensation proposal.

THE LEVEL 3 BOARD RECOMMENDS A VOTE “FOR” THE COMPENSATION PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of the material U.S. federal income tax consequences of the exchange by U.S. holders (as defined below) of Level 3 common stock for shares of CenturyLink common stock in the combination. The discussion is based on the Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Level 3 stockholders in light of their personal circumstances or to such stockholders subject to special treatment under the Code, such as, without limitation: banks, thrifts, mutual funds and other financial institutions, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations and pension funds, insurance companies, dealers or brokers in securities or foreign currency, individual retirement and other deferred accounts, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, stockholders who hold their shares as part of a straddle, hedging, conversion or constructive sale transaction, partnerships or other pass-through entities, stockholders holding their shares through partnerships or other pass-through entities, stockholders whose shares are not held as “capital assets” within the meaning of the Code (generally, property held for investment), and stockholders who received their shares through the exercise of employee stock options or otherwise as compensation. The discussion does not address the tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and does not address any non-income tax considerations or any foreign, state or local tax consequences.

For purposes of this discussion, a U.S. holder means a beneficial owner of Level 3 common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Level 3 common stock, the tax treatment of a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Level 3 common stock should consult their own tax advisors.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

General

CenturyLink and Level 3 intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a) of the “Code”. It is a condition to CenturyLink’s obligation to complete the combination that CenturyLink receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CenturyLink (or such other reputable tax counsel reasonably satisfactory to CenturyLink), to the effect that the combination will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Level 3’s obligation to complete the combination that Level 3 receive an opinion from Willkie Farr & Gallagher LLP, counsel to Level 3 (or such other reputable tax counsel reasonably satisfactory to Level 3), to the effect that the combination will be treated as a reorganization within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from CenturyLink and Level 3, as well as certain covenants and undertakings by CenturyLink and Level 3. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the combination could differ materially from those described in this joint proxy statement/prospectus. Neither CenturyLink nor Level 3 is currently aware of any facts or circumstances that would cause the assumptions, representations, covenants and undertakings to be incorrect, incomplete, inaccurate or violated.

An opinion of counsel represents counsel’s legal judgment but is not binding on the Internal Revenue Service or any court, so there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither CenturyLink nor Level 3 intends to obtain a ruling from the Internal Revenue Service on the tax consequences of the combination. If the Internal Revenue Service were to successfully challenge the “reorganization” status of the combination, the tax consequences would be different from those set forth in this joint proxy statement/prospectus.

U.S. Federal Income Tax Consequences to U.S. Holders

Assuming the receipt and accuracy of these opinions, a U.S. holder of Level 3 common stock will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash (other than cash received in lieu of a fractional share of CenturyLink common stock) and the fair market value, as of the effective time of the combination, of the CenturyLink common stock received in the combination over that stockholder’s adjusted tax basis in its Level 3 common stock surrendered) and (2) the amount of cash received in the combination.

Notwithstanding the above, in certain circumstances, if a U.S. holder of Level 3 common stock actually or constructively owns CenturyLink common stock other than CenturyLink common stock received pursuant to the combination, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of Level 3 common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

The aggregate tax basis of any CenturyLink common stock received in the combination by a U.S. holder (including any fractional shares deemed received and exchanged for cash) will be equal to the U.S. holder’s aggregate adjusted tax basis of the Level 3 common stock surrendered in the combination, reduced by the amount of any cash received by the stockholder in the combination (excluding any cash received in lieu of fractional shares of CenturyLink common stock) and increased by the amount of any gain recognized by the stockholder (excluding any gain recognized with respect to cash received in lieu of fractional shares of CenturyLink common stock) on the exchange (including any portion of the gain that is treated as a dividend as described above). The holding period of any CenturyLink common stock received in the combination by a U.S. holder (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Level 3 common stock surrendered in the merger.

If a U.S. holder of Level 3 common stock acquired different blocks of Level 3 common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Level 3 common stock and such holders’ basis and holding period in its shares of CenturyLink common stock may be determined by reference to each block of Level 3 common stock. Any such holder should consult its tax advisors regarding the manner in which cash and CenturyLink common stock received in the combination should be allocated among different blocks of Level 3 common stock and with respect to identifying the bases or holding periods of the particular shares of CenturyLink common stock received in the combination.

Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period in the Level 3 common stock surrendered is more than one year at the effective time of the combination. Long term capital gain of certain non-corporate U.S. holders of Level 3 common stock, including individuals, is generally taxed at preferential rates.

A U.S. holder that receives cash in lieu of a fractional share of CenturyLink common stock generally will be treated as having received such fractional share in the combination and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share. Such gain or loss generally will be long-term capital gain or loss if, at the effective time of the exchange, the holding period for such share is greater than one year.

Information Reporting Backup Withholding

Payments of cash to a U.S. holder of Level 3 common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amount withheld from payments to a holder under the backup withholding rules is not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

ACCOUNTING TREATMENT

CenturyLink prepares its financial statements in accordance with GAAP. The combination will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance for business combinations, referred to as ASC 805, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the current expectation that CenturyLink shareholders will retain 51% of the voting rights in the combined company, that CenturyLink board members and senior management will represent a majority of the board and senior management of the combined company, and that under the terms of the merger agreement, the Level 3 stockholders will receive a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, CenturyLink has determined that it should be viewed as the acquirer of Level 3 for accounting purposes. This means that CenturyLink will allocate the aggregate consideration to the fair value of Level 3’s assets and liabilities at the closing date, with any excess aggregate consideration being recorded as goodwill.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information, which includes the unaudited pro forma condensed combined financial statements and related notes, presents the historical condensed combined financial information of CenturyLink and Level 3 as if the combination had been completed on the dates specified below.

Under the terms of the merger agreement, if the combination is completed, Level 3 stockholders (other than dissenting stockholders) will have the right to receive $26.50 in cash and 1.4286 shares of CenturyLink common stock for each share of Level 3 common stock owned at closing, with cash paid in lieu of fractional shares. As of September 30, 2016, Level 3 had approximately 359.7 million shares of common stock outstanding. Subject to the satisfaction of the closing conditions described in this joint proxy statement/prospectus, the combination is expected to be consummated in the third quarter of 2017.

CenturyLink prepares its financial statements in accordance with GAAP. The combination will be accounted for by applying the acquisition method of accounting for business combinations, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance for business combinations, Financial Accounting Standards Board Accounting Standards Codification Topic 805 “Business Combinations” (which we refer to as ASC 805), provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each constituent company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the current expectation that CenturyLink shareholders will own approximately 51% of the voting rights in the combined company, that members of the current CenturyLink Board and current CenturyLink senior management will represent a majority of the board and senior management of the combined company, and that the merger agreement provides for Level 3 stockholders to receive a premium over the fair market value of their shares on the date prior to the emergence of public reports of a possible transaction, CenturyLink has determined that it should be considered to be the acquirer of Level 3 for accounting purposes. This means that CenturyLink will allocate the purchase price to the fair value of Level 3’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Pro Forma Information

The following unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the combination had been completed on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are presented as if the combination had been completed on January 1, 2015. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events and is based on (i) the historical consolidated results of operations and financial condition of CenturyLink and its subsidiaries; (ii) the historical consolidated results of operations and financial condition of Level 3 and its subsidiaries; and (iii) pro forma events directly attributable to the proposed combination and, with respect to the unaudited condensed combined statements of operations, those such events that are expected to have a continuing impact on the combined results, as further described below. The pro forma adjustments, and the assumptions on which they are based, are described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information, which are referred to in this section as the Notes.

The unaudited pro forma condensed combined financial information reflects estimated aggregate consideration of $22.287 billion for the Level 3 acquisition, as calculated below (in millions, except per share information):

Cash consideration:
Number of Level 3 common shares issued and outstanding as of September 30, 2016*	359.7
Multiplied by cash consideration per Level 3 share per merger agreement	$26.50

Estimated cash portion of aggregate consideration	$9,532

Equity consideration:
Number of Level 3 common shares issued and outstanding as of September 30, 2016*	359.7
Multiplied by exchange ratio per merger agreement	1.4286

Number of CenturyLink shares to be issued*	513.9
Multiplied by price of CenturyLink common stock on December 13, 2016*	$24.43

Estimated equity portion of aggregate consideration*	$12,555
Estimated equity consideration related to pre-combination share-based compensation awards*	$200

Total equity consideration	$12,755

Estimated aggregate consideration	$22,287

*	The estimated aggregate consideration has been determined based on the Level 3 shares outstanding as of September 30, 2016 and the closing price of CenturyLink’s common stock on December 13, 2016, the last practicable date prior to the date of this joint proxy statement/prospectus. Pursuant to business combination accounting rules, the final aggregate consideration will be based on the number of Level 3 shares outstanding and the price of CenturyLink’s common stock as of the closing date. The estimated equity consideration related to pre-combination share-based compensation awards includes both a fixed component and a variable component. Please see the common stock price sensitivity analysis below for the potential impact of variations to the estimated equity consideration and estimated goodwill.

As noted above, in preparing the pro forma financial information, we have estimated the aggregate consideration based on the closing price of CenturyLink’s common stock on December 13, 2016. The estimated equity consideration and resulting estimated goodwill will vary based on the market price of CenturyLink’s common stock upon consummation of the combination. We believe that a 10-30% fluctuation in the market price of CenturyLink’s common stock is reasonably possible based on its average historical volatility. The table below summarizes the impact of the changes in CenturyLink’s common stock price on the estimated equity consideration and estimated goodwill:

	Common Stock Price	Estimated Equity Consideration(1)	Estimated Goodwill
	(In millions, except stock price)
As presented in the pro forma combined results	$24.43	$12,755	$14,607
A 10% increase in common stock price	26.87	14,021	15,873
A 30% increase in common stock price	31.76	16,555	18,406
A 10% decrease in common stock price	21.99	11,488	13,339
A 30% decrease in common stock price	17.10	8,954	10,806

(1)	As noted above, the estimated equity consideration related to pre-combination share-based compensation awards includes both a fixed component and a variable component. Therefore an increase or a decrease in CenturyLink’s common stock price will not result in a proportional change in the total equity consideration and corresponding goodwill.

In accordance with the acquisition method of accounting, the actual consolidated financial statements of CenturyLink will reflect the combination only from and after the date on which the combination is actually completed. CenturyLink has not yet undertaken any detailed analysis of the fair value of Level 3’s assets and liabilities and will not finalize the purchase price allocation related to the combination until after the combination has been consummated. See the Notes below for additional information.

For purposes of the pro forma information, adjustments for estimated transaction and integration costs for the combination have generally been excluded. These aggregate estimated transaction costs are expected to be approximately $320 million and include estimated costs associated with investment banker advisory fees, pre-closing financing and consent fees and legal fees. The costs associated with these non-recurring activities do not represent ongoing costs of the combined organization and, therefore, are not included in the unaudited pro forma condensed combined statements of operations, but are included in the unaudited pro forma condensed combined balance sheet as a reduction of cash and stockholders’ equity. In addition, the combined company will incur integration costs related to system and customer conversions (including hardware and software costs), employee-related retention and severance costs and certain contract cancellation costs. The specific details of these integration plans will continue to be refined over the next few years. Based on current plans and information, CenturyLink estimates that the integration initiatives associated with the combination will cause the combined company to incur approximately $530 million of non-recurring operating expenses and $160 million of non-recurring capital costs.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the combination, including, but not limited to, those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions, (iii) enhanced revenue opportunities and (iv) increased operational efficiencies through the adoption of best practices and capabilities from each company.

The pro forma information has been prepared in accordance with the rules and regulations of the SEC. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the combination had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future operating results or financial position.

You are urged to read the pro forma information below together with CenturyLink’s and Level 3’s publicly available historical consolidated financial statements and accompanying notes, which are incorporated by reference elsewhere herein, which are contained in reports each company filed with the SEC. See “Where You Can Find More Information.”

CENTURYLINK, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

	CenturyLink	Level 3*	Pro Forma Adjustments			Pro Forma Combined
	(In millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$140	1,569	(1,559)	(A	)	150
Accounts receivable, net	1,957	749	(30)	(B	)	2,676
Other current assets	631	139	83	(C	)	853

Total current assets	2,728	2,457	(1,506)			3,679

NET PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	40,304	21,237	(11,070)	(D	)	50,471
Accumulated depreciation	(22,464)	(11,070)	11,070	(D	)	(22,464)

Net property, plant and equipment	17,840	10,167	—			28,007

GOODWILL AND OTHER ASSETS
Goodwill	20,766	7,736	6,871	(E	)	35,373
Customer relationships, net	3,254	905	6,495	(F	)	10,654
Other intangible assets, net	1,518	62	225	(F	)	1,805
Deferred income taxes, net	—	3,339	(3,101)	(G	)	238
Other, net	690	80	(9)	(C	)	761

Total goodwill and other assets	26,228	12,122	10,481			48,831

TOTAL ASSETS	$46,796	24,746	8,975			80,517

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$1,534	7	—			1,541
Accounts payable	1,036	728	(30)	(B	)	1,734
Accrued expenses and other liabilities	1,453	509	—			1,962
Advance billings and customer deposits	710	263	(132)	(H	)	841

Total current liabilities	4,733	1,507	(162)			6,078

LONG-TERM DEBT	18,184	10,875	8,673	(I	)	37,732

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes, net	3,653	—	(82)	(J	)	3,571
Benefit plan obligations, net	5,228	30	—			5,258
Other	1,106	1,610	(1,250)	(H	)	1,466

Total deferred credits and other liabilities	9,987	1,640	(1,332)			10,295

STOCKHOLDERS’ EQUITY
Preferred Stock	—	—	—			—
Common stock	547	4	510	(K	)	1,061
Additional paid-in capital	15,121	19,763	(7,522)	(K	)	27,362
Accumulated other comprehensive loss	(1,855)	(293)	293	(K	)	(1,855)
Retained earnings (accumulated deficit)	79	(8,750)	8,515	(K	)	(156)

Total stockholders’ equity	13,892	10,724	1,796			26,412

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$46,796	24,746	8,975			80,517

*	Reclassifications have been made to the presentation of Level 3’s historical financial statements in order to conform to CenturyLink’s presentation. See Note 1—Basis of Pro Forma Presentation for additional information.

See accompanying notes to unaudited pro forma condensed combined financial information.

CENTURYLINK, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2016

	CenturyLink	Level 3*	Pro Forma Adjustments			Pro Forma Combined
	(In millions, except per share amounts)
OPERATING REVENUES	$13,181	6,140	(290)	(L	)	19,031

OPERATING EXPENSES
Cost of services and products (exclusive of depreciation and amortization)	5,845	3,007	(203)	(L	)	8,649
Selling, general and administrative	2,439	1,138	—			3,577
Depreciation and amortization	2,958	907	852	(M	)	4,717

Total operating expenses	11,242	5,052	649			16,943

OPERATING INCOME	1,939	1,088	(939)			2,088
OTHER (EXPENSE) INCOME
Interest expense	(998)	(412)	(283)	(N	)	(1,693)
Other income (expense), net	5	(51)	—			(46)

Total other expense, net	(993)	(463)	(283)			(1,739)

INCOME BEFORE INCOME TAX EXPENSE	946	625	(1,222)			349
Income tax expense	(362)	(198)	443	(O	)	(117)

NET INCOME	$584	427	(779)			232

BASIC AND DILUTED EARNINGS PER COMMON SHARE
BASIC	$1.08	1.19				0.22
DILUTED	$1.08	1.18				0.22
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC	539.4	358.1	153.5	(P	)	1,051.0
DILUTED	540.5	361.1	154.7	(P	)	1,056.3

*	Reclassifications have been made to the presentation of Level 3’s historical financial statements in order to conform to CenturyLink’s presentation. See Note 1—Basis of Pro Forma Presentation for additional information.

See accompanying notes to unaudited pro forma condensed combined financial information.

CENTURYLINK, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

	CenturyLink	Level 3*	Pro Forma Adjustments			Pro Forma Combined
	(In millions, except per share amounts)
OPERATING REVENUES	$17,900	8,229	(400)	(L	)	25,729

OPERATING EXPENSES
Cost of services and products (exclusive of depreciation and amortization)	7,778	4,196	(281)	(L	)	11,693
Selling, general and administrative	3,328	1,574	—			4,902
Depreciation and amortization	4,189	1,130	1,249	(M	)	6,568

Total operating expenses	15,295	6,900	968			23,163

OPERATING INCOME	2,605	1,329	(1,368)			2,566
OTHER (EXPENSE) INCOME
Interest expense	(1,312)	(640)	(374)	(N	)	(2,326)
Other income (expense), net	23	(406)	—			(383)

Total other expense, net	(1,289)	(1,046)	(374)			(2,709)

INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT	1,316	283	(1,742)			(143)
Income tax (expense) benefit	(438)	3,150	662	(O	)	3,374

NET INCOME	$878	3,433	(1,080)			3,231

BASIC AND DILUTED EARNINGS PER COMMON SHARE
BASIC	$1.58	9.71	—			3.05
DILUTED	$1.58	9.58	—			3.03
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC	554.3	353.4	151.4	(P	)	1,059.1
DILUTED	555.1	358.6	153.7	(P	)	1,067.4

*	Reclassifications have been made to the presentation of Level 3’s historical financial statements in order to conform to CenturyLink’s presentation. See Note 1—Basis of Pro Forma Presentation for additional information.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the combination had been completed on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are presented as if the combination had been completed on January 1, 2015. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events and is based on (i) the historical consolidated results of operations and financial condition of CenturyLink and its subsidiaries; (ii) the historical consolidated results of operations and financial condition of Level 3 and its subsidiaries; and (iii) pro forma events directly attributable to the proposed combination and, with respect to the unaudited condensed combined statements of operations, those such events that are expected to have a continuing impact on the combined results, as further described below.

The following reclassifications have been made to the presentation of Level 3’s historical financial statements in order to conform to CenturyLink’s presentation:

•	Level 3’s defined benefit obligation of $30 million included in deferred credits and other liabilities—other was reclassified as benefit plan obligations, net on the balance sheet as of September 30, 2016;

•	Level 3’s property and transaction taxes and other costs of $75 million and $105 million for the nine months ended September 30, 2016 and for the year ended December 31, 2015, respectively, were reclassified from cost of services and products (exclusive of depreciation and amortization) to selling, general and administrative expenses;

•	Level 3’s amortization expense of customer installations of $23 million and $36 million for the nine months ended September 30, 2016 and for the year ended December 31, 2015, respectively, was reclassified from depreciation and amortization to cost of services and products (exclusive of depreciation and amortization); and

•	Level 3’s bank charges of $2 million for the nine months ended September 30, 2016 and $2 million for the year ended December 31, 2015, were reclassified from interest expense to selling, general and administrative expenses.

(2) Basis of Preliminary Purchase Price Allocation

The following preliminary allocation of the aggregate consideration payable by CenturyLink in the combination is based on CenturyLink’s preliminary estimates of the fair value of the tangible and intangible assets and liabilities of Level 3 as of September 30, 2016, with any excess aggregate consideration being recorded as goodwill. The final determination of the allocation of the aggregate consideration payable by CenturyLink in the combination will be based on the fair value of such assets and liabilities as of the actual date on which the combination is consummated, with any excess aggregate consideration being recorded as goodwill, and will be finalized after the combination is consummated. The final determination of the allocation of the aggregate consideration payable by CenturyLink in the combination may be materially different than the preliminary estimates used in these pro forma financial statements.

The estimated aggregate consideration payable by CenturyLink in the combination (as calculated in the manner described above) is allocated to the assets to be acquired and liabilities to be assumed based on the following preliminary basis as of September 30, 2016 (in millions):

Total estimated aggregate consideration	$22,287

Cash, accounts receivable and other current assets	2,455
Net property, plant and equipment	10,167
Identifiable intangible assets
Customer relationships	7,400
Other	287
Other non-current assets	288
Current liabilities, excluding the current portion of long-term debt	(1,368)
Current portion of long-term debt	(7)
Long-term debt	(11,255)
Deferred credits and other liabilities	(287)
Goodwill	14,607

Total estimated aggregate consideration	$22,287

(3) Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. These adjustments give effect to pro forma events that are (i) directly attributable to the Level 3 combination, (ii) factually supportable and (iii) with respect to the condensed combined statements of operations, expected to have a continuing impact on the combined company. All adjustments are based on current assumptions and are subject to change upon, among other things, completion of the final purchase price allocation based on the tangible and intangible assets and liabilities of Level 3 on the closing date of the combination.

Balance Sheet Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the combination of Level 3 had been completed on September 30, 2016. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information in the manner described in items (A) through (K) below to give effect to pro forma events and is based on (i) the historical consolidated financial condition of CenturyLink and its subsidiaries; (ii) the historical consolidated financial condition of Level 3 and its subsidiaries; and (iii) pro forma events directly attributable to the proposed combination.

(A) A portion of cash and cash equivalents of $1.559 billion was assumed to be used first for the payment of the combination-related transaction costs and the balance toward the payment of the cash consideration to the Level 3 shareholders. See pro forma adjustment (I) for more information.

(B) To reflect the elimination of the accounts receivable and accounts payable balances directly related to existing commercial transactions between CenturyLink and Level 3.

(C) To eliminate existing deferred costs of Level 3 associated with installation activities that will likely be assigned little or no value in the purchase price allocation process. As of September 30, 2016, Level 3 had certain deferred costs and deferred revenues on its balance sheet associated with installation activities and capacity agreements where Level 3 incurred costs and received payments up front but is recognizing the related expenses and revenues over the estimated life of the customer or life of the contract. Based on the accounting guidance for business combinations, these existing deferred costs and deferred revenues are expected to be assigned little or no value in the purchase price allocation process and have thus been eliminated in preparation of these pro forma financial statements. Also, this pro forma adjustment (i) reclassifies CenturyLink’s existing noncurrent deferred tax asset as reflected in pro forma adjustment (G) and (ii) reflects an income tax receivable of $85 million associated with the income tax deductible portion of the transaction costs.

(D) Due to the size, complexity and asset mix of Level 3’s network assets, CenturyLink management has not yet completed a detailed valuation of Level 3’s property, plant and equipment. However, based on analysis of other telecommunication company valuations, we do not expect the aggregate fair value to differ by more than 10% of these assets’ carrying value. A 10% increase or decrease in fair value would increase or decrease property, plant and equipment by $1.017 billion with a corresponding offset to goodwill. This pro forma adjustment is to eliminate the accumulated depreciation and record Level 3’s property, plant and equipment at its preliminary estimated fair value. See pro forma adjustment (M) for the impact to depreciation and amortization expense.

(E) To reflect the adjustment to remove Level 3’s historical goodwill of $7.736 billion and record goodwill associated with the combination of $14.607 billion estimated as a result of the preliminary purchase price allocation described in Note (2).

(F) To reflect the adjustment to remove Level 3’s historical customer relationships and other intangible assets of $905 million and $62 million, respectively, and to reflect the preliminary estimated fair value of the identifiable intangible assets of Level 3, certain of which were estimated by CenturyLink’s management using the “income approach,” which requires a forecast of all of the expected future cash flows, and certain of which were estimated at current carrying value. Specifically, the fair value of the customer relationships and a portion of the other intangible assets were estimated using the excess earnings method and relief from royalty method, respectively. Additionally, CenturyLink management believes that the carrying value of a portion of the other intangible assets, primarily patents and developed technology, is a reasonable preliminary representation of the fair value of these assets. Therefore, these assets are recorded in the unaudited pro forma condensed combined balance sheet at Level 3’s carrying value. Based on preliminary analysis of other telecommunication company valuations, we do not expect the aggregate fair value of the patents and developed technology to differ by more than 10% of the carrying value. A 10% increase or decrease in fair value of the patents and developed technology would increase or decrease the intangible assets by $5 million with a corresponding offset to goodwill. The estimated useful life of the customer relationship asset is assumed to be 10 years. The estimated weighted-average remaining useful life of the other intangible assets is assumed to be three to four years. The net pro forma adjustment is composed of the following:

Increase (Decrease) to Assets
(In millions)
Establish customer relationships assets	$7,400
Establish other intangible assets	287
Elimination of historical balances	(967)

Net pro forma adjustment	$6,720

(G) To reclassify a portion of Level 3’s existing noncurrent deferred tax asset of $3.037 billion, primarily made up of U.S. Federal Net Operating Loss (NOL) carryforwards, to partially offset CenturyLink’s existing noncurrent deferred tax liability related to the same jurisdictions and conform to the presentation appropriate for the combined financial information. In addition, this pro forma adjustment (i) decreases Level 3’s net deferred tax asset of $67 million related to the loss of Level 3’s NOL tax benefit in Germany upon the change in control of Level 3 and (ii) includes a reclassification of CenturyLink’s existing noncurrent deferred tax asset of $3 million to conform to the presentation appropriate for the combined financial statements. See pro forma adjustment (J) for additional information on the deferred income taxes, net.

(H) To eliminate existing deferred revenues of Level 3 associated with installation activities and capacity agreements that will likely be assigned little or no value in the purchase price allocation process. See pro forma adjustment (C) for additional information on deferred revenues and deferred costs. Also, this pro forma adjustment reclassifies Level 3’s noncurrent deferred tax liability to conform to the presentation for the combined financial statements. See pro forma adjustment (J) for additional information on deferred income taxes, net.

(I) To reflect the issuance of new debt necessary to finance the combination and to adjust the carrying value of Level 3’s long-term debt to its estimated fair value as of September 30, 2016. Fair value was estimated based on quoted market prices where available or, if not available, based on discounted future cash flows using current market interest rates. The pro forma adjustment to debt was computed as follows (in millions):

Long-term debt to be assumed by CenturyLink (including current portion) as of September 30, 2016	$10,882
Elimination of unamortized discounts and unamortized debt issuance costs	131
Adjustment to reflect preliminary estimated fair value of Level 3’s long-term debt	249

Adjusted long-term debt assumed by CenturyLink (including current portion)	11,262

New debt, net of debt issuance costs of $210 million:
New debt issuance (term loans and institutional financing)	8,049
Borrowings on the revolving credit facility	244

Total new debt, net of debt issuance costs of $210 million	8,293

Total assumed and new debt on a pro forma basis as of September 30, 2016	19,555
Less long-term debt to be assumed by CenturyLink (including current portion)	(10,882)

Total pro forma adjustment to long-term debt	$8,673

Source of funds for the cash payment to the Level 3 shareholders and for the payment of transaction costs (in millions):

Cash and cash equivalents	$1,559
Issuance of new debt, net of debt issuance costs of $210 million	8,293

Cash available for payment to Level 3 shareholders and for payment of transaction costs of approximately $320 million	$9,852

For purposes of the unaudited pro forma condensed combined balance sheet, CenturyLink has assumed it would obtain additional financing required to consummate the combination with Level 3. The following table summarizes the additional debt commitments (in millions):

New debt:	Estimated Interest Rate at September 30, 2016	Debt Commitments
Term loan A (LIBOR plus an estimated applicable margin of 2.75% per annum)	3.28%	$1,500
Term loan B (LIBOR (floor of 75 basis points) plus an estimated applicable margin of 4.00% per annum)	4.75%	4,500
Institutional debt (estimated fixed rate)	6.00%	2,225
Revolving credit facility (LIBOR plus an estimated applicable margin of 2.75% per annum)	3.28%	278

Total new debt		8,503
Debt issuance costs		(210)

Total new debt, net of debt issuance costs of $210 million		$8,293

(J) To reclassify a portion of Level 3’s existing noncurrent deferred tax asset to partially offset CenturyLink’s existing noncurrent deferred tax liability as described in pro forma adjustment (G), to reclassify Level 3’s noncurrent deferred tax liability as described in pro forma adjustment (H), to reflect the estimated net deferred tax liability established for the tax effects of recognizing the preliminary purchase price allocation reflected herein (calculated at an estimated combined statutory tax rate of 38.0%) and to adjust the deferred tax liability for (i) a reduction in Level 3’s tax deductible goodwill, (ii) Level 3’s deferred tax liability in Germany after reduction of the deferred tax asset related to the NOL, (iii) the U. S. federal tax effect of the loss of Level 3’s NOL tax benefit in Germany, (iv) the reversal of Level 3’s deferred tax asset related to share-based compensation expense and (v) the impact on Level 3’s valuation allowance in Colorado due to Level 3 filing a combined return with CenturyLink. The net pro forma adjustment is composed of the following:

Increase (Decrease) to Liabilities
(In millions)
Reclassify Level 3’s noncurrent deferred tax asset	$(3,037)
Reclassify Level 3’s noncurrent deferred tax liability	254
Adjust deferred tax liability associated with:
Customer relationship and other intangible assets	2,554
Long-term debt	(144)
Elimination of deferred revenue and deferred costs associated with capacity agreements	426
Share-based compensation replacement awards to be issued by CenturyLink	(55)
Level 3 tax deductible goodwill	(45)
Level 3 deferred tax liability in Germany after reduction of the deferred tax asset related to the NOL	21
U. S. federal tax effect of loss of Level 3’s NOL tax benefit in Germany	(34)
Reversal of Level 3’s share-based compensation deferred tax asset	44
Level 3’s valuation allowance in Colorado due to combined tax return impact	(66)

Net pro forma adjustment	$(82)

(K) To reflect (i) the elimination of Level 3’s stockholders’ equity balances as of September 30, 2016, (ii) the issuance of 513.9 million shares of CenturyLink common stock (valued at $12.555 billion for purposes of this pro forma information) as consideration in the combination, (iii) the share-based compensation of Level 3’s employees included in the estimated aggregate consideration and (iv) the estimated combination-related transactions costs. These pro forma adjustments are composed of the following:

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)
	(In millions)
Historical balance as of September 30, 2016:
CenturyLink at $1.00 par value per share	$547	15,121	(1,855)	79
Level 3 at $0.01 par value per share	4	19,763	(293)	(8,750)

Combined historical balances	551	34,884	(2,148)	(8,671)

Elimination of Level 3’s historical equity	(4)	(19,763)	293	8,750
Record new issuance of CenturyLink common stock	514	12,041	—	—
Record adjustments to equity for share-based compensation	—	200	—	—
Estimated combination-related transaction costs, net of tax(1)	—	—	—	(235)

Net pro forma adjustments	510	(7,522)	293	8,515

Pro forma combined	$1,061	27,362	(1,855)	(156)

(1)	The estimated combination-related transaction costs are reported at $320 million, net of an $85 million income tax benefit. The estimated income tax benefit was computed based on Internal Revenue Service guidelines regarding the deductibility of certain portions of the transaction costs.

Statements of Operations Pro Forma Adjustments

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are presented as if the combination had been completed on January 1, 2015. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events and is based on (i) the historical consolidated results of operations of CenturyLink and its subsidiaries; (ii) the historical consolidated results of operations of Level 3 and its subsidiaries; and (iii) pro forma events directly attributable to the proposed combination that are expected to have a continuing impact on the combined results, as further described below.

The unaudited pro forma condensed combined statements of operations have not been adjusted for special items. Specifically, for the year ended December 31, 2015, CenturyLink recognized a tax benefit of $34 million related to affiliate debt rationalization and Level 3 recognized an income tax benefit of $3.3 billion from the reversal of a valuation allowance, a $218 million loss on modification and extinguishment of debt and a $171 million charge related to its Venezuelan deconsolidation, and for the nine months ended September 30, 2016, Level 3 recognized a $40 million loss on modification and extinguishment of debt and a $47 million income tax benefit from the reversal of a valuation allowance.

On November 3, 2016, CenturyLink entered into a definitive stock purchase agreement with a consortium led by BC Partners, Inc. and Medina Capital (which we refer to as Purchaser) under which CenturyLink proposes to sell its data centers and colocation business for cash and equity valued at $2.3 billion, subject to offsets for the capital lease obligations and various working capital and other adjustments. The assets that will be sold and the liabilities to be assumed are currently included in CenturyLink’s continuing operations. As part of the transaction, Purchaser will assume CenturyLink’s capital lease obligations, which amounted to $320 million as of September 30, 2016, related to the properties to be sold. The parties anticipate closing the transaction in the first quarter of 2017. The unaudited pro forma condensed combined statements of operations have not been adjusted to exclude the revenues generated from CenturyLink’s colocation business of approximately $626 million and $469 million for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively, as the transaction does not meet the GAAP definition of discontinued operations.

The unaudited pro forma condensed combined statements of operations have not been adjusted for the impact of any potential loss of revenues, specifically from cancellation of customer contracts that may occur as a result of the combination.

(L) To reflect the elimination of (i) operating revenues and operating expenses for existing commercial transactions between CenturyLink and Level 3 and (ii) the operating revenues and operating expenses recognized by Level 3 associated with the existing deferred revenues and deferred costs from installation activities and capacity agreements that will likely be assigned little or no value in the purchase price allocation process.

	Increase (Decrease) to Operating Revenues and Operating Expenses
	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	(In millions)
Operating Revenues:
Commercial transactions between CenturyLink and Level 3	$(245)	(180)
Elimination of Level 3 deferred revenues	(155)	(110)

Total pro forma operating revenues adjustments	$(400)	(290)

Operating Expenses—Costs of goods and services:
Commercial transactions between CenturyLink and Level 3	$(245)	(180)
Elimination of Level 3 deferred costs	(36)	(23)

Total pro forma operating expenses—costs of goods and services adjustments	$(281)	(203)

(M) To reflect amortization expense associated with the Level 3 customer relationships and other intangible assets estimated in pro forma adjustment (F). We assumed an estimated useful life of 10 years for the customer relationships assets and an estimated weighted-average useful life of three to four years for the other intangible assets. The amortization expense for the customer relationships was estimated utilizing an accelerated (sum-of-the-years digits) amortization method and amortization expense for the other intangible assets was estimated utilizing the straight-line method. The pro forma adjustment for the Level 3 acquisition for the year ended December 31, 2015 and the nine months ended September 30, 2016 represents the difference between the estimated amortization that would have been recorded during the above noted periods assuming the amounts assigned to the customer relationships and other intangible assets were equivalent to the amounts assigned for these assets based on the preliminary purchase price allocation prepared in connection with CenturyLink’s acquisition of Level 3, less Level 3’s reported amounts of amortization for the year ended December 31, 2015 and the nine months ended September 30, 2016.

	Increase (Decrease) to Amortization Expense
	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	(In millions)
Amortization expense on Level 3 identified intangible assets	$1,476	1,011
Less historical amortization expense	(227)	(159)

Net pro forma adjustment	$1,249	852

We estimate that total amortization expense using estimated values of the customer relationships and other intangible assets for the years ending December 31, 2016 through 2020 will be as follows:

(In millions)
2016	$1,329
2017	1,182
2018	1,020
2019	813
2020	667

As discussed in pro forma adjustment (D), the current carrying value of property, plant and equipment has been used in the estimated purchase price allocation. If the fair value of property, plant and equipment increased or decreased by 10% of the carrying value at September 30, 2016, depreciation expense would increase or decrease by approximately $80 million and $65 million for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. If the fair value of property, plant and equipment increased or decreased by 20% of the carrying value at September 30, 2016, depreciation expense would increase or decrease by approximately $159 million and $129 million for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. These adjustments are not reflected in the unaudited pro forma condensed combined statements of operations for either period noted above.

(N) To reflect the net increase in interest expense resulting from (i) interest on the new debt to finance the combination and the amortization of the related debt issuance costs; (ii) the elimination of Level 3’s historical amortization of debt discount and amortization of debt issuance costs; and (iii) a reduction in interest expense from the accretion of the purchase accounting adjustment associated with reflecting Level 3’s long-term debt based on its estimated fair value pursuant to the adjustment described in pro forma adjustment (I) above. Such fair value adjustment for the Level 3 acquisition is recognized based on the maturity schedule of the long-term debt which equates to a weighted-average of six years.

	(Increase) Decrease to Interest Expense
	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	(In millions)
Interest expense on new debt issuance	$(406)	(304)
Amortization of new debt issuance costs	(33)	(25)
Amortization of premium associated with the preliminary estimated fair value of Level 3 debt reflected in pro forma adjustment(I)	41	31
Elimination of Level 3’s amortization of debt discount and amortization of debt issuance costs	24	15

Net pro forma adjustment	$(374)	(283)

The new debt issuance assumes both fixed and variable interest rates. The assumed interest rate of 3.28% for the $1.5 billion senior term loan A is based on LIBOR plus an estimated applicable margin of 2.75% per annum. The assumed interest rate of 4.75% for the $4.5 billion senior term loan B is based on LIBOR (floor of 75 basis points) plus an estimated applicable margin of 4.00% per annum. The assumed interest rate of 3.28% for the $2.0 billion revolving credit facility is based on LIBOR plus an estimated applicable margin of 2.75% per annum. The September 30, 2016 base LIBOR rate was used in the above assumptions. As of September 30, 2016, an increase of 1.00% per annum from the base LIBOR rate assumed for the above variable interest rates on the term loans and revolving credit facility would increase interest expense by approximately $53 million and $40 million for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.

(O) To reflect the tax effect of Items (L), (M) and (N) using an estimated combined statutory tax rate of 38.0%. Also, to reflect the reversal of a Level 3 income tax benefit of $21 million resulting from the recognition of previously unrecognized excess tax benefits from Level 3’s adoption of the Financial Accounting Standards Board’s Accounting Standard Update (“ASU”) 2016-09, “Improvements to Employee Share-Based Payment Accounting”. CenturyLink has not adopted ASU Update 2016-09 as of September 30, 2016. The statutory rates for CenturyLink and Level 3 are relatively consistent and are not currently expected to change significantly as result of the combination.

(P) To reflect (i) the elimination of Level 3’s basic and diluted common shares outstanding, net and (ii) the assumed issuance of basic and diluted common shares as a result of the combination calculated by multiplying Level 3’s basic and diluted common shares outstanding by the 1.4286 exchange ratio.

	Basic Common Shares	Diluted Common Shares
	For the Nine Months Ended September 30, 2016
	(In millions)
Weighted-average outstanding
CenturyLink weighted-average outstanding	539.4	540.5
Level 3 weighted-average outstanding	358.1	361.1

Combined weighted-average outstanding	897.5	901.6

Elimination of Level 3’s historical weighted-average outstanding	(358.1)	(361.1)
Record new issuance of CenturyLink common stock at 1.4286 exchange ratio	511.6	515.8

Net pro forma adjustments	153.5	154.7

Pro forma combined weighted-average outstanding	1,051.0	1,056.3

	Basic Common Shares	Diluted Common Shares
	For the Year Ended December 31, 2015
	(In millions)
Weighted-average outstanding
CenturyLink weighted-average outstanding	554.3	555.1
Level 3 weighted-average outstanding	353.4	358.6

Combined weighted-average outstanding	907.7	913.7

Elimination of Level 3’s historical weighted-average outstanding	(353.4)	(358.6)
Record new issuance of CenturyLink common stock at 1.4286 exchange ratio	504.8	512.3

Net pro forma adjustments	151.4	153.7

Pro forma combined weighted-average outstanding	1,059.1	1,067.4

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

CenturyLink common stock and Level 3 common stock are both traded on the NYSE under the symbols CTL and LVLT, respectively. The following table presents trading information for CenturyLink and Level 3 common shares on October 26, 2016, the last trading day before public reports of a possible transaction, and [●], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus.

	CTL Common Stock						LVLT Common Stock
Date	High		Low		Close		High		Low		Close
October 26, 2016		$28.42		$28.06		$28.25		$47.06		$46.35		$46.92
[●], 2017	$		$		$		$		$		$

For illustrative purposes, the following table provides Level 3 equivalent per share information on each of the specified dates. Level 3 equivalent per share amounts are calculated by multiplying CenturyLink per share amounts by the exchange ratio of 1.4286 and adding the $26.50 cash consideration per share of Level 3 common stock.

	CTL Common Stock						LVLT Equivalent Per Share
Date	High		Low		Close		High		Low		Close
October 26, 2016		$28.42		$28.06		$28.25		$67.10		$66.59		$66.86
[●], 2017	$		$		$		$		$		$

Market Prices and Dividend Data

CenturyLink

The following table sets forth the high and low sales prices of CenturyLink’s common stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

	High	Low	Dividend Declared
2014
First Quarter	$32.98	$27.93	$0.54
Second Quarter	38.21	32.45	0.54
Third Quarter	45.67	35.70	0.54
Fourth Quarter	41.99	37.56	0.54
2015
First Quarter	40.59	34.04	0.54
Second Quarter	37.00	29.28	0.54
Third Quarter	31.13	24.29	0.54
Fourth Quarter	29.37	24.11	0.54
2016
First Quarter	32.49	21.94	0.54
Second Quarter	32.94	26.35	0.54
Third Quarter	31.56	26.51	0.54
Fourth Quarter (through December 13, 2016)	33.45	22.86	0.54

As discussed in greater detail under “Risk Factors—Risk Factors Relating to CenturyLink Following the Combination—Other Risks—CenturyLink cannot assure you that it will be able to continue paying dividends at the current rate, or at all,” the declaration and payment of future dividends is at the discretion of the CenturyLink Board, and will depend upon its financial results, cash requirements, future prospects and other factors deemed relevant by the CenturyLink Board.

Level 3

The following table sets forth the high and low per share closing sales prices of Level 3’s common stock as reported by the NYSE Composite Tape for the calendar quarters indicated.

	High	Low
2014
First Quarter	$39.21	$31.01
Second Quarter	45.60	36.37
Third Quarter	47.50	41.17
Fourth Quarter	50.05	38.05
2015
First Quarter	55.46	47.02
Second Quarter	56.90	52.11
Third Quarter	54.16	41.57
Fourth Quarter	54.45	43.00
2016
First Quarter	53.74	42.74
Second Quarter	54.21	47.43
Third Quarter	57.18	46.38
Fourth Quarter (through December 13, 2016)	57.20	45.09

Level 3 did not pay any dividends in 2014, 2015 or 2016. Level 3’s current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in its business. As a result, Level 3’s directors and management do not anticipate paying any cash dividends on shares of Level 3 common stock in the foreseeable future. In addition, Level 3 is effectively restricted under certain debt covenants and the merger agreement from paying cash dividends on shares of Level 3 common stock.

DIRECTORS AND OFFICERS OF CENTURYLINK FOLLOWING THE COMBINATION

CenturyLink has agreed to appoint to the CenturyLink Board, on or prior to the effective time of the initial merger (i) three members of the Level 3 Board who will be selected by CenturyLink from any of the Level 3 directors who are unaffiliated with or not designated by STT Crossing, and (ii) one member of the Level 3 Board designated by STT Crossing in accordance with the terms of the shareholder rights agreement. If any of the directors selected by CenturyLink are unable or unwilling to serve on the CenturyLink Board, then CenturyLink shall select another candidate from the Level 3 Board not affiliated with nor designated by STT. CenturyLink has agreed to cause all such appointed directors to be nominated for election to the CenturyLink Board at the first annual meeting following the closing of the combination. In addition, in accordance with the terms of the shareholder rights agreement, CenturyLink has also agreed to nominate the STT Crossing designee to the CenturyLink Board for the first three annual meetings of CenturyLink following the completion of the combination, unless STT Crossing and its affiliates do not beneficially own at least 85% of the CenturyLink common stock to be received by them at the completion of the combination.

CenturyLink expects Jeff K. Storey, Level 3’s president and chief executive officer, Steven T. Clontz, senior executive vice president of Singapore Technologies Telemedia Pte. Ltd., [●] and [●] to join the CenturyLink Board upon completion of the combination, with Mr. Clontz serving as the designee of STT Crossing.

Upon completion of the combination, R. Stewart Ewing, Jr., CenturyLink’s current Executive Vice President, Chief Financial Officer and Assistant Secretary, plans to retire. Following Mr. Ewing’s retirement, Mr. Sunit Patel, Executive Vice President and Chief Financial Officer of Level 3, will serve as Chief Financial Officer of the combined company. Following the completion of the combination, the members of the CenturyLink Board are expected to continue as directors of the combined company and the executive officers of CenturyLink, other than Mr. Ewing, are currently expected to continue to be executive officers of the combined company. Decisions on executive officers are subject to change as the parties complete integration planning and as decisions are made concerning the management structure of the combined company.

COMPARISON OF RIGHTS OF LEVEL 3 STOCKHOLDERS AND CENTURYLINK SHAREHOLDERS

If the merger is consummated, stockholders of Level 3 will become shareholders of CenturyLink. The rights of CenturyLink shareholders are governed by and subject to the provisions of the LBCA and the articles of incorporation and bylaws of CenturyLink, rather than the provisions of Delaware law and the certificate of incorporation and bylaws of Level 3. Below is a summary of the material differences between the rights of holders of CenturyLink common stock and the rights of holders of Level 3 common stock, which does not purport to be a complete description of those differences or a complete description of the terms of the CenturyLink common stock subject to issuance in connection with the merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Louisiana Business Corporation Act, which we refer to as the LBCA, (ii) Delaware law, (iii) the Amended and Restated Articles of Incorporation of CenturyLink, which we refer to as the CenturyLink charter, (iv) the Amended and Restated Certificate of Incorporation of Level 3, which we refer to as the Level 3 charter, (v) the bylaws of CenturyLink, which we refer to as the CenturyLink bylaws, (vi) the amended and restated by-laws of Level 3, which we refer to as the Level 3 by-laws, and (vii) the description of CenturyLink common stock contained in CenturyLink’s Form 8-A/A registration statement filed with the SEC on March 2, 2015 and any amendment or report filed with the SEC for the purpose of updating such description.

This section does not include a complete description of all differences among the rights of CenturyLink shareholders and Level 3 stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that there are no other differences that may be equally important. You are urged to read carefully the relevant provisions of Delaware law and the LBCA, as well as the governing corporate instruments of each of CenturyLink and Level 3, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

CenturyLink	Level 3

Authorized Capital
CenturyLink is currently authorized under its articles of incorporation to issue an aggregate of 1.602 billion shares of capital stock, consisting of 1.6 billion shares of common stock, $1.00 par value per share, and two million shares of preferred stock, $25.00 par value per share.	Level 3 is authorized to issue 443,333,333 shares, of which 433,333,333 are shares of common stock, $0.01 par value per share, and 10,000,000 of which are shares of preferred stock, $0.01 par value per share.

Outstanding Capital Stock

As of the record date, [●] shares of CenturyLink’s common stock were outstanding. CenturyLink’s common stock is listed for trading on the NYSE.

Holders of CenturyLink common stock are entitled or subject to all of the rights and obligations applicable to common shareholders under the LBCA and the CenturyLink charter and bylaws.

As of the record date, [●] shares of CenturyLink’s preferred stock were outstanding.

As of the record date, [●] shares of Level 3’s common stock were outstanding. Level 3’s common stock is listed for trading on the NYSE.

Holders of Level 3 common stock are entitled or subject to all of the rights and obligations applicable to common stockholders under Delaware law and the Level 3 charter and by-laws.

As of the date of this joint proxy statement/prospectus, Level 3 does not have any outstanding shares of preferred stock.

CenturyLink	Level 3
Holders of CenturyLink preferred stock are entitled or subject to all the rights and obligations applicable to preferred shareholders under the LBCA and the CenturyLink charter and bylaws.	Holders of Level 3 preferred stock are entitled or subject to all the rights and obligations applicable to preferred stockholders under Delaware law and the Level 3 charter and by-laws.

Voting Rights

Each share of CenturyLink common stock entitles the holder thereof to one vote per share on all matters duly submitted to shareholders for their vote or consent.

Each share of CenturyLink voting preferred stock entitles the holder thereof to one vote per share, voting with holders of shares of CenturyLink common stock, on all matters duly submitted to shareholders for their vote or consent, except with respect to those matters as to which holders of the CenturyLink voting preferred stock are required by law to vote separately.

Each holder of Level 3 common stock is entitled to one vote per share.

Dividends

Holders of CenturyLink common stock are entitled to receive dividends when, as and if declared by CenturyLink’s board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock.

Holders of CenturyLink voting preferred shares are entitled to receive when, as and if declared by CenturyLink’s board of directors, out of funds legally available therefor, an annual cash dividend of $1.25 per CenturyLink voting preferred share, payable quarterly on each March 31, June 30, September 30 and December 31 on which any CenturyLink voting preferred share shall be outstanding.

Under the LBCA, CenturyLink may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus the amount of certain specified preferential distribution rights of the holders of any outstanding preferred stock.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Level 3 common stock have a ratable right to receive dividends as may be declared out of assets or funds legally available for the payment of dividends by the Level 3 Board in its sole business judgment.

Under Delaware law, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

Number of Directors

Under CenturyLink’s charter, the number of authorized directors is determined from time to time by the approval of both 80% of the directors then in office and a majority of the continuing directors (as defined therein), voting as a separate group.

There are currently 11 directors serving on the CenturyLink board. At or prior to the effective time of

Level 3’s charter provides that the number of directors will be fixed by the Level 3 Board from time to time, but shall not be less than six and not more than 15.

There are currently 11 directors serving on the Level 3 Board.

CenturyLink	Level 3
the initial merger, the CenturyLink board is expected to be increased to include (i) three members of the Level 3 Board who will be selected by CenturyLink from any of the Level 3 directors who are unaffiliated with or not designated by STT Crossing and (ii) one member of the Level 3 Board designated by STT Crossing in accordance with the terms of the shareholder rights agreement. For additional information, see the section entitled “Directors and Officers of CenturyLink Following the Combination.”

Election of Directors

Pursuant to CenturyLink’s charter, each director holds office for a term of one year and until his or her successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Currently, holders of CenturyLink common stock and voting preferred stock are entitled to elect all of the authorized number of members of CenturyLink’s board of directors. Holders of CenturyLink common stock and voting preferred stock do not have cumulative voting rights. As a result, the holders of a majority of the votes cast in the election of directors are able to elect all of the directors in an uncontested election.

CenturyLink’s bylaws provide that in an uncontested election of directors, each director must be elected by the vote of the majority of the votes cast with respect to that director’s election. If a nominee for director is not elected and the nominee is an incumbent director, such incumbent director must promptly tender his or her resignation to the board of directors, subject to acceptance by the board of directors. In a contested election, the directors shall be elected by a plurality vote.

Pursuant to Level 3’s by-laws, each director holds office for a term of one year and until his or her successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Holders of Level 3 common stock do not have cumulative voting rights.

Level 3’s by-laws provide that in uncontested elections of directors, a nominee for director will be elected to the board if the votes cast for that nominee constitute at least a majority of the votes cast with respect to that nominee. In an uncontested election where an incumbent director does not receive a majority of the votes cast, that incumbent director will be required to tender a resignation to the Level 3 Board for its consideration. In a contested election, the directors shall be elected by a plurality vote.

Removal of Directors
Under CenturyLink’s charter the shareholders may remove any director or the entire board of directors, only for cause, at any meeting of the shareholders called for such purpose, by the affirmative vote of the holders of (i) a majority of the total voting power of all shareholders and (ii) at any time there is a related person (as defined therein), a majority of the total voting power of all shareholders other than the related person, voting as a separate group.	Under Level 3’s charter, any director may be removed from office only by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

CenturyLink	Level 3
Filling Board Vacancies
Under the LBCA, unless the articles of incorporation provide otherwise, any vacancy on the board of directors may be filled by the remaining directors, subject to the right of the shareholders to fill the vacancy. Pursuant to CenturyLink’s charter, vacancies on CenturyLink’s board of directors may be filled only by the board of directors by a vote of both a majority of the directors then in office and a majority of the continuing directors voting as a separate group.	Under Delaware law, unless the certificate of incorporation or bylaws provides otherwise, any vacancy on the board of directors may be filled by a majority of directors then in office, subject to the right of the stockholders to fill the vacancy. Pursuant to Level 3’s by-laws, vacancies on Level 3’s board of directors may be filled only by the board of directors by a majority vote of the directors then in office.

Action by Written Consent
CenturyLink’s charter provides that shareholder action may be taken only at an annual or special meeting of shareholders, and may not be taken by written consent of the shareholders.	Level 3’s by-laws provide that any action required or permitted to be taken at a stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting, and may not be taken by written consent of the stockholders.

Advance Notice Requirements for Shareholder Nominations and Other Proposals
CenturyLink’s bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of its board of directors, of candidates for election as directors and with regard to other matters to be brought before a meeting of CenturyLink’s shareholders. CenturyLink’s bylaws provide that any shareholder of record entitled to vote thereon may nominate one or more persons for election as directors and properly bring other matters before a meeting of the shareholders only if written notice has been received by the secretary of CenturyLink, (i) in the event of an annual meeting of shareholders, not more than 180 days and not less than 90 days in advance of the first anniversary of the preceding year’s annual meeting of shareholders or, in the event of an annual meeting scheduled to be held either more than 30 days earlier or 60 days later than such anniversary date, not more than 180 days and not less than 90 days in advance of the meeting, or if public announcement is less than 100 days prior to the meeting, within 10 days of public disclosure of the meeting date; and (ii) in the event of a special meeting, not more than 120 days and not less than 90 days in advance of the meeting, or if public announcement is less than 100 days prior to the meeting, within 10 days of public disclosure of the meeting date.

For business to be properly brought before an annual meeting by a stockholder, including any proposal to be presented at the annual meeting of stockholders or a nomination of an individual for election as a director at the annual meeting of stockholders (other than through the proxy access process), the stockholder must have given timely notice thereof in proper written form to the Secretary of Level 3.

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of Level 3 not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the stockholders; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be delivered to or mailed and received at the principal executive offices of Level 3 no later than the close of business on the tenth day following the earlier of (i) the date on which notice of the date of the meeting was mailed and (ii) the date on which public disclosure of the meeting date was made.

In addition, the notice must contain certain specified information concerning, among other things, the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal and the beneficial owner, if any, on whose	To be in proper written form, a stockholder’s notice to the Secretary with respect to business to be brought at an annual meeting shall set forth (i) a brief description of the business desired to be brought before the annual meeting and the reasons for

CenturyLink	Level 3
behalf the nomination or proposal is made, including but not limited to the following: (i) the name and address of such shareholder; (ii) their beneficial ownership interests in CenturyLink’s voting shares, including disclosure of arrangements that might cause such person’s voting, investment or economic interests in CenturyLink’s voting shares to differ from those of its other shareholders; (iii) certain additional information concerning such parties required under the federal proxy rules; (iv) a description of all agreements with respect to the nomination or the proposal among the nominating or proposing shareholder, any beneficial owner, any person acting in concert with them, each proposed nominee, as applicable, and certain other persons; and (v) a representation whether any such person intends to solicit proxies or votes in support of their proposal or proposed nominee, as applicable.	conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of Level 3 capital stock owned, beneficially or of record, by that stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names and addresses) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

In the case of nominations for directors, the notice must also, among other things, (i) set forth various biographical, compensation and other data relating to the proposed nominee and (ii) disclose various aspects of the proposed nominee’s background, qualifications and certain specified arrangements with other persons. In the case of other proposed business, the shareholder’s notice must set forth, among other things, a description of the business and any material interest in the proposed business of such shareholder.

The proposing shareholder must include a representation that such shareholder intends to appear at the meeting in person to make the nomination or propose the specified matter.

Proxy Access
Under the CenturyLink bylaws, a shareholder, or group of up to 10 shareholders, who have collectively owned at least 3% of CenturyLink’s outstanding common stock continuously for at least three years, and who fully comply with the terms of the applicable CenturyLink bylaw can nominate directors not to exceed 20% of the number of directors then serving for inclusion in CenturyLink’s proxy materials applicable to the election of directors at an annual meeting.	Under the Level 3 by-laws, a stockholder, or group of up to 20 stockholders, who have collectively owned at least 3% of Level 3’s outstanding common stock continuously for at least three years, and who fully comply with the terms of the applicable Level 3 by-law can nominate directors not to exceed 20% of the number of directors then serving for inclusion in Level 3’s proxy materials applicable to the election of directors at an annual meeting of stockholders.

Amendments to the Articles or Certificate of Incorporation
Generally, CenturyLink’s charter provides that any provision contained therein may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon, provided such action is first approved by the directors in the manner specified in the CenturyLink charter.	Level 3’s charter provides that any provision contained therein may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

CenturyLink	Level 3
Various provisions of CenturyLink’s charter, including the fair price provisions and those provisions limiting the ability of shareholders to act by written consent, may not be amended except upon the affirmative vote of the holders of both: (i) 80% of the total voting power of all shareholders; and (ii) two-thirds of the total voting power of shareholders, other than a related person, present or represented at a shareholders’ meeting, voting as a separate group.

Amendment to Bylaws
CenturyLink’s bylaws may be adopted, amended, or repealed and new bylaws may be adopted by either: (i) a majority of CenturyLink’s directors and a majority of CenturyLink’s continuing directors, voting as a separate group; or (ii) the holders of at least 80% of the total voting power of all shareholders and two-thirds of the total voting power of shareholders, other than any related person, present or duly represented at a shareholders’ meeting, voting as a separate group.	Level 3’s by-laws provide that the by-laws may be repealed, altered, amended or rescinded, and new by-laws adopted, by the majority vote of the board of directors, or by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

Special Meeting of Shareholders

CenturyLink’s charter currently provides that special meetings of the shareholders for any purpose or purposes may be called by the chairman of the CenturyLink board, the chief executive officer, the president, or by a majority of the directors.

Under the LBCA, unless the articles of incorporation provide otherwise (subject to certain limitations), shareholders holding at least 10% of the votes entitled to be cast on an issue may call a special meeting. The CenturyLink charter currently provides that shareholders may call a special meeting of shareholders only if they hold at least a majority of CenturyLink’s total voting power.

Level 3’s charter and by-laws provide that special meetings of the stockholders for any purpose or purposes may be called by the chairman of the Level 3 Board, the chief executive officer, the president, or by a majority of the directors.

Level 3 stockholders are not authorized to call special meetings of stockholders.

Limitation of Personal Liability of Directors

CenturyLink’s charter provides that a director or officer of CenturyLink shall not be personally liable to CenturyLink or its shareholders for monetary damages for breach of fiduciary duties as a director or officer except for:

(a) any breach of the director’s duty of loyalty to CenturyLink or its shareholders;

(b) an intentional infliction of harm on CenturyLink or its shareholders

Level 3’s charter provides that a director of Level 3 shall not be personally liable to Level 3 or its stockholders for monetary damages for breach of fiduciary duties as a director except for liability:

(a) for any breach of the director’s duty of loyalty to Level 3 or its stockholders;

(b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

CenturyLink	Level 3
(c) liability for certain specified unlawful distributions, redemptions or share repurchases; or (d) an intentional violation of criminal law.	(c) liability for certain specified unlawful distributions, redemptions or share repurchases; or (d) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Under the LBCA, CenturyLink may indemnify each of its current or former directors and officers (each an “indemnitee”) against liability (including judgments, settlements, penalties, fines, or reasonable expenses) incurred by the indemnitee in a proceeding to which the indemnitee is a party if: (i) the indemnitee acted in good faith and reasonably believed either: (a) in the case of conduct in an official capacity, that such indemnitee’s conduct was in the best interests of CenturyLink; or (b) in all other cases, that such indemnitee’s conduct was at least not opposed to the best interests of CenturyLink; (ii) with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe such indemnitee’s conduct was unlawful.

CenturyLink may also advance expenses to the indemnitee provided that the indemnitee delivers: (i) a written affirmation of such indemnitee’s good faith belief that the relevant standard of conduct has been met by such indemnitee or that the proceeding involves conduct for which liability has been eliminated; and (ii) a written undertaking to repay any funds advanced if (a) such indemnitee is not entitled to mandatory indemnification by virtue of being wholly successful, on the merits or otherwise, in the defense of any such proceeding and (b) it is ultimately determined that such indemnitee has not met the relevant standard of conduct.

CenturyLink has the power to obtain and maintain insurance on behalf of any person who is or was acting for CenturyLink, regardless of whether it has the legal authority to indemnify, or advance expenses to, the insured person with respect to such liability.

Under CenturyLink’s bylaws, CenturyLink is obligated to indemnify its current or former directors and officers, except that if any of its current or former directors or officers are held liable under or settle any derivative suit, CenturyLink is permitted but not obligated to indemnify the indemnified person.

Level 3’s charter requires Level 3 to indemnify each person who is or was a director, officer or employee, or is or was serving at Level 3’s request as a director, officer or employee of any corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under applicable law.

Level 3’s by-laws require Level 3 to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Level 3), by reason of the fact that he is or was a director, officer or employee or agent of Level 3, or is or was serving at Level 3’s request as a director, officer or employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in the best interests of Level 3.

Level 3’s by-laws also require Level 3 to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Level 3 to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee or agent of Level 3, or is or was serving at Level 3’s request as a director, officer or employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in the best interests of Level 3, except that no indemnification shall be made in respect of any claim as to which such person has been adjudged liable to Level 3 unless and to the extent that the Court of Chancery determines that such person is reasonably and fairly entitled to such indemnity.

CenturyLink	Level 3
Stockholder Rights Agreement
Currently, CenturyLink is not a party to any rights agreement.	Pursuant to the Level 3 rights agreement dated April 10, 2011, Level 3 distributed certain preferred share purchase rights to its common stockholders. Level 3 amended the Level 3 rights agreement to make it in applicable to the combination.

Forum Selection
Neither the CenturyLink charter nor bylaws contain any provisions regarding the forum for legal actions.	Level 3’s bylaws include a forum selection provision, which provides that the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Level 3, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of Level 3 to Level 3 or its stockholders, (iii) any action asserting a claim against Level 3 or any director or officer or other employee of Level 3 arising pursuant to any provision of Delaware law or Level 3’s charter or by-laws, or (iv) any action asserting a claim against Level 3 or any director or officer or other employee of Level 3 governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, under certain circumstances, other courts located in the State of Delaware).

Access to Records
Under the LBCA, upon five day’s written notice, any shareholder, may inspect: (1) the corporation’s articles and bylaws; (2) board resolutions regarding classification of shares; (3) the minutes of all shareholders’ meetings and records of all action taken by shareholders without a meeting, for the past three years; (4) all written communications sent to shareholders within the past three years; (5) a list of names and business addresses of the corporation’s current directors and officers; and (6) a copy of the corporation’s most recent annual report. A shareholder holding at least 5% of any class of issued shares for at least six months may inspect any and all of the corporation’s records for a proper purpose that is described with reasonable particularity and the records sought are directly connected with the shareholder’s purpose. If after a reasonable time, the corporation fails to comply with such a request, the shareholder may apply to a court of competent jurisdiction to compel compliance.	Under Delaware law, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right, subject to certain limited exceptions, to examine for any proper purpose the corporation’s relevant books and accounts, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, its other books and records and a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or the corporation could obtain such records through the exercise of control over such subsidiary. If after five business days the corporation fails to reply or refuses to comply with such a request, the stockholder may apply to the Court of Chancery to compel compliance.

Antitakeover Provisions
Fair Price Provisions. Pursuant to CenturyLink’s charter, no “business combination,” including mergers,	Business Combinations. Delaware law generally prohibits “business combinations,” including

CenturyLink	Level 3

sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with, or by, a related person, may be effected unless: (1) in addition to the vote required by law or the charter, the business combination is approved by (i) a majority of directors then in office and a majority of the continuing directors and (ii) by affirmative votes of the holders of both (a) 80% of the total voting power, voting as a separate group, and (b) two-thirds of the total voting power entitled to be cast by independent shareholders present or duly represented, voting as a separate voting group, and (2) a proxy or information statement describing the business combination and complying with the Exchange Act is mailed to all shareholders at least 30 days prior to consummation of the business combination.

Evaluation of Tender Offers. The board of directors is required by CenturyLink’s charter to consider various factors when evaluating a business combination, tender or exchange offer, or a proposal by another person to make a tender or exchange offer, including the social and economic effects of the transaction on CenturyLink and its subsidiaries, as well as on CenturyLink’s respective employees, customers, creditors, and other elements of the communities in which CenturyLink operates or is located.

mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. Although Delaware corporations may elect not to be governed by Section 203, Level 3 has not made such an election.

Other. Certain of the other above-described provisions of the CenturyLink charter or CenturyLink bylaws, including the advance notice and other provisions regulating the manner in which shareholders can meet or take action, could be viewed by some shareholders to be disadvantageous because they could potentially limit or preclude meaningful shareholder participation in certain transactions or discourage takeover attempts, proxy contests or other attempts to influence or replace CenturyLink’s current management, all as discussed in greater detail in CenturyLink’s Form 8-A/A registration statement described above.	Other. Certain of the other above-described provisions of the Level 3 charter or Level 3 bylaws, including the advance notice and other provisions regulating the manner in which stockholders can meet or take action, could be viewed by some stockholders to be disadvantageous because they could potentially limit or preclude meaningful stockholder participation in certain transactions or discourage takeover attempts, proxy contests or other attempts to influence or replace Level 3’s current management, all as discussed in greater detail in Level 3’s Form 8-A/A registration statement filed with the SEC on November 30, 2011.

APPRAISAL RIGHTS

Level 3 Stockholders

Under Delaware law, holders of Level 3 common stock are entitled to dissenters’ rights of appraisal in connection with the combination, provided that such holders meet all of the conditions set forth in Section 262 of the Delaware law (which we refer to as Section 262). Pursuant to Section 262, Level 3 stockholders who do not vote in favor of the proposal to adopt the merger agreement and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the combination is completed. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the combination, are not opinions as to, and do not in any manner address, fair value under the Delaware law. Level 3 stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. Any Level 3 stockholder wishing to preserve their rights to appraisal must make a demand for appraisal as described below.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Level 3 stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex H to this document.

Under Section 262, Level 3 is required to notify stockholders not less than 20 days before the special meeting to vote on the merger proposal that appraisal rights will be available. A copy of Section 262 must be included with that notice. The Level 3 special meeting will be held on                     , 2017.

This document constitutes Level 3’s notice to its stockholders of the availability of appraisal rights in connection with the combination under Section 262 of the General Corporation Law of the State of Delaware.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex H to this document and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Level 3 common stock, you must:

•	NOT vote your shares of Level 3 common stock in favor of the merger agreement;

•	deliver to Level 3 a written demand for appraisal of your shares before the date of the special meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold your shares of Level 3 common stock through the date the combination is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

If you sign and return a proxy card, or submit a proxy by telephone or through the internet, that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy, unless the proxy is revoked, will be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

Only a holder of record of shares of Level 3 common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. To be effective, a demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of Level 3 common stock in connection with the combination. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Level 3. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Level 3 common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Level 3 common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Level 3 common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the merger agreement will not have a right to have the fair market value of their shares of Level 3 common stock determined. However, failure to vote in favor of the merger agreement is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to Level 3 a written demand for payment of the fair value of the Level 3 common stock held by you. In order to assist stockholders in determining whether to exercise appraisal rights, copies of Level 3 audited consolidated financial statements as of and for the year ended December 31, 2015 and unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2016 are incorporated by reference in this document.

Written Demand and Notice

A written demand for appraisal should be filed with Level 3 before the Level 3 special meeting. The demand notice shall be sufficient if it reasonably informs Level 3 of your identity and that you wish to seek appraisal with respect to your shares of Level 3 common stock. All demands should be delivered to: Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021.

The combined company, within 10 days after the effective time of the initial merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger proposal of the effective time of the merger.

Judicial Appraisal

Within 120 days after the effective time of the initial merger, the surviving company or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of Level 3 held by all such stockholders. The surviving company is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving company will file a petition. Accordingly, it is the obligation of the holders of common stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Level 3 common stock and with whom agreements as to the value of their shares of Level 3 common stock have not been reached by the surviving company. After notice to the surviving company and dissenting stockholders who demanded payment of their shares of Level 3 common stock, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the Delaware law and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares of Level 3 common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the combination, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Level 3 common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Level 3 common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If you submit a written demand for appraisal of your shares of Level 3 common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to the combined company within 120 days after the effective time of the mergers, receive a written statement identifying (1) the aggregate number of shares of Level 3 common stock which were not voted in favor of the adoption and approval of the merger agreement and with respect to which Level 3 has received written demands for appraisal; and (2) the aggregate number of holders of such shares. The combined company will mail this statement to you within 10 days after receiving your written request. If no petition is filed by either the combined company or any dissenting stockholder within the 120-day period after the effective time of the mergers, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the combined company will file a petition with respect to the appraisal of the fair value of their shares or that the combined company will initiate any negotiations with respect to the fair value of those shares. The combined company will be under no obligation to take any action in this regard and CenturyLink and Level 3 have no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Level 3 common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if you submit a written demand for appraisal of your shares of Level 3 common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective time of the initial merger, except that any such attempt to withdraw made more than 60 days after the effective time of the mergers will require the written approval of the combined company and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective time of the mergers. If you withdraw your demand, you will be deemed to have accepted the terms of the merger agreement, which are summarized in this document and which is attached in its entirety as Annex A.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex H to this document. Level 3 urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights.

CenturyLink Shareholders

Under Louisiana law, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the CenturyLink stock issuance proposal.

LEGAL MATTERS

The validity of the shares of CenturyLink common stock to be issued in the merger will be passed upon by Jones Walker, LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for CenturyLink by Wachtell, Lipton, Rosen & Katz and for Level 3 by Willkie Farr & Gallagher LLP.

EXPERTS

CenturyLink

The consolidated financial statements of CenturyLink as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference into this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2015 financial statements refers to a change in accounting for debt issuance costs and accounting for deferred income taxes.

Level 3

The consolidated financial statements of Level 3 as of December 31, 2015 and 2014, and for each of the years in the three year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference into this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

CenturyLink

CenturyLink will hold an annual meeting in 2017 regardless of whether the combination has been completed. The deadline has passed for submitting proposals eligible to be included in CenturyLink’s 2017 proxy materials. CenturyLink’s bylaws require CenturyLink shareholders to furnish timely advance written notice of their intent to nominate a director or bring any other matter before a shareholders’ meeting, whether or not they wish to include their candidate or proposal in CenturyLink’s proxy materials. In general, notice must be received in writing by CenturyLink’s Secretary, 100 CenturyLink Drive, Monroe, Louisiana 71203, no later than February 17, 2017 and must contain various information specified in CenturyLink’s bylaws. (If the date of CenturyLink’s 2017 annual meeting is more than 30 days before or more than 60 days after May 18, 2017, notice must be delivered not earlier than the close of business on the 180th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, then 10th day following the day on which such public announcement of the date of such meeting is first made by CenturyLink.) CenturyLink may disregard notices that are not delivered in accordance with its bylaws. Additional information regarding CenturyLink’s procedures is located in CenturyLink’s Proxy Statement on Schedule 14A filed with the SEC on April 5, 2016, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Level 3

Level 3 held its last regular annual meeting of stockholders on May 19, 2016, and plans to hold its next annual meeting of stockholders following the Level 3 special meeting.

A Level 3 stockholder who would like to have a proposal considered for inclusion (other than director nominations pursuant to proxy access) in Level 3’s 2017 Proxy Statement must have submitted the proposal so that it was received by Level 3 no later than December 8, 2016. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a Level 3 stockholder did not submit a proposal for inclusion in Level 3’s 2017 Proxy Statement, but instead wishes to present it directly at the 2017 annual meeting, Level 3’s by-laws require that such stockholder notify Level 3 in writing on or before February 18, 2017, but no earlier than January 19, 2017, for the proposal to be included in Level 3’s proxy material relating to that meeting. Proposals received after February 18, 2017 will not be voted on at the 2017 annual meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2017 annual meeting, the stockholder’s name and record address, the number of shares of Level 3 common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, a representation that the stockholder intends to appear in person or by proxy at the 2017 annual meeting, certain other information required under Level 3’s by-laws and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. If the stockholder wishes to nominate one or more persons for election as a director (and not in reliance on proxy access), such stockholder’s notice must comply with additional provisions as set forth in Level 3’s by-laws, including certain information with respect to the persons nominated for election as directors. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

WHERE YOU CAN FIND MORE INFORMATION

CenturyLink and Level 3 file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including CenturyLink and Level 3, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult CenturyLink’s or Level 3’s website for more information concerning the merger described in this joint proxy statement/prospectus. CenturyLink’s website is www.CenturyLink.com. Level 3’s website is www.Level3.com. Additional information is available at [●]. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

CenturyLink has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of CenturyLink common stock to be issued to Level 3 stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about CenturyLink common stock. The rules and regulations of the SEC allow CenturyLink and Level 3 to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows CenturyLink and Level 3 to disclose important information to you by referring you to other documents filed separately with the SEC, which we refer to as incorporated documents. Information contained in incorporated documents is considered to be a part of this joint proxy statement/prospectus, except as otherwise specified below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that CenturyLink has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about CenturyLink, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Proxy Statement on Schedule 14A filed April 5, 2016.

•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

•	Current Reports on Form 8-K, filed on January 25, 2016 (two filings), January 29, 2016, February 29, 2016, March 22, 2016, April 6, 2016, May 23, 2016, August 11, 2016, August 22, 2016, October 31, 2016, November 3, 2016 and November 7, 2016 (other than documents or portions of those documents not deemed to be filed).

•	The description of CenturyLink common stock contained in CenturyLink’s Form 8-A/A filed with the SEC on March 2, 2015.

In addition, CenturyLink incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the CenturyLink special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from CenturyLink by requesting them in writing or by telephone at the following address:

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

Attention: Investor Relations

Telephone: (318) 388-9000

These documents are available from CenturyLink without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the incorporated documents listed below that Level 3 has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Level 3, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Proxy Statement on Schedule 14A filed April 7, 2016.

•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

•	Current Reports on Form 8-K, filed February 8, 2016, February 23, 2016, February 24, 2016, March 1, 2016, March 9, 2016, March 22, 2016, April 13, 2016, May 20, 2016 (as amended by Form 8-K/A filed on May 24, 2016), September 16, 2016, October 31, 2016, November 3, 2016, November 10, 2016 and November 28, 2016 (other than the portions of those documents not deemed to be filed).

In addition, Level 3 incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Level 3 special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Level 3 will provide you with copies of these documents, without charge, upon written or oral request to:

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, CO 80021

Attention: Investor Relations

Telephone: (720) 888-2518

If you are a shareholder of CenturyLink or a stockholder of Level 3 and would like to request documents, please do so by [     ], 2017 to receive them before the CenturyLink special meeting and the Level 3 special meeting. If you request any documents from CenturyLink or Level 3, CenturyLink or Level 3 will undertake to mail them to you by first class mail, or another equally prompt means, within one business day after CenturyLink or Level 3 receives your request.

Information appearing in this joint proxy statement/prospectus or any particular incorporated document is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the other incorporated documents and should be read together therewith. Any statement contained in any particular incorporated document will be deemed to be modified or superseded to the extent that a statement contained in this joint proxy statement/prospectus or in any incorporated document filed after such particular incorporated document modifies or supersedes such statement.

This document is a prospectus of CenturyLink and is a joint proxy statement of CenturyLink and Level 3 for the CenturyLink special meeting and the Level 3 special meeting. Neither CenturyLink nor Level 3 has authorized anyone to give any information or make any representation about the combination or CenturyLink or Level 3 that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the incorporated documents that CenturyLink or Level 3 has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the CenturyLink Board nor the Level 3 Board knows of any matters that will be presented for consideration at either the CenturyLink special meeting or the Level 3 special meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Level 3 special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters. In accordance with CenturyLink’s bylaws and Louisiana law, business transacted at the CenturyLink special meeting will be limited to those matters set forth in the accompanying notice of the special meeting. Nonetheless, if any other matter is properly presented at the CenturyLink special meeting, or any adjournments or postponements of the meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their best judgment on any such matter.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CENTURYLINK, INC.

WILDCAT MERGER SUB 1 LLC

WWG MERGER SUB LLC

and

LEVEL 3 COMMUNICATIONS, INC.

Dated as of October 31, 2016

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 31, 2016 (this “Agreement”), among CENTURYLINK, INC., a Louisiana corporation (“Parent”), WILDCAT MERGER SUB 1 LLC, a Delaware limited liability company and an indirect Wholly Owned Subsidiary of Parent (“Merger Sub 1”), WWG MERGER SUB LLC, a Delaware limited liability company and an indirect Wholly Owned Subsidiary of Parent (“Merger Sub 2”), and LEVEL 3 COMMUNICATIONS, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and the Company and the respective boards of managers of Merger Sub 1 and Merger Sub 2 have each approved and declared advisable the merger of Merger Sub 1 with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), pursuant to which each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive a combination of cash and shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”);

WHEREAS, immediately following the Merger, the Surviving Corporation will then merge with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”) in accordance with the applicable provisions of the DGCL and the DLLCA and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and the Company, and the respective Boards of Managers of Merger Sub 1 and Merger Sub 2 deem it fair to, advisable to and in the best interests of their respective company to enter into this Agreement and to consummate the Combination and the other transactions contemplated hereby;

WHEREAS, as a condition to Parent entering into this Agreement, and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement with a certain stockholder (the “Stockholder”) of the Company pursuant to which, among other things, the Stockholder has agreed, subject to the terms thereof, to vote all shares of Company Common Stock it owns in accordance with the terms of such voting agreement;

WHEREAS, for U.S. federal income Tax purposes, Parent, Merger Sub 1, Merger Sub 2 and the Company intend that the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, Parent, Merger Sub 1, Merger Sub 2 and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE COMBINATION

Section 1.1. The Merger and the Subsequent Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Effective Time, Merger Sub 1 will merge with and into the Company, and the separate existence of Merger Sub 1 shall cease. The Company shall continue as the surviving corporation and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “Surviving Corporation”). Immediately after the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, the Surviving Corporation will merge with and into Merger Sub 2, and the separate existence of the Surviving Corporation shall cease. Merger Sub 2 shall continue as the surviving limited liability company and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “Surviving Company”).

Section 1.2. Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Combination (the “Closing”) will take place on the date that is the later of (i) the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (other than those conditions that, by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the Closing) set forth in Article VIII and (ii) the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three Business Days’ prior written notice to the Company, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent and the Company shall file a certificate of merger relating to the Merger as contemplated by the DGCL and the DLLCA (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL and the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State on the Closing Date, or at such other time as Parent and the Company shall agree to and specify in the Certificate of Merger. As used herein, the “Effective Time” shall mean the time at which the Merger shall become effective. Immediately following the Effective Time, Parent and the Surviving Corporation shall file a certificate of merger relating to the Subsequent Merger as contemplated by the DGCL and the DLLCA (the “Subsequent Certificate of Merger”) with the Secretary of State, in such form as required by, and executed in accordance with, the DGCL and the DLLCA. The Subsequent Merger shall become effective at such time as the Subsequent Certificate of Merger is duly filed with the Secretary of State on the Closing Date or at such other time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger. As used herein, the “Subsequent Effective Time” shall mean the time at which the Subsequent Merger shall become effective.

Section 1.4. Effects of the Combination. At the Effective Time, the effects of the Merger and, at the Subsequent Effective Time, the effects of the Combination, shall be as provided in this Agreement, the Certificate of Merger, the Subsequent Certificate of Merger, and the applicable provisions of the DGCL and the DLLCA.

Section 1.5. Surviving Company Constituent Documents.

(a) The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except as otherwise contemplated by this Agreement.

(b) The certificate of formation and limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company, until thereafter changed or amended as provided therein or by applicable law, except as otherwise contemplated by this Agreement.

Section 1.6. Surviving Company Managers and Officers. From and after the Subsequent Effective Time, the managers of Merger Sub 2 in office immediately prior to the Subsequent Effective Time shall be the initial managers of the Surviving Company and the officers of the Company immediately prior to the Subsequent Effective Time shall be the initial officers of the Surviving Company and, in each case, shall hold office from the Subsequent Effective Time until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company or otherwise as provided by applicable law.

Section 1.7. Capital Stock.

(a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be converted into (A) 1.4286 (the “Exchange Ratio”) fully paid and nonassessable shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares (the “Stock Consideration”), and (B) the right to receive $26.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(ii) All shares of Company Common Stock (other than shares referred to in Section 1.7(c)) shall cease to be issued and outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the Effective Time (“Uncertificated Company Stock”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which holders become entitled, all in accordance with Article II.

(iii) Each limited liability company interest of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) At the Subsequent Effective Time, all limited liability company interests of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall be cancelled and retired and shall cease to exist. At the Subsequent Effective Time, each share of Surviving Corporation Common Stock issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company.

(c) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting

Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.7(a). The Company shall give Parent (A) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(d) If prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of the Parent Common Stock or the number or fraction of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.8. Treatment of Company RSU Awards.

(a) Restricted Stock Units.

(i) (A) Each Company RSU Award granted prior to April 1, 2014, and (B) each Company RSU Award granted to a non-employee member of the Board of Directors of the Company, in each case, that is outstanding as of the Effective Time shall be cancelled and, in exchange therefor, each holder of such Company RSU Award shall receive from Parent or the Surviving Company within three Business Days following the Closing Date, the Merger Consideration in respect of each share of Company Common Stock covered by such Company RSU Award immediately prior to the Effective Time, provided that any fractional shares that would otherwise be issuable pursuant to this Section 1.8(a)(i) shall be converted into cash in accordance with Section 2.5. Applicable Tax withholdings with respect to the consideration payable pursuant to this Section 1.8(a)(i) first shall reduce the number of shares of Parent Common Stock payable pursuant to this Section 1.8(a)(i), with the value of such shares equal to the closing price of a share of Parent Common Stock on the Closing Date.

(ii) Each Company RSU Award granted on or after April 1, 2014 (other than any Company RSU Award granted to a non-employee member of the Board of Directors of the Company) that is outstanding immediately prior to the Effective Time shall be assumed and converted automatically into a restricted stock unit award with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU Award”) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio, provided, that any fractional shares shall be rounded up to the nearest whole number. Each Adjusted RSU Award shall otherwise be subject to the same terms and conditions applicable to the Company RSU Award under the Company Stock Plan and the agreements evidencing grants thereunder, including vesting and settlement, provided, that, with respect to any Company RSU Award that is subject to performance-vesting conditions, (I) for purposes of determining the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time, performance shall be based on actual performance through the latest practicable date prior to the Effective Time (or, if earlier, through the end of the applicable performance period), with such performance determined in good faith by the compensation committee of the Board of Directors of the Company (the “Company Compensation Committee”) prior to the Closing Date as set forth in the immediately following sentence and (II) following the Effective Time, the Adjusted RSU Award shall continue to vest based on continued service to Parent and its Subsidiaries (subject to any accelerated vesting in accordance with the terms of such Company RSU Award) and without any ongoing performance-vesting conditions. For purposes of this Section 1.8(a)(ii), the actual level of performance for any Company RSU Award that is subject to performance-vesting conditions shall be calculated in the ordinary course of business consistent with the Company’s past practice; provided that (x) performance for any partial performance period will be determined for the full performance period using forecasted results as reasonably determined by the Company Compensation Committee, (y) the applicable performance criteria used may be equitably adjusted by the Company Compensation Committee to account for any events or conditions relating to the transactions contemplated hereby (including, without limitation, significant legal, investment bank transaction and integration-related expenses) that affect the Company’s performance against the applicable performance criteria as reasonably determined by the Company Compensation Committee, and (z) the Company shall consult in good faith with Parent reasonably in advance of the determination of performance and the Company shall consider Parent’s input in good faith.

(b) Company and Parent Actions. Prior to the Effective Time, the Company shall take all actions necessary (including adopting such resolutions of the Company’s Board of Directors or the Company Compensation Committee) to effect the treatment of Company RSU Awards as contemplated by this Section 1.8. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the settlement of Adjusted RSU Awards contemplated by Section 1.8(a)(ii), and include in the Registration Statement a sufficient number of shares for such purposes. Parent shall file with the SEC, following the Effective Time on the Closing Date, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the Adjusted RSU Awards.

Section 1.9. Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code, pursuant to which, for such purposes, the Combination is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1. Exchange Fund. Concurrently with the Effective Time, Parent shall deposit with Computershare Trust Company, N.A. or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 1.7, (i) uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the Exchange Agent to timely deliver, in accordance with the terms of Section 2.2 of this Agreement, the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration subject to and in accordance with the terms of Section 2.2 of this Agreement. Parent agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3. Any cash and uncertificated, book-entry shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. Any amounts payable in respect of Company RSU Awards shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates in accordance with Section 1.8.

Section 2.2. Exchange Procedures.

(a) As promptly as practicable after the Effective Time, the Exchange Agent will send to each record holder of a Certificate or holder of shares of Uncertificated Company Stock other than Certificates in respect of Dissenting Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Company Stock in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, each holder of a Certificate, upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive in exchange therefor the number of full shares of Parent Common Stock (which shall be in uncertificated, book-entry form), and the amount of cash (including amounts to be paid pursuant to Section 1.8(a) and in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any), into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(b) No interest will be paid or will accrue on any cash payable pursuant to Section 1.8(a) or 2.3.

(c) In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, one or more shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash pursuant to Section 1.8(a) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee only if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

Section 2.3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to escheat, Tax or other applicable law, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.4. No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.5. No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 1.7 hereof. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 1.7 hereof who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

Section 2.6. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Company or otherwise on the instruction of the Surviving Company, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar laws) for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.3.

Section 2.7. No Liability. None of Parent, Merger Sub 1, Merger Sub 2, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity, shall, to the extent permissible by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.8. Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall promptly be paid to Parent. Any loss of any of the funds included in the Exchange Fund shall be for the account of Parent and shall not alter Parent’s obligation to pay the Merger Consideration.

Section 2.9. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.10. Withholding Rights. Each of the Surviving Company, Parent, Merger Sub 1 and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax law. To the extent that amounts are so deducted and withheld by the Surviving Company, Parent, Merger Sub 1 or the Exchange Agent, as the case may be, and paid over to the relevant taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.11. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.12. Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise expressly disclosed in the Company SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports) or as set forth in the corresponding sections or subsections of the Company Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Company Disclosure Schedule to the extent the applicability thereof is readily apparent from the face of the Company Disclosure Schedule), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

Section 3.1. Organization.

(a) The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect. Copies of the Company Organizational Documents, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

(b) Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure thereof would not, individually or in the aggregate, have a Company Material Adverse Effect. Copies of the organizational documents of each Subsidiary of the Company listed on Schedule 3.1(b) of the Company Disclosure Schedule, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

Section 3.2. Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3. No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Company Vote, performance by the Company of this Agreement do not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) subject to the receipt of any consents set forth in Section 3.4 (including

Schedule 3.4 of the Company Disclosure Schedule), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) subject to the receipt of any consents set forth in Section 3.4 (including Schedule 3.4 of the Company Disclosure Schedule), result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case for any of the foregoing arising as a result of the Financing and except with respect to clauses (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect. The COC Consent Solicitations would not violate or conflict in any material respect with the indentures governing the Notes or the Existing Credit Agreement.

Section 3.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder, except for: (i) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL and the DLLCA; (iii) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) the filing of applications or notices regarding the transaction that is the subject of this Agreement (including the financing thereof) jointly by the parties with the FCC and State Regulators for, in the case of applications, approval of the transfer of control of the Company, and receipt of such approvals; (v) if applicable, notification to and clearance by CFIUS under Section 721 of the United States Defense Production Act of 1950, as amended (codified at 50 U.S.C. § 4565), and the regulations promulgated thereunder (31 C.F.R. Part 800) (“Section 721”); (vi) the filing of a notice by the Company with the U.S. Departments of Defense, Homeland Security, and Justice (the “Team Telecom Agencies”) pursuant to the terms of the September 26, 2011, network security agreement by and between the Company and the Team Telecom Agencies (the “2011 NSA”) regarding a planned change in control of the Company and amendment or termination of the 2011 NSA or negotiation of a new mitigation instrument with the Team Telecom Agencies; (vii) the filing of an updated certificate pertaining to foreign interests by the Company with the Defense Security Service (“DSS”) regarding a planned change in foreign ownership, control, and influence (“FOCI”) of Parent; (viii) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (ix) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4 of the Company Disclosure Schedule; and (x) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5. Authorization and Validity of Agreement. The Company has all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote, perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the Required Company Vote, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6. Capitalization and Related Matters.

(a) The authorized capital stock of the Company consists of 443,333,333 shares of Company Common Stock and 10,000,000 shares of preferred stock (the “Company Preferred Stock”). As of October 28, 2016, 359,917,389 shares of Company Common Stock were issued and outstanding, and there are no shares of Company Preferred Stock issued or outstanding. As of October 14, 2016, there were (i) 6,432,858 shares of Company Common Stock underlying outstanding and unvested Company RSU Awards, assuming maximum achievement of any applicable performance goals and (ii) 13,302,150 shares of Company Common Stock available for issuance under the Company Stock Plan (determined assuming maximum achievement of any applicable performance goals with respect to then-outstanding and unvested Company RSU Awards).

(b) The issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws. Except as set forth above in Section 3.6(a), and except for (x) shares of Company Common Stock issued since October 14, 2016 pursuant to Company RSU Awards outstanding as of October 14, 2016 and (y) shares of the Company Common Stock issuable in the ordinary course of business consistent with past practice to satisfy a Company-match pursuant to any defined contribution Company Benefit Plan that contains a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code, no shares of capital stock of the Company are issued and outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of the Company, or any stock or securities convertible into or exchangeable for any capital stock of the Company; and, other than pursuant to the Stockholder Rights Agreement, dated as of April 10, 2011, by and between the Company and the Stockholder, the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in Section 3.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a share of Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock. All Company RSU Awards are evidenced by award agreements in the forms previously made available to Parent.

(c) Other than the Rights Agreement, the Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Combination or the other transactions contemplated by this Agreement.

(d) All of the outstanding shares of capital stock, or membership interests or other ownership interests of, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly. The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such

Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.7. Subsidiaries and Equity Investments. The Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (a) their Subsidiaries or (b) investments that constitute cash or cash equivalents. No Subsidiary of the Company owns any shares of capital stock of the Company. There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.8. Company SEC Reports.

(a) The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2014 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 3.9. Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has not been any Company Material Adverse Effect.

(b) Since December 31, 2015 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of either of the Company or any of its Subsidiaries (other than (x) any for which insurance awards have been received or guaranteed and (y) for such failures as would not individually or in the aggregate have a Company Material Adverse Effect).

(c) Since December 31, 2015 through the date hereof, each of the Company and each of its Subsidiaries has operated in the ordinary course of business and has not:

(i) (A) lent money to any Person (other than to the Company or any of its Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money or (B) entered into any capital lease obligation, in each case, in excess of $10,000,000 in the aggregate, other than among the Company or any of its Wholly Owned Subsidiaries;

(ii) failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $10,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights in excess of $10,000,000;

(iv) sold or transferred any of its material assets or cancelled any material debts in excess of $10,000,000;

(v) in the case of the Company and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities;

(vi) (A) changed any of its material accounting principles or practices, except as required by GAAP or by the SEC, or (B) changed its material Tax elections, or entered into any material closing agreement or settled or compromised any material claim or assessment, in each case in respect of material Taxes; or

(vii) entered into any agreement or made any commitment to do any of the foregoing.

Section 3.10. Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i) (A) the Company and each of its Subsidiaries have filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries, (B) all such Tax Returns are true, correct and complete in all respects, and (C) all Taxes of the Company and each of its Subsidiaries (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) required to have been paid have been paid in full, except for Taxes being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Company SEC Reports filed prior to the date hereof;

(ii) there is no action, suit, proceeding, investigation or audit now pending or that has been proposed in writing with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii) since January 1, 2014, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction;

(iv) (A) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force, and there has been no written request by a Governmental Entity to execute such a waiver or extension; and (C) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement (other than (1) any commercial contract entered into in the ordinary course and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(vi) within the last two years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(vii) there is no Lien, other than a Permitted Lien, on any of the assets or properties of the Company or its Subsidiaries as a result of any failure or alleged failure to pay any Tax;

(viii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor; and

(ix) the Company and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that would reasonably be expected to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) As of December 31, 2015, the consolidated federal income Tax Return group of which the Company is the common parent had federal net operating loss carryforwards of at least nine billion seven hundred million dollars ($9,700,000,000). As of the date hereof, such net operating loss carryforwards are not subject to limitation under Section 382 of the Code or any similar provision of applicable law.

Section 3.11. Absence of Undisclosed Liabilities. There are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of December 31, 2015 included in the Company SEC Reports filed prior to the date hereof or referred to in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (c) liabilities or obligations that would not, individually or in the aggregate, have a Company Material Adverse Effect, or (d) liabilities or obligations incurred pursuant to this Agreement.

Section 3.12. Company Property.

(a) All material real property (other than repeater or amplifier sites) owned by the Company and its Subsidiaries as of the date hereof is hereinafter referred to as the “Company Owned Real Property”. The Company and its Subsidiaries have good and valid title to all of the Company Owned Real Property, free and clear of Liens other than Permitted Liens. All leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of the Company or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by the Company or its Subsidiaries in excess of $10,000,000 per year are hereinafter each referred to as a “Company Lease” and, collectively, the “Company Leases”; the property covered by Company Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property, together with the Company Owned Real Property, collectively being the “Company Property”.

(b) Since December 31, 2015, no party to any Company Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default, except for such defaults or breaches that, individually or in the aggregate, would not have a Company Material Adverse Effect. All Company Leases are valid and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Other than with respect to IRUs, co-location, cross-connection, interconnection, entrance facilities or other rights incidental to the provision of services established in the ordinary course of business, none of the material Company Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any portion of such property.

Section 3.13. Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Company Intellectual Property; (ii) to the Knowledge of the Company, no third party is infringing any Company Owned Intellectual Property; (iii) to the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries: (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.

(b) All material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Company Owned Intellectual Property are hereinafter referred to as the “Company Registered Intellectual Property”. All Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 3.14. Licenses and Permits.

(a) The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity as of the date hereof (the “Company Licenses and Permits”). The Company has taken all necessary action to maintain such Company Licenses and Permits, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Company License and Permit was granted, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Communications Act”), the Cable Landing License Act of 1921 (“Cable Landing License Act”), applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Company Licenses and Permits.

(c) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect. No notices have been received by, and no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 3.15. Compliance with Law.

(a) Since January 1, 2014, the operations of the business of the Company and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2014, none of the Company or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c) The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 3.16. Litigation. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or investigations pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. There is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened, against either of the Company or any of its Subsidiaries, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17. Contracts.

(a) Schedule 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of all Contracts (other than Company Benefit Plans) as of the date hereof.

(b) Each Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Contract, and no event has occurred which, with due notice or lapse of time or both, would, individually or in the aggregate, constitute such a default except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no other party to any Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would, individually or in the aggregate, constitute such a default except as would not have a Company Material Adverse Effect.

(c) A “Contract” means any written agreement, contract or commitment (provided, that in the case of Customer Contracts and Vendor Contracts, all such written agreements, contracts or commitments relating to such customer or vendor shall be deemed one Contract) to which either of the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i) a contract or agreement with one of the top 20 customers (each, a “Customer”) by revenue derived by the Company and its Subsidiaries (taken together), for the year ended December 31, 2015, pursuant to which the Company or any of its Subsidiaries has sold goods and/or services (the “Customer Contracts”);

(ii) a contract or agreement with one of the top 20 vendors that provide the Company or any of its Subsidiaries with equipment, telecommunications access services or fiber IRUs (each, a “Vendor”) by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together), for the year ended December 31, 2015 (the “Vendor Contracts”);

(iii) a material peering agreement of the Company and its Subsidiaries;

(iv) a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) in an amount in excess of $10,000,000;

(v) a contract or agreement creating a capital lease obligation in excess of $10,000,000;

(vi) a material joint venture, partnership or limited liability company agreement with third parties (excluding any limited liability company agreement of any Wholly Owned Subsidiary of the Company);

(vii) other than Company permits, authorizations or licenses restricting operations to a specific geographical territory, a non-competition agreement or any other agreement or obligation (other than customary agency, sales representative and distribution agreements entered into in the ordinary course) which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted that is material to the Company and its Subsidiaries, taken as a whole or (ii) the ability of either of the Company or its Subsidiaries to provide any type of service that is material to the Company and its Subsidiaries, taken as a whole;

(viii) an agreement limiting or restricting the ability of any of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(ix) an agreement (other than capital leases) requiring capital expenditures (other than capital lease obligations) in excess of $10,000,000, provided that this clause (ix) shall not include customer agreements, purchase orders or statements of work for network or software development entered into in the ordinary course of business consistent with the Company’s capital expenditure forecast;

(x) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to the Company and the acquisition contemplated by such agreement or offer has not been completed as of the date hereof; or

(xi) an agreement pursuant to which the Company or its Subsidiaries uses or has the right to use material network infrastructure, including fiber, conduit space, power and other associated property necessary to operate a fiber optic network requiring payments by the Company in excess of $15,000,000 in a fiscal year.

Section 3.18. Employee Plans.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Benefit Plan subject to the laws of the United States. No later than thirty (30) days following the date of this Agreement, the Company shall provide or make available to Parent a complete list of each material Foreign Company Benefit Plan.

(b) The Company has provided or made available to Parent with respect to each and every material Company Benefit Plan subject to the laws of the United States a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter received by the Company or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan; (iii) the most recent actuarial valuation report; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year. No later than thirty (30) days following the date of this Agreement, the Company shall provide or make available to Parent all plan documents with respect to each material Foreign Company Benefit Plan or a written summary of such plan.

(c) With respect to each Company Benefit Plan that is a “single-employer plan” (within the meaning of Section 3(41) of ERISA) and is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no “reportable event” (within the meaning of Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived has occurred; (iii) no liability other than for premiums to the Pension Benefit Guarantee Corporation (“PBGC”) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi) the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by the Company on the most recent financial statements of the Company; and (vii) neither the Company nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event. None of the Company or any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of the

Company or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.

(d) With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e) There are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan subject to the laws of the United States or against any fiduciary of any Company Benefit Plan subject to the laws of the United States with respect to the operation of such plan (other than routine benefits claims). Except as would not reasonably be expected to result in a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to any Foreign Company Benefit Plan or against any fiduciary of any Foreign Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(f) Each Company Benefit Plan subject to the laws of the United States has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions required to have been made under any of the Company Benefit Plans subject to the laws of the United States to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements.

(g) None of the Company Benefit Plans subject to the laws of the United States provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary. There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(h) Except as provided in this Agreement (and, with respect to Foreign Company Benefit Plan or employees of the Company outside of the United States only, to the Knowledge of the Company), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; or (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan.

(i) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j) Except as set forth on Section 3.18(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(k) Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered (i) in good faith compliance with Section 409A of the Code for the period beginning October 1, 2004 through December 31, 2008, and (ii) in compliance with Section 409A of the Code since January 1, 2009.

(l) With respect to any Company RSU Award, (i) each grant of a Company RSU Award was duly authorized no later than the date on which the grant of such Company RSU Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, and (ii) each such grant was made in accordance with the terms of the applicable Company Benefit Plan (including the applicable Company Stock Plan), the Exchange Act and all other applicable law, including the rules of NYSE.

(m) Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, all Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (each a “Foreign Company Benefit Plan”) (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions

(n) As of October 14, 2016, there are (i) 302,877 shares of Company Common Stock underlying outstanding and unvested Company RSU Awards granted (A) prior to April 1, 2014 and (B) to non-employee members of the Board of Directors of the Company, in each case, all of which Company RSU Awards are service-based, (ii) 3,463,845 shares of Company Common Stock underlying outstanding and unvested service-based Company RSU Awards granted on or after April 1, 2014 (other than any Company RSU Award granted to a non-employee member of the Board of Directors of the Company), (iii) 1,577,767 shares of Company Common Stock underlying outstanding and unvested performance-based Company RSU Awards granted on or after April 1, 2014, assuming target performance (or actual performance to the extent the performance criteria has already been satisfied), and (iv) 2,666,136 shares of Company Common Stock underlying unvested performance-based Company RSU Awards granted on or after April 1, 2014, assuming maximum performance.

Section 3.19. Insurance. To the Knowledge of the Company, the Company and its Subsidiaries maintain insurance policies against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of the Company and its Subsidiaries and their assets, properties and operations are in full force and effect. None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such material insurance.

Section 3.20. Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.20 of the Company Disclosure Schedule.

Section 3.21. Vendors and Customers.

(a) Schedule 3.21(a) of the Company Disclosure Schedule sets forth a list of the Vendors that are parties to the Vendor Contracts. Since December 31, 2015 and prior to the date hereof, no such Vendor has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Company or any of its Subsidiaries, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Schedule 3.21(b) of the Company Disclosure Schedule sets forth a list of the Customers that are parties to the Customer Contracts. Since December 31, 2015 and prior to the date hereof, no Customer that is party to any Customer Contract has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Company or any of its Subsidiaries, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.22. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries in the United States, nor does the Company have Knowledge of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees. No later than thirty (30) days following the date of this Agreement, (i) the Company shall provide or make available to Parent a true and complete list of any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries outside of the United States, and (ii) the Company shall provide or make available to Parent a written description, to its Knowledge, of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.

(b) As of the date hereof, there are no strikes or lockouts pending with respect to any employees of the Company or any of its Subsidiaries, there is no union organizing effort pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to the employees of the Company or any of its Subsidiaries, except, in each case, as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries are, and have been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

(d) Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, the Worker Adjustment and Retraining Notification Act or any similar U.S. state or local or non-U.S. “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(e) Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, (i) all independent contractors of the Company and its Subsidiaries (and any other independent contractor who previously rendered services for the Company or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by the Company and its Subsidiaries, as applicable, as independent contractors and not as employees, (ii) all such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes, (iii) the Company and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and the Company and its Subsidiaries do not have any liability to provide benefits with respect to their independent contractors under the Company Benefit Plans or otherwise, and (iv) at no time within the preceding two years has any independent contractor brought a claim against the Company or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Company Benefit Plan or otherwise.

Section 3.23. Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, in compliance in all material respects with all applicable laws, regulations, common law and other requirements of Governmental Entities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”).

(b) To the Knowledge of the Company, since January 1, 2014:

(i) the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws;

(ii) none of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Company Material Adverse Effect;

(iii) none of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person that would reasonably be expected to result in a Company Material Adverse Effect; and

(iv) there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(c) Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 3.24. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby other than Citigroup Global Markets Inc. and Lazard Freres & Co. LLC. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between (i) the Company and Citigroup Global Markets Inc. pursuant to which Citigroup Global Markets Inc. would be entitled to any payment relating to the transactions contemplated hereby and (ii) the Company and Lazard Freres & Co. LLC pursuant to which Lazard Freres & Co. LLC would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.25. Network Operations and Building Access.

(a) The network of the Company and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of the Company and its Subsidiaries as operated by the Company and its Subsidiaries.

(b) The Company and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of the Company and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.26. State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is, or at the Effective Time will be, applicable to the Combination or the other transactions contemplated by this Agreement.

Section 3.27. Opinion of Financial Advisor. The Board of Directors of the Company has received the oral opinion of Citigroup Global Markets Inc. and Lazard Freres & Co. LLC each to be confirmed in writing, to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair from a financial point of view to the holders of such Company Common Stock. A written copy of such opinion has been made available to Parent.

Section 3.28. Board Approval. The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved, subject to Section 7.4, to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. The Company hereby agrees to the inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to approve and adopt this Agreement and the Merger (the “Company Stockholders Meeting”) and to the holders of the shares of Parent Common Stock at the Parent shareholders meeting (the “Parent Shareholders Meeting”) to approve the issuance of shares of Parent Common Stock in the Merger (the “Parent Share Issuance”) (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), of the recommendation of the Board of Directors of the Company described in this Section 3.28 (subject to the right of the Board of Directors of the Company to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 3.29. Rights Agreement. The Company or the Board of Directors of the Company, as the case may be, has (a) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a “Distribution Date” (as defined in the Rights Agreement) or in Parent, Merger Sub 1, or Merger Sub 2 being an “Acquiring Person” (as defined in the Rights Agreement) and (b) amended the Rights Agreement to (i) render it inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and (ii) provide that the Final Expiration Date (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time. No person is an “Acquiring Person” and no “Distribution Date” (each as defined in the Rights Agreement) has occurred.

Section 3.30. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.31. No Improper Payments to Foreign Officials; Trade Laws.

(a) Since January 1, 2014, (i) the Company and its Subsidiaries, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other material applicable foreign or domestic anticorruption or antibribery laws (collectively, the “Fraud and Bribery Laws”), and (ii) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b) The United States government has not notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws. Other than the United States government, no Person has notified the Company or any of its Subsidiaries of any actual or, to the Knowledge of the Company, alleged violation or breach of the Fraud and Bribery Laws. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 3.32. Company Intercompany Note. Subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) other than upon any distribution of the assets of Level 3 Communications, LLC in connection with its dissolution or insolvency or upon any dissolution, winding up, liquidation or reorganization of Level 3 Communications, LLC, whether in bankruptcy, insolvency, reorganization, arrangement or receivership or similar proceedings, or upon any assignment for the benefit of creditors or any other marshaling of the assets and liabilities of Level 3 Communications, LLC, there is no material restriction (pursuant to contracts to which the Company or any of its Subsidiaries is a party or laws or regulations to which the Company and its Subsidiaries are subject) on the ability of Level 3 Communications, LLC to prepay at least that amount of the Company Intercompany Note set forth on Schedule 3.32 of the Company Disclosure Schedule in cash; provided, that any such prepayment would not materially impair Level 3 Communications, LLC’s ability to provide services to its customers in the ordinary course of business consistent with past practice.

Section 3.33. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries. The Company acknowledges and agrees that except for the representations contained in Article IV, none of Parent, Merger Sub 1, Merger Sub 2 nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub 1 or Merger Sub 2 with respect to Parent and its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as otherwise expressly disclosed in the Parent SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent SEC Reports) or as set forth in the corresponding sections or subsections of the Parent Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Parent Disclosure Schedule to the extent the applicability thereof is readily apparent from the face of the Parent Disclosure Schedule), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company as follows:

Section 4.1. Organization.

(a) Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect. Copies of the Parent Organizational Documents, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.

(b) Each of Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect. Copies of the organizational documents of Merger Sub 1, Merger Sub 2 and each material Subsidiary of Parent, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.

Section 4.2. Qualification to Do Business. Each of Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3. No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Parent Vote, performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement (including consummation of the Financing) do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of Merger Sub 1, Merger Sub 2, or any of Parent’s other Subsidiaries, (ii) subject to the receipt of any consents set forth in Section 4.4 (including

Schedule 4.4 of the Parent Disclosure Schedule), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) subject to the receipt of any consents set forth in Section 4.4 (including Schedule 4.4 of the Parent Disclosure Schedule) result in the creation or imposition of any Lien (other than any Permitted Lien or any Lien to secure all or part of the Financing or the Alternative Financing) upon any of the assets, properties or rights of any of Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to the preceding clauses (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by Parent or the performance by Parent or its Subsidiaries of their obligations hereunder, except for: (i) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL and the DLLCA; (iii) the filing of a Notification and Report Form under the HSR Act (iv) the filing of applications or notices regarding the transaction that is the subject of this Agreement (including the financing thereof) jointly by the parties with the FCC and State Regulators for approval of the transfer of control of the Company, and receipt of such approvals; (v) if applicable, notification to and clearance by CFIUS under Section 721; (vi) the amendment or termination of the 2011 NSA by Parent or negotiation of new mitigation measures with the Team Telecom Agencies by Parent; (vii) the filing of an updated certificate pertaining to foreign interests by Parent with DSS regarding a planned change in the FOCI of Parent and, if required by DSS, the submission of a FOCI mitigation plan and the amendment or termination of any existing FOCI mitigation agreement; (viii) applicable requirements of the Securities Act and of the Exchange Act; (ix) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4 of the Parent Disclosure Schedule; and (x) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.5. Authorization and Validity of Agreement. Parent, Merger Sub 1 and Merger Sub 2 have all requisite corporate or limited liability power and authority to execute, deliver and, subject to receipt of the Required Parent Vote, perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 and the performance by Parent, Merger Sub 1 and Merger Sub 2 of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of each of Parent and Merger Sub 1 and the Board of Managers of Merger Sub 2 and all other necessary corporate or limited liability company action on the part of Parent, Merger Sub 1 and Merger Sub 2, other than the Required Parent Vote and the approval of this Agreement by Parent or a Subsidiary of Parent as the sole member of Merger Sub 1 and Merger Sub 2, and no other corporate proceedings on the part of either Parent, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement and the transactions contemplated hereby and thereby. Parent or a Subsidiary of Parent, as sole member of Merger Sub 1 and Merger Sub 2, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.6. Capitalization and Related Matters.

(a) The authorized capital stock of Parent consists of 1,600,000,000 authorized shares of Parent Common Stock, par value $1.00 per share and 2,000,000 authorized shares of preferred stock, par value $25.00 per share (“Parent Preferred Stock”), of which 325,000 shares have been designated as 5% Cumulative Convertible Series L Preferred Stock (the “Parent Series L Shares”). As of October 27, 2016, 546,690,239 shares of Parent Common Stock were issued and outstanding and 7,018 shares of Parent Series L Shares were issued and outstanding. As of October 27, 2016, there were (i) Parent Options to purchase an aggregate of 3,024,531 shares of Parent Common Stock, with a weighted average exercise price of $40.05 per share, issued and outstanding, (ii) 5,509,032 shares of Parent Common Stock underlying Parent Restricted Stock Awards (which shares are counted as issued and outstanding as of October 27, 2016 for purposes of the previous sentence), and (iii) 1,293,615 shares of Parent Common Stock underlying Parent RSU Awards, assuming maximum achievement of any applicable performance goals. As of October 27, 2016, 17,887,062 shares of Parent Common Stock were available for grant under the Parent Stock Plans, 9,570 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Series L Shares and 908,216 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s Automatic Dividend Reinvestment and Stock Repurchase Service (the “Parent DRIP”).

(b) The outstanding shares of Parent Common Stock are, and all such shares that may be issued upon the exercise or vesting of Parent Equity Awards or pursuant to the Parent Benefit Plans or the Parent DRIP will be (i) duly authorized, validly issued and fully paid and nonassessable and (ii) issued in compliance with all applicable U.S. federal and state securities laws and any non-U.S. securities laws. Except as set forth above in Section 4.6(a) and except for (x) equity- or equity-based awards granted under a Parent Benefit Plan and (y) shares of Parent Common Stock issued since October 27, 2016 pursuant to Parent Equity Awards, no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of Parent, including Parent Equity Awards, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of Parent, or any stock or securities convertible into or exchangeable for any capital stock of Parent; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Parent. Except as set forth above in Section 4.6(a), Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. Except as set forth above in Section 4.6(a) or clause (x) of the second sentence of this Section 4.6(b), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries), that are convertible into or exercisable for a share of Parent Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Parent Common Stock. All Parent Equity Awards are evidenced by award agreements in the forms previously made available to the Company.

(c) Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Parent Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Combination or the other transactions contemplated by this Agreement.

(d) All of the outstanding shares of capital stock, or membership interests or other ownership interests of, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly. Parent has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent. Merger Sub 1 is wholly owned by an entity treated as a disregarded entity for U.S. federal income tax purposes, the sole owner of which is Parent. Merger Sub 2 is wholly owned by an entity treated as a disregarded entity for U.S. federal income tax purposes, the sole owner of which is Parent.

Section 4.7. Subsidiaries and Equity Investments. Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (A) their Subsidiaries and (B) investments that constitute cash or cash equivalents. Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, in any material amounts any cash equivalents consisting of auction-rate securities. There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

Section 4.8. Parent SEC Reports.

(a) Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2014 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 4.9. Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has not been any Parent Material Adverse Effect.

(b) Since December 31, 2015, through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of either of Parent or any of its Subsidiaries (other than (x) any for which insurance awards have been received or guaranteed and (y) for such failures as would not individually or in the aggregate have a Parent Material Adverse Effect).

(c) Since December 31, 2015 through the date hereof, each of Parent and each of its Subsidiaries has operated in the ordinary course of business and has not:

(i) (A) lent money to any Person (other than to Parent or any of its Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money in excess of $10,000,000 in the aggregate, or (B) entered into any capital lease obligation, other than among Parent or any of its Wholly Owned Subsidiaries;

(ii) failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $10,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights in excess of $10,000,000;

(iv) sold or transferred any of its material assets in excess of $10,000,000;

(v) in the case of Parent and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so, other than regular quarterly cash dividends payable by Parent (i) in respect of shares of Parent Common Stock of $0.54 per share of Parent Common Stock or (ii) in respect of Parent Series L Shares;

(vi) (A) changed any of its material accounting principles or practices, except as required by GAAP or by the SEC, or (B) changed its material Tax elections, or entered into any material closing agreement or settled or compromised any material claim or assessment, in each case in respect of material Taxes; or

(vii) entered into any agreement or made any commitment to do any of the foregoing.

Section 4.10. Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i) (A) Parent and each of its Subsidiaries have filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable law to be filed with respect to Parent and each of its Subsidiaries, (B) all such Tax Returns are true, correct and complete in all respects, and (C) all Taxes of Parent and each of its Subsidiaries (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) required to have been paid have been paid in full, except for Taxes being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Parent SEC Reports filed prior to the date hereof;

(ii) there is no action, suit, proceeding, investigation or audit now pending or that has been proposed in writing with respect to Parent or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii) since January 1, 2014, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction;

(iv) (A) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force, and there has been no written request by a Governmental Entity to execute such a waiver or extension; and (C) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement (other than (1) any commercial contract entered into in the ordinary course and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v) neither Parent nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(vi) within the last two years, neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(vii) there is no Lien, other than a Permitted Lien, on any of the assets or properties of Parent or its Subsidiaries as a result of any failure or alleged failure to pay any Tax;

(viii) neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor; and

(ix) Parent and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(b) Neither Parent nor any of its Subsidiaries, including Merger Sub 1 and Merger Sub 2, has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that would reasonably be expected to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) As of December 31, 2015, the consolidated federal income Tax Return group of which Parent is the common parent had federal net operating loss carryforwards of at least two hundred seventy million dollars ($270,000,000). As of immediately after the Effective Time, such net operating loss carryforwards will not be subject to limitation under Section 382 of the Code or any similar provision of applicable law.

Section 4.11. Absence of Undisclosed Liabilities. There are no liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of Parent as of December 31, 2015 included in the Parent SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (C) liabilities or obligations that would not, individually or in the aggregate, have a Parent Material Adverse Effect, or (D) liabilities or obligations incurred pursuant to this Agreement.

Section 4.12. Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Parent Intellectual Property; (ii) to the Knowledge of Parent, no third party is infringing any Parent Owned Intellectual Property; (iii) to the Knowledge of Parent, Parent and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no claim, suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries: (a) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (b) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Parent Owned Intellectual Property.

(b) All Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.13. Licenses and Permits.

(a) Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of Parent or its Subsidiaries by any Governmental Entity as of the date hereof (the “Parent Licenses and Permits”). Parent has taken all necessary action to maintain such Parent Licenses and Permits, except for such failures that would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Parent License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Parent Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries as presently conducted, and none of the operations of Parent or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Parent License and Permit was granted, except for such failures that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The operations of Parent and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act, the Cable Landing License Act, applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Parent Licenses and Permits.

(c) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any Governmental Entity except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect. No notices have been received by and, no claims have been filed against, Parent or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 4.14. Compliance with Law.

(a) Since January 1, 2014, the operations of the business of Parent and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect. Since January 1, 2014, none of Parent or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of Parent or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(c) The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 4.15. Litigation. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or, to the Knowledge of Parent, investigations pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement. There is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of Parent, threatened, against either of Parent or its Subsidiaries, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.16. Contracts. Each contract between Parent and any of its Subsidiaries that is a “material contract” within the meaning of Item 601(b)(4), (9) and (10) of Regulation S-K of the SEC to be performed after the date hereof (each such Contract, a “Parent Material Contract”) is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Parent Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect.

Section 4.17. Employee Plans.

(a) Parent has provided or made available to the Company with respect to each and every material Parent Benefit Plan subject to the laws of the United States a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter received by Parent or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Parent Benefit Plan; (ii) the most recent financial statements for such Parent Benefit Plan; (iii) the most recent actuarial valuation report; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year. No later than thirty (30) days following the date of this Agreement, Parent shall provide or make available to the Company all plan documents with respect to each material Foreign Parent Benefit Plan or a written summary of such plan.

(b) With respect to each Parent Benefit Plan that is a “single-employer plan” (within the meaning of Section 3(41) of ERISA) and is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no “reportable event” (within the meaning of Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived has occurred; (iii) no liability other than for premiums to the PBGC under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi) the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by Parent on the most recent financial statements of Parent; and (vii) neither Parent nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event. None of Parent or any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of Parent or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to Parent or any of its Subsidiaries.

(c) With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(d) There are no pending or, to the Knowledge of Parent, threatened material actions, claims or lawsuits against or relating to any Parent Benefit Plan subject to the laws of the United States or against any fiduciary of any Parent Benefit Plan subject to the laws of the United States with respect to the operation of such plan (other than routine benefits claims). Except as would not reasonably be expected to result in a Parent Material Adverse Effect, there are no pending or, to the Knowledge of Parent, threatened, actions, claims or lawsuits against or relating to any Foreign Parent Benefit Plan or against any fiduciary of any Foreign Parent Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(e) Each Parent Benefit Plan subject to the laws of the United States has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions required to have been made under any of the Parent Benefit Plans subject to the laws of the United States to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on Parent’s financial statements.

(f) None of the Parent Benefit Plans subject to the laws of the United States provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary. There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Parent Benefit Plan to which such continuation coverage requirements apply.

(g) Except as provided in this Agreement (and, with respect to Foreign Parent Benefit Plans or employees of Parent outside of the United States only, to the Knowledge of Parent), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of Parent and its Subsidiaries or with respect to any Parent Benefit Plan; (ii) increase any benefits otherwise payable under any Parent Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; or (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Parent Benefit Plan.

(h) No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(j) Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered (i) in good faith compliance with Section 409A of the Code for the period beginning October 1, 2004 through December 31, 2008, and (ii) in compliance with Section 409A of the Code since January 1, 2009.

(k) With respect to any Parent Equity Award, (a) each grant of a Parent Equity Award was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Board of Directors of Parent, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the shareholders of Parent by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (b) each such grant was made in accordance with the terms of the applicable Parent Benefit Plan (including the applicable Parent Stock Plan), the Exchange Act and all other applicable law, including the rules of the NYSE, and (c) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Grant Date.

(l) Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, all Parent Benefit Plans subject to the laws of any jurisdiction outside of the United States (each, a “Foreign Parent Benefit Plan”) (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 4.18. Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent or any of its Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 4.18 of the Parent Disclosure Schedule.

Section 4.19. Labor Matters.

(a) As of the date of this Agreement, Section 4.19 of the Parent Disclosure Schedule sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries have breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Parent or any of Parent’s Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date hereof, there are no strikes or lockouts pending with respect to any employees of Parent or any of its Subsidiaries, there is no union organizing effort pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to the employees of Parent or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to the employees of Parent or any of its Subsidiaries, except, in each case, as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect.

(c) Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries are, and have been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2014, neither Parent nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

(d) Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, WARN with respect to the current or former employees of Parent or its Subsidiaries.

(e) Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, (i) all independent contractors of Parent and its Subsidiaries (and any other independent contractor who previously rendered services for Parent or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by Parent and its Subsidiaries, as applicable, as independent contractors and not as employees, (ii) all such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes, (iii) Parent and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and Parent and its Subsidiaries do not have any liability to provide benefits with respect to their independent contractors under the Parent Benefit Plans or otherwise, and (iv) at no time within the preceding two years has any independent contractor brought a claim against Parent or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Parent Benefit Plan or otherwise.

Section 4.20. Environmental Matters.

(a) Except as would not have a Parent Material Adverse Effect, each of Parent and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws.

(b) To the Knowledge of Parent, since January 1, 2014:

(i) Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws;

(ii) none of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Parent Material Adverse Effect;

(iii) none of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person that would reasonably be expected to result in a Parent Material Adverse Effect; and

(iv) there has been no release or threatened release of any Hazardous Material, on, at or beneath any of the Parent Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.

(c) Except as would not have a Parent Material Adverse Effect, none of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 4.21. No Brokers. The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub 1 or Merger Sub 2.

Section 4.22. Financing. As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of the fully executed Commitment Letter and the fully executed Fee Letter executed in connection with the Financing (with only fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions, redacted) (none of which would adversely affect the amount or availability of the Financing other than through original issue discount). As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, the Commitment Letter and Fee Letter have not been amended or modified in any respect and, to the Knowledge of Parent, the commitments in the Commitment Letter have not been withdrawn or terminated. There are no conditions precedent to the funding of the full amount of the Financing on the terms set forth in the Commitment Letter (as such terms may be altered in accordance with the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) other than as expressly set forth in the Commitment Letter. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a breach by Parent or, to the Knowledge of Parent, any other party thereto under the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, as of the date hereof, assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent, including its cash on hand and marketable securities, and cash on hand of the Company and its Subsidiaries, will, in the aggregate, be sufficient to fund the Cash Consideration, the cash payable to holders of Company RSU Awards, pursuant to Section 1.8, the payment of any debt required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Combination as of the date hereof (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Combination, including premiums and fees incurred in connection therewith (the “Required Indebtedness”)), and all other fees and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with the Combination and the other transactions contemplated hereby. Assuming the satisfaction of the conditions set forth in Sections 8.1 and 8.2, if the Closing were to occur on the date hereof, the incurrence of the indebtedness contemplated by the Commitment Letter to be incurred on the Closing Date, including the liens and guarantees provided in connection therewith as set forth in the Commitment Letter, and the consummation of the transactions contemplated by this Agreement would not result in a default or event of default under the Parent Existing Notes or the indenture governing the Parent Existing Notes. As of the date hereof, assuming satisfaction of the conditions set forth in Sections 8.1 and 8.2, Parent has no reason to believe that either it or any other party will be unable to satisfy on a timely basis any condition of the Financing under the Commitment Letter or any related Fee Letter or that the Financing contemplated by the Commitment Letter will not be made available to Parent on the Closing Date. As of the date of this Agreement, other than the Commitment Letter and Fee Letter, there are no other letters, agreements or understandings (other than customary non-disclosure agreements and diligence non-reliance letters) between Parent, on the one hand, and the Financing Sources, on the other hand, that could have an Adverse Effect on the Financing. Parent has fully paid all fees and expenses and other amounts required to be paid on or prior to the date of this Agreement pursuant to the Commitment Letter.

Section 4.23. Network Operations.

(a) The network of Parent and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of Parent and its Subsidiaries as operated by Parent and its Subsidiaries.

(b) Parent and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of Parent and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear, except for any of the foregoing as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.24. State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent Organizational Documents is, or at the Effective Time will be, applicable to the Combination or the other transactions contemplated by this Agreement.

Section 4.25. Board Approval. The Board of Directors of Parent, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement is in the best interests of Parent and its shareholders, (ii) approved the execution, delivery and performance of this Agreement, and (iii) resolved to recommend that the holders of the shares of Parent Common Stock approve the Parent Share Issuance and directed that such matter be submitted for consideration by Parent shareholders at the Parent Shareholders Meeting. Parent hereby agrees to the inclusion in the Joint Proxy Statement/Prospectus of the recommendation of the Board of Directors of Parent described in this Section 4.25 (subject to the right of the Board of Directors of Parent to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 4.26. Vote Required. The affirmative vote to approve the Parent Share Issuance of (a) the holders of a majority of the voting power of the shares of Parent Common Stock and Parent Series L Shares, voting together as a single class, represented in person or by proxy at the Parent Shareholders Meeting and entitled to vote thereon (provided that the total votes cast on the proposal represents over 50% in interest of all Parent Common Stock and Parent Series L Shares entitled to vote thereon) and (b) the holders of Parent Common Stock and Parent Series L Shares, voting together as a single class, at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the Parent Share Issuance exists, in which the votes cast favoring the Parent Share Issuance exceed the votes cast opposing the Parent Share Issuance (the vote required by clauses (a) and (b), collectively, the “Required Parent Vote”) is the only vote or consent of the holders of any class or series of Parent’s capital stock necessary in connection with the transactions contemplated by this Agreement, including the Merger.

Section 4.27. No Improper Payments to Foreign Officials; Trade Laws.

(a) Since January 1, 2014, (i) Parent and its Subsidiaries, directors, officers and employees have complied in all material respects with the Fraud and Bribery Laws, and (ii) neither Parent, any Subsidiary of the Company nor, to the Knowledge of Parent, any of the Company’s directors, officers, employees, agents or other representatives acting on Parent’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b) The United States government has not notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws. Other than the United States government, no Person has notified Parent or any of its Subsidiaries of any actual or, to the Knowledge of Parent, alleged violation or breach of the Fraud and Bribery Laws. To the Knowledge of Parent, none of Parent or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 4.28. Opinion of Financial Advisor. The Board of Directors of the Parent has received oral opinions from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Evercore Group L.L.C, each to be confirmed in writing, each to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.29. No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub 1, Merger Sub 2 or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub 1 or Merger Sub 2 with respect to Parent and its Subsidiaries. Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that except for the representations contained in Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries.

Section 4.30. Solvency. None of Parent, Merger Sub 1 or Merger Sub 2 is entering into this Agreement with the intent to hinder, delay or defraud creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement (including the Financing), the payment of aggregate Cash Consideration and any other repayment or refinancing of debt that may be contemplated, and payment of all related fees and expenses, assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2 and (ii) the accuracy of the representations and warranties of the Company contained in Article III, Parent and its Subsidiaries, taken as a whole, will be Solvent on the Closing Date. For purposes of this Section 4.30, the term “Solvent” with respect to Parent and its Subsidiaries, taken as a whole, means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount that will be required to pay the liabilities of Parent and its Subsidiaries, taken as a whole, on its existing debts (including a reasonable estimate of contingent liabilities), (b) Parent and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged on such date, and (c) Parent and its Subsidiaries, taken as a whole, will be able to pay their respective liabilities as they mature.

ARTICLE V

COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1. Conduct of Business Before the Closing Date.

(a) The Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all material reports, forms and other documents, and payment of all applicable material regulatory fees and assessments, under applicable state and federal law; (ii) the Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use; and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present executive officers and other key employees at a level of Senior Vice President or above and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 5.1(a) of the Company Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which shall not be unreasonably delayed, withheld or conditioned other than with respect to clauses (i), (iii), (iv), (v)(B), (xiii) or (xvii)):

(i) make any change in any of its organizational documents; issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(ii) make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Company Owned Real Property, other than in the ordinary course of business and in a manner consistent with past practice;

(iii) subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than (i) Permitted Liens and (ii) other Liens securing obligations not in excess of $100 million in the aggregate;

(iv) (A) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock (including restricted stock), membership interests or partnership interests or other ownership interests of the Company or any of its Subsidiaries, other than in connection with (i) required Tax withholding in connection with the vesting or settlement of Company RSU Awards and (ii) forfeitures of Company RSU Awards, pursuant to their terms as in effect on the date of this Agreement, (B) declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or other distributions by the Company’s Wholly Owned Subsidiaries, (C) prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness or guarantees thereof of the Company or any of its Subsidiaries other than required amortization of the Existing Credit Agreement , (D) prepay or otherwise satisfy any obligations outstanding under any of the Company’s capital leases, other than pursuant to the applicable scheduled payments provided for under the corresponding capital leases or (E) the distribution of rights pursuant to the terms of the Rights Agreement;

(v) (A) acquire, lease or sublease any material assets or properties (including any real property) other than in the ordinary course of business consistent with the Company’s capital expenditure forecast as set forth on Schedule 5.1(a)(v)(A) of the Company Disclosure Schedule or (B) acquire any equity interest or business of any Person;

(vi) except, in each case, (x) as required by the terms of any Company Benefit Plan in effect as of the date hereof, (y) as required by law or (z) as permitted by this Agreement, (A) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, (B) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of the Company or its Subsidiaries) any Company Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement, (C) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or employment or other agreement or add any participants to the Key Executive Severance Plan, (D) accelerate the vesting or time of payment of any stock or stock-based compensation or other compensation, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (F) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan, or (G) make any loan or cash advance to any current or former director, officer, employee or independent contractor (other than advances of business or travel expenses in the ordinary course of business consistent with past practice);

(vii) make capital expenditures in the aggregate in excess of the Company’s capital expenditure forecast as set forth on Schedule 5.1(a)(vii) of the Company Disclosure Schedule, other than as may be necessary in connection with any unexpected repair, maintenance or replacement;

(viii) pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Wholly Owned Subsidiaries);

(ix) fail to keep in full force and effect insurance comparable in amount and scope to coverage currently maintained;

(x) make any change in any method of financial accounting or financial accounting principle or practice except for any such change required by GAAP, provided that the Company may implement any such changes prior to the date required by GAAP;

(xi) except as required by law or in the ordinary course of business (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amended material Tax Return, (D) settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries for an amount materially in excess of the amount reserved or accrued on the Company’s balance sheet (or most recent consolidated balance sheet included in the Company SEC Reports), or (E) surrender any right to claim a refund of material Taxes;

(xii) settle, release or forgive any claim, action or proceeding requiring net payments to be made by the Company or any of its Subsidiaries in excess of $7,500,000 individually or $35,000,000 in the aggregate or involving any admissions or other obligations of the Company or any of its Subsidiaries, other than intercompany claims or disputes with customers or vendors in the ordinary course of business, or waive any right with respect to any material claim held by the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 5.1(a)(xi);

(xiii) (i) lend money to any Person (other than to the Company or to Wholly Owned Subsidiaries or to employees of the Company or its Subsidiaries with respect to business or travel advances) or (ii) incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities, or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), other than Indebtedness in an aggregate principal amount at any time outstanding not in excess of $100 million;

(xiv) materially amend or terminate early any Contract described in clauses (vi), (vii) or (viii) of Section 3.17(c) (or enter into, materially amend or terminate early any agreement, contract or commitment that would be such a Contract if it were in effect on the date of this Agreement);

(xv) enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xvi) permit (A) the balance owed by Level 3 Communications, LLC to the Company under the Amended and Restated Parent Intercompany Note, dated October 1, 2003 (the “Company Intercompany Note”), to be less than the amount set forth on Schedule 5.1(a)(xvi)(A) of the Company Disclosure Schedule or (B) the amount available under the baskets for the Company to make “Restricted Payments” in the form of dividends pursuant to (1) clause (A) of the proviso at the end of Section 6.03(a) of the Existing Credit Agreement and (2) clause (A) of the proviso at the end of Section 1012(a) of each of the indentures governing the Notes, in either case, to be less than the amount set forth on Schedule 5.1(a)(xvi)(B) of the Company Disclosure Schedule; or

(xvii) commit or agree to do or authorize any of the foregoing.

(b) Nothing contained in this Agreement shall give to Parent, Merger Sub 1 or Merger Sub 2, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of any matter that would constitute a material breach of any representation, warranty, agreement or covenant of the Company contained in this Agreement that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied; provided, however, that a failure to give notice pursuant to this Section 5.2 shall be excluded for purposes of the condition set forth in Section 8.2(b).

ARTICLE VI

COVENANTS OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Parent, Merger Sub 1 and Merger Sub 2 hereby covenant as follows:

Section 6.1. Conduct of the Business Before the Closing Date.

(a) Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless the Company shall otherwise consent in writing: (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes Oxley Act, as well as the timely filing of all material reports, forms and other documents, and payment of all applicable material regulatory fees and assessments, under applicable state and federal law; and (ii) Parent shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 6.1(a) of the Parent Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company (which shall not be unreasonably delayed, withheld or conditioned other than with respect to clauses (i), (iii) or (iv)):

(i) make, in the case of Parent, any change in any of its organizational documents; issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise; except, in each case, for (A) for grants of Parent Equity Awards with respect to shares of Parent Common Stock under the Parent Stock Plans or under any amended or successor plan in the ordinary course of business consistent with past practice; provided, that Parent may provide for acceleration of vesting and settlement upon the occurrence of a termination of the Parent Equity Award holders’ employment without cause or upon a resignation by such Parent Equity Award holder with good reason, (B) shares of Parent Common Stock issuable upon exercise of Parent Options or settlement of Parent Equity Awards, (C) shares of Parent Common Stock issuable pursuant to the Parent DRIP in accordance with the terms in effect on the date of this Agreement or (D) shares of Parent Common Stock issuable upon the conversion of any Parent Series L Shares;

(ii) make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Parent Owned Real Property other than in the ordinary course of business and in a manner consistent with past practice;

(iii) subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than (a) Permitted Liens, (b) other Liens securing obligations not in excess of $100 million in the aggregate, or (c) in connection with the Financing or any Alternative Financing;

(iv) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent or any of its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests of Parent other than (A) the payment of the exercise price of Parent Options with Parent Common Stock (including but not limited to in connection with “net exercises”), (B) required Tax withholding in connection with the vesting, settlement and/or exercise of Parent Equity Awards, (C) forfeitures of Parent Equity Awards pursuant to their terms in effect on the date of this Agreement, (D) declaring, setting aside or paying regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock not exceeding $0.54 per share of Parent Common Stock with declaration, record and payment dates substantially consistent with those of the dividends paid by Parent during its most recent fiscal year, (E) dividends payable to holders of Parent Series L Shares in accordance with their terms or (F) the acquisition of Parent Series L Shares upon the conversion of such shares pursuant to the Parent Organizational Documents;

(v) acquire any equity interest in or business of any Person or any material assets or properties (including any real property), or enter into any other transaction, other than (A) in the ordinary course of business and consistent with past practice, not to exceed $40 million individually or $100 million in the aggregate, and (B) in connection with transactions that would not reasonably be expected to (i) prevent or materially delay or materially impair the consummation of the Merger, (ii) prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, the EUMR, the Communications Act, the Cable Landing License Act, or the consents set forth on Schedule 8.1(e) of the Company Disclosure Schedule, (iii) materially impair Parent’s ability to obtain the Financing, or (iv) result in an ownership change of Parent pursuant to Section 382(g) of the Code prior to or upon the Closing;

(vi) make any change in any method of financial accounting or financial accounting principle or practice except for any such change required by GAAP, provided that Parent may implement any such changes prior to the date required by GAAP;

(vii) except as required by law or in the ordinary course of business, (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amended material Tax Return, (D) settle any material Tax claim or assessment relating to Parent or any of its Subsidiaries for an amount materially in excess of the amount reserved or accrued on Parent’s balance sheet (or most recent consolidated balance sheet included in the Parent SEC Reports), or (E) surrender any right to claim a refund of material Taxes;

(viii) lend money to any Person (other than Subsidiaries) or incur or guarantee any Indebtedness for borrowed money other than (A) as permitted under the Commitment Letter or in connection with the Required Indebtedness, (B) the Financing or any Alternative Financing, (C) Indebtedness incurred to replace or refinance existing Indebtedness of Parent or any of its Subsidiaries, (D) Indebtedness incurred in the ordinary course of business under any credit facility of Parent or its Subsidiaries in existence as of the date of this Agreement except to the extent such Indebtedness would reasonably be expected to interfere with, or adversely affect, the Financing or any Alternative Financing, in each case in any material respect, and (E) Indebtedness in an aggregate principal amount at any time outstanding not in excess of $100,000,000;

(ix) settle, release or forgive any claim, action or proceeding requiring net payments to be made by Parent or any of its Subsidiaries in excess of $10,000,000 individually or $50,000,000 in the aggregate or involving any admissions or other obligations of Parent or any of its Subsidiaries, other than intercompany claims or disputes with customers or vendors in the ordinary course of business, or waive any right with respect to any material claim held by Parent or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require Parent or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 6.1(a)(vii); or

(x) commit or agree to do or authorize any of the foregoing.

(b) Nothing contained in this Agreement to the contrary shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.2. Employee Benefits.

(a) From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Company to, honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, for the avoidance of doubt, the foregoing shall not prohibit Parent from amending or terminating the Company Benefit Plans in accordance with their terms. For the period commencing on the Effective Time and ending on the one (1) year anniversary of the Effective Time, Parent agrees to provide each employee of the Company or its Subsidiaries who shall have been an employee of the Company or its Subsidiaries as of the Effective Time (each, a “Continuing Company Employee”), while such Continuing Company Employee remains employed by Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries), (i) with an annual base salary or wage rate and annual cash incentive compensation opportunities that are, in each case, no less favorable than the annual base salary or wage rate, as applicable, and annual cash incentive opportunities provided to such Continuing Company Employee immediately prior to the Effective Time; (ii) total incentive compensation opportunities that are no less favorable than the total incentive compensation opportunities (including both cash and equity compensation opportunities and excluding any retention awards) provided to such Continuing Company Employee immediately prior to the Effective Time; provided that the mix of service-based and performance-based incentive compensation will be consistent with the mix in 2016 and will ignore the fact that service-based Company RSU Awards may be granted in lieu of performance-based Company RSU Awards in 2017; and (iii) at Parent’s election, either (A) participation in employee benefit plans, programs and policies, including any pension plan, defined benefit plan, defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off program and disability plan (excluding severance plans, programs and policies), in each case to the same extent and on the same terms (for the avoidance of doubt, including with respect to level of benefits) as similarly situated employees of Parent and its Subsidiaries, or (B) continued participation in employee benefit plans, programs and policies, including any pension plan, defined benefit plan, defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off program and disability plan (excluding severance plans, programs and policies), that provide benefits that are no less favorable in the aggregate to the benefits provided to such Continuing Company Employee under the Company Benefit Plans immediately before the Closing Date.

(b) Notwithstanding anything in this Agreement to the contrary, Parent agrees that any Continuing Company Employee (other than Continuing Company Employees in Latin America) whose employment is terminated (i) by Parent or the Surviving Company without Cause (as defined in the severance plan or practice set forth in Section 6.2(b) of the Company Disclosure Schedule applicable to such Continuing Company Employee), (ii) solely with respect to participants in the Key Executive Severance Plan, by the Continuing Company Employee for Good Reason (as defined in the Key Executive Severance Plan), or (iii) solely with respect to Continuing Company Employees with a title of Vice President and above who do not participate in the Key Executive Severance Plan, due to a forced relocation of more than 50 miles, in each case, within the one (1) year period commencing on the Effective Time, will be entitled to cash severance benefits that are no less favorable, and welfare benefits that are no less favorable in the aggregate, in each case than the cash severance benefits and welfare benefits, respectively, determined in accordance with the terms of (A) Key Executive Severance Plan (as in effect as of the date hereof) for participants therein and (B) as set forth on Section 6.2(b) of the Company Disclosure Schedule for any Continuing Company Employee not covered by the Key Executive Severance Plan, subject to such employee providing a timely and effective release of claims in favor of Parent, the Surviving Company and their respective Affiliates to the extent not otherwise required.

(c) With respect to any Company Benefit Plan or Parent Benefit Plan in which any Continuing Company Employee first becomes eligible to participate on or after the Effective Time (collectively, the “New Plans”), each Continuing Company Employee shall, to the extent permitted by applicable law, receive full credit for the years of continuous service by such Continuing Company Employee recognized by the Company or its Subsidiaries prior to the Effective Time pursuant to a Company Benefit Plan to the same extent as if it were service with Parent for all purposes other than (i) benefit accrual under defined benefit pension plans, (ii) where such credit would result in a duplication of benefits, (iii) where such services were not recognized under the corresponding Company Benefit Plan or no corresponding Company Benefit Plan existed or (iv) for purposes of any benefit plan that is a frozen plan as of the Effective Time or with respect to any benefits that are grandfathered as of the Effective Time. With respect to any New Plan that is a welfare benefit plan in which any Continuing Company Employee (or his or her eligible dependents) first become eligible to participate on or after the Effective Time, Parent shall use commercially reasonable efforts to, (A) cause to be waived any eligibility requirements or pre-existing condition limitations except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Company Benefit Plan in which any such Continuing Company Employee (and eligible dependents) was a participant or eligible to participate as of immediately prior to the Effective Time, and (B) give effect, in determining any deductibles, co-insurance or maximum out of pocket limitations, to amounts paid by such Continuing Company Employee (and eligible dependents) prior to the Effective Time under a Company Benefit Plan in which any such Continuing Company Employee (or eligible dependent) was a participant as of immediately prior to the Effective Time (to the same extent that such credit was given under such Company Benefit Plan prior to the Effective Time) in satisfying such requirements during the plan year in which the Effective Time occurs.

(d) Each of the Company and Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will, for purposes of the Company Benefit Plans only, occur at or prior to the Effective Time, as applicable.

(e) Upon Parent’s reasonable request from time to time (but up until the sixty days prior to the anticipated date of the Effective Time no more frequently than once per quarter, except where there is reasonable reason to believe that there has been a material change to the calculations since immediately prior request), the Company shall, a reasonable period of time following receipt of such request (but in no event more than five (5) Business Days following receipt of such request), provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations.

(f) Prior to making any broad-based communication or written communications that would reasonably be interpreted to create a legally binding right to any future compensation on the part of a Continuing Company Employee, in each case, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement (including any schedules hereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(g) The Company shall provide to Parent at least five days advanced written notice prior to hiring or firing any employee with a title of Vice President or above; provided that, in the event of a termination for Cause, the Company shall provide notice as promptly as practicable, whether before or after the termination of employment.

(h) Nothing contained in this Section 6.2 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including without limitation, any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of Parent, the Surviving Company, or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with its terms, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee, director, officer or other service provider or any participant in a Company Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third party beneficiary of this Agreement.

Section 6.3. Indemnification Continuation.

(a) For purposes of this Section 6.3, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b) From and after the Effective Time, Parent shall, or Parent shall cause the Surviving Company, to the fullest extent permitted by applicable law, to provide indemnification to each Indemnified Person in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time. In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent or the Surviving Company within a reasonable period of time following receipt by Parent or the Surviving Company from the Indemnified Person of a request therefor; provided that an Indemnified Person shall repay Parent or the Surviving Company for any expenses incurred by Parent or Surviving Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.3 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by Parent or the Surviving Company as set forth in the Company Organizational Documents. Parent shall cause the Surviving Company to (i) not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were directors, officers or employees of the Company or any of its Subsidiaries and (ii) comply with and not amend without the consent of the other parties thereto, any indemnification contracts of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees as in effect immediately prior to the date hereof. In the event that Parent (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.3, unless such assumption occurs by operation of law.

(c) Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect for six years from the Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Indemnified Persons; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.3(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Company would be required to expend more than 300% of current annual premiums, the Surviving Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person for an amount not to exceed 300% of current annual premiums. If such “tail” policy has been established by the Company, Parent shall not terminate such policy and shall cause all obligations of the Company thereunder to be honored by it and the Surviving Company.

(d) The provisions of this Section 6.3 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(e) Parent shall, and shall cause the Surviving Company to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.3 to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date hereof under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company).

Section 6.4. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall promptly give written notice with particularity upon having Knowledge of any matter that would constitute a material breach of any representation, warranty, agreement or covenant of Parent contained in this Agreement that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied or that would reasonably be expected to cause the Financing not to occur; provided, however, that a failure to give notice pursuant to this Section 6.4 shall be excluded for purposes of the condition set forth in Section 8.3(b).

Section 6.5. Maintenance of Parent Dividend. From the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article IX hereof, Parent shall continue to pay regular quarterly cash dividends in respect of shares of Parent Common Stock of $0.54 per share of Parent Common Stock with declaration, record and payment dates substantially consistent with those of the dividends paid by Parent during its most recent fiscal year; provided, however, that Parent shall not be required to comply with this Section 6.5 if, and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the declaration or payment of such dividends is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders or violates applicable law. Parent agrees to consult with the Company prior to making any determination to reduce the amount of the regular quarterly cash dividends in respect of shares of Parent Common Stock below $0.54 per share of Parent Common Stock in accordance with the proviso to the preceding sentence.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1. Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder and Shareholder Meetings.

(a) As promptly as practicable, and in any event within 40 days after the execution of this Agreement, the Company and Parent shall cooperate in preparing and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare, together with the Company, and file with the SEC the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) (in which the Joint Proxy Statement/Prospectus will be included). Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Joint Proxy Statement/Prospectus shall include the recommendation of each of the Boards of Directors of the Company and Parent in favor of approval and adoption of this Agreement and the Merger, or of the Parent Share Issuance, as applicable, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent the Board of Directors of the Company or Parent shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger to the extent such action is permitted by Section 7.4. Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders or shareholders, as applicable, as promptly as practicable after the Registration Statement becomes effective. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments received from the SEC. The Registration Statement and the Joint Proxy Statement/Prospectus shall, at the time of each of the Company Stockholders Meeting and the Parent Shareholders Meeting, comply as to form in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b) Parent and the Company shall make all necessary filings with respect to the Combination and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and shareholders of Parent.

(c) The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote. In connection with such meeting, the Company will (i) subject to Section 7.4(b) through Section 7.4(e), use its reasonable best efforts to obtain the Required Company Vote and (ii) otherwise comply with all legal requirements applicable to such meeting. The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by the Company specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Shareholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Required Company Vote, whether or not a quorum is present, the Company shall have the right on one or more occasions to postpone or adjourn the Company Stockholders Meeting for not more than an aggregate of forty (40) days, solely for the purpose of soliciting shares of Company Common Stock to obtain the Required Company Vote.

(d) Parent shall cause the Parent Shareholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote. In connection with such meeting, Parent will (i) subject to Section 7.4(g) through Section 7.4(i), use its reasonable best efforts to obtain the Required Parent Vote and (ii) otherwise comply with all legal requirements applicable to such meeting. The information supplied or to be supplied by Parent specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by Parent specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Shareholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, if on a date for which the Parent Shareholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Required Parent Vote, whether or not a quorum is present, Parent shall have the right on one or more occasions to postpone or adjourn the Parent Shareholders Meeting for not more than an aggregate of forty (40) days, solely for the purpose of soliciting shares of Parent Common Stock to obtain the Required Parent Vote.

Section 7.2. Access to Information.

Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its representatives (including Financing Sources and their representatives) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its representatives (including Financing Sources and their representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client privilege, in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such Person shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information, provided, further, that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of law or the loss or waiver of such privilege. No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement. Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated June 23, 2016 (the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3. Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including, without limitation, (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including the financing thereof) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals; provided, however, that efforts in connection with the Financing and the Required Indebtedness, other than notices and applications with State Regulators required in connection with the Financing and the Required Indebtedness, shall be governed by Section 7.11 and not this Section 7.3. In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within 40 calendar days after the execution of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, (B) to file all applications required to be filed with the FCC within 40 calendar days after the execution of this Agreement, (C) to file all notices and applications with State Regulators within 30 Business Days after the execution of this Agreement, (D) to file timely notices, submissions, draft agreements and amendments, or agreement termination proposals with the Team Telecom Agencies and DSS, (E) to file in a timely manner all notifications and filings required under any foreign antitrust laws, including, if applicable the EUMR, as promptly as practicable, (F) to file, as promptly as practicable, all appropriate filings, notices, applications, agreement termination proposals, or similar notifications or documents required or advisable in order to obtain such approvals of the Team Telecom Agencies, DSS, and any other Government Entity as required under applicable industrial security regulations and (G) make all filings required under applicable foreign investment regulations, including, if Parent determines appropriate after consultation with the Company, to CFIUS.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act, the Communications Act, the Cable Landing License Act, or any other Regulatory Law (as defined below), (i) cooperate in all respects and consult with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party and/or its counsel to have a reasonable opportunity to review in advance and comment on drafts of any communications, filings and submissions (and documents submitted therewith); (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), the FCC, any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, including by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, and (iii) permit the other party to review any communication it gives to, and consult with each other in advance of any meeting substantive telephone call, or conference with the DOJ, the FTC, FCC, or such other Governmental Entity or other person, and to the extent permitted by the DOJ, the FTC, the FCC, or any other applicable Governmental Entity or other Person, give the other party and/or its counsel the opportunity to attend and participate in such meetings, substantive telephone calls and conferences, provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect prior to the date hereof, (C) as necessary to address reasonable privilege or confidentiality concerns, and (D) as necessary to address reasonable privilege concerns, and to remove personal and confidential information provided in connection with CFIUS and/or FOCI review. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 7.3(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act, the DSS FOCI mitigation requirements, the Cable Landing License Act, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment, (ii) regulate telecommunications businesses, or (iii) prohibit, restrict or regulate foreign investment. In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including, without limitation, by (x) agreeing to any terms, conditions or modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, sell or otherwise dispose of any assets or business (including the requirement that any such assets or businesses be held separate)) or, with respect to Parent, enter into or modify any network security agreement with the Team Telecom Agencies and any FOCI mitigation instrument with DSS, in each case with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the Combination or the consummation of the transactions contemplated by this Agreement (collectively, “Divestiture Actions”) and (y) contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, suit or proceeding challenging the Combination or the other transactions contemplated hereby which would otherwise have the effect of preventing, delaying or restricting the consummation of the Combination or the other transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to (and without the consent of the Company shall not) take any Divestiture Action or other any other action pursuant to clauses (d), (e) or (f) of this Section 7.3 that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Combination (assuming Parent and its Subsidiaries, taken as a whole, after giving effect to the Combination, are the size of Parent and its Subsidiaries, taken as a whole, prior to giving effect to the Combination) (a “Specified Material Adverse Effect”); provided, however, that nothing contained in this Agreement shall require Company to agree to, or take, any action in connection with Section 7.3 of this Agreement unless such agreement or action is conditioned upon the consummation of the transactions contemplated herein.

(c) Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities (except those contemplated by Section 7.3(b), which shall be governed by that Section), necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Specified Material Adverse Effect.

(d) In addition to, and without limiting the generality of, the obligations in Section 7.3, to the extent Parent deems appropriate after consultation with the Company, each of the Company and Parent agree to take or cause to be taken the following actions:

(i) (A) as promptly as reasonably practicable after the date of this Agreement, provide all necessary information within their respective control, and use reasonable best efforts to provide, as promptly as reasonably practicable, all necessary information which is not within such party’s control, needed for a joint voluntary notice with regard to the Merger (“Joint Notice”) to CFIUS pursuant to Section 721 of the Defense Production Act of 1950, as amended, including amendments made by the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. § 4565), and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq. (collectively, “Section 721”), (B) as promptly as reasonably practicable after the date of this Agreement, submit a draft Joint Notice to CFIUS, and promptly address and resolve any questions and comments received on the draft Joint Notice from CFIUS staff, (C) immediately after the prompt resolution of all questions and comments received from CFIUS staff on the draft Joint Notice, prepare and submit the final Joint Notice, which shall in any event be made within five (5) calendar days of the receipt of comments from CFIUS unless the parties agree otherwise in writing, and (D) provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Combination and the other transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. § 800.403(a)(3), or otherwise provided by CFIUS, without the need to request an extension of time

(ii) in connection with the efforts to obtain the Completion of CFIUS Process, (A) cooperate in all respects and consult with each other in connection with the Joint Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (B) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. § 800.402(c)(6)(vi); and (C) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with CFIUS, in each of clauses (A), (B) and (C), subject to confidentiality considerations contemplated by Section 721 or as may be required by CFIUS. In addition, with regard to any meeting or substantive conversation, a party need not be represented or notified by the other party if any Governmental Entity objects to the party’s being represented at, or notified of, as applicable, any such meeting or any such conversation; and

(iii) use their respective reasonable best efforts to obtain the Completion of CFIUS Process as promptly as reasonably practicable. Subject to the terms and conditions set forth in this Agreement, including this Section 7.3, Parent shall promptly take or agree to take all actions necessary to secure the Completion of CFIUS Process and resolve any objections asserted with respect to the Merger or the other transactions contemplated by this Agreement under Section 721 or other applicable law raised by any federal, state, local or foreign court or other Governmental Entity in order to obtain the Completion of CFIUS Process.

(e) In addition to, and without limiting the generality of, the obligations in Section 7.3, each of the Company and Parent agree with respect to any national security review by the Team Telecom Agencies to (i) file as promptly as practicable, all notifications, questionnaire responses, documents, and information required or advisable in order for Company and its Subsidiaries to remain in compliance with the 2011 NSA and applicable U.S. national security laws and regulations after the Effective Date and (B) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any national security review by the Team Telecom Agencies.

(f) In addition to, and without limiting the generality of, the obligations in Section 7.3, each of the Company and Parent agree with respect to any DSS FOCI review to (i) file as promptly as practicable, all certificates pertaining to foreign interests and similar notifications or documents required or advisable in order to ensure after the Effective Time that (A) Parent, Company, and their respective Subsidiaries maintain their respective facility security clearances and personnel security clearances issued by DSS and to remain in compliance with and perform under the Contracts of the Parent, Company and their respective Subsidiaries and with applicable U.S. national industrial security laws and regulations, and (B) matters set forth on Schedule 7.3(f) of the Company Disclosure Schedule and (ii) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any DSS FOCI review.

Section 7.4. Acquisition Proposals.

(a) Except as otherwise expressly permitted by this Section 7.4, none of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Company authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, (y) approve or endorse any Company Acquisition Proposal or (z) in connection with any Company Acquisition Proposal, require the Company to abandon, terminate or fail to consummate the Combination; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall promptly inform its representatives and advisors of the Company’s obligations under this Section 7.4. Any violation of this Section 7.4 by any representative or advisor of the Company or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company. For purposes of this Section 7.4, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Subsidiaries of Parent and, with respect to Parent, the Company.

“Company Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and its Subsidiaries taken as a whole, other than the Combination contemplated by this Agreement.

(b) Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, so long as any such compliance rejects any Company Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by Section 7.4(c), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(a), and/or (iii) furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of any Company Acquisition Proposal) and to the extent nonpublic information that has not been made available to Parent is made available to such Person, make available or furnish such nonpublic information to Parent substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith after consultation with its financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes or would reasonably be expected to result in, a Company Superior Proposal.

“Company Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company to enter into any transaction involving a Company Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel) would be more favorable to the Company’s stockholders than this Agreement, and the Combination, taking into account all terms and conditions of such transaction (including any breakup fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals, except that the reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “this Agreement”, and “the Combination” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Combination that are agreed to by Parent pursuant to Section 7.4(d).

(c) Except as provided below, at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors shall not (x) withdraw, modify or amend in any manner adverse to Parent its approval or recommendation of this Agreement or the Combination or (y) approve or recommend any Company Acquisition Proposal ((x) or (y) a “Company Change in Recommendation”). Notwithstanding the foregoing, the Company Board of Directors (x) may make a Company Change in Recommendation (i) in response to a Company Intervening Event, or (ii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, in each case, if and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law and the Company complies with Section 7.4(d) or (y) following receipt of a bona fide written Company Acquisition Proposal which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if, and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law and the Company complies with Section 7.4(d) and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, (1) the Company terminates this Agreement in accordance with the provisions of Section 9.1(g) and (2) the Company pays the Company Termination Fee and the Parent Expenses in accordance with Section 9.2(f).

(d) Prior to the Company taking any action permitted (i) under Section 7.4(c)(x)(i), the Company shall provide Parent with five (5) Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend the terms of this Agreement in a manner that would make the failure to effect a Company Change in Recommendation no longer inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law or (ii) under Section 7.4(c)(x)(ii) or Section 7.4(c)(y) the Company shall provide Parent with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising Parent that the Company’s Board of Directors intends to take such action, and specifying the material terms and conditions of the Company Superior Proposal and that the Company shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal.

(e) The Company shall notify Parent promptly (but in any event within 24 hours) after receipt or occurrence of any Company Acquisition Proposal, of (i) the material terms and conditions of any such Company Acquisition Proposal and (ii) the identity of the Person making any such Company Acquisition Proposal. In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding the material terms and conditions of such Company Acquisition Proposal (as determined by the Company in good faith) which is received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may waive any such provision in response to a Company Acquisition Proposal to the Board of Directors of the Company made under circumstances in which the Company is permitted under this Section 7.4 to participate in discussions regarding a Company Acquisition Proposal, but only to the extent necessary to allow it to respond to such Company Acquisition Proposal as permitted under this Section 7.4. The Company shall keep Parent reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Company Acquisition Proposal and shall provide to Parent within 24 hours after receipt thereof all copies of any other documentation material to understanding the material terms and conditions of such Company Acquisition Proposal (as determined by the Company in good faith) received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal. The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Company Acquisition Proposal that was not previously provided to Parent. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Combination proposed by Parent in response to any Company Acquisition Proposal. The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

(f) Except as otherwise expressly permitted by this Section 7.4, none of Parent or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) Parent authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than the Company) relating to any Parent Acquisition Proposal, or agree to or endorse any Parent Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Parent Acquisition Proposal, (y) approve or endorse any Parent Acquisition Proposal or (z) in connection with any Parent Acquisition Proposal, require Parent to abandon, terminate or fail to consummate the Combination; (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. Parent shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Parent shall promptly inform its representatives and advisors of Parent’s obligations under this Section 7.4. Any violation of this Section 7.4 by any representative or advisor of Parent or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by Parent.

“Parent Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Parent or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Parent or more than 20% of the assets of Parent and its Subsidiaries taken as a whole, other than the Combination contemplated by this Agreement.

(g) Notwithstanding the foregoing, the Board of Directors of Parent, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Parent Shareholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal, so long as any such compliance rejects any Parent Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by Section 7.4(h), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Parent Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(f), and/or (iii) furnish to such Person information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of any Parent Acquisition Proposal) and to the extent nonpublic information that has not been made available to the Company is made available to such Person, make available or furnish such nonpublic information to the Company substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of Parent shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of Parent has determined in good faith after consultation with its financial advisors and outside legal counsel that such Parent Acquisition Proposal constitutes or would reasonably be expected to result in, a Parent Superior Proposal.

“Parent Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with Parent to enter into any transaction involving a Parent Acquisition Proposal that the Board of Directors of Parent determines in its good faith judgment (after consultation with Parent’s financial advisors and outside legal counsel) would be more favorable to Parent’s shareholders than this Agreement and the Combination, taking into account all terms and conditions of such transaction (including any breakup fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals, except that the reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “this Agreement” and “the Combination” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Combination that are agreed to by the Company pursuant to Section 7.4(h).

(h) Notwithstanding anything in Section 7.1 or this Section 7.4 to the contrary, at any time prior to the receipt of the Required Parent Vote, Parent’s Board of Directors shall not (x) withdraw, modify or amend in any manner adverse to the Company its approval or recommendation of this Agreement or the Combination or (y) approve or recommend any Parent Acquisition Proposal ((x) or (y) a “Parent Change in Recommendation”). Notwithstanding the foregoing, the Parent Board of Directors (x) may make a Parent Change in Recommendation (i) in response to a Parent Intervening Event, or (ii) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, in each case, if and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law and Parent complies with Section 7.4(i) or (y) following receipt of a bona fide written Parent Acquisition Proposal which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Parent Alternative Acquisition Agreement”) with respect to such Parent Superior Proposal, if, and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law and Parent complies with Section 7.4(i) and concurrently with entering into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal, (1) Parent terminates this Agreement in accordance with the provisions of Section 9.1(h) and (2) Parent pays the Parent Termination Fee and the Parent Expenses in accordance with Section 9.2(g).

(i) Prior to Parent taking any action permitted (i) under Section 7.4(h)(x)(i), Parent shall provide the Company with five (5) Business Days’ prior written notice advising the Company it intends to effect a Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend the terms of this Agreement in a manner that would make the failure to effect a Parent Change in Recommendation no longer inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law or (ii) under Section 7.4(h)(x)(ii) or Section 7.4(h)(y) Parent shall provide the Company with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising the Company that Parent’s Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Superior Proposal and that Parent shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal.

(j) Parent shall notify the Company promptly (but in any event within 24 hours) after receipt or occurrence of any Parent Acquisition Proposal, of (i) the material terms and conditions of any such Parent Acquisition Proposal and (ii) the identity of the Person making any such Parent Acquisition Proposal. In addition, Parent shall promptly (but in any event within 24 hours) after the receipt thereof, provide to the Company copies of any written documentation material to understanding the material terms and conditions of such Parent Acquisition Proposal (as determined by Parent in good faith) which is received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that Parent may waive any such provision in response to a Parent Acquisition Proposal to the Board of Directors of Parent made under circumstances in which Parent is permitted under this Section 7.4 to participate in discussions regarding a Parent Acquisition Proposal, but only to the extent necessary to allow it to respond to such Parent Acquisition Proposal as permitted under this Section 7.4. Parent shall keep the Company reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Parent Acquisition Proposal and shall provide to the Company within 24 hours after receipt thereof all copies of any other documentation material to understanding the material terms and conditions such Parent Acquisition Proposal (as determined by Parent in good faith) received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal. Parent shall promptly provide the Company any material non-public information concerning Parent provided to any other Person in connection with any Parent Acquisition Proposal that was not previously provided to the Company. The Board of Directors of Parent shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Combination proposed by the Company in response to any Parent Acquisition Proposal. Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

Section 7.5. Stockholder or Shareholder Litigation. Each of the Company and Parent shall keep the other party hereto informed of, and cooperate with such party in connection with, any stockholder or shareholder litigation or claim against such party and/or its directors or officers relating to the Combination or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder or shareholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.6. Maintenance of Insurance. Each of Parent and the Company will use commercially reasonable efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to Parent and its Subsidiaries and the Company and its Subsidiaries, respectively, and their respective properties and assets in effect on the date hereof.

Section 7.7. Public Announcements. Except with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with the terms of this Agreement and except in connection with any Company Superior Proposal or Parent Superior Proposal, each of the Company, Parent, Merger Sub 1 and Merger Sub 2 agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable U.S. securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided, that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence.

Section 7.8. Section 16 Matters. Assuming that the Company delivers to Parent the Company Section 16 Information (as hereinafter defined) in a timely fashion (and at least ten (10) Business Days) prior to the Effective Time, the Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as hereinafter defined) of Parent Common Stock in exchange for Company Common Stock and derivative securities with respect to Company Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. In addition, the Board of Directors of the Company, or a committee of non-employee Directors thereof, shall, prior to the Effective Time, adopt a resolution providing in substance that the dispositions by the Company Insiders of Company Common Stock (including derivative securities with respect to Company Common Stock) in exchange for shares of Parent Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. “Company Section 16 Information” shall mean information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock and derivative securities with respect to Company Common Stock held by each such Company Insider and expected to be exchanged for shares of Parent Common Stock pursuant to the transaction contemplated by this Agreement and any other information that may be required under applicable interpretations of the SEC under Rule 16b-3. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information.

Section 7.9. Reorganization.

(a) The parties intend that the Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall report it as such for U.S. federal, state and local income Tax purposes. None of the parties shall take any action or fail to take any action, which action or failure to act is reasonably likely to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall (and shall cause their respective Subsidiaries to) use its reasonable best efforts to (i) execute and deliver a customary tax representation letter that includes the representations referred to in Section 8.2(c) and Section 8.3(c), respectively, as of the date of the Joint Proxy Statement/Prospectus, if required, and as of the Closing Date to each counsel referred to in Section 8.2(c) and Section 8.3(c), respectively, in form and substance reasonably satisfactory to such counsel and (ii) obtain the opinions referred to in Section 8.2(c) and Section 8.3(c), respectively.

Section 7.10. Parent Board of Directors.

Parent shall appoint to Parent’s Board of Directors (a) on or prior to the Effective Time, three members of the Company’s Board of Directors selected by the Parent from any of the members of the Company’s Board of Directors elected at the 2016 Annual Meeting who are not affiliated with nor designated by Stockholder, and (b) one member of the Company’s Board of Directors designated by Stockholder, in accordance with that certain Shareholder Rights Agreement, dated as of the date hereof, by and between Parent and Stockholder; provided, further, that if any of such Parent-selected directors are unable or unwilling to serve on Parent’s Board of Directors, then the Parent shall select another candidate from the Company’s Board of Directors not affiliated with nor designated by Stockholder. Parent shall cause all such directors who are appointed pursuant to clause (a) of this Section 7.10 to be nominated for election to Parent’s Board of Directors at the first annual meeting following the Closing.

Section 7.11. Financing/Financing Assistance.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter and Fee Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letter, Fee Letter and any definitive agreements executed in connection therewith, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter and Fee Letter (including after giving effect to any “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) or on other terms consistent with Section 7.11(b) below, (iv) in the event that all conditions contained in the Commitment Letter and Fee Letter have been satisfied and Parent and Merger Sub 1 and Merger Sub 2 are required to consummate the Closing pursuant to the terms hereof, draw a sufficient amount of the Financing or Alternative Financing to enable Parent, Merger Sub 1 and Merger Sub 2 to consummate the Merger; it being understood that the receipt of the Financing or Alternative Financing is not a condition to Parent’s, Merger Sub 1’s or Merger Sub 2’s obligation to consummate the Closing on the terms and conditions set forth herein and (v) enforce the counterparties’ obligations and Parent’s rights under the Commitment Letter in the event of a breach or repudiation by any party thereto that could reasonably be expected to materially impede or delay the Closing (giving effect to the availability of any Alternative Financing).

(b) Parent shall not, and shall not permit Merger Sub 1 or Merger Sub 2 to, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its rights or remedies under, the Commitment Letter or Fee Letter without the Company’s prior written consent; provided that Parent may, without the Company’s prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Fee Letter if such amendment, replacement, supplement or other modification or waiver does not (i) reduce the aggregate amount of the Financing contemplated thereunder, other than as permitted hereunder, or (ii) add new (or adversely modify any existing) condition to the consummation of the Financing, as compared to those in the Commitment Letter and Fee Letter as in effect on the date hereof, that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement (in each case, giving effect to the availability of any Alternative Financing) (each of clauses (i) and (ii), an “Adverse Effect on the Financing”); and (y) amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement or the availability of the Financing under the Commitment Letter (it being understood that any such amendment, replacement, supplement or other modification that provides for the assignment of a portion of the commitments thereunder to any additional lenders, lead arrangers, book runners, syndication agents or similar entities and the granting to such persons of customary approval rights shall be permitted hereunder and shall be deemed to not prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement). Parent shall promptly deliver to the Company copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions, in the case of the Fee Letter) of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter or Fee Letter.

(c) In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter (including after giving effect to the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) for any reason, Parent shall, in consultation with the Company, use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources in an amount sufficient (together with cash on hand of the Company) to fund the Cash Consideration, the cash payable to holders of Company RSU Awards pursuant to Section 1.8, the Required Indebtedness and all other fees and expenses incurred by Parent, Merger Sub 1, Merger Sub 2 and the Company in connection with the Merger and the other transactions contemplated hereby and which would not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or Alternative Financing or the transactions contemplated by this Agreement, including any conditions to the closing of such Financing or Alternative Financing that are materially less favorable to Parent than the conditions to closing in the Commitment Letter (as defined immediately prior to such Alternative Financing). In addition, Parent shall have the right to substitute the proceeds of consummated offerings or other incurrences of debt for all or any portion of the Financing by reducing commitments under the Commitment Letter. Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing from the same and/or alternative bona fide third party financing sources so long as such substitution would not reasonably be expected to have an Adverse Effect on the Financing (any such financing which satisfies this Section 7.11(c), the “Alternative Financing”). If an Alternative Financing is required or otherwise obtained in accordance with this Section 7.11(c), Parent shall obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such Alternative Financing, and Parent shall comply with its covenants in Section 7.11(a) and Section 7.11(b) with respect to the Commitment Letter (as defined immediately after receipt of such Alternative Financing).

(d) Parent shall give the Company prompt written notice of any material breach or repudiation by any party of the Commitment Letter or Fee Letter of which Parent becomes aware or any termination of the Commitment Letter or Fee Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing.

(e) The Company shall use its reasonable best efforts to, and to cause Company Financing to, as soon as reasonably practicable after the receipt of a written request from Parent to do so, (i) commence a consent solicitation with respect to any or all of the Company’s and/or Company Financing’s outstanding senior notes (the “Notes”), on such terms and conditions as may be specified by Parent to amend or waive the indenture applicable to each series of Notes with the consent of the holders of a majority in principal amount of the outstanding securities of such series, solely to provide that no offer to repurchase the Notes will be required as a result of any “Change of Control Triggering Event” (as defined in the applicable indentures) occurring in connection with the transactions contemplated by this Agreement (the “Notes COC Consent Solicitations”) and/or (ii) seek the consent of the requisite lenders under the Credit Agreement, dated as of March 13, 2007, among Parent, Company Financing, Merrill Lynch Capital Corporation, as administrative agent, and the other parties thereto (as amended, supplemented or otherwise modified, the “Existing Credit Agreement”), on such terms and conditions as may be specified by Parent to amend or waive the Existing Credit Agreement with the consent of Required Lenders (as defined therein) solely to provide that no repayment of any loans or other extensions of credit thereunder will be required as a result of any “Change of Control Triggering Event” (as defined in the Existing Credit Agreement) occurring in connection with the transactions contemplated by this Agreement (the “Credit Agreement COC Consent Solicitation”, and together with the Notes COC Consent Solicitation, the “COC Consent Solicitations”). In addition, Parent, Merger Sub 1, Merger Sub 2 or an affiliate thereof may (i) commence one or more offers to purchase or exchange with respect to any and all of the outstanding aggregate principal amount of the Company’s Notes for cash or other securities (including securities of Parent or its Subsidiaries) on terms that are determined by Parent and in compliance with applicable law (including SEC rules and regulations) and the provisions of the indentures governing the applicable series of Notes to be consummated substantially simultaneously with the Closing and no earlier than the Effective Time using funds or other consideration provided by Parent (the “Offers to Purchase”), and/or (ii) solicit the consent of the holders of each series of Notes, regarding certain proposed amendments to the indenture governing such series of Notes (the “Indenture Amendments”) as determined by Parent and in compliance with applicable law (including SEC rules and regulations) and the provisions of the indentures governing the applicable series of Notes and as set forth in the tender offer and consent solicitation documents sent to holders of such series of Notes to become effective substantially simultaneously with the Closing and no earlier than the Effective Time, which amendments may include the elimination of all or substantially all of the restrictive covenants and certain other provisions contained in the indenture governing such series of Notes that can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof (the “Other Consent Solicitations” and, together with the COC Consent Solicitations and the Offers to Purchase, the “Debt Offers”). Any documentation relating to any Debt Offer (including all amendments or supplements thereto) (the “Offer Documents”) and all material requested to be published or mailed to the holders of the Notes and/or provided to the lenders or agents under the Existing Credit Agreement in connection with any Debt Offer shall be subject to the prior review of (which review shall be made as promptly as reasonably practicable), and comment by the Company and shall be reasonably acceptable to the Company; provided that, in any event, Parent and the Company hereby agree that (i) the terms and conditions of any Debt Offer (other than the COC Consent Solicitations) shall provide that the closing thereof shall be contingent upon the consummation of the Merger at the Effective Time; and (ii) promptly upon expiration of any COC Consent Solicitations or any Other Consent Solicitations, assuming the requisite consents have been received with respect to such series of Notes or under the Existing Credit Agreement, the Company or Company Financing, as applicable, shall execute a supplemental indenture to the indentures governing each series of Notes or an amendment to the Existing Credit Agreement (that other than with respect to any COC Consent Solicitation will not become operative prior to the Effective Time) and shall use reasonable best efforts to cause the trustee under each such indenture and lenders and/or agent under the Existing Credit Agreement to enter into such supplemental indenture or amendment prior to or substantially simultaneously with the execution thereof by the Company or Company Financing. Concurrent with the Effective Time, and in accordance with the terms of the Debt Offer, the Surviving Company shall accept for purchase and purchase each series of Notes properly tendered and not properly withdrawn in the Offers to Purchase using funds or other consideration provided by or at the direction of Parent. Parent hereby covenants and agrees to, promptly following the Effective Time, directly or indirectly pay for the Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Offer to Purchase. Any Indenture Amendments contemplated by any Debt Offer (other than any COC Consent Solicitation) shall revert to the form in effect prior to the effectiveness of any Indenture Amendments and be of no further effect if the Closing does not occur.

(f) If at any time prior to the completion of any Debt Offer any information should be discovered by the Company or by Parent that the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes and/or the lenders and agents under the Existing Credit Agreement. The parties shall comply with the requirements of Rule 14e-1 under the Exchange Act, to the extent applicable, and any other applicable laws in connection with any Debt Offer.

(g) Parent shall select and pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary, trustee or other agent retained in connection with any Debt Offer, and pay all consent fees (or provide the Company or such Subsidiary with the funds required therefor in advance of the required payment thereof) payable in connection with any Debt Offer (including, for the avoidance of doubt, any consent fees that are required to be paid prior to the Effective Time and all consent fees with respect to any COC Consent Solicitation, notwithstanding that any supplemental indentures to the indentures governing each series of Notes and/or an amendment to the Existing Credit Agreement entered into in connection with the COC Consent Solicitation may become operative prior to the Effective Time). At Parent’s expense, the Company shall, and shall cause its Subsidiaries to, provide all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Debt Offer, including, without limitation, (i) to the extent required by the policies or procedures of the Depository Trust Company (“DTC”) in connection with any consent solicitation that is part of any Debt Offer, the Company or Company Financing conducting any such consent solicitation, (ii) executing supplemental indentures to the indentures governing each series of Notes and/or an amendment to the Existing Credit Agreement (that other than in the case of the COC Consent Solicitations will become operative only immediately upon the Effective Time), and (iii) using reasonable best efforts to cause the trustee under each such indenture and the lenders and/or agent under the Existing Credit Agreement to enter such supplemental indenture and/or amendment prior or substantially simultaneously with execution thereof by the Company and/or Company Financing, and (iv) providing the information necessary to distribute the applicable Offer Documents to the holders of the applicable series of Notes and/or the lenders and agents under the Existing Credit Agreement. If requested by Parent in writing in connection with any COC Consent Solicitation with respect to the Notes, the Company and its Subsidiaries shall, or shall cause their counsel to, deliver legal opinions in customary form and scope relating to the Company, its Subsidiaries, the Existing Credit Agreement and/or the indentures governing the Notes required in connection with the COC Consent Solicitations, but shall not be required to deliver, or to cause its counsel to deliver, any legal opinions in connection with any other Debt Offer.

(h) Notwithstanding anything to the contrary contained in this Section 7.11, the Company shall not be required to take any action in connection with any Debt Offer that it believes, after consultation with counsel, could reasonably be expected to cause the Company to violate (i) federal or state securities laws or (ii) the provisions of the indentures governing the applicable series of Notes or the Existing Credit Agreement. It is expressly agreed by the parties hereto that the failure to obtain the consent of the holders of the Notes or the consent of the requisite lenders under the Existing Credit Agreement in connection with any Debt Offer shall not be deemed to be a breach by the Company under this Agreement or a failure of any condition hereto.

(i) Prior to the Closing, the Company shall provide to Parent, Merger Sub 1 and Merger Sub 2, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees, agents and representatives of the Company and its Subsidiaries to, provide to Parent, Merger Sub 1 and Merger Sub 2 all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with any financing by Parent or any of its Affiliates in connection with the Combination, including the following: (i) using reasonable best efforts to make the Company’s and its Subsidiaries’ senior management and other representatives available to participate in a reasonable number of meetings and calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, investors and prospective lenders on reasonable advance notice; (ii) assisting with the preparation (1) of appropriate and customary materials for rating agency presentations, offering and syndication documents, bank information memoranda (public and non-public) provided that any non-public materials shall be subject to usual and customary confidentiality provisions that inure to the benefit of the Company), business projections, other marketing documentation and similar documents (and executing customary representation letters in connection therewith) and (2) customary pro forma financial statements reflecting the Merger and the Financing; (iii) executing and delivering definitive financing documents, (and assisting in the preparation of applicable schedules and other information necessary in connection therewith) including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, provided that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) using reasonable best efforts to facilitate the pledging of collateral (including cooperation in connection with the pay-off of Existing Indebtedness and the release of related Liens and terminations of security interests, in each case, to the extent reasonably requested by Parent), provided that no pledge or pay-off of Existing Indebtedness shall be effective or required, as the case may be, until the Effective Time; (v) using reasonable best efforts to furnish, to Parent, Merger Sub 1 and Merger Sub 2 and the Financing Sources, as promptly as reasonably practicable, financial and other pertinent information regarding the Company as may be reasonably requested by Parent in connection with any such financing, including all financial statements and other financial data regarding the Company reasonably required by the Commitment Letter or reasonably requested by Parent, including all such financial statements or other financial data necessary or reasonably required to permit Parent to prepare customary pro forma financial statements reflecting the Merger and the Financing (it being agreed that any pro forma financial information required by the Commitment Letter shall be prepared and provided by Parent); (vi) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting consent or comfort letters and other similar matters ancillary to any such financing as may be necessary to fulfill conditions or obligations under the Commitment Letter or otherwise reasonably requested by Parent in connection with any such financing, including, in any case, obtaining the consent of the Company’s independent accountants for use of their audit reports in any financial statements relating to any such financing and using reasonable best efforts to cause such independent accountants to provide customary comfort letters (including “negative assurance” comfort) in connection therewith to the applicable underwriters, initial purchasers or placement agents, (vii) furnishing such customary financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or the Financing Sources as may be necessary, proper or advisable to consummate any such financing, including financial statements, financial data and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Parent, in each case, meeting the respective requirements of the condition set forth in paragraphs 6 and 7 of Exhibit F to the Commitment Letter or as otherwise necessary, proper or advisable in connection with any such financing or to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities, which in any event shall include audited consolidated financial statements of the Company covering the three (3) fiscal years ended at least 90 days prior to the Closing Date, and unaudited financial statements (excluding footnotes) for any regular quarterly interim fiscal period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (it being agreed that any pro forma financial information required by the Commitment Letter shall be prepared and provided by Parent) (the information required to be delivered pursuant to this clause (vii) being referred to as the “Required Financial Information”), (viii) requesting that its independent accountants cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the parties to the Commitment Letter may reasonably request for use in connection with the offering and/or syndication of debt securities, (ix) using reasonable best efforts to assist in obtaining third party consents in connection with the Financing, and in extinguishing Existing Indebtedness of the Company and its Subsidiaries and releasing liens securing such indebtedness, in each case to take effect at the Effective Time, (x) furnishing all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, to the extent reasonably requested by Parent or Merger Sub 1 or Merger Sub 2, but in each case, solely as relating to the Company and its Subsidiaries (including, for the avoidance of doubt, their respective directors and officers), (xi) assist Parent in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; and (xii) taking such other customary actions as are reasonably requested by Parent or the Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Financing set forth in the Commitment Letter to the extent within the control of the Company (including delivery of the stock and other equity certificates of the Company’s Subsidiaries to Parent); provided that nothing herein shall require until the Effective Time occurs, either the Company or any of its Subsidiaries to (A) pay any fees, expenses or other amounts in connection with the Financing, unless Parent shall have provided the Company or such Subsidiary the funds required therefor in advance of the required payment thereof, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing, (C) incur any liability in connection with the Financing contemplated by the Commitment Letter, (D) enter into any definitive agreement or commitment that would be effective prior to the Effective Time (other than customary management representation letters, and other than, for the avoidance of doubt, in connection with the COC Consent Solicitations), (E) provide any such cooperation to the extent that it would interfere materially and unreasonably with the business or operations of the Company and its Subsidiaries, or (F) take any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any applicable laws. For the avoidance of doubt, the Board of Directors of the Company and each of its Subsidiaries, in each case as constituted prior to the Effective Time, shall not be required to adopt any resolutions or take any other action in connection with the authorization of any of the Financing other than to approve regulatory filings relating to the Company and its Subsidiaries in connection therewith and as may be required in connection with any COC Consent Solicitation pursuant to Section 7.11(e) and any assumption pursuant to Section 7.11(k). The Company will provide to Parent and the Financing Sources such information about the Company and its Subsidiaries as may be necessary so that the marketing materials for the Financing are complete and correct with respect to the Company and its Subsidiaries in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein with respect to the Company and its Subsidiaries, in the light of the circumstances under which such statements are made, not materially misleading.

(j) All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub 1, Merger Sub 2 and their respective representatives pursuant to this Section 7.11 shall be kept confidential by them in accordance with the Confidentiality Agreement; provided that Parent may disclose such information to Financing Sources as would be reasonable and customary in connection with any financing in connection with the Combination. The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks.

(k) If requested by Parent, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to provide any other cooperation reasonably requested by Parent to facilitate the assumption by the Surviving Corporation and the Surviving Company of any or all Existing Indebtedness of the Company and/or its Subsidiaries (including, if elected by Parent, delivering such certificates, opinions or other documents and taking such actions (and using reasonable best efforts to cause the applicable lenders, agents and/or trustees in respect thereof to take such actions) as may be required as may be required in connection therewith by the applicable credit agreements, indentures or other definitive documents governing such Indebtedness) effective as of (or at Parent’s election, following) the Effective Time. Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the applicable credit agreements, indentures or other definitive documents relating to such Indebtedness in connection with the matters contemplated by this Section 7.11(k).

(l) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including without limitation professional fees and expenses of accountants, legal counsel and other advisors) to the extent such costs are incurred by the Company or its Subsidiaries in connection with cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other representatives pursuant to the terms of this Section 7.11 (including in connection with the Financing and/or any Debt Offer), or in connection with compliance with its obligations under this Section 7.11, and Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and representatives (collectively, the “Financing Indemnitees”) from and against any and all liabilities, damages, claims, costs, expenses or losses suffered or incurred by them in connection with the Financing and Debt Offers, any information utilized in connection therewith (other than arising from information provided in writing by the Company or its Subsidiaries) and any misuse of the logos or marks of the Company or its Subsidiaries, except to the extent that such liabilities, damages, claims, costs, expenses or losses arose out of or result from the gross negligence, bad faith, intentional breach or willful misconduct of a Financing Indemnitee (the obligations in this sentence, the “Financing Cooperation Indemnity”).

(m) For the avoidance of doubt, each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges that obtaining the Financing (or any Alternative Financing) or any specific term with respect to such financing is not a condition to the obligations of Parent to consummate the transactions contemplated by this Agreement.

(n) From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of any “Default” or “Event of Default” that has occurred or is threatened in writing under any of the indentures governing the Notes or the Existing Credit Agreement (in each case, with “Default” and “Event of Default” having the meanings provided in such document); provided, however, that a failure to give notice pursuant to this Section 7.12(n) shall be excluded for purposes of the condition set forth in Section 8.2(b).

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party’s Obligation to Effect the Combination. The obligations of the Company, Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement and the Merger by the stockholders of the Company.

(b) Parent Shareholder Approval. Parent shall have obtained the Required Parent Vote in connection with the approval of the Parent Share Issuance by the shareholders of Parent.

(c) No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Combination illegal or otherwise prohibiting consummation of the Combination; provided, however, that the provisions of this Section 8.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 shall have been the cause of, or shall have resulted in, such order or injunction.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Merger and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired.

(e) FCC, CFIUS, State Regulator and other Approvals. The (i) authorizations required to be obtained from the FCC; (ii) Consents required to be obtained from the State Regulators identified on Schedule 8.1(e) of the Company Disclosure Schedule; (iii) Completion of CFIUS Process, if a notice of the Merger is provided to CFIUS in accordance with the terms of this Agreement; and (iv) Consents required to be obtained from the Governmental Entities set forth on Schedule 8.1(e) of the Company Disclosure Schedule in connection with the consummation of the Combination shall have been obtained, except, in the case of clauses (ii) and (iv), to the extent the failure to obtain such Consents would not have a Specified Material Adverse Effect or prevent Parent and its Subsidiaries from operating in the relevant jurisdiction following the Combination.

(f) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(g) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

Section 8.2. Additional Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a) (Organization), Section 3.5 (Authorization and Validity of Agreement), Section 3.6(c) and the first sentence of Section 3.6(b) (Capitalization and Related Matters), Section 3.24 (No Brokers) and Section 3.32 (Company Intercompany Note) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Sections 3.6(a) and (b) (Capitalization and Related Matters) (other than the first and last sentences of Section 3.6(b)), Section 3.28 (Board Approval) and Section 3.29 (Rights Agreement) and Section 3.30 (Vote Required) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representation and warranty of the Company contained in Section 3.9(a) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of an executive officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received from Wachtell, Lipton, Rosen & Katz, counsel to Parent, or such other reputable Tax counsel reasonably satisfactory to Parent, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

Section 8.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Combination are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.1(a) (Organization), Section 4.5 (Authorization and Validity of Agreement), Section 4.6(c) and the first sentence of Section 4.6(b) (Capitalization and Related Matters) and Section 4.21 (No Brokers) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent contained in Sections 4.6(a) and (b) (Capitalization and Related Matters) (other than the first and last sentences of Section 4.6(b)), Section 4.25 (Board Approval) and Section 4.26 (Vote Required) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.9(a) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received from Willkie Farr & Gallagher LLP, counsel to the Company, or such other reputable Tax counsel reasonably satisfactory to the Company, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Combination abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the shareholders of the Parent:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either the Company or Parent if the Effective Time shall not have occurred on or before October 31, 2017, (the “Termination Date”); provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied, other than the conditions set forth in Sections 8.1(d) and (e), the Termination Date may be extended by Parent or the Company, by written notice to the other party, to a date not later than January 31, 2018; provided, further, that if the Termination Date is not extended pursuant to the preceding proviso, and the Marketing Period has commenced fewer than eighteen (18) Business Days prior to the original Termination Date, the Termination Date shall be automatically extended to the Business Day following the final day of the Marketing Period; provided, further, that the right to extend or terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c) By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its reasonable best efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

(d) By either the Company or Parent if (i) the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof) or (ii) the approval by the shareholders of Parent required for the Parent Share Issuance shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Shareholders Meeting (or any adjournment or postponement thereof);

(e) By Parent (i) prior to the Company Stockholders Meeting, if there shall have been a Company Change in Recommendation or the Board of Directors of the Company shall have approved or recommended a Company Acquisition Proposal (or the Board of Directors of the Company resolves to do any of the foregoing), whether or not permitted by Section 7.4, (ii) if the Company shall fail to call or hold the Company Stockholders Meeting in violation of Section 7.1(c); or (iii) if the Company shall have committed an Intentional Breach of any of its material obligations under Section 7.4(a) through (e);

(f) By the Company (i) prior to the Parent Shareholders Meeting, if there shall have been a Parent Change in Recommendation or the Board of Directors of Parent shall have approved or recommended a Parent Acquisition Proposal (or the Board of Directors of Parent resolves to do any of the foregoing), whether or not permitted by Section 7.4; (ii) if Parent shall fail to call or hold the Parent Shareholders Meeting in violation of Section 7.1(d); or (iii) if Parent shall have committed an Intentional Breach of any of its material obligations under Section 7.4(f) through (j);

(g) By the Company, pursuant to Section 7.4(c), subject to compliance with the applicable provisions of Section 7.4(c), Section 7.4(d) and Section 7.4(e);

(h) By Parent, pursuant to Section 7.4(h), subject to compliance with the applicable provisions of Section 7.4(h), Section 7.4(i) and Section 7.4(j);

(i) By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement (other than an

Intentional Breach of Parent’s obligations under Article I), if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 40 days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(j) By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 40 days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(j) if Parent, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2. Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except with respect to this Section 9.2, Section 7.11(l) and Article X, provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by a party to the extent such liability or damages were the result of, fraud or any Intentional Breach of any covenant or agreement in this Agreement occurring prior to termination (in each case, which may be pursued only by the party through actions expressly approved by the party’s Board of Directors, as applicable), which liability or damages shall not be limited to reimbursement of the party’s expenses or out-of–pocket costs and may include, to the extent proven and recoverable under applicable law, other damages suffered by the party, and the calculation of damages suffered by the party may include, to the extent proven, loss suffered by the party’s shareholders (including the benefit of the bargain lost by the party’s shareholders, taking into account without limitation the total amount payable to such shareholders under this Agreement), which shall be deemed in such event to be damages only of the party and not of the party’s shareholders themselves. Each party agrees that notwithstanding anything in this Agreement to the contrary, including Section 10.4(a), in the event that any Company Termination Fee or Parent Termination Fee is payable to a party in accordance with this Agreement, the payment of such fee and any applicable expenses shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and representatives against the other party or any of its representatives (including, with respect to Parent, Merger Sub 1 and Merger Sub 2, any Financing Source) or Affiliates for, and in no event will such party being paid any such fee and expenses or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity (including, without limitation, specific performance) with respect to, (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of any Company Termination Fee or Parent Termination Fee, and any applicable expenses, in accordance with this Agreement, neither the party paying such fee and such expenses, nor any representative (including, with respect to Parent, Merger Sub 1 and Merger Sub 2, any Financing Source) or Affiliate of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby.

(b) If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two (2) Business Days following such termination, an amount in cash equal to seven hundred thirty-seven million five hundred thousand dollars ($737,500,000) (the “Company Termination Fee”).

(c) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(i), (ii) at or prior to the time of the Company Stockholders Meeting there shall have been publicly disclosed or announced and not withdrawn prior to the Company Stockholders Meeting a bona fide written Company Acquisition Proposal and (iii) within 9 months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent, not later than two (2) Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, the Company Termination Fee (less any Parent Expenses previously paid by the Company).

(d) If the Company shall terminate this Agreement pursuant to Section 9.1(f), Parent shall pay to the Company, not later than two (2) Business Days after the termination of the Agreement, an amount equal to four hundred seventy-one million five hundred thousand dollars ($471,500,000) (the “Parent Termination Fee”).

(e) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(ii), (ii) at or prior to the time of the Parent Shareholders Meeting there shall have been publicly disclosed or announced and not withdrawn prior to the Parent Shareholders Meeting a bona fide written Parent Acquisition Proposal and (iii) within 9 months following the termination of this Agreement, Parent enters into a definitive agreement with respect to, or consummates, a Parent Acquisition Proposal, then Parent shall pay to the Company, not later than two (2) Business Days after the execution of the definitive agreement or the consummation of the transaction, as applicable, the Parent Termination Fee (less any Company Expenses previously paid by Parent).

(f) If the Company shall terminate this Agreement pursuant to Section 9.1(g), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee contemporaneously with such termination.

(g) If Parent shall terminate this Agreement pursuant to Section 9.1(h), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee contemporaneously with such termination.

(h) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(ii), then Parent shall pay to the Company the Company Expenses, not later than two (2) Business Days after the later of the termination of this Agreement and delivery to Parent of Company’s written notice of the amount of such Company Expenses.

(i) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(i), then the Company shall pay to Parent the Parent Expenses, not later than two (2) Business Days after the later of the termination of this Agreement and delivery to the Company of Parent’s written notice of the amount of such Parent Expenses.

(j) All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of immediately available funds to an account designated by Parent, and (ii) Parent shall be made by wire transfer of immediately available funds to an account designated by the Company.

(k) For purposes of this Section 9.2, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(a), except that the reference to “more than 20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(f), except that the reference to “more than 20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(l) The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the amounts due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid under this Section 9.2 the Company Termination Fee more than once.

(m) Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement. If Parent fails to pay promptly the amounts due pursuant to this Section 9.2, Parent will also pay to the Company the Company’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. For the avoidance of doubt, in no event shall Parent be required to pay or cause to be paid under this Section 9.2 the Parent Termination Fee more than once.

Section 9.3. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that, notwithstanding anything to the contrary contained herein, none of Section 9.2(a), 9.4, 10.3, 10.4, 10.10 or 10.13 or this Section 9.3 (or any other provision of this Agreement to the extent an amendment of such provision would modify the substance of any of Section 9.2(a), 9.4, 10.3, 10.4, 10.10 or 10.13 or this Section 9.3) may be amended in a manner that is adverse in any respect to any Financing Source and its Affiliates without the prior written consent of the Lead Arrangers (as defined in the Commitment Letter).

Section 9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No waivers to the provisions of which the Financing Sources are expressly made third party beneficiaries pursuant to Section 10.10 shall be permitted in a manner materially adverse to any such Financing Source without the prior written consent of the Lead Arrangers (as defined in the Commitment Letter).

ARTICLE X

MISCELLANEOUS

Section 10.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X, including but not limited to covenants and agreements of Parent contained in Sections 6.3 and 7.11(l).

Section 10.2. Disclosure Schedules.

(a) The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed in such Disclosure Schedule or that such information is material to any party or the conduct of the business of any party.

(b) Any item set forth in the Disclosure Schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 10.3. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that Merger Sub 1 and/or Merger Sub 2 may assign its rights and obligations under this Agreement to a direct Wholly Owned Subsidiary of Parent without the consent of the Company and Parent, Merger Sub 1 and Merger Sub 2 may assign their rights under this Agreement as collateral security for the Financing and Parent’s existing secured credit facilities. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto. No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment adversely affects the treatment of the Combination under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Section 10.4. Governing Law; Jurisdiction; Specific Performance.

(a) This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the U.S. District Court for the District of Delaware. Each of the parties to this Agreement agrees that, notwithstanding anything to the contrary contained herein, it will not bring or support any action, cause of action, claim, cross-claim, third party claim or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Financing (or any commitment letter relating to any Alternative Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court from any thereof.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF, OR RELATING TO, THE COMMITMENT LETTER, THE FINANCING (OR ANY COMMITMENT LETTER RELATING TO ANY ALTERNATIVE FINANCING) OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD

NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(b).

(c) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2). Any requirements for the securing or posting of any bond with such remedy are waived.

Section 10.5. Expenses. All fees and expenses incurred in connection with the Combination including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and thereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus, (b) as provided in Section 7.11(l), and (c) as provided in Section 9.2.

Section 10.6. Certain Transfer Taxes. Except to the extent set forth in Section 2.2(c), any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Company and expressly shall not be a liability of stockholders of the Company.

Section 10.7. Severability; Construction.

(a) In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 10.8. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally, by fax or by email on the party to whom notice is to be given or (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the U.S. Postal Service and properly addressed, to the party as follows:

If to the Company:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

[Redacted]

[Redacted]

Attention: John M. Ryan, Executive Vice

President and Chief Legal Officer

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Fax: (212) 728-8111

Email: dboston@willkie.com

            ldelanoy@willkie.com

Attn:    David K. Boston

            Laura L. Delanoy

If to Parent, Merger Sub 1 or Merger Sub 2:

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, LA 71203

[Redacted]

[Redacted]

Attention: Stacey W. Goff, Executive Vice

President and General Counsel

Copy to (such copy not to constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax: (212) 403-2000

Email: ESRobinson@wlrk.com

            DSong@wlrk.com

Attn:    Eric S. Robinson

            DongJu Song

Any party may change its address for the purpose of this Section 10.8 by giving the other party written notice of its new address in the manner set forth above.

Section 10.9. Entire Agreement. This Agreement, the Confidentiality Agreement and the Joint Defense Agreement, which, for the avoidance of doubt, shall survive the Closing, contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.10. Parties in Interest. Except for (i) the rights of the Company stockholders to receive the Merger Consideration (following the Effective Time) and the rights of holders of Company RSU Awards to receive the consideration contemplated by Section 1.8 (following the Effective Time) in accordance with the terms of this Agreement (of which the stockholders and such holders of Company RSU Awards are the intended beneficiaries following the Effective Time), and (ii) the rights to indemnification contemplated by Section 7.11(l) and the rights to continued indemnification and insurance pursuant to Section 6.3 (of which in each case the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns; provided, that, nothing in this Section 10.10 shall limit the right of Parent or the Company to seek damages as contemplated by Section 9.2; provided further that the Financing Sources are intended beneficiaries of, and shall be entitled to enforce, Sections 9.2(a), 9.3, 9.4, 10.3, 10.4 and 10.13 and this Section 10.10. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.11. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. A reference in this Agreement to “$” or “dollars” is to U.S. dollars. For purposes of determining the U.S. dollar equivalent of any amounts in a foreign currency, the parties shall use the foreign exchange rate as published by The Wall Street Journal on the date hereof.

Section 10.12. Counterparts. This Agreement may be executed in counterparts, (including by facsimile or other electronic transmission) each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.13. No Recourse to Financing Sources. No Financing Source shall have any liability or obligation to the Company with respect to this Agreement or with respect to any claim or cause of action (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the Company that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Financing Source, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D). For the avoidance of doubt, this Section 10.13 does not limit or affect any rights or remedies that Parent may have against the parties to the Commitment Letter.

Section 10.14. Definitions. As used in this Agreement:

“2011 NSA” shall have the meaning set forth in Section 3.4.

“Adjusted RSU Award” shall have the meaning set forth in Section 1.8(a)(ii).

“Adverse Effect on the Financing” shall have the meaning set forth in Section 7.11(b).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Alternative Financing” shall have the meaning set forth in Section 7.11(c).

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York are permitted or required to be closed.

“Cable Landing License Act” shall have the meaning set forth in Section 3.14(b).

“Cash Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Certificate” shall have the meaning set forth in Section 1.7(a)(ii).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“COC Consent Solicitation” shall have the meaning set forth in Section 7.11(e).

“Code” shall have the meaning set forth in the Recitals hereto.

“Combination” shall have the meaning set forth in the Recitals hereto.

“Commitment Letter” means that certain Commitment Letter (together with all annexes, exhibits, schedules, appendices and other attachments thereto), dated the date hereof, by and between Parent and the Financing Sources, pursuant to which and subject to the terms and conditions thereof, the Financing Sources have agreed to provide the loans or other indebtedness identified therein in the amounts set forth therein, for the purpose of (among other things) funding the Cash Consideration, the cash payable to holders of Company RSU Awards, the Required Indebtedness, including premiums and fees incurred in connection therewith, and all other fees and expenses incurred by Parent, Merger Sub 1, Merger Sub 2 and the Company in connection with the Merger and the other transactions contemplated hereby; provided that, after the date of this Agreement, (i) upon any amendment, supplement or modification to, or waiver of, the Commitment Letter in accordance with Section 7.11(b), the term “Commitment Letter” as used in this Agreement shall mean the Commitment Letter as so amended, supplemented, modified or waived in accordance with Section 7.11(b) from and after the time Parent has delivered to the Company a true, correct and complete copy of such amended, supplemented, modified or waived Commitment Letter and (ii) in the event that Parent obtains Alternative Financing in accordance with Section 7.11(c), the term “Commitment Letter” shall mean the commitment letter or letters (as amended, supplemented or modified in accordance with Section 7.11) related to the Alternative Financing from and after the time Parent has delivered to the Company a true, correct and complete copy of such alternative commitment letter or letters; provided further that, with respect to the representations and warranties of Parent set forth in Section 4.22, references to the Commitment Letter as of the date hereof shall thereafter mean the Commitment Letter as so amended, supplemented, waived, modified or replaced on the date so delivered to the Company.

“Communications Act” shall have the meaning set forth in Section 3.14(b).

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.4(a).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(c).

“Company Benefit Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability.

“Company Change in Recommendation” shall have the meaning set forth in Section 7.4(c).

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Compensation Committee” shall have the meaning set forth in Section 1.8(a)(ii).

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date hereof.

“Company Expenses” shall mean fifty percent (50%) of the amount of the Company’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants and financial advisors) actually incurred by the Company and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, up to a maximum aggregate amount of $20,000,000 if such fees and expenses equal or exceed $40,000,000.

“Company Financing” means Level 3 Financing, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent.

“Company Insiders” shall have the meaning set forth in Section 7.8.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any Subsidiary.

“Company Intercompany Note” shall have the meaning set forth in Section 5.1(a)(xvi).

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Company Acquisition Proposal that is unknown to or by the Company’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company’s Board of Directors prior to obtaining the Required Company Vote.

“Company Leased Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Leases” shall have the meaning set forth in Section 3.12(a).

“Company Licenses and Permits” shall have the meaning set forth in Section 3.14(a).

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate: (a) is, or is reasonably likely to become, materially adverse to the business, assets, financial condition, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which the Company and its Subsidiaries operate, (iii) any change in applicable law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, suppliers or partners, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (viii) any change, in and of itself, in the market price or trading volume of Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), or (ix) the taking of any specific action required by, or the failure to take any specific action expressly prohibited by this Agreement, except, in the case of the foregoing clauses (i), (ii), (v) and (vi) to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries in which the Company and its Subsidiaries operate, provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.3 and Section 3.4, and, to the extent related to Section 3.3 and Section 3.4, the condition set forth in Section 8.2(a); or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Company Organizational Documents” shall mean the Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, together with all amendments thereto.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or any Subsidiary.

“Company Owned Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Preferred Stock” shall have the meaning set forth in Section 3.6(a).

“Company Property” shall have the meaning set forth in Section 3.12(a).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.13(b).

“Company RSU Award” shall mean an award under any Company Stock Plan or otherwise of restricted stock units (including, for the avoidance of doubt, any performance restricted stock unit) denominated in shares of Company Common Stock.

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Section 16 Information” shall have the meaning set forth in Section 7.8.

“Company Stock Plan” shall mean the Level 3 Communications, Inc. Stock Plan, as amended.

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.28.

“Company Superior Proposal” shall have the meaning set forth in Section 7.4(b).

“Company Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Completion of CFIUS Process” shall mean that any of the following shall have occurred: (i) CFIUS shall have determined that there are no unresolved national security concerns with respect to the Merger, and the Company and Parent shall have received written notice from CFIUS that action under Section 721 has been concluded; (ii) the Company and Parent shall have received written notice from CFIUS that the Merger is not a “covered transaction” pursuant to Section 721; or (iii) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States on the Joint Notice and (A) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger shall have expired without any such action being threatened, announced or taken or (B) the President of the United States shall have announced a decision not to, or otherwise declined to, take any action to suspend or prohibit the Merger.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Consent” shall mean any consent, approval, clearance, waiver, permit or order.

“Continuing Company Employee” shall have the meaning set forth in Section 6.2(a).

“Contract” shall have the meaning set forth in Section 3.17(c).

“Credit Agreement COC Consent Solicitation” shall have the meaning set forth in Section 7.11(e).

“Customer” shall have the meaning set forth in Section 3.17(c).

“Customer Contracts” shall have the meaning set forth in Section 3.17(c).

“Debt Offer” shall have the meaning set forth in Section 7.11(e).

“DGCL” shall have the meaning set forth in the Recitals hereto.

“DLLCA” shall have the meaning set forth in the Recitals hereto.

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“Dissenting Shares” shall have the meaning set forth in Section 1.7(c).

“Divestiture Actions” shall have the meaning set forth in Section 7.3(b).

“DOJ” shall have the meaning set forth in Section 7.3(b).

“DSS” shall have the meaning set forth in Section 3.4.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Environmental Laws” shall have the meaning set forth in Section 3.23(a).

“Equity Award Exchange Ratio” shall mean the sum of (i) the Exchange Ratio and (ii) the quotient (rounded to four decimal places) obtained by dividing the (A) the Cash Consideration by (B) the volume weighted average price of a share of Parent Common Stock on the NYSE for the thirty (30) trading days ending with the trading day immediately preceding the Closing Date.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“EUMR” shall mean the Council Regulation (IEC) 139/2004 of the European Community.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.1.

“Exchange Fund” shall have the meaning set forth in Section 2.1.

“Exchange Ratio” shall have the meaning set forth in Section 1.7(a)(i).

“Existing Credit Agreement” shall have the meaning set forth in Section 7.11(e).

“Existing Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries (x) in existence on the date hereof or (y) permitted to be incurred in compliance with the terms hereof prior to the Termination Date, as the case may be, until such amounts are repaid.

“FCC” shall mean the Federal Communications Commission.

“Fee Letter” means the fee letter referred to in the Commitment Letter; provided that, after the date of this Agreement, (i) upon any amendment, supplement or modification to, or waiver of, the Fee Letter in accordance with the penultimate sentence of Section 7.11(a), the term “Fee Letter” as used in this Agreement shall mean the Fee Letter as so amended, supplemented, modified or waived in accordance with Section 7.11(a) from and after the time Parent has delivered to the Company a true, correct and complete copy of such amended, supplemented, modified or waived Fee Letter (with only fee amounts and percentages, including in respect of the “market flex” and “securities demand” provisions, redacted) and (ii) in the event that Parent obtains Alternative Financing in accordance with Section 7.11(c), the term “Fee Letter” shall mean the fee letter or letters (as amended, supplemented or modified in accordance with Section 7.11) related to the Alternative Financing from and after the time Parent has delivered to the Company a true, correct and complete copy of such alternative fee letter or letters (with only fee amounts and percentages, including in respect of the “market flex” and “securities demand” provisions, redacted).

“Financing” means the debt financing facilities provided for in the Commitment Letter; provided, that after the date of this Agreement, in the event that Parent obtains Alternative Financing, in accordance with Section 7.11(c), the term “Financing” shall include the Alternative Financing.

“Financing Sources” shall mean Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding Inc. (in their respective capacities as lenders, arrangers, bookrunners, managers and/or agents under the Commitment Letter), and any of their respective affiliates, each acting pursuant to the Commitment Letter (or any other financing source and its affiliates that may become party to the Commitment Letter as the same may be amended, supplemented, modified, waived or replaced in accordance with the definition thereof), and any other institutions or persons who provide any portion of the Financing, any of such person’s affiliates and any of such person’s or any of its affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.

“Foreign Company Benefit Plan” shall have the meaning set forth in Section 3.18(m).

“Foreign Parent Benefit Plan” shall have the meaning set forth in Section 4.17(l).

“FOCI” shall have the meaning set forth in Section 3.4.

“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.31(a).

“FTC” shall have the meaning set forth in Section 7.3(b).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Grant Date” shall have the meaning set forth in Section 3.18(l).

“Hazardous Material” shall have the meaning set forth in Section 3.23(b)(iv).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit to the extent drawn (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing capital lease obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed (excluding trade accounts payable or accrued trade liabilities arising in the ordinary course of business); or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indemnified Person” shall have the meaning set forth in Section 6.3(a).

“Indenture Amendments” shall have the meaning set forth in Section 7.11(e).

“Intellectual Property” shall mean all of the following, whether registered or unregistered: (i) trademarks, trademark rights, service marks, service mark rights, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) Patents, patent applications and patent rights; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works, applications or registrations in any jurisdiction for the foregoing; (v) domain names and registrations pertaining thereto and all intellectual property used in connection with or contained in Web sites; (vi) lists, data, databases, processes, methods, schematics, technology, know-how and documentation and (vii) all similar proprietary rights.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IRS” shall mean the United States Internal Revenue Service.

“IRU” shall mean any sale, license or lease of any indefeasible rights of use of the Company’s or Parent’s infrastructure, as the case may be.

“Joint Defense Agreement” shall mean the Joint Defense, Common Interest and Confidentiality Agreement, effective as of October 19, 2016, between the Company and Parent.

“Joint Notice” shall have the meaning set forth in Section 7.3(d)(i).

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.28.

“Key Executive Severance Plan” shall mean the Company’s Key Executive Severance Plan, dated October 18, 2016.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the executives of the Company listed on Schedule 10.14 of the Company Disclosure Schedule, or (ii) with respect to Parent, the actual knowledge of the executives of Parent listed on Schedule 10.14 of the Parent Disclosure Schedule.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, assignment, hypothecation, limitation or restriction.

“Marketing Period” shall mean the first period of eighteen (18) consecutive Business Days throughout which (i) Parent shall have received from the Company all of the Required Financial Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and S-K under the Securities Act and (ii) only with respect to any such period (or portion of such period) occurring on or prior to January 2, 2018, the conditions set forth in Section 8.1 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied on the Closing Date) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.2 (other than those conditions that by their nature can only be satisfied at the Closing Date) to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such eighteen (18) Business Day period; provided that that (w) if such period has not ended prior to December 19, 2016, then it will not commence until on or after January 3, 2017, (x) July 3, 2017 and November 24, 2017 shall not be included as Business Days for such purpose, (y) if such period has not ended prior to August 18, 2017, then it will not commence until on or after September 5, 2017 and (z) if such period has not ended prior to December 15, 2017, then it will not commence until on or after January 2, 2018; provided, further, that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) the Company’s auditors shall have withdrawn their audit opinion contained in the Required Financial Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent or (y) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant SEC report or SEC reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Financing is funded in full.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Merger Sub 1” shall have the meaning set forth in the Preamble hereto.

“Merger Sub 2” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 3.18(c).

“New Plans” shall have the meaning set forth in Section 6.2(c).

“Notes” shall have the meaning set forth in Section 7.11(e).

“Notes COC Consent Solicitations” shall have the meaning set forth in Section 7.11(e).

“NYSE” shall mean the New York Stock Exchange.

“Offer Documents” shall have the meaning set forth in Section 7.11(e).

“Offers to Purchase” shall have the meaning set forth in Section 7.11(e).

“Other Consent Solicitations” shall have the meaning set forth in Section 7.11(e).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 7.4(f).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(h).

“Parent Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by Parent or its Subsidiaries or under which Parent or any of its Subsidiaries has any current or potential liability.

“Parent Change in Recommendation” shall have the meaning set forth in Section 7.4(h).

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent, Merger Sub 1 and Merger Sub 2 on the date hereof.

“Parent DRIP” shall have the meaning set forth in Section 4.6(a).

“Parent Equity Award” means any Parent Option, Parent RSU Award or Parent Restricted Stock Award.

“Parent Existing Notes” means Parent’s senior notes outstanding pursuant to that certain Indenture, dated as of March 31, 1994 (as supplemented from time to time) by and between the Parent and Regions Bank.

“Parent Expenses” shall mean fifty percent (50%) of the amount of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants and financial advisors) actually incurred by Parent and its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, including the financing thereof, up to a maximum aggregate amount of seventy-five million dollars ($75,000,000) if such fees and expenses equal or exceed one hundred fifty million dollars ($150,000,000).

“Parent Intellectual Property” shall mean all Intellectual Property owned, used or held for use by Parent or any Subsidiary.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Parent Acquisition Proposal that is unknown to or by Parent’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by Parent’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by Parent’s Board of Directors prior to obtaining the Required Parent Vote.

“Parent Lease” shall mean all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of Parent or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by Parent or its Subsidiaries in excess of $10,000,000 per year.

“Parent Leased Real Property” shall mean the property covered by Parent Leases under which either of Parent or its Subsidiaries is a lessee.

“Parent Licenses and Permits” shall have the meaning set forth in Section 4.13(a).

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, financial condition, properties, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Parent and its Subsidiaries operate, (iii) any change in applicable law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, customers, suppliers or partners, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, and (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), or (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), or (ix) taking of any specific action required by, or the failure to take any specific action prohibited by this Agreement, except, in the case of the foregoing clauses (i), (ii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate, provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Parent Material Adverse Effect in the representations and warranties set forth in Sections 4.3 and 4.4, and to the extent related to Sections 4.3 and 4.4, the condition set forth in Section 8.3(a); or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Parent Material Contract” shall have the meaning set forth in Section 4.16.

“Parent Option” means each option to purchase Parent Common Stock outstanding under any Parent Stock Plan or otherwise.

“Parent Organizational Documents” shall mean the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of Parent, together with all amendments thereto.

“Parent Owned Intellectual Property” shall mean all Intellectual Property owned by Parent or any Subsidiary.

“Parent Owned Real Property” shall mean all material real property owned by Parent and its Subsidiaries.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent Property” shall mean the Parent Leased Real Property and Parent Owned Real Property.

“Parent Registered Intellectual Property” shall mean all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Parent Owned Intellectual Property.

“Parent Restricted Stock Award” shall mean any award of restricted Parent Common Stock outstanding under any Parent Stock Plan or otherwise.

“Parent RSU Award” shall mean an award under any Parent Stock Plan or otherwise of restricted stock units denominated in shares of Parent Common Stock.

“Parent SEC Reports” shall have the meaning set forth in Section 4.8(a).

“Parent Series L Shares” shall have the meaning set forth in Section 4.6(a).

“Parent Shareholders Meeting” shall have the meaning set forth in Section 3.28.

“Parent Share Issuance” shall have the meaning set forth in Section 3.28.

“Parent Stock Plan” shall mean, collectively, the Amended and Restated CenturyLink, Inc. 2005 Directors Stock Plan, the CenturyLink, Inc. 2011 Equity Incentive Plan, the Qwest Communications International Inc. Equity Incentive Plan Amended and Restated Effective May 23, 2007, the Embarq Corporation 2006 Equity Incentive Plan, the Amended and Restated 2003 Incentive Compensation Plan (Legacy Savvis Plan) and the 1999 Stock Option Plan as amended (Legacy Savvis Plan).

“Parent Superior Proposal” shall have the meaning set forth in Section 7.4(g).

“Parent Termination Fee” shall have the meaning set forth in Section 9.2(d).

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“PBGC” shall have the meaning set forth in Section 3.18(c).

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet due and payable or being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (e) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (f) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (g) deposits, Liens and pledges to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (h) Liens arising from protective filings, (i) Liens securing Indebtedness of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, provided that such Indebtedness and such liens shall be in existence on the date hereof, (j) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of such Person or its Subsidiaries and (k) other Liens incidental to the conduct of such Person’s and its Subsidiaries’ businesses or the ownership of its property not securing any Indebtedness, and which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of such Person or its Subsidiaries.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).

“Proceeding” shall have the meaning set forth in Section 6.3(a).

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

“Regulatory Law” shall have the meaning set forth in Section 7.3(b).

“Required Company Vote” shall have the meaning set forth in Section 3.30.

“Required Financial Information” shall have the meaning set forth in Section 7.11(i).

“Required Indebtedness” shall have the meaning set forth in Section 4.22.

“Required Parent Vote” shall have the meaning set forth in Section 4.26.

“Rights Agreement” means that certain rights agreement, dated as of April 10, 2011, as amended, between the Company and Wells Fargo Bank, N.A., as rights agent, as amended.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.15(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Secretary of State” shall have the meaning set forth in Section 1.3.

“Section 721” shall have the meaning set forth in Section 7.3(d)(i).

“Securities Act” shall have the meaning set forth in Section 3.4.

“Specified Material Adverse Effect” shall have the meaning set forth in Section 7.3(b).

“State Regulators” shall mean the state or local public service or public utility commissions or other similar state or local regulatory bodies.

“Stock Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Stockholder” shall have the meaning set forth in the Recitals.

“Subsequent Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Subsequent Effective Time” shall have the meaning set forth in Section 1.3.

“Subsequent Merger” shall have the meaning set forth in the Recitals.

“Subsidiary” when used with respect to any Person shall mean (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which at least 50% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing filed or required to be filed with a taxing authority in connection with Taxes.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, personal property, real property, taxes and tax-like charges required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes, governmental and regulatory fees, including universal service fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“Team Telecom Agencies” shall have the meaning set forth in Section 3.4.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“Uncertificated Company Stock” shall have the meaning set forth in Section 1.7(a)(ii).

“Vendor” shall have the meaning set forth in Section 3.17(c).

“Vendor Contracts” shall have the meaning set forth in Section 3.17(c).

“WARN” shall have the meaning set forth in Section 3.22(d).

“Wholly Owned Subsidiary” of any specified Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests (other than directors’ qualifying shares) of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CENTURYLINK, INC.

By:	/s/ Glen F. Post, III
	Name:	Glen F. Post, III
	Title:	Chief Executive Officer and President

WILDCAT MERGER SUB 1 LLC

By:	/s/ Stacey W. Goff
	Name:	Stacey W. Goff
	Title:	Executive Vice President and General Counsel

WWG MERGER SUB LLC

By:	/s/ Stacey W. Goff
	Name:	Stacey W. Goff
	Title:	Executive Vice President and General Counsel

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ Jeff K. Storey
	Name:	Jeff K. Storey
	Title:	President and Chief Executive Officer

Annex B

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 31, 2016, is entered into by and between STT CROSSING LTD. (the “Stockholder”), CENTURYLINK, INC. (“Parent”) and, for purposes of Sections 5, 9 and 10 only, LEVEL 3 COMMUNICATIONS, INC. (the “Company”).

W I T N E S S E T H:

WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 65,031,667 shares of the common stock of the Company, par value $0.01 per share (“Company Common Stock”), (such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of Parent and WWG Merger Sub LLC, an indirect wholly owned subsidiary of Parent have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein; and

WHEREAS, as a condition and inducement to the Stockholder entering into this Agreement, concurrently with entering into this Agreement on the date hereof, Parent is entering into a new Stockholder Rights Agreement with the Stockholder (the “New Stockholder Rights Agreement”) which will become effective upon Closing, at which time the existing Stockholder Rights Agreement between the Stockholder and the Company will terminate.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Unless otherwise indicated, capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of the Stockholder.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

2.1. Title to the Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock set forth opposite the name of the Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock, or any other securities convertible into or exercisable for any shares of Company Common Stock (all collectively being “Company Securities”) owned beneficially and of record by the Stockholder. Except as set forth in the Stockholder Rights Agreement, the Stockholder does not have any rights of any nature to acquire any additional Company Securities. Except as set forth in the Stockholder Rights Agreement and the Security Control Agreement, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock owned by it. “Stockholder Rights Agreement” means that certain stockholder rights agreement, dated as of April 10, 2011, between the Company and Stockholder, as amended by the Amendment to the Stockholder Rights Agreement dated, as of November, 28, 2011. “Security Control Agreement” means that certain security control agreement, dated, as of April 3, 2012 between the Company and the U.S. Department of Defense, Defense Security Service.

2.2. Organization. The Stockholder is duly organized, validly existing, and in good standing or similar concept under the laws of the jurisdiction of its organization.

2.3. Authority Relative to this Agreement. The Stockholder has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by the Company and Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4. No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of the Stockholder or any other agreement to which the Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to the Stockholder or to the Stockholder’s property or assets.

SECTION 3. Covenants of the Stockholder. The Stockholder hereby covenants and agrees with Parent as follows:

3.1. Restriction on Transfer. Prior to the termination of this Agreement, the Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature (“Transfer”) with respect to the Shares. Notwithstanding the foregoing, the Stockholder shall be permitted to Transfer a portion or all of the Shares owned by the Stockholder to an Affiliate (as defined in the New Stockholder Rights Agreement) (any such Affiliate to whom Shares are Transferred, an “Affiliate Transferee”), provided such Affiliate Transferee shall agree to specifically assume and be bound by the provisions of this Agreement with respect to such Shares Transferred to it.

3.2. Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock or any other Company Securities acquired directly or beneficially by the Stockholder, if any, after the date of this Agreement. Any such shares of Company Common Stock shall become “Shares” within the meaning of this Agreement.

3.3. Nonsolicitation.

(a) None of the Stockholder or any of its Subsidiaries shall (whether directly or indirectly through directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly)

the Stockholder authorize or permit any of its officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, or (y) approve or endorse any Company Acquisition Proposal; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person (other than Parent) any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree to resolve to take or take any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Stockholder shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Stockholder shall promptly inform its representatives and advisors of the Stockholder’s obligations under this Section 3.3. Any violation of this Section 3.3 by any representative of the Stockholder or its Subsidiaries shall be deemed to be a breach of this Section 3.3 by the Stockholder. For purposes of this Section 3.3, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Stockholder, the Company or any Subsidiaries of the Company.

(b) Notwithstanding the foregoing, the Stockholder, directly or indirectly through its directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 3.3(a) of this Agreement to the extent that the Company, its Subsidiaries and controlled Affiliates, officers, directors, representatives, advisors or other intermediaries are permitted to do so under Section 7.4 of the Merger Agreement.

3.4. Restrictions on Hedging. Prior to the termination of this Agreement, without Parent’s prior written consent, the Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any Company Securities, including any transaction by which any of the Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Company Securities or Company Common Stock are transferred or affected.

SECTION 4. Voting Agreement.

4.1. Voting Agreement. The Stockholder hereby agrees that, at any meeting of the stockholders of the Company, however called, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(a) in favor of adoption of the Merger Agreement;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to Parent’s obligations under Article VIII of the Merger Agreement not being fulfilled;

(c) against any Company Acquisition Proposal;

(d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Company.

Notwithstanding the foregoing, the Stockholder shall have no obligation to vote any of its Company Common Stock in accordance with this Section 4.1: (a) if, without the prior written consent of the Stockholder, there is any amendment to the Merger Agreement that (i) alters or changes the Merger Consideration, or (ii) adversely affects the holders of the Company Common Stock or (b) if, in connection with the consummation of the transactions contemplated under the Merger Agreement, any of the following would reasonably be expected to occur (i) any of the rights of the Stockholder or its Affiliates in Parent, including with respect to the Stockholder’s director designee on the Parent Board, being impaired or limited (other than in de minimis respects), including without limitation those rights under the New Stockholder Rights Agreement or (ii) any obligations, duties or limitations being imposed on the Stockholder or its Affiliates (other than in de minimis respects), including with respect to the Stockholder’s designee on the Parent Board, other than those such obligations, duties and limitations in the New Stockholder Rights Agreement, the Security Control Agreement or in any other agreement between the Stockholder and any other Governmental Entity in the United States of America relating to national security matters, in each case existing as of the date hereof (each, an “Adverse Event”).

4.2. Other Voting. The Stockholder may vote on all issues that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

4.3. No Limitation. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any designee, representative, officer or employee of the Stockholder or any of its Affiliates serving on the Company’s Board of Directors in such person’s capacity as a director of the Company, and no such action taken by such person in his capacity as a director of the Company shall be deemed to violate any of the Stockholder’s duties under this Agreement.

SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholder, only as to itself and not as to the other, as follows:

5.1. Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the States of Louisiana and Delaware, respectively.

5.2. Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).

5.3. No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or bylaws of Parent or certificate of incorporation or by-laws of the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any Law applicable to Parent or the Company or to Parent’s or the Company’s property or assets.

5.4. Significant Actions. Each of Parent and the Company shall, to the extent: (x) any information of, or relating to the Stockholder and/or any of its Affiliates, and/or their relationship with the Company (“Stockholder

Information”), is to be used or included in connection with, or in relation to, the satisfaction or waiver of any of the conditions set forth in Article VIII of the Merger Agreement, or (y) any consultations or discussions take place with, or requests for approvals or clearances are made to, any Governmental Entities relating to foreign ownership, control or influence issues arising from or relating to the transactions contemplated by the Merger Agreement that would reasonably be expected to adversely affect the Stockholder (collectively, the activities referred to in clauses (x) and (y) above are referred to as “Significant Actions”): (a) cooperate in all reasonable respects and consult with the Stockholder, its representatives and/or advisors in connection with any filing or submission under any applicable Law, and in connection with any investigation or other inquiry related thereto, including by allowing the Stockholder, its representatives and/or advisors to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions in connection with or relating to any Significant Actions, (b) promptly inform the Stockholder, its representatives and/or advisors of any substantive communication received by or on behalf of Parent or the Company from, or given by or on behalf of Parent or the Company to, any Governmental Entities under any applicable Law, by promptly providing copies to the Stockholder, its representatives and/or advisors of any such written substantive communications, in connection with or relating to any of the foregoing Significant Actions, and (c) permit the Stockholder, its representatives and/or advisors to review any substantive communication that it gives to, and consult with the Stockholder, its representatives and/or advisors in advance of any substantive meeting, telephone call or conference with, any Governmental Entities under any applicable Law, and provide the Stockholder with a fair and accurate summary of any such meetings, telephone calls or conferences, in each case in connection with or relating to any Significant Actions, and, in all cases, where any Stockholder Information is to be used or included in any of the Significant Actions, the prior written approval of the Stockholder shall be obtained for the form, content and context in which the Stockholder Information appears or be used in any such Significant Action (which approval shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt and without prejudice to the foregoing, any application or filing taken in connection with the consummation of the transactions contemplated under the Merger Agreement will not require the approval of the Stockholder.

5.5. Covenant re No Adverse Event. Each of Parent and the Company shall use its commercially reasonable efforts to ensure that, after the Company Stockholders Meeting, no Adverse Event shall occur.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request in order to vest, perfect, confirm or record the rights granted to Parent under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other Company Securities issued to or acquired by the Stockholder.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of Parent and the Stockholder, (ii) the Effective Time, and (iii) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the above, the Stockholder shall be entitled to terminate the Agreement on the occurrence of (a) any Adverse Event; or (b) if there is a continuing material breach by Parent and the Company of Section 5 of this Agreement that remains uncured (x) at least 5 days prior to the date of the Company Stockholders Meeting (as it may be adjourned, delayed or postponed) or (y) for 30 days following Parent’s or the Company’s, as applicable, receipt of notice by the Stockholder of such breach.

SECTION 10. Miscellaneous.

10.1. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.2. Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.3. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.4. Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

10.5. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.6. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.8. Notices.

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as “correspondence”) required or permitted to be given hereunder shall be sent by telecopy/facsimile, postage prepaid first class mail, courier or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. Except as specifically set forth below, the date of giving any notice shall be the date of its actual receipt.

(b) All correspondence to Parent shall be addressed as follows:

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

[Redacted]

Attention: Stacey W. Goff

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopy/Facsimile: (212) 403-1000

Attention: Eric S. Robinson

                 DongJu Song

(c) All correspondence to the Stockholder shall be addressed as follows:

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue, #33-01 Millenia Tower

Singapore 039192

[Redacted]

Attention: General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Telecopy/Facsimile: 65.6536.1171

Attention: Michael W. Sturrock

(d) All correspondence to the Company shall be addressed as follows:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

[Redacted]

Attention: John M. Ryan, Chief Legal Officer

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telecopy/Facsimile: (212) 728-8111

Attention: David K. Boston

                 Laura L. Delanoy

(e) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.9. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

10.10. Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of

Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.8 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

STT CROSSING LTD.

By:	/s/ Stephen Miller
	Name:	Stephen Miller
	Title:	Authorized Signatory

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ John M. Ryan
	Name:	John M. Ryan
	Title:	Executive Vice President & Chief Legal Officer

CENTURYLINK, INC.

By:	/s/ Glen F. Post, III
	Name:	Glen F. Post, III
	Title:	Chief Financial Officer and President

[Signature Page to Voting Agreement]

388 Greenwich Street	Annex C
New York, NY 10013

October 31, 2016

The Board of Directors

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Level 3 Communications, Inc., a Delaware corporation (the “Company”) (other than holders of Excluded Shares (defined below)), of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 31, 2016 (the “Merger Agreement”), among CenturyLink, Inc. a Louisiana corporation (“Parent”), Wildcat Merger Sub 1 LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub 1”), WWG Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub 2”) and the Company. As more fully described in the Merger Agreement, (i) Merger Sub 1 will be merged with and into the Company (the “Merger”) and (ii) each share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”), other than shares of Company Common Stock held by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the General Corporation Law of the State of Delaware (such shares, “Excluded Shares”), will be converted into the right to receive (a) 1.4286 fully paid and nonassessable shares (and cash in lieu of any fraction thereof) of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration”) and (b) $26.50 in cash, without interest (the “Cash Consideration”; together with the Stock Consideration, the “Merger Consideration”). In addition, immediately following the Merger, the Company will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving limited liability company and as a wholly owned subsidiary of Parent (the “Subsequent Merger”; together with the Merger, the “Combination”).

In arriving at our opinion, we reviewed a draft dated October 30, 2016 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of the Company and Parent. We reviewed (a) certain publicly available and other business and financial information relating to the Company provided to or otherwise discussed with us by the management of the Company, including (i) certain internal financial forecasts, estimates and other financial and operating data of the Company prepared by the management of the Company, (ii) certain estimates prepared by the management of the Company as to the net operating losses and other tax attributes of the Company (the information in clauses (i) and (ii), the “Company Forecasts”), and (iii) certain publicly available research analysts’ estimates relating to the Company, (the information in clause (iii), the “Company Analyst Estimates”), (b) certain publicly available and other business and financial information relating to Parent provided to or otherwise discussed with us by the management of Parent, including (i) certain internal financial forecasts, estimates and other financial and operating data of Parent prepared by the management of Parent (collectively, the “Parent Forecasts”), and (ii) as directed by and discussed with the Company’s management, certain publicly available research analysts’ estimates relating to Parent (the “Parent Analyst Estimates”), and (c) certain information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof)

388 Greenwich Street
New York, NY 10013

anticipated by the managements of the Company and Parent to result from the Combination (the “Synergies”). We reviewed the financial terms of the Combination as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Combination and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain potential pro forma financial effects of the Combination on Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the Company Forecasts and the Synergies, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and, with respect to the Synergies, the potential strategic implications and operational benefits anticipated to result from the Combination and the other matters covered thereby. We have assumed, with your consent, that the financial results reflected in the Company Forecasts and other information and data provided by the Company’s management will be realized in the amounts and at the times projected. With respect to Parent’s future financial performance, at the Company management’s direction we have reviewed and analyzed both the Parent Forecasts and the Parent Analyst Estimates, and for purposes of our opinion, at the direction of the Company’s management and with your consent, we have relied on the Parent Analyst Estimates and have assumed that the financial results reflected in the Parent Analyst Estimates, together with the Synergies, will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Combination will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Combination. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have assumed, with your consent, that the Combination will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price at which the Parent Common Stock will trade at any time. We also are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of the Company and Parent as to such matters. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the

388 Greenwich Street
New York, NY 10013

Company, nor were we requested to consider, and our opinion does not address, the underlying business decision of the Company to effect the Combination, the relative merits of the Combination as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Combination, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Combination and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Combination. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Company unrelated to the proposed Combination, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted or acting (i) as financial advisor to the Company in connection with the Company’s acquisition of tw telecom in October 2014, (ii) as lead joint bookrunner for certain note and debenture offerings of the Company, (iii) as joint lead arranger and joint bookrunning manager under a term loan credit facility of the the Company, and (iv) as lender under certain letters of credit bank guarantees to certain subsidiaries of the Company. We and our affiliates in the past have also provided, and currently provide, services to Parent unrelated to the proposed Combination, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted or acting (i) as joint bookrunner and joint lead manager on certain note and debenture offerings of Parent, and (ii) as lender in connection with Parent’s revolving credit facility, letter of credit facility and certain daylight overdraft clearing facilities. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Combination, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Combination.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock (other than with respect to Excluded Shares) in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex D

October 30, 2016

The Board of Directors

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, CO 80021

Dear Members of the Board:

We understand that Level 3 Communications, Inc., a Delaware corporation (the “Company”), CenturyLink, Inc., a Louisiana corporation (“Parent”), Wildcat Merger Sub 1 LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub 1”), and WWG Merger Sub 2 LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub 2”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, Merger Sub 1 will be merged with and into Company (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive (A) 1.4286 fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration”), and (B) $26.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”). The Agreement further contemplates that immediately following the Merger, the surviving corporation of the Merger will merge with and into Merger Sub 2 (the “Subsequent Merger”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated October, 30, 2016 (6:05 pm), of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Parent;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, financial forecasts and other data provided to us by Buyer relating to the business of Buyer, certain publicly available financial forecasts relating to the businesses of Company and Parent, including, in the case of Parent, as adjusted by Company management, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Parent and Company to be realized from the Transaction;

(iv)	Held discussions with members of the senior management of Company with respect to the businesses and prospects of Company and Parent, with members of the senior management of Parent with respect to the business and prospects of Parent, and with members of the senior management of Company and Parent with respect to the projected synergies and other benefits anticipated by the managements of Parent and Company to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;

The Board of Directors

Level 3 Communications, Inc.

October 30, 2016

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and Parent Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Parent or concerning the solvency or fair value of Company or Parent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits, as well as costs incurred to realize these synergies, anticipated by the managements of Parent and Company to be realized from the Transaction, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Parent, respectively, and such synergies, costs to achieve synergies, and other benefits. At the direction of Company, for purposes of our analysis and our review of the business of Parent, we have relied upon publicly available financial forecasts, as adjusted by management of Company and, with the consent of Company, have assumed that such forecasts are a reasonable basis upon which to evaluate the future financial performance of Parent. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock or Parent Common Stock may trade at any time subsequent to the announcement of the Transaction. The scope of our engagement by Company was limited to advising the Board of Directors of Company with respect to the fairness, from a financial point of view, to holders of Company Common Stock of the Consideration to be paid to such holders in the Transaction and, accordingly, in connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Parent or the Transaction. We further have assumed, with the consent of Company, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company

The Board of Directors

Level 3 Communications, Inc.

October 30, 2016

obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction, or the manner set forth in the Agreement for providing cash in lieu of fractional shares of Parent Common Stock to holders of Company Common Stock. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services upon the rendering of this opinion. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Eric Medow
Eric Medow
Managing Director

Annex E

October 30, 2016

The Board of Directors

CenturyLink, Inc.

100 CenturyLink Drive

P.O. Box 4065

Monroe, LA 71203

Members of the Board of Directors:

We understand that CenturyLink, Inc. (“CenturyLink”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among CenturyLink, Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of CenturyLink (“Merger Sub 1”), WWG Merger Sub LLC, an indirect wholly owned subsidiary of CenturyLink (“Merger Sub 2”) and Level 3 Communications, Inc. (“Level 3”), pursuant to which, among other things, Merger Sub 1 will merge with and into Level 3 (the “Merger”) with Level 3 continuing as the surviving corporation (the “Surviving Corporation”) and each outstanding share of the common stock, par value $0.01 per share, of Level 3 (“Level 3 Common Stock”) will be converted into the right to receive (i) $26.50 in cash (the “Cash Consideration”) and (ii) 1.4286 fully paid and nonassesable shares (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the common stock, par value $1.00 per share, of CenturyLink (“CenturyLink Common Stock”), and immediately following the Transaction, the Surviving Corporation will merge with and into Merger Sub 2 with Merger Sub 2 continuing as the surviving limited liability company and as an indirect wholly owned subsidiary of CenturyLink (together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to CenturyLink of the Consideration to be paid by CenturyLink in the Transaction.

In connection with this opinion, we have, among other things:

•	reviewed certain publicly available business and financial information relating to Level 3 and CenturyLink;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Level 3 furnished to or discussed with us by the management of Level 3, including certain financial forecasts relating to Level 3 prepared by the management of Level 3 (such forecasts, the “Level 3 Forecasts”);

•	reviewed and discussed with the management of CenturyLink and Level 3 certain estimates of the net operating losses of Level 3 (the “NOLs”) prepared by the management of Level 3 to be utilized after giving effect to the Transaction in accordance with pro forma utilization estimates prepared by or at the direction of and approved by CenturyLink management;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of CenturyLink furnished to or discussed with us by the management of CenturyLink, including certain financial forecasts relating to CenturyLink prepared by the management of CenturyLink (such forecasts, the “CenturyLink Forecasts”);

•	reviewed certain estimates as to the amount and timing of cost savings and operational synergies and the costs of achieving such synergies (collectively, the “Synergies”) anticipated by the management of CenturyLink to result from the Transaction;

•	discussed the past and current business, operations, financial condition and prospects of Level 3 with members of senior managements of Level 3 and CenturyLink, and discussed the past and current

The Board of Directors

CenturyLink, Inc.

business, operations, financial condition and prospects of CenturyLink with members of senior management of CenturyLink;

•	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of CenturyLink, including the potential effect on CenturyLink’s estimated free cash flow per share;

•	reviewed the trading histories for Level 3 Common Stock and CenturyLink Common Stock and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

•	compared certain financial and stock market information of Level 3 and CenturyLink with similar information of other companies we deemed relevant;

•	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

•	reviewed a draft, dated October 30, 2016, of the Agreement (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of CenturyLink and Level 3 that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Level 3 Forecasts and the NOLs, we have been advised by Level 3, and have assumed, with the consent of CenturyLink, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Level 3 as to the future financial performance of Level 3, the utilization of NOLs by Level 3 and the other matters covered thereby. With respect to the CenturyLink Forecasts and the Synergies, we have assumed, at the direction of CenturyLink, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CenturyLink as to the future financial performance of CenturyLink and the other matters covered thereby. We have relied, at the direction of CenturyLink, on the assessments of the management of CenturyLink as to CenturyLink’s ability to achieve the Synergies and to utilize the NOLs and have been advised by CenturyLink, and have assumed, that the Synergies and the NOLs will be realized or utilized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Level 3 or CenturyLink, nor have we made any physical inspection of the properties or assets of Level 3 or CenturyLink. We have not evaluated the solvency or fair value of Level 3 or CenturyLink under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of CenturyLink, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Level 3, CenturyLink or the contemplated benefits of the Transaction in any respect material to our opinion. We also have assumed, at the direction of CenturyLink, that that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction.

The Board of Directors

CenturyLink, Inc.

Our opinion is limited to the fairness, from a financial point of view, to CenturyLink of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to CenturyLink or in which CenturyLink might engage or as to the underlying business decision of CenturyLink to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of CenturyLink Common Stock actually will be when issued or the prices at which CenturyLink Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of CenturyLink in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates also are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation, including acting as joint lead arranger and joint bookrunner in connection with certain credit facilities. In addition, CenturyLink has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of CenturyLink, Level 3 and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CenturyLink and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) having acted or acting as financial adviser to CenturyLink in connection with a sale of certain assets, (ii) having acted or acting as co-lead arranger and book runner for, and as a lender under, CenturyLink’s revolving credit facility, (iii) having acted or acting as a book runner on multiple debt offerings of CenturyLink and certain of its affiliates, (iv) having provided or providing certain derivatives and foreign exchange trading services to CenturyLink, and (v) having provided or providing certain treasury and trade management services and products to CenturyLink.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Level 3 and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Level 3 in connection with an acquisition, (ii) having acted or acting as administrative agent, co-lead arranger and book runner for, and as a lender under, a credit facility of an

The Board of Directors

CenturyLink, Inc.

affiliate of Level 3, (iii) having acted or acting as a book runner on multiple debt offerings of Level 3 and certain of its affiliates, (iv) having provided or providing certain foreign exchange trading services to Level 3, and (v) having provided or providing certain treasury and trade management services and products to Level 3.

It is understood that this letter is for the benefit and use of the Board of Directors of CenturyLink (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by CenturyLink is fair, from a financial point of view, to CenturyLink.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

    INCORPORATED

Annex F

1585 Broadway New York, New York 10020 tel 212 761 4000 fax 212 761 4001

October 30, 2016

Board of Directors

CenturyLink, Inc.

100 Centurylink Drive

Monroe, LA 71203

Members of the Board:

We understand that Level 3 Communications, Inc. (the “Company”), CenturyLink, Inc. (the “Buyer”), Wildcat Merger Sub 1 LLC (“Merger Sub 1”) and WWG Merger Sub LLC (“Merger Sub 2”), each indirect wholly owned subsidiaries of the Buyer, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 31, 2016 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub 1 with and into the Company and the merger of the surviving corporation with and into Merger Sub 2 (together with the Merger, the “Combination”). Pursuant to the Merger, the Company will become a wholly owned indirect subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than shares as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) $26.50 per share in cash and (ii) 1.4286 shares of common stock, par value $1.00 per share, of the Buyer (the “Buyer Common Stock”) (together, the “Consideration”). The terms and conditions of the Combination are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Combination, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Combination on the Buyer’s cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies that we deemed to be comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the draft dated October 31, 2016 (the “Commitment Letter”), and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Combination will be consummated in accordance with the terms set forth in the Merger Agreement without any material waiver, amendment or delay of any terms or conditions, including, among other things, that the Combination will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Combination. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessments of the Buyer and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Combination; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with the Combination and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Combination. In addition, Morgan Stanley or one or more of its affiliates is providing to the Buyer a portion of the financing required in connection with the Combination, for which Morgan Stanley will receive additional fees from the Buyer. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Combination, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the use of the Board of Directors of the Buyer and may not be used for any other purpose or disclosed without our prior written consent, except that (i) a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the U.S. Securities and Exchange Commission in connection with the Combination and (ii) the Buyer may also include references to this opinion, to us and to our relationship with the Buyer in any such filing in a form reasonably acceptable to us and our counsel. This opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Combination or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Combination.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Yourkoski

Name:	Jon Yourkoski
Title:	Managing Director

Annex G

October 30, 2016

The Board of Directors

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

Members of the Board of Directors:

We understand that CenturyLink, Inc., a Louisiana corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Wildcat Merger Sub 1 LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub 1”), WWG Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub 2”) and Level 3 Communications, Inc., a Delaware corporation (the “Company”), pursuant to which (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving entity (the “Surviving Corporation”), as a result of which the Surviving Corporation will become a wholly owned subsidiary of Parent (the “Merger”) and (ii) immediately following the effective time of the Merger, the Surviving Corporation will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving limited liability company and an indirect wholly owned subsidiary of Parent (the “Subsequent Merger” and, together with the Merger, the “Combination”). As a result of the Merger, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than Dissenting Shares (as defined in the Merger Agreement), will be converted into (A) 1.4286 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent ( “Parent Common Stock”) (the “Stock Consideration”) and (B) the right to receive $26.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Combination are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of Parent has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to Parent.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to each of Parent and the Company prepared and furnished to us by the management of Parent and the Company, respectively;

(iii) reviewed certain non-public projected financial and operating data relating to Parent prepared and furnished to us by the management of Parent;

(iv) reviewed certain non-public projected financial and operating data relating to the Company prepared and furnished to us by the management of the Company;

(v) reviewed the amount and timing of the cost savings and capital expenditure reductions estimated by the management of Parent and the management of the Company to result from the Combination (collectively, the “Synergies”);

(vi) discussed the past and current operations, financial projections and current financial condition of each of Parent and the Company with the management of Parent (including their views on the risks and uncertainties of achieving such projections);

(vii) reviewed the reported prices and the historical trading activity of each of the Parent Common Stock and the Company Common Stock;

(viii) compared the financial performance of each of Parent and the Company and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(ix) compared the financial performance of Parent and the Company and the valuation multiples relating to the Combination with those of certain other transactions that we deemed relevant;

(x) reviewed the potential pro forma financial impact of the Combination on the future financial performance of the combined company based on the projected financial data relating to each of Parent and the Company referred to above, including the projected Synergies and other strategic benefits and the amount and timing of realization thereof, anticipated by management of Parent and the management of the Company to be realized from the Combination;

(xi) reviewed a draft of the Merger Agreement dated October 29, 2016 and

(xii) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to Parent and the Company referred to above (including the Synergies), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Parent and the Company as to (i) the future financial performance of the companies under the assumptions reflected therein and (ii) the Synergies, including the amount and timing of the realization of such Synergies. We express no view as to any projected financial data relating to Parent or the Company, the Synergies or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of Parent and the management of the Company as to the Synergies, including the amount and timing of the realization of such Synergies.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that the Combination will qualify as a tax free reorganization for United States federal income tax purposes, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement in all material respects and that all conditions to the consummation of the Combination will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Combination will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Parent, the Company or the consummation of the Combination or materially reduce the benefits to Parent of the Combination. We have also assumed that the executed Merger Agreement will not differ in any material respect from the draft Merger Agreement dated October 29, 2016 reviewed by us.

We have not made nor assumed any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of Parent or the Company, nor have we been furnished with any such inspection, valuation or appraisal, nor have we evaluated the solvency or fair value of Parent or the Company under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to Parent. We do not express any view on, and our opinion does not address, the fairness of the Combination to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of Parent, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary our analysis in any material respect. Our opinion does not address the relative merits of the Combination as compared to other business or financial strategies that might be available to Parent, nor does it address the underlying business decision of Parent to engage in the Combination. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of Parent or to any other persons in respect of the Combination, including as to how any holder of shares of Parent Common Stock or Company Common Stock should vote or act in respect of the Combination. We express no opinion herein as to the price at which shares of Parent Common Stock or Company Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Parent and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. Parent has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We may also be entitled to receive an additional fee at the discretion of the Board of Directors of Parent. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to Parent and received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Parent, the Company, and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is for the use and benefit of, the Board of Directors of Parent in connection with its evaluation of the proposed Combination. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred or communicated (in whole or in part) to or by any third party for any purpose whatsoever except with our prior written approval, except Parent may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Parent to its stockholders relating to the Combination; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Daniel B. Mendelow
Daniel B. Mendelow
Senior Managing Director

Annex H

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20.	Indemnification of Directors and Officers

Sections 1-850 through 1-859 of the Louisiana Business Corporation Act provide in part that CenturyLink may indemnify each of its current or former directors and officers (each an “indemnitee”) against liability (including judgments, settlements, penalties, fines, or reasonable expenses) incurred by the indemnitee in a proceeding to which the indemnitee is a party if the indemnitee acted in good faith and reasonably believed either (i) in the case of conduct in an official capacity, that such indemnitee’s conduct was in the best interests of CenturyLink or (ii) in all other cases, that such indemnitee’s conduct was at least not opposed to the best interests of CenturyLink, and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe such indemnitee’s conduct was unlawful. CenturyLink may also advance expenses to the indemnitee provided that the indemnitee delivers (i) a written affirmation of such indemnitee’s good faith belief that the relevant standard of conduct has been met by such indemnitee or that the proceeding involves conduct for which liability has been eliminated and (ii) a written undertaking to repay any funds advanced if (a) such indemnitee is not entitled to mandatory indemnification by virtue of being wholly successful, on the merits or otherwise, in the defense of any such proceeding and (b) it is ultimately determined that such indemnitee has not met the relevant standard of conduct. CenturyLink has the power to obtain and maintain insurance on behalf of any person who is or was acting for CenturyLink, regardless of whether CenturyLink has the legal authority to indemnify, or advance expenses to, the insured person with respect to such liability.

Under Article II, Section 10 of CenturyLink’s bylaws, which CenturyLink refers to as the indemnification bylaw, CenturyLink is obligated to indemnify its current or former directors and officers, except that if any of CenturyLink’s current or former directors or officers are held liable under or settle any derivative suit, CenturyLink is permitted but not obligated to indemnify the indemnified person to the fullest extent permitted by Louisiana law.

As permitted by Louisiana law, CenturyLink’s articles of incorporation include a provision that, subject to certain exceptions, eliminates personal liability of a director or officer to CenturyLink and its shareholders for monetary damages resulting from breaches of the duty of care, and further provides that any amendment or repeal of this provision will not affect the elimination of liability accorded to any director or officer for acts or omissions occurring prior to such amendment or repeal.

CenturyLink’s articles of incorporation authorize CenturyLink to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. CenturyLink has entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the indemnification bylaw. CenturyLink refers to these contracts as indemnification contracts. The right to indemnification provided by these indemnification contracts applies to all covered claims, whether such claims arose before or after the effective date of the contract.

CenturyLink maintains an insurance policy covering the liability of the directors and officers of CenturyLink and its subsidiaries for actions taken in their official capacity. Subject to certain limitations, the indemnification contracts provide that, to the extent insurance is reasonably available, CenturyLink will maintain comparable insurance coverage for each contracting party as long as such person serves as a director or officer and thereafter for so long as such person is subject to possible personal liability for actions taken in such capacities.

The foregoing is only a general summary of certain aspects of Louisiana law, certain provisions of CenturyLink’s articles of incorporation and bylaws, and CenturyLink’s indemnification contracts, and does not purport to be complete. It is qualified in its entirety by reference to (i) the relevant provisions of the Louisiana Business Corporation Act and (ii) CenturyLink’s articles of incorporation, bylaws, and form of indemnification contract, each of which is on file with the Commission.

Item 21.	Exhibits

The following is a list of Exhibits to this Registration Statement:

2.1	Agreement and Plan of Merger, dated as of October 31, 2016, among CenturyLink, Inc., Level 3 Communications, Inc., Wildcat Merger Sub 1 LLC and WWG Merger Sub LLC (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)†

5.1*	Opinion of Jones Walker, LLP

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz

8.2*	Opinion of Willkie Farr & Gallagher LLP

10.1	Voting Agreement, dated as of October 31, 2016, by and between STT Crossing Ltd, CenturyLink, Inc. and, for the limited purposes set forth therein, Level 3 Communications, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

10.2	Shareholder Rights Agreement, dated as of October 31, 2016, by and between CenturyLink, Inc. and STT Crossing Ltd. (incorporated by reference to Exhibit 10.2 of CenturyLink’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2016).

23.1*	Consent of Jones, Walker, LLP (to be included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (to be included as part of its opinion filed as Exhibit 8.1 hereto and incorporated herein by reference)

23.3*	Consent of Willkie Farr & Gallagher LLP (to be included as part of its opinion filed as Exhibit 8.2 hereto and incorporated herein by reference)

23.4	Consent of KPMG LLP, independent registered public accounting firm to CenturyLink

23.5	Consent of KPMG LLP, independent registered public accounting firm to Level 3

24.1	Power of Attorney

99.1	Consent of Citigroup Global Markets Inc.

99.2	Consent of Lazard Frères & Co. LLC

99.3	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Morgan Stanley & Co. LLC

99.5	Consent of Evercore Group L.L.C.

99.6*	Consent of Jeff K. Storey

99.7*	Consent of Steven T. Clontz

99.8*	Consent of [●]

99.9*	Consent of [●]

99.10*	Form of Proxy of CenturyLink, Inc.

99.11*	Form of Voting Instruction Cards of CenturyLink, Inc.

99.12*	Form of Proxy of Level 3 Communications, Inc.

*	To be filed by amendment
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Louisiana, on December 15, 2016.

CENTURYLINK, INC.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on December 15, 2016.

Signature	Title

*	Chief Executive Officer, President and Director (Principal Executive Officer)
Glen F. Post, III

*	Executive Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer)
R. Stewart Ewing, Jr.

*	Executive Vice President, Controller and Operations Support (Principal Accounting Officer)
David D. Cole

*	Chairman of the Board of Directors
William A. Owens

*	Director
Martha H. Bejar

Director
Virginia Boulet

*	Director
Peter C. Brown

*	Director
W. Bruce Hanks

*	Director
Mary L. Landrieu

*	Director
Gregory J. McCray

Signature	Title

*	Director
Harvey P. Perry

*	Director
Michael J. Roberts

*	Director
Laurie A. Siegel

*By:	/s/ Stacey W. Goff
Stacey W. Goff
Attorney-in-Fact

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of October 31, 2016, among CenturyLink, Inc., Level 3 Communications, Inc., Wildcat Merger Sub 1 LLC and WWG Merger Sub LLC (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)†

5.1*	Opinion of Jones Walker, LLP

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz

8.2*	Opinion of Willkie Farr & Gallagher LLP

10.1	Voting Agreement, dated as of October 31, 2016, by and between STT Crossing Ltd, CenturyLink, Inc. and, for the limited purposes set forth therein, Level 3 Communications, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

10.2	Shareholder Rights Agreement, dated as of October 31, 2016, by and between CenturyLink, Inc. and STT Crossing Ltd. (incorporated by reference to Exhibit 10.2 of CenturyLink’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2016).

23.1*	Consent of Jones Walker, LLP (to be included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (to be included as part of its opinion filed as Exhibit 8.1 hereto and incorporated herein by reference)

23.3*	Consent of Willkie Farr & Gallagher LLP (to be included as part of its opinion filed as Exhibit 8.2 hereto and incorporated herein by reference)

23.4	Consent of KPMG LLP, independent registered public accounting firm to CenturyLink

23.5	Consent of KPMG LLP, independent registered public accounting firm to Level 3

24.1	Power of Attorney

99.1	Consent of Citigroup Global Markets Inc.

99.2	Consent of Lazard Frères & Co. LLC

99.3	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Morgan Stanley & Co. LLC

99.5	Consent of Evercore Group L.L.C.

99.6*	Consent of Jeff K. Storey

99.7*	Consent of Steven T. Clontz

99.8*	Consent of [●]

99.9*	Consent of [●]

99.10*	Form of Proxy of CenturyLink, Inc.

99.11*	Form of Voting Instruction Cards of CenturyLink, Inc.

99.12*	Form of Proxy of Level 3 Communications, Inc.

*	To be filed by amendment
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.